AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION
ON OCTOBER 21, 2004

REGISTRATION NO. 333-119508

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 2 TO

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

TELVENT GIT, S.A.

(Exact Name of Registrant as Specified in Its Charter)

TELVENT GIT, S.A.

(Translation of Registrant’s Name into English)

Kingdom of Spain	7373	Not applicable
(State or Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Valgrande, 6

28108 Alcobendas, Madrid
Spain
(34) 902-33-55-99
(Address, Including ZIP Code, and Telephone Number, Including Area Code,
of Registrant’s Principal Executive Offices)

CT Corporation System

111 Eighth Avenue
New York, New York 10011
(212) 664-1666
(Name, Including ZIP Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Laura D. Nemeth, Esq.	Valerie Ford Jacob, Esq.
Alan N. Waxman, Esq.	Timothy E. Peterson, Esq.
Squire, Sanders & Dempsey L.L.P.	Fried, Frank, Harris, Shriver & Jacobson LLP
350 Park Avenue	One New York Plaza
New York, New York 10022	New York, New York 10004
(212) 872-9800	(212) 859-8000

               Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

               If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.     ☐

               If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

               If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

               If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

               If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.     ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated October 21, 2004
PROSPECTUS

8,700,000 Shares

Ordinary Shares

           Telvent GIT, S.A. is a Spanish corporation and this is our initial public offering. We are selling 8,700,000 ordinary shares.

        Prior to this offering, no public market exists for our ordinary shares. We currently anticipate that the initial public offering price will be between $ 9.00 and $ 10.00 per share. We have applied to have our ordinary shares quoted on the Nasdaq National Market under the symbol “TLVT.” Our ordinary shares will not be listed on any exchange or otherwise quoted for trading in Spain.

        Investing in our ordinary shares involves risks that are described in the “Risk Factors” section beginning on page 8 of this prospectus.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

        The underwriters may also purchase up to an additional 107,900 ordinary shares from the selling shareholders named in this prospectus and 1,197,100 shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover any overallotments. We will not receive any proceeds from the sale of ordinary shares by the selling shareholders in the overallotment.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The ordinary shares will be ready for delivery on or about                    , 2004.

Merrill Lynch & Co.	Lehman Brothers
SG Cowen & Co.

The date of this prospectus is                          , 2004.

        You should rely only on the information contained in this prospectus. None of us, the selling shareholders, or the underwriters have authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. None of us, the selling shareholders, or the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

        Unless otherwise indicated, (1) the terms “we,” “us,” “our company,” “our” and “Telvent” refer to Telvent GIT, S.A. and includes Telvent GIT, S.A. and its subsidiaries unless the context otherwise requires, (2) “Abengoa” refers to Abengoa, S.A. and its subsidiaries (including Telvent Corporation, S.L., Telvent Investments, S.L. and Siema AG) and excludes Telvent GIT, S.A. and its subsidiaries, unless the context otherwise requires, (3) “the Abengoa Group” refers to Abengoa, S.A. and its subsidiaries, including Telvent GIT, S.A. and its subsidiaries, (4) “shares” and “ordinary shares” refer to our ordinary shares, (5) all references to “U.S. Dollars,” “dollars,” “$” and “U.S. $” are to the legal currency of the United States and all references to “Euros” and “€” are to the legal currency of the European Union; and (6) all references to the NMS Division of Metso refer to Metso Automation SCADA Solutions Ltd. and Metso Automation SCADA Solutions Inc., which we acquired on January 31, 2003. Discussions of the history of our business in this prospectus include the histories of the businesses we have acquired prior to their acquisition by us. All references to “Latin America” include Mexico and all references to “North America” refer to the United States and Canada.

        All references to our results of operations are reported in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, except references to our backlog, recurring revenues, core revenues, five-year selected consolidated financial data and results of operations by sectors and geographies, which, unless the context otherwise requires, refer to our financial information as reported in accordance with generally accepted accounting principles in Spain, or Spanish GAAP.

-i-

        Information in this prospectus assumes that the underwriters do not exercise their overallotment option to purchase up to 1,197,100 and 107,900 additional ordinary shares from us and the selling shareholders, respectively, and reflects the 200 for 1 split of our ordinary shares effected on April 15, 2004. Some numbers discussed in this prospectus are approximated.

        This prospectus contains some of our trademarks and service marks, including the following: Telvent, Sainco, Itaca, ValTick, SmartTOLL, VidiToll, ClearingToll, ClearingTrans, MobiFast and Sicotie.

        Market and industry data used throughout this prospectus, including information relating to market share and trends, are based on our good faith estimates. These estimates were based on our review of internal surveys, independent industry publications and other publicly available information. This prospectus contains references to market leadership positions in certain sectors. Unless otherwise stated, these references should be understood as leadership in terms of revenues.

        Certain persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of our ordinary shares. Such transactions may include stabilization and the purchase of our ordinary shares to cover short positions. For a description of these activities, see “Underwriting.”

        The distribution of this prospectus and the offering of ordinary shares may be restricted by law in certain jurisdictions, and no action has been or will be taken in any jurisdiction by us or by any of the underwriters that would permit a public offering of the ordinary shares or distribution of a prospectus in any jurisdiction where action for this purpose is required, other than the United States. All persons into whose possession this prospectus comes must inform themselves of and observe all such restrictions. Neither we nor the underwriters accept any responsibility for any violation by any person, whether or not a prospective purchaser of ordinary shares, of any such restrictions.

        The ordinary shares have not, whether directly or indirectly, been offered or sold and, for up to six months following the consummation of this offering, will not be offered or sold to persons in the United Kingdom except to persons whose ordinary activities involve them acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which do not constitute an offer to the public in the United Kingdom for the purposes of the Public Offers of Securities Regulations 1995. We have (i) complied and will comply with all applicable provisions of the FSMA in respect of anything done by us in relation to the ordinary shares in, from or otherwise involving the United Kingdom and (ii) only communicated or caused to be communicated, and will only communicate or cause to be communicated, any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the sale of the ordinary shares in circumstances where section 21(1) of the FSMA does not apply to us, to persons who fall within the exemptions to section 21 of the FSMA set out in The Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (the “Order”) (including to persons exempted under Article 19 (Investment Professionals) or Article 49(2)(a) to (d) (high net worth companies, unincorporated associations etc.) of the Order) or to persons to whom the invitation or inducement may otherwise lawfully be communicated or cause to be communicated.

        The ordinary shares may not be offered, advertised or sold in Spain except in accordance with the requirements of the Spanish Securities Market Law (Law 24/1998 of July 28 as amended by Law 37/1998 of November 16) and Royal Decree 291/1992, on Issues and Public Offering of Securities as amended or restated by Royal Decree 2590/1998 of 7 December (“R.D. 291/92”). The prospectus is not verified or registered in the administrative registries of the National Stock Exchange Commission (“CNMV”) in Spain, and therefore a public offer for subscription of the ordinary shares shall not be promoted in Spain. Notwithstanding the above, the ordinary shares may be offered in Spain subject to the requirement set forth in R.D. 291/92, and, in particular, in Article 7.1.a if a private placement of the ordinary shares is addressed exclusively to institutional investors. The institutional investors will be subject to the restriction on the transmission of the ordinary shares to the other investors in Spain that are not institutional investors set forth in Article 7.1.a of R.D. 291/92.

-ii-

PROSPECTUS SUMMARY

        This summary highlights key aspects of the information contained elsewhere in this prospectus. Because it is a summary, it does not contain all of the information that you should consider before making an investment decision regarding our ordinary shares. You should read the entire prospectus carefully, including the “Risk Factors” section and the financial statements and the accompanying notes to those statements. All references in this prospectus to our results of operations are reported in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, except references to our backlog, recurring revenues, core revenues, five-year selected consolidated financial data and results of operations by sectors and geographies, which, unless the context otherwise requires, refer to our financial information as reported in accordance with generally accepted accounting principles in Spain, or Spanish GAAP. Core revenues consists of all types of revenue recognized under Spanish GAAP that are also recognized as revenue under U.S. GAAP.

Telvent

Introduction

        We are an information technology company that provides value-added real-time products and services solutions to customers in targeted industrial sectors (Energy, Traffic, Transport and Environment) primarily in Spain, North America, Latin America (including Mexico) and China. Our products and services solutions include systems integration, consulting services, design and engineering services, and software that enable our customers to more efficiently manage their operations and business processes. We have a well-established presence in the industries in which we operate and our solutions help to manage and control:

•	approximately 60% of the oil and gas transmission pipeline mileage in North America, through, for example, the use of our SCADA (supervisory, control and data acquisition) systems and applications that monitor flow and detect leaks;

•	the transmission and distribution of electricity to more than 80 million people around the world, through, for example, our applications that track network conditions and facilitate remote control of networks;

•	the daily traffic flow at over 6,000 intersections in some of the largest cities in our core geographies through, for example, the use of our intelligent traffic systems that monitor and control urban traffic; and

•	the transportation of passengers on trains and subways in major metropolitan areas, including Madrid and New York City, through, for example, the use of our applications for ticketing systems and for the monitoring and control of the network that supplies electrical power to train cars.

        Our business is organized in three primary ways — across sectors, IT solutions and geographies.

Sectors: We have developed distinctive skills in our targeted industrial sectors that involve mission-critical functions for large flow-based networks.

Real-time IT Solutions: Our mission-critical real-time products and services solutions collect raw data at the field level, transform that data into operational information, and convert the operational information into business intelligence.

Specific Geographies: We currently focus on four geographic regions: Spain, North America, Latin America and China. We started operations in Spain over 40 years ago.

Our Strengths

Growth and profitability. In 2003, we achieved revenues of € 257.7 million and income from operations of € 8.9 million, representing increases of 17.5% and 68.6%, respectively, from 2002 to 2003. However, net income declined in 2003 by 3.4% from € 4.7 million to € 4.5 million. Our 2003 results include eleven months of results of operations of the former NMS Division of Metso, which we acquired as of January 31, 2003. This acquisition was the primary source of our 2003 revenue growth. For the six months ended June 30, 2004, we generated revenues of € 126.5 million and income from operations of € 5.6 million. Our revenues and income from operations increased 17.4% and 257.7%, respectively, from the six months ended June 30, 2003 to the six months ended June 30, 2004. This increase in revenues was primarily due to the consolidation of revenue from our temporary consortiums, increased business activity and revenues attributable to our ownership of the NMS Division of Metso for the entire six-month period ended June 30, 2004. Net income for the six months ended June 30, 2004 increased to € 3.6 million from € 0.5 million for the six months ended June 30, 2003.

Revenues visibility. We maintain a backlog, which represents the portion of our signed contracts for which performance is pending. The backlog results from our turnkey project execution contracts, which range from 12 to 18 months, and our multi-year maintenance and managed service contracts. We had a core revenues backlog of € 265.8 million as of December 31, 2003, compared with € 214.8 million as of December 31, 2002, which represents a 23.7% increase. 87.6% of our 2003 core revenues came from customers that were our customers in previous years. 20.0% of our 2003 core revenues came from multi-year maintenance and managed service contracts, which typically have terms ranging from three to five years. As of June 30, 2004, our core revenues backlog was € 330.4 million and 88.7% of our core revenues for the six months ended June 30, 2004 came from customers that were our existing customers in previous years.

Diversified blue chip customer base. Our representative customer base consists of companies responsible for generation, transmission and distribution in the energy sector, and government and quasi-government agencies in the traffic, transport and environment sector. Our core group of customers includes some of the largest energy companies in the United States, Canada, Spain, Mexico, Brazil and China, some of the largest Spanish and Latin American utilities, the traffic or transport authorities of some of the largest cities in Spain, North America, Latin America and China, and a number of government environmental entities in Spain and North America. Our long-standing relationships with many of our customers, some of which span more than 15 years, have allowed for the progressive introduction of new products and services to our installed customer base.

Diversified geographic exposure. Spain represented 56.6% of our 2003 core revenues. Latin America and North America represented 18.3% and 11.7% of our 2003 core revenues, respectively. We have increased our presence in China in recent years. China accounted for approximately 4.4% of our 2003 core revenues. For the six months ended June 30, 2004, Spain, Latin America, North America and China represented 51.8%, 19.1%, 14.2%, and 2.5% of our core revenues, respectively.

Distinctive proprietary technology. Through our research and development effort, we have developed proprietary products. Our research and development planning process is designed to ensure that new developments are aligned with our business strategy and with customer needs and demands, which we believe increases the effectiveness of our research and development process.

Flexible technology approach. We have developed a series of strategic alliances with other vendors that have allowed us to build an integrated portfolio of proprietary, as well as third-party, solutions.

Global solutions delivered locally. Our operational model has allowed us to leverage our sector expertise in the geographies in which we operate and to build a competitive advantage over both less sophisticated local integrators and large but less technologically flexible global suppliers.

Experienced international management team. On average, our executive officers have more than 15 years of industry experience. In addition, most of these individuals have been employed by us for many years in our targeted geographies.

Proven internal management processes and systems. We operate with rigorous management and risk control systems. We and our subsidiaries have implemented these systems as a result of our parent company, Abengoa, being a public company in Spain.

Relationship with Abengoa. The Abengoa Group is comprised of diversified industrial and technology companies. Together with Telvent Investments, Telvent represents the Abengoa Group’s information technology business unit. We generally operate independently from Abengoa’s other businesses although we benefit from our relationship with Abengoa in a number of ways. In particular, our relationship enables us to identify cross-selling opportunities and gain market intelligence by maintaining close contact with the other companies in the Abengoa Group. The other benefits we realize from the Abengoa Group structure include our access to the professional support services that we purchase from other companies of the Abengoa Group, and our ability to sell certain communications, IT and related services to other companies of the Abengoa Group.

Our Market Opportunity

        We expect that, in general, our target geographic markets will grow in the near term, primarily driven by the following trends:

•	Increased infrastructure spending in our key sectors;

•	Infrastructure development in China; and

•	Demand for new information technology products and services.

        We expect these trends also to be supported by continuing GDP growth in each of our core geographies of Spain, North America, Latin America and China.

Our Growth Strategy

        Our goal is to sustain revenue growth and increase profit margins by shifting product mix toward our higher value-added applications. From 2001 to 2003, we developed or acquired new higher value-added products (such as our Energy applications OASyS DNA and POLARIS) which have already been deployed to customer projects. In the future, we expect the sales of these products to represent a higher portion of our overall revenues. We also will continue the implementation of several cost-saving initiatives at the corporate and operational levels and we anticipate that we will realize cost savings in the next several years. These initiatives include the integration of support functions for our subsidiaries such as accounting and administration. Additionally, we have identified opportunities for further growth by making substantial investments both in acquisitions and proprietary product developments. Our near-term growth objectives are to:

•	Develop or consolidate a leadership position in terms of revenues in our current geographies for our core sectors and develop ways to expand our capabilities to new sectors;

•	Complete a fully integrated offering of solutions in our core sectors; and

•	Capture sector-specific real-time process outsourcing opportunities.

Risk Factors

        Our business is subject to significant risks. The following risks to our business, as well as the other risks that we face, are more fully described under “Risk Factors” beginning on page 8:

•	Adverse economic conditions, particularly in Spain where we generated 56.6% of our 2003 core revenues, may reduce the demand for information technology services and solutions;

•	We are particularly sensitive to uncertainties inherent in government and state-owned company contracts and information technology budgets;

•	Our operations are expanding and we may not be able to manage this process in an effective manner;

•	We may incur financial risk in connection with “Build-Operate-Transfer” programs; we have not yet made an equity investment in a “B-O-T” project;

•	We may not be able to grow through extending our sales into our other geographies, selling more higher value-added solutions or developing our real-time process outsourcing program;

•	We may not be able to acquire businesses, or integrate businesses we do acquire, in the manner in which we anticipate;

•	Our relationships with our alliance partners may not be successful, which could adversely affect our business and the implementation of our growth strategy;

•	Future movements in currency rates may adversely affect our results of operations;

•	We may not be able to keep pace with rapidly changing technology and as a result we may not be able to compete effectively;

•	Our majority shareholder has the ability to control matters requiring a shareholder vote, and, because we are a “controlled company” under Nasdaq rules, our board of directors is not required to have a majority of independent directors; and

•	Abengoa’s credit facility places indirect restrictions on our ability to purchase or sell assets, merge with another company, make acquisitions and incur indebtedness.

Corporate Information and History

        Since the incorporation in 1963 of Sociedad Anónima de Instalaciones de Control (Sainco), or Sainco, now known as Telvent Energía y Medio Ambiente, S.A., we and our predecessors have been able to establish long-standing relationships with our Energy and Traffic customers and progressively introduce new ranges of products and services solutions to the market. We and our predecessors also have developed new related sectors, such as Environment and Transport, and we and our predecessors have successfully entered new geographies, such as our entry into Mexico, Brazil and China in the 1990s. We have also been able to successfully integrate acquisitions, including our recent acquisition of the NMS Division of Metso through which we gained entry into the North American market. Telvent GIT, S.A. was incorporated in Spain in 2000 as the holding company for the information technology businesses of Abengoa, our controlling shareholder. The formation of this holding company structure was completed on January 1, 2001, upon Abengoa’s contribution of the shares of Telvent Energía y Medio Ambiente and its subsidiaries to us. We operate our business principally through five subsidiaries, including Telvent Energía y Medio Ambiente and Telvent Canada Ltd., which is the entity that owns the assets formerly owned by the NMS Division of Metso. Discussions of the history of our business in this prospectus include the histories of the businesses we have acquired prior to their acquisition by us. Our principal executive offices are located at Valgrande, 6, 28108 Alcobendas, Madrid, Spain and we can be contacted at (34) 902-33-55-99 or (34) 917-14-70-02. We or our subsidiaries also have offices in the United States, Canada, Mexico, Brazil and China. Our Internet address is www.telvent.com. The information contained in our Web site is not a part of this prospectus.

The Offering

        The following information assumes that the underwriters do not exercise the option granted by the selling shareholders named in this prospectus and us to purchase up to an additional 1,305,000 ordinary shares in the offering. All ordinary share information reflects the 200 for 1 split of our ordinary shares effected on April 15, 2004. Unless we indicate otherwise, all information in this prospectus assumes an initial public offering price of $ 9.50, the midpoint of the range set forth on the front cover of this prospectus.

Ordinary Shares Offered By Us	8,700,000 ordinary shares.

Shares Outstanding After the Offering	After the offering, we will have 28,700,000 ordinary shares issued and outstanding.

Shares Owned by Abengoa After the Offering	After the offering, Abengoa will own, directly or indirectly, 18,201,000, or 63.4%, of our ordinary shares.

Offering Price	$ per ordinary share.

Use of Proceeds	We estimate that the net proceeds from the offering will be approximately $ 76.9 million. We expect to use $ 61.5 million to $ 69.2 million of our net proceeds from this offering for acquisitions, joint ventures, and equity investments in “Build-Operate-Transfer” projects, $ 3.8 million to $ 11.5 million to finance the expansion of our products and services solutions, and the remainder for general working capital purposes.

Dividends	We do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future.

Lock-up	We, together with all of our existing shareholders, will agree with the underwriters not to sell or transfer any ordinary shares for 180 days after the date of this prospectus without first obtaining the written consent of the representatives.

Proposed Nasdaq National Market Symbol	“TLVT”. Our ordinary shares will not be listed on any exchange or otherwise quoted for trading in Spain.

Reporting	We have agreed with the underwriters to provide certain periodic and other reports to the SEC and to post them on our website.

Settlement and Delivery	You must pay for the ordinary shares in U.S. Dollars by the closing date of the offering, which is expected to be , 2004. Delivery of the ordinary shares will be subject to registration with the Mercantile Registry of Madrid of the capital increase associated with the issuance of the shares offered by us in this offering. In the event that these shares are not registered within four business days after the pricing of the offering, the offering will be cancelled, you will not receive any ordinary shares and any payment you have made will be returned to you promptly without interest. The underwriters will advance us funds prior to closing to facilitate our registration of the capital increase.

Risk Factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our shares.

Summary Consolidated Financial Data

        You should read the following information with our consolidated financial statements and related notes, “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

        The summary consolidated statement of operations data for 2003 and 2002 and the summary consolidated balance sheet data as of December 31, 2003 and 2002 are derived from our audited consolidated financial statements included elsewhere in this prospectus and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements and related notes. These consolidated financial statements were prepared in accordance with U.S. GAAP. The summary condensed consolidated statement of operations data for the six months ended June 30, 2004 and June 30, 2003 and the summary condensed consolidated balance sheet data as of June 30, 2004 are derived from our unaudited condensed consolidated interim financial statements included elsewhere in this prospectus and should be read in conjunction with, and are qualified in their entirety by reference to, these condensed consolidated financial statements and related notes.

	Six Months Ended June 30,			Year Ended December 31,

	2004(1)	2004	2003(2)	2003(1)(2)	2003(2)	2002

	(unaudited)

	(In thousands, except per share data)
Consolidated Statement of Operations Data:
Revenues(3)	$154,109	€126,537	€107,797	$313,892	€257,732	€219,435
Cost of revenues(3)	119,528	98,143	84,438	246,197	202,149	180,752

Gross profit	34,581	28,394	23,359	67,695	55,583	38,683

General and administrative	13,829	11,355	11,806	22,905	18,807	18,536
Sales and marketing	5,293	4,346	3,617	11,072	9,091	3,705
Research and development	4,280	3,514	3,171	13,735	11,278	5,772
Depreciation and amortization	4,322	3,549	3,191	7,238	5,943	3,116
Impairment charges(4)	—	—	—	1,935	1,589	2,290

Total operating expenses	27,724	22,764	21,785	56,885	46,708	33,419

Income from operations	6,857	5,630	1,574	10,810	8,875	5,264
Financial (expense), net(5)	(2,307)	(1,894)	(1,155)	(5,336)	(4,381)	(1,463)
Net income	$4,440	€3,646	€454	$5,498	€4,514	€4,671

Pro Forma Data:
Pro forma basic and diluted net income per ordinary share(6)	$0.15	€0.13		$0.19	€0.16

	As of June 30,		As of December 31,

	2004(1)	2004	2003(1)	2003	2002

	(unaudited)

	(In thousands)
Consolidated Balance Sheet Data:
Cash	$21,424	€17,591	$33,778	€27,735	€32,731
Restricted cash(7)	—	—	—	—	49,681
Working capital(8)	2,695	2,213	(17,695)	(14,529)	(13,864)
Total assets	334,402	274,573	385,470	316,504	335,708
Net related party credit line balance(9)	(2,257)	(1,853)	(8,209)	(6,740)	(52,743)
Short-term debt	1,184	972	18,108	14,868	16,775
Long-term debt(10)	35,323	29,003	42,160	34,617	19,378
Shareholders’ equity	76,968	63,197	73,480	60,333	61,193

	Six Months Ended
	June 30,		Year Ended December 31,

	2004(1)	2004	2003(1)(2)	2003(2)	2002

	(unaudited)

	(In thousands, except percentages)
Other Data:
Gross Margin		22.4%		21.6%	17.6%
Backlog (as of period-end)(11)	$402,388	€330,395	$323,658	€265,751	€214,785
Recurring revenues(12)		88.7%		87.6%	89.1%

(1)	Data presented in U.S. Dollars was translated from Euros to U.S. Dollars at the June 30, 2004 exchange rate of U.S. $ 1.2179 to € 1.00.

(2)	Financial results for the six months ended June 30, 2003 and for the year ended December 31, 2003 include five and eleven months, respectively, of results of operations of the NMS Division of Metso, which we acquired on January 31, 2003.

(3)	During 2003, we implemented the requirements of FIN 46-R, “Consolidation of Variable Interest Entities,” for those variable interest entities that had been created after January 31, 2003. As a result of this implementation, we recorded additional revenues and cost of revenues relating to other venturers of € 3.7 million for the year ended December 31, 2003. As of January 1, 2004, we extended the implementation of FIN 46-R to those variable interest entities that had been created prior to February 1, 2003. The effect of this implementation was to consolidate certain joint venture agreements for the six months ended June 30, 2004. The effect of this consolidation was our recording additional revenues of € 10.0 million relating to other venturers and additional cost of revenues of € 9.5 million relating to other venturers for the six months ended June 30, 2004. The financial statements of prior periods were not restated and the effect of consolidating these entities did not result in a cumulative effect of a change in accounting principle as of January 1, 2004.

(4)	Impairment charges reflects expenses in connection with some of our minority investments. These investments were sold in August 2004.

(5)	Financial (expense) income, net in 2003 reflects, among other things, € 1.9 million of expense related to the cost of guarantees in connection with one of our minority investments. We sold this investment in June 2004.

(6)	Assumes that our 200 to 1 stock split occurred as of the beginning of the period presented, that there were 20,000,000 ordinary shares outstanding during all the periods presented and that we sold 8,700,000 ordinary shares in this offering.

(7)	Restricted cash reflects the cash collateral account we maintained to provide credit support in connection with a guarantee relating to a minority investment. The collateral account was no longer required as of July 2003.

(8)	Working capital is the sum of accounts receivable and inventory, less accounts payable.

(9)	Net related party credit line balance of the net amount of our loans to Abengoa (€ 44.3 million as of December 31, 2002 and € 50.2 million as of December 31, 2003), and our borrowings from Abengoa (€ 97.0 million as of December 31, 2002 and € 57.0 million as of December 31, 2003). See “Relationship Between Telvent and the Abengoa Group” and Note 21 to our Consolidated Financial Statements.

(10)	Long-term debt consists of long-term debt plus the current portion of long-term debt.

(11)	Our backlog represents the portion of our signed contracts for which performance is pending. Backlog amounts are presented in accordance with Spanish GAAP. Backlog excludes our pipeline of projects that we are pursuing but as to which we have not yet signed binding agreements.

(12)	Recurring revenues is defined as core revenues from customers who were customers in previous years as a percentage of core revenues. Recurring revenues percentages are calculated using core revenues derived in accordance with Spanish GAAP.

RISK FACTORS

        Investing in our ordinary shares involves risks. You should carefully consider the risks described below, together with the other information contained in this prospectus, before purchasing our ordinary shares. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our shares could decline due to any of these risks and you may lose all or part of your investment.

Risks Relating To Our Business

Our business is exposed to the risk that adverse economic conditions, particularly in Spain, will reduce the demand for information technology services and solutions.

        Demand for information technology services is dependent on customers’ operations, budgets and overall financial condition. Therefore, demand for our services is highly sensitive to changes in general economic conditions and consolidation among our target customers in our core sectors. In particular, we are sensitive to economic conditions in our Energy and Traffic sectors, which constituted 75.9% of our 2003 core revenues. Generalized or localized downturns or inflationary pressures in Spain, North America, Latin America or China could also have an adverse effect on our business and financial condition. This is particularly true in Spain, where 56.6% of our core revenues were generated during 2003. As much of our business activity is highly concentrated in Spain, our business and financial condition is largely dependent upon economic conditions in Spain. In addition, if worldwide adverse economic conditions continue or worsen, our expected growth will be adversely affected.

We are particularly sensitive to risks relating to the uncertainties inherent in government and state-owned company contracts, especially in Spain.

        A substantial percentage of our revenue derives from services we provide as a contractor and subcontractor on various projects with governmental entities, including state-owned companies. In 2003, 47.1% of our core revenues were derived from services we provided to governmental entities. Our Traffic and Environment sectors are particularly dependent upon contracts with governmental entities and state-owned companies. Although a number of government projects for which we serve as a contractor or subcontractor are planned as multi-year projects, governments normally reconsider the funding of these projects on an annual (or more frequent) basis, particularly in the United States. Generally, these governmental entities may change the scope of, or terminate or delay, these projects at their convenience. In particular, 30.4% of our 2003 core revenues came from contracts or subcontracts with Spanish governmental entities. As a result of the recent election of a new government in Spain in March 2004, there may be significant budgetary changes for various Spanish infrastructure and investment projects. The termination or a major reduction in the scope of a major government project could have a material adverse effect on our results of operations and financial condition. In addition, economic or political instability in any of the countries in which we operate, particularly in Latin America and China, can impact government expenditures on infrastructure projects and, accordingly, could have a material adverse effect on our ability to achieve growth in those geographies.

We may not be able to manage effectively our expanding operations, which may impede our growth or negatively impact our performance.

        We are currently experiencing a period of rapid growth. This places a significant strain on our managerial and operational resources. Our number of employees grew from 1,644 as of December 31, 2002, to 2,116 as of December 31, 2003, mostly arising from employees added in connection with our acquisition of the NMS Division of Metso. To accommodate our growth, we must implement new or upgraded operating and financial systems, procedures and controls throughout many different locations, including processes to address trade barriers and receivables collection. These efforts may not be successful. Our failure to expand and integrate these systems and procedures efficiently could cause our expenses to grow and our revenues to decline or grow more slowly than expected.

We may not be able to develop real-time process outsourcing programs in the manner we anticipate, which may restrict our growth opportunities.

        One of our growth strategies is to develop real-time process outsourcing programs in response to a trend among our customers to outsource sector-specific process operations. We have only recently started to develop these programs and we may not be successful in developing them in the manner we anticipate, or our customers may elect not to outsource these functions. If either or both of these occur, our growth opportunities and future operating results may be adversely affected.

We may incur financial risk in connection with “Build-Operate-Transfer” programs.

        “Build-Operate-Transfer” projects represent one method of financing a real-time process outsourcing program. A typical component of these “B-O-T” programs is a requirement to fund a portion of the equity investment required to construct the project in exchange for the right to operate a portion of the project (such as a toll system) for a fee over the life of the project. This has the result of exposing us to the risks inherent in an equity investment in a technological project, including the risks of integration delays and cost overruns, and could require us to incur indebtedness or obtain financing in order for us to be able to fund our required equity investment, which could increase our leverage and adversely affect our financial condition and results of operations. We have not yet made an equity investment in a “B-O-T” project. We anticipate that we will invest some of the proceeds we receive from this offering in “B-O-T” projects.

We may not be able to successfully extend our sales of our solutions into our other geographies, which may impede our growth.

        Part of our growth strategy is predicated on extending our sales in the Energy, Traffic, Transport and Environment sectors to all of the geographies in which we currently operate. There are unique challenges in each geography in which we operate and extending the geographical reach of our sectors may be more difficult than we anticipate. In addition, in certain of our sectors (particularly Traffic and Transport), customers are local in nature and so to extend our sectors into new geographies we will need to develop relationships with new customers. To the extent that we are unable to do so, we may not be able to implement our growth strategy.

We may not be able to integrate our acquired businesses successfully, which may impede our growth and hurt our operations.

        Much of our recent revenue growth is due to our January 2003 acquisition of the NMS Division of Metso in North America. As part of our growth strategy, we anticipate making additional acquisitions in the future and expect to use proceeds from this offering to finance the costs of such acquisitions. The success of any acquisitions we may make will depend on our ability to integrate the personnel and acquired assets. Some of these acquisitions may be made in regions where the labor market is generally more competitive than some of our current labor markets. We may encounter difficulties in integrating acquisitions with our existing operations. This risk is heightened because we envision making acquisitions outside of Spain as part of our growth strategy, even though much of our management and central operations are based in Spain. Our inability to successfully integrate any businesses we acquire would cause us not to realize the degree or timing of benefits we expected and would impair our ability to achieve our growth strategy.

We may face adverse effects from investigations of our parent, four of its directors and its general counsel, its majority shareholder, and our chairman and chief executive officer.

        In October 2003, the Audiencia Nacional in Spain announced that it had begun a criminal investigation into the role of Abengoa’s majority shareholder, Inversión Corporativa I.C., S.A., and four directors of Abengoa, including its chairmen, in a series of transactions resulting in our purchase of our initial 3.71% interest in Xfera Móviles S.A., a start-up stage third generation mobile telephony company. We believe this investigation focuses on whether the Xfera transaction improperly benefited Inversión Corporativa at the expense of Abengoa’s minority shareholders. In September 2004, we learned that the Audiencia Nacional had extended the criminal investigation into the roles of our chairman and chief executive officer, Manuel Sanchez, and of the general counsel of Abengoa who also served as the secretary to the board of directors of Telvent from October 2000 to April 2004. We believe the investigation involving our chairman and chief executive officer focuses on his role in connection with our acquisition of the Xfera interest in December 2002 and in particular concerns whether, as our chief executive officer at the time we acquired the interest in Xfera, he cooperated with the directors of Abengoa to complete the transaction by not providing information to our board of directors that would be adequate for our board to make an informed and independent decision regarding the acquisition of the Xfera interest. The CNMV, the Spanish stock market regulator, opened an investigation in January 2003 that focuses on whether an agreement between Abengoa and its majority shareholder in October 2000 constituted a “relevant fact” that should have been identified to the CNMV.

        These investigations and inquiries are pending (although the CNMV investigation has been suspended pending resolution of the Audiencia Nacional proceeding) and we cannot predict their outcomes, nor can we predict the time in which these investigations and inquiries will be resolved, including with respect to our chairman and chief executive officer. These investigations and inquiries could have a material adverse effect on our business because they could divert the attention of our chairman and chief executive officer and other members of our management team. If the outcomes of any of these investigations and inquiries are adverse, or if any of these investigations and inquiries are protracted, they could have a material adverse effect on the ability of our chairman and chief executive officer to exercise his duties, indirectly have a material adverse effect on our financial condition, results of operations and prospects or, at a minimum, create a negative impression of us in the stock market or with our customers or cause our share price to decline. Further, to the extent there is an adverse finding against our chairman and chief executive officer in the Audiencia Nacional proceeding, he might be formally accused of criminal wrongdoing and could face criminal charges in a criminal trial. To the extent of an adverse finding in such a criminal trial, our chairman and chief executive officer could face various penalties including incarceration, fines or an inability to hold office in a public corporation. In addition, our vice president for business and corporate development is, along with our chairman and chief executive officer, also one of the two joint directors of Telvent Investments, the Abengoa entity that currently holds the interest in Xfera, and therefore he might also need to devote attention to these matters. See “Relationship Between Telvent and the Abengoa Group — Minority Investments.”

We may need additional capital, which, if we can obtain it, could cause us to take steps that may dilute your investment, increase our indebtedness, or both.

        Our credit arrangements with Abengoa are our primary source of borrowed capital for our working capital or other needs and permit us to request to borrow up to € 45.0 million for a period not to exceed one year. Abengoa may, at its option, elect not to lend us funds under this arrangement. In addition, Abengoa currently provides us with credit support in connection with some of our performance bonds and some of our lending arrangements and also periodically guarantees our lines of credit and our trade letters of credit with respect to some of our projects. Any refusal or inability of Abengoa to provide us with funding under the credit arrangement or to provide us with guarantees or credit support, because of financial constraints on Abengoa or otherwise, could significantly curtail our ability to access short-term capital and could have a material adverse effect on us. We may require additional cash resources due to changed business conditions or other future developments, including any joint ventures, investments or acquisitions we may decide to pursue. If the resources available to us are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain additional credit arrangements. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that any additional financing will be available in amounts or on terms acceptable to us, if at all.

We may not be able to implement appropriate hedging strategies to protect against future movements in currency rates between the Euro and the U.S. Dollar, which may adversely affect our results of operations.

        We are exposed to foreign exchange risk arising from various currency exposures. Some of our expenses are recorded in foreign currencies while a significant amount of our revenues is recorded in Euros, the legal currency in Spain. In 2003, 65.5% of our revenues was recorded in Euros, 23.6% of our revenues was recorded in U.S. Dollars and the remainder was recorded in other currencies. The devaluation of the dollar against the Euro in 2003 resulted in our reporting lower revenues in Euros than we would have reported had the exchange rate been more consistent with the exchange rates that prevailed in 2002. If we fail to adequately hedge any of our foreign currency risk, we could be exposed to adverse foreign exchange rate changes, which could have a material adverse effect on our results of operations and financial condition.

Our relationships with our alliance partners may not be successful, which could adversely affect our business and the implementation of our growth strategy.

        In certain markets and sectors, we depend on alliances to generate sales and manage existing projects. In China we have an alliance with Open Systems Control, Inc., which is exclusive in some sectors, to provide information technology services to the oil and gas, electricity and water sectors of the economy. We also have alliances with Environmental Systems Research Institute, or ESRI, for geographic information and Echelon Corporation for device networking technologies. Our alliances with Open Systems Control and ESRI are one-year, renewable agreements, while the Echelon alliance is terminable upon notice. If these relationships are not successful or the alliances are not renewed on favorable terms, our business and growth may be adversely affected and the value of your shares may decline.

The failure of our mission-critical information technology solutions or our customers’ systems could expose us to liability.

        We provide real-time products and services solutions for our customers’ information technology systems, which in turn monitor mission-critical business functions and protect against problems such as leaks, waste or power outages. In the event that our customers’ systems experience a failure they claim is related to us or to our products and services solutions, we may be subject to claims for injuries and other damages. Our insurance may not be sufficient or may not apply to any exposure to which we may be subject resulting from this type of product failure.

Our operations depend on facilities throughout the world and are subject to risks that could disrupt the services that we provide.

        In providing our services, we operate out of more than 20 facilities worldwide. Our facilities and operations could be damaged or disrupted by a natural disaster, war, political unrest, terrorist activity, computer viruses or public health concerns. The uncertainty surrounding the outcome of the Spanish elections following the March 11, 2004 terrorist attack in Madrid particularly affected our core revenues from our Spanish customers as recognized under Spanish GAAP, as invoicing was delayed on projects for many of these customers. We do not yet know what further impact the March 11 terrorist attack in Madrid, Spain and the transition to the new government will have on our results of operations. A major catastrophe, such as an earthquake or other natural disaster at any of our sites, or significant political unrest, war or terrorist activities in any of the areas where we conduct operations, could result in a prolonged interruption of or disruption to the services we provide to our customers. We may not be able to provide our services in the manner required by our customers if any of the foregoing occur, which would damage our reputation, business and financial condition.

A slow-down of the Chinese economy, adverse changes in political and economic policies of the Chinese government, or changes in the willingness of third parties to fund projects in China may reduce our growth and profitability.

        Our core revenues in China during 2003 were € 11.9 million. As part of our growth strategy, we expect our Chinese operations to grow over the next several years. However, growth estimates in China are particularly unpredictable and our sales in China are subject to significant volatility. Since the late 1970s, the Chinese government has been reforming the economic system in China. However, any Chinese government economic reform policies or measures may from time to time be modified or revised. Although the Chinese economy has grown significantly in the past decade, we cannot assure you that the Chinese economy will continue to grow at historical rates, if at all. In addition, China’s regulatory policies create additional administrative and operational burdens for us and increase our costs of doing business, and also make it more difficult for foreign companies to repatriate income from China. Any adverse changes in economic conditions in China, or changes in policies of the Chinese government or Chinese laws and regulations, could have a material adverse effect on the overall economic growth of China and investment in infrastructure and information technology. In addition, the funding for most of our projects in China has come from third parties, such as the World Bank and the Spanish government. Changes in the willingness of such parties to provide funds for infrastructure projects, including for information technology services and solutions, would materially impact our ability to maintain or increase our current level of activity in China. These developments could adversely affect our businesses, lead to reduction in demand for our services, adversely affect our competitive position and limit our future growth.

We depend substantially on a limited number of key personnel who would be difficult to replace. If we lose the services of these individuals, our business will be adversely affected.

        Our continued growth and success depend in large part on the managerial and technical skills of the members of our senior management, particularly Manuel Sánchez, José Ignacio del Barrio, Ana María Plaza, Larry Stack, David Jardine, Dai Yue, Luis Rancé, Marcio Leonardo, José Montoya, Philip Goulet and Ignacio González-Domínguez, and the success of our expansion efforts depends on significant management attention to integration and coordination. Any loss of services of any of those individuals would negatively affect our business. In addition, during periods in which demand for technically-skilled employees is great, we may experience significant employee turnover. These individuals are in high demand and we may not be able to attract or retain the staff we need.

        Most of our executive officers, including our chairman and chief executive officer, are not subject to written employment contracts. In addition, the employment contracts we do have do not specify a fixed employment period and do not contain non-compete provisions.

We may not be able to compete effectively, which would harm our business.

        There are many companies that provide competing solutions in the sectors and geographies in which we operate. In particular, we compete on our ability to provide innovative solutions to our customers. If we are unable to continue to develop innovative solutions for our customers at competitive prices, we will not be able to compete successfully with our competitors. The competition we face is intense and we expect it to increase in the future.

        Increased competition could result in:

•	price reductions and lower revenues;

•	loss of customers;

•	lower than anticipated growth; or

•	loss of market share.

        In addition, our competitors may develop products and services solutions that are better than ours, that are more appealing to customers or that achieve greater market acceptance. We compete with large engineering and industrial firms and small sector-driven specialized firms on a geographic and customer basis, including General Electric, Affiliated Computer Services, Indra Sistemas, S.A., Sice (Sociedad Iberica de Construcciones Electricas, S.A.), and Transdyn Controls, Inc. Many of our competitors are larger than we are and have greater financial and marketing resources than we do. Many of our competitors have longer operating histories and greater name recognition than we do. These advantages may allow our competitors to respond more quickly to new or emerging technologies or changes in customer requirements than we can. It is also possible that new competitors may emerge and acquire significant market share. In addition, particularly in Spain, we often face significant competition from construction companies that also provide solutions similar to ours. To the extent these construction companies build an infrastructure project, they have an advantage relative to us in competing for the value-added information technology products and services solutions accompanying the infrastructure project.

Our acquisitions and joint venture strategy involve risks and uncertainties that may harm our business or cause it not to perform as expected.

        As part of our business strategy, we continually review potential acquisitions, joint ventures and strategic alliances that we expect will complement our existing business. In particular, we are relying on potential acquisitions, joint ventures and strategic alliances to help us fuel our growth by enhancing the value-added products and services solutions that we can offer to our installed customer base. We do not know if we will be able to identify any joint ventures, acquisitions or alliances or that we will be able to successfully close these transactions.

        Any acquisitions and joint ventures we pursue may result in numerous risks and uncertainties, including:

•	the risks associated with entering geographic or business markets in which we have no or only limited prior experience;

•	the diversion of management attention from other business concerns; and

•	the risk that an acquired business, joint venture or investment will not perform as expected or that it will expose us to unforeseen liabilities.

        To the extent we recognize goodwill in any acquisition and we later deem that goodwill to be impaired, we will recognize losses which will adversely affect our results of operations and financial condition.

If we make minority investments in other companies, we will be exposed to the risk that we will not control those businesses or may need to invest additional capital in them.

        We may directly or indirectly make minority investments in other companies. If we obtain any such minority investments, we will not control any such companies and the business decisions of such companies may not be in our best interests. Some of these investments may require ongoing expenditures if we are required to meet capital calls in order to maintain our level of equity investment. If we do not make these additional investments when we are obligated to do so, our ownership interest may be diluted. In addition, if the value of these strategic investments declines, we may be subject to losses that will adversely affect our results of operations and financial condition.

Changes in technology could adversely affect our business and hurt our competitive position.

        The markets for our services change rapidly because of changes in customer requirements, technological innovations, new product introductions, prices, industry standards and domestic and international economic factors. New products and technology may render existing information services or technology infrastructure obsolete, excessively costly or otherwise unmarketable. If we are unable to introduce and integrate new technologies into our services in a timely and cost-effective manner, our competitive position will suffer and our prospects for growth will be impaired.

Our proprietary technology is difficult to protect and unauthorized use of our proprietary technology by third parties may reduce the value of our products, services and brand and impair our ability to compete effectively.

        Our success and ability to compete depend in large part upon our ability to protect our proprietary technology. We currently hold no patents or registered copyrights, and rely on a combination of trade secret and intellectual property laws, nondisclosure and other contractual agreements and technical measures to protect our proprietary rights. These measures may not be sufficient to protect our technology from third-party infringement and could subject us to increased competition or cause us to lose market share. In addition, these measures may not protect us from the claims of employees and other third parties. We also face risks to the protection of our proprietary technology because our products are sold in markets such as China and Latin America that provide less protection for intellectual property than is provided under U.S. or Spanish laws.

Unauthorized use of our intellectual property could weaken our competitive position, reduce the value of our products, services and brand, and harm our operating results.

Labor and employment laws in Spain and other geographies in which we operate may make it difficult for us to reduce our workforce if we deem it advisable.

        Spanish law places significant limitations on, and imposes a number of procedural requirements for, a company’s ability to reduce its workforce through layoffs or otherwise. These provisions of Spanish law could make it more difficult, expensive and time-consuming for us to reduce our workforce at a time when we consider it in our best interest to do so. Approximately 70% of our workforce is located in Spain. In addition, Latin America and Canada, where approximately 24% of our employees are located, also have more restrictive labor and employment laws regarding workforce reductions than are typical in the United States.

Our business may suffer if we are sued for infringing the intellectual property rights of third parties.

        We are subject to the risk of adverse claims and litigation alleging infringement by us of the intellectual property rights of others. Third parties may assert infringement claims in the future alleging infringement by our current or future products or applications. These claims may result in protracted and costly litigation, and subject us to liability if we are found to have infringed third parties’ intellectual property rights, and, regardless of the merits or ultimate outcome, may divert management’s attention from the operation of our business.

Risks Relating To Being Part Of The Abengoa Group

Abengoa, our majority shareholder, will be in a position to control matters requiring a shareholder vote and this ownership concentration may adversely affect the market price of our shares as well as the ability of our other shareholders to influence matters subject to shareholder vote.

        Under Spanish law, a holder of 5% or more of a Spanish company’s ordinary shares has the right to call an extraordinary meeting of shareholders. Upon completion of the offering, Abengoa will directly and indirectly own 63.4% of our outstanding ordinary shares. This will give Abengoa sufficient voting power to call an extraordinary meeting of shareholders, and, at that meeting, as a result of its majority ownership of our ordinary shares, to:

•	elect at least a majority of our directors;

•	effect certain amendments to our by-laws and other organizational documents;

•	control our decisions regarding debt incurrence, stock issuance and the declaration and payments of dividends;

•	control our management; and

•	approve or reject any merger, consolidation or sale of substantially all of our assets.

        This concentration of ownership of our ordinary shares could delay or prevent mergers, tender offers or other purchases of our ordinary shares. Therefore, this concentration of ownership may adversely affect our share price. As a result of its ownership, Abengoa will have the ability to control all matters submitted for shareholder vote. Abengoa may choose to vote in a manner that is not consistent with the desires of the other owners of our ordinary shares or in a manner that the other owners of our ordinary shares do not consider to be in their best interest. In addition, as of June 30, 2004, approximately 56% of the shares of Abengoa, S.A. were owned by its majority shareholder, Inversión Corporativa. Any significant change in Abengoa’s ownership structure could have a material effect on the manner in which Abengoa exercises its voting power. Because we will be a “controlled company” as defined by the rules of the Nasdaq National Market, Abengoa may choose to elect more directors to our board and, when we form a Compensation Committee and Nominating Committee, our board of directors may choose to appoint directors who are not independent of Abengoa or us to those committees.

Our ability to implement our business strategy may be negatively affected by Abengoa’s financial condition, its other business opportunities and its agreements with its lenders.

        At the closing of the offering, although we will not be directly responsible for the repayment of any loans made by third parties to Abengoa, Abengoa’s current credit facility contains, and its credit facilities in the future may contain, covenants between the Abengoa Group and its lenders which take into account our financial performance and financial condition as a consolidated entity. Some kinds of transactions which we may wish to undertake might require the consent or approval of Abengoa’s lenders in order for Abengoa to avoid a default under its agreement with those lenders because of the indirect restrictions imposed on us by the terms of Abengoa’s credit facility. These indirect restrictions arise out of covenants made by Abengoa in its credit facility that require Abengoa to ensure that none of its subsidiaries, including us, grant security interests in or dispose of their assets, make loans or otherwise extend credit, or enter into merger or combination transactions, other than in the ordinary course of their respective businesses. The covenants have the indirect effect of restricting our ability to take any of these actions or engage in any of these transactions, even if we consider them to be in our interest, because Abengoa has agreed with its lenders to ensure that we do not do so. In addition, Abengoa’s credit facility limits Abengoa’s ability to incur debt as calculated on a consolidated basis to include Abengoa and its subsidiaries, including us. These restrictions on Abengoa could have the indirect effect of limiting our ability to incur additional indebtedness when it might otherwise be in our interest to do so. Our ability to implement our business strategy could be adversely affected by Abengoa’s compliance with its obligations under its credit facilities.

As our contracts with Abengoa were negotiated between parties under common control, it is possible we may have been able to obtain better terms from third parties or may not be able to replace them with equally-favorable arrangements.

        Our contracts with Abengoa were negotiated between parties under common control. It is possible that we may have been able to obtain better terms from third parties and that the terms we received under the contracts with Abengoa may increase our expenses and reduce our net income compared to the terms of contracts we might have obtained from third parties. The most important of these contracts are our credit arrangement and service agreements with Abengoa. Our credit arrangement with Abengoa is our primary source of borrowings and our service agreements with Abengoa provided us with € 15.9 million of our 2003 core revenues and € 6.3 million of our core revenues for the six months ended June 30, 2004. We have not attempted to negotiate similar arrangements with unaffiliated parties and do not know whether third parties would enter into such arrangements with us on more or less favorable terms, if at all. Consequently, if these agreements were terminated for any reason, we cannot assure you that we could enter into equally-favorable arrangements with third parties, if at all. Our inability to replace these arrangements on equally-favorable terms could reduce our core revenues, limit our available borrowings and adversely affect our ability to achieve our growth objectives.

Abengoa is not required to provide any security for funds we lend to it under our credit arrangement and any such loans will be treated as subordinated debt under Spanish law, which may limit our ability to be repaid and impair our financial condition in the event of Abengoa’s insolvency or bankruptcy.

        Under our credit arrangement with Abengoa, we may lend up to € 45.0 million at any one time to Abengoa for a period not to exceed one year. This arrangement is unsecured and may provide Abengoa with funds on a more favorable basis than otherwise available to it from third parties. We may not be repaid or receive the interest we have earned on those funds. Abengoa has significant other indebtedness currently outstanding, some or all of which may be secured or otherwise senior to us upon its insolvency or bankruptcy, which would also make it more difficult for us to be repaid upon any insolvency or bankruptcy. According to Spanish insolvency law, any loan between an insolvent or bankrupt company that forms part of a group and any of its affiliated companies will be considered to be a subordinated loan for the purposes of the bankruptcy or insolvency proceedings. As a result of that subordination, payment of that affiliate loan shall be subject to the prior payment by the insolvent or bankrupt company of its other indebtedness and trade payables that are not expressly subordinated by law. Accordingly, under Spanish law, any money we loan to Abengoa may be considered to be subordinated debt of Abengoa in the event of Abengoa’s insolvency or bankruptcy.

Risks Relating To This Offering

There has been no public market for our ordinary shares prior to this offering, and the market price may fall below the public offering price.

        Prior to this initial public offering, there has been no public market for our ordinary shares. It is likely that the initial public offering price for our ordinary shares will differ from the market price for our ordinary shares after the initial public offering. We cannot assure you that an active trading market for our shares will develop or that the market price of our shares will not fall below the initial public offering price.

The market price for our ordinary shares may be affected by prevailing exchange rates between the dollar and the Euro.

        The value of your investment in our ordinary shares will be affected by prevailing rates of exchange between the U.S. Dollar and the Euro, because much of our business is conducted in Euros, while our ordinary shares will be traded in U.S. Dollars. Changes in prevailing exchange rates could result in declines in the market price of our ordinary shares for reasons unrelated to the performance of our business.

We will have broad discretion in how to use the net proceeds we receive from this offering and we may not apply the proceeds to uses with which all our shareholders agree.

        We have no specific allocation for the net proceeds, and our management retains the right to utilize the net proceeds as it determines. We cannot assure you that management will be able to use the proceeds to effectively continue the growth of our business or that management will use the proceeds in a manner with which all our shareholders will agree.

You will experience immediate and substantial dilution in the book value of the ordinary shares you purchase and the initial public offering price may not reflect such dilution.

        The initial public offering price for our ordinary shares will be substantially higher than the net tangible book value per ordinary share issued of $ 2.69 as of June 30, 2004. Purchasers of our shares in the offering will therefore incur an immediate and substantial dilution of $ 4.95 in the net tangible book value per share from the initial public offering price (assuming an initial offering price of $ 9.50, the midpoint of the range set forth on the front cover of this prospectus).

The price of our ordinary shares is likely to be highly volatile and you may not be able to resell our ordinary shares at or above the price you paid.

        Following this offering, the prices at which our ordinary shares will trade are likely to be highly volatile and may fluctuate substantially. Given that Abengoa and our executive officers will own 67.4% of our ordinary shares after the offering, a significant portion of our shares may not trade in large amounts following the offering. In addition, the stock market has from time to time experienced significant price and volume fluctuations that have affected the market prices of the securities of information technology companies, and which may be unrelated to our operating performance or prospects. Furthermore, our operating results and prospects from time to time may be below the expectations of market analysts and investors. Any of these events could result in a material decline in the prevailing market prices of our ordinary shares and could prevent you from selling your ordinary shares at a higher price than the price you paid.

We will bear increased costs as a result of becoming a publicly-traded company in the United States.

        As a result of becoming a publicly-traded company in the United States, we expect that our general and administrative costs will increase by a meaningful amount. This increase is the result of higher expenses associated with director and officer liability insurance, auditing, management oversight, regulatory requirements (including the need to make regulatory filings as well as establish and maintain internal controls and procedures) and the establishment and maintenance of heightened corporate governance measures. In addition, we will incur additional legal and accounting costs as a result of being a U.S. public company and reporting in accordance with U.S. GAAP. The increased costs and the time demands on management may have an adverse effect on our results of operations.

We may adopt an equity-based compensation plan that may adversely affect our ordinary shares.

        In the future, we may adopt an equity-based compensation plan which may adversely affect our ordinary shares. Although we have no current concrete plans to implement an equity-based compensation plan for employees and senior management, we expect in the future to consider adopting some form of an equity-based incentive plan.

We have no current plans to pay a dividend and Abengoa can effectively control the timing and amount of any dividends that we pay in the future.

        Our by-laws and Spanish law require shareholder approval in order for us to declare dividends. If we declare dividends in the future, we may not be able to pay them more frequently than annually due to certain provisions of Spanish law. Although we will declare any dividends in Euros as required under Spanish law, we intend to pay dividends in U.S. Dollars. Any holders of our ordinary shares outside of the United States may incur costs associated with receiving dividends in U.S. Dollars. Our ability to pay any dividends and the effect of any such dividends on our financial position will be affected by changes in exchange rates. The amount of the dividends we may pay will be based on a calculation of our net income in Euros in accordance with Spanish GAAP. Upon completion of the offering, Abengoa will own 63.4% of our ordinary shares and therefore, subject to the requirements of Spanish corporate law, effectively will be in a position to control whether and when we declare any dividends. The timing of the declaration and payments of dividends may not be in your best interests and you may be subject to a tax on the payment of any dividends that we pay.

You will not be able to trade our shares on any exchange outside the United States.

        Our ordinary shares will only be listed in the United States on the Nasdaq National Market and we have no plans to list our shares in Spain or any other jurisdiction. As a result, a holder of our ordinary shares outside the United States may not be able to effect transactions in our shares as readily as it could if our shares were listed on an exchange in that holder’s home jurisdiction.

We are a Spanish corporation and it may be difficult to enforce judgments against us in U.S. domestic courts.

        We are a corporation organized under the laws of the Kingdom of Spain. At this time, none of our directors or executive officers is a resident of the United States. As a result, even though we have appointed CT Corporation System as our agent for service of process, investors may not be able to effect service of process within the United States upon us or our directors or officers regarding matters arising under the U.S. securities laws, or to enforce judgments of U.S. courts based upon these laws.

        Our counsel has advised us that there is doubt that a lawsuit based upon U.S. securities laws could be brought in an original action in Spain, and that there is doubt that a foreign judgment based on the U.S. securities laws could be enforced in Spain. Our counsel has also advised us that the courts of Alcobendas, Madrid, Spain have exclusive jurisdiction for challenging corporate resolutions, while the general rules of jurisdiction and international treaties will apply to any other claims by shareholders against us.

Your rights and responsibilities as a shareholder will be governed by Spanish law and will differ in some respects from the rights and responsibilities of shareholders under U.S. law. In particular, you will not have appraisal rights in the case of a merger or consolidation.

        We are incorporated under Spanish law. The rights and responsibilities of holders of our ordinary shares are governed by our by-laws and by Spanish law. These rights and responsibilities differ in some respects from the typical rights and responsibilities of shareholders in U.S. corporations. For example, under Spanish law, we are required to set aside 10% of our net income as a legal reserve until the balance of the reserve is equivalent to at least 20% of our issued share capital. In addition, Spanish law makes it more difficult for us to pay dividends more frequently than annually and Spanish law does not grant appraisal rights to a corporation’s shareholders who wish to challenge the consideration to be paid upon a merger or consolidation of the corporation.

        At our ordinary general meeting, shareholders are asked to approve the actions of our management, the financial statements of our previous fiscal year and the allocation of our net income and loss. If our shareholders do not approve our financial statements, we cannot file our annual accounts with the Mercantile Registry of Madrid. In certain circumstances, if the annual accounts are not registered within one year from the end of the relevant fiscal year, we would be precluded from registering any other resolutions with the Mercantile Registry until we have filed our annual accounts.

        Additionally, pursuant to the Spanish Corporation Law and our by-laws, shareholders have preemptive rights to subscribe for any new shares issued by us, including the ordinary shares. These preemptive rights may be voluntarily waived by our shareholders or may be abolished in certain circumstances if our shareholders pass a resolution at a shareholders’ meeting in accordance with Article 159 of the Spanish Corporation Law. Our ability to raise funds through the sale of ordinary shares in the future, our ability to use our ordinary shares to make acquisitions, and our ability to provide management with equity-based compensation, could be adversely affected by these preemptive rights.

Provisions of Spanish law and of our by-laws may delay, prevent or make difficult an acquisition of us, which could prevent a change of control and therefore prevent payment of any expected acquisition premium on the price of our shares.

        Provisions of Spanish corporation and tax law may have the effect of delaying, preventing or making it more difficult for another entity to merge with or acquire us. Further, as is the case in civil law jurisdictions generally, a merger or takeover in Spain is subject to substantially more administrative process than would be the case in a typical U.S. jurisdiction. This additional administrative process could protract or make more expensive the process of effecting such a transaction. Under Spanish law, directors of a corporation may be elected to serve for terms of up to five years and we have adopted five-year terms for our directors, although actions taken at the general shareholders’ meeting may result in the directors being removed at any time. As a result of these five-year terms, not all of our directors will be elected each year. This may have the result of delaying or making more expensive an attempt to effect a change of control of our company. Third parties who are otherwise willing to pay a premium over prevailing market prices to gain control of us may be unable or unwilling to do so because of these provisions of Spanish law. This could cause our ordinary shares to trade at prices below the price for which third parties might be willing to pay to gain control of us.

The closing of this offering will be subject to the registration of the shares issued with the Mercantile Registry of Madrid.

        The closing of the sale of the ordinary shares will be subject to the registration with the Mercantile Registry of Madrid of the capital increase associated with the issuance of the ordinary shares. In the event that the shares are not registered with the Mercantile Registry of Madrid within four business days after pricing of the offering, the offering will not close, you will not receive any of our ordinary shares and any payment you may have made will be returned to you promptly without interest.

Future sales by our existing shareholders of a substantial number of our shares in the public market could adversely affect the price of our shares.

        If our existing shareholders sell substantial amounts of our ordinary shares following this offering, the market price of our ordinary shares could fall. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. The ordinary shares we are selling pursuant to this prospectus will be eligible for immediate resale in the public market without restrictions, and the ordinary shares our existing shareholders hold may also be sold in the public market in the future, subject to the restrictions contained in Rule 144 under the Securities Act and applicable lock-up agreements and provided that the circumstances in which they are offered or sold in Spain do not constitute an offer of securities under Spanish law. As of the date of this prospectus, all of our ordinary shares will be subject to Rule 144 restrictions, lock-up agreements, or both, except for any ordinary shares sold in this offering. In particular, upon completion of this offering Abengoa will hold, directly or indirectly, 63.4% of our ordinary shares. Although we believe Abengoa has no present intention to sell those ordinary shares, we cannot assure you that this will continue to be its intention in the future. In the event that Abengoa sells some or all of its shares to another party, our other shareholders will not generally be eligible to participate in the sale. See “Shares Eligible for Future Sale” and “Underwriting” for additional information regarding resale restrictions.

FORWARD-LOOKING STATEMENTS

        Many statements we make in this prospectus contain forward-looking statements that reflect our current expectations and views of future events. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things:

•	our anticipated growth strategies in each of the sectors in which we operate;

•	the levels of growth we anticipate in our targeted geographies;

•	our future business development, results of operations and financial condition;

•	the effect on our results of operations of the March 11 terrorist attack and the transition to the new government in Spain;

•	the success of our research and development activities;

•	our ability to continue to control costs and maintain the quality of our services and solutions;

•	our ability to develop technologically advanced solutions and to execute successfully our real-time process outsourcing programs;

•	risks associated with the financing of “Build-Operate-Transfer” programs;

•	our ability to provide integrated IT solutions;

•	our ability to sell additional products to our existing customer base;

•	our expectations regarding information technology expenditures by our customers;

•	our ability to identify, acquire and integrate complementary businesses;

•	the trend of our customers to outsource more of their mission-critical activities;

•	our expectations regarding the payment of dividends and our future effective tax rate;

•	our ability to grow based upon our relationship with Abengoa;

•	Abengoa’s future activities with respect to us;

•	our ability to retain senior management and other highly-skilled personnel;

•	our anticipated use of proceeds;

•	our ability to increase revenues and operating margins by shifting our product mix; and

•	the importance of our alliances, joint venture partners and investments.

        The forward-looking statements included in the prospectus are subject to risks, uncertainties and assumptions about our company. Our actual results of operations may differ materially from the forward-looking statements as a result of risk factors described under “Risk Factors” and elsewhere in this prospectus.

        The risk factors described under “Risk Factors” are not exhaustive. Other sections of this prospectus include additional factors that could adversely impact our business and financial performance. Moreover, we operate in an emerging and evolving environment. New risk factors emerge from time to time, and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

        You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

        We estimate that the net proceeds from the sale of ordinary shares by us in this offering, after deducting underwriting discounts, will be approximately $ 76.9 million, or approximately $ 87.4 million if the underwriters exercise their overallotment option in full, based on an assumed initial public offering price of $ 9.50 per ordinary share (the midpoint of the range set forth on the front cover of this prospectus). Abengoa has agreed to fully reimburse our offering expenses. We will not receive any of the proceeds of any sale of ordinary shares by the selling shareholders if the underwriters exercise their overallotment option to purchase ordinary shares from them.

        The principal purpose of this offering is to enable us to implement our business strategy. After deducting underwriting discounts, we anticipate that 80-90% of the proceeds we receive, or $ 61.5 million to $ 69.2 million, will be used for acquisitions (including the payment of up to € 1.5 million of deferred contingent purchase price in connection with our recent acquisitions of ICX Sistemas, S.A., which is located in Spain, and the western region business unit of Xwave Solutions Inc., which is located in Canada), joint ventures and equity investments in “B-O-T” projects, and 5-15%, or $ 3.8 million to $ 11.5 million, will be used to finance the expansion of our products and services solutions through our research and development efforts. Any remaining proceeds we receive will be used for general working capital purposes. We do not intend to use these proceeds to cancel our outstanding debt or invest in capital expenditures.

        We have not yet determined the exact amount of net proceeds to be used specifically for each of the preceding purposes. The exact amount of proceeds used for any specific purpose could change based on a number of factors affecting our business, such as changes in the economy or as a result of opportunities that arise. Accordingly, our board of directors and our management will have significant flexibility in applying the net proceeds of this offering. Pending the application of the net proceeds of this offering as described above, we plan to invest the net proceeds in interest-bearing accounts at international financial institutions. We will not lend the proceeds of this offering to Abengoa pursuant to our credit arrangements with it.

DIVIDEND POLICY

        Prior to the offering, as a 91.0% subsidiary of Abengoa, we have distributed our net income to our shareholders to the extent permitted by Spanish law. We currently intend to retain any future earnings to finance the growth and expansion of our business. As a result, we do not anticipate paying any cash dividends in the foreseeable future. We anticipate that any dividends that we do pay will be declared in Euros, as required by Spanish law, but paid in U.S. Dollars at the exchange rate as of the time of declaration of such dividends. Our by-laws require majority shareholder approval for the declaration of dividends. As Abengoa will own a majority of our ordinary shares after the offering, it effectively will be able to control our dividend policy.

        The timing and amount of future dividend payments, if any, we make will depend on a variety of factors, including our earnings, prospects and financial condition, capital investment required to implement our strategy for growth and expansion, other capital expenditure requirements, payment of financial obligations, our generation of cash from operations and general business conditions, legal restrictions and such other factors as our board of directors considers relevant. Under their financing agreements, our North American subsidiaries, through which we conduct our business in North America, are prohibited from paying dividends until their outstanding obligations under their financing agreements are paid in full.

        Dividends may be subject to withholding tax in Spain. Dividends payable by us to non-residents of Spain are subject to withholding tax at the rate of 15%, subject to reductions pursuant to applicable tax treaties. See “Taxation – Spanish Taxation.”

        Under Spanish law, a corporation may declare and pay dividends only out of profits remaining after transfer to legal reserves, or out of distributable reserves, and only if the net worth of the corporation is not, before or as a result of the dividend distribution, lower than its issued share capital. The calculations of these profits will be based on Telvent GIT’s unconsolidated net income in accordance with Spanish GAAP rather than U.S. GAAP.

        Spanish law requires us to allocate at least 10% of our net income each year to a legal reserve, until the balance of such reserve is equivalent to at least 20% of our issued share capital. A corporation’s legal reserve is not available for distribution to shareholders except upon liquidation. Our legal reserve as of December 31, 2003 was below the required level of 20% of our issued share capital as of such date. We were required to add 10% of Telvent GIT’s net income, measured on an unconsolidated basis in accordance with Spanish GAAP, to our legal reserve at our 2004 General Shareholders’ Meeting, and we will be required to add 10% of our net income to our legal reserve each year until we have reached the required legal reserve of 20% of our issued share capital. In 2003, 10% of Telvent GIT’s net income, measured on an unconsolidated basis in accordance with Spanish GAAP, was € 772 thousand. Our obligation to make additional allocations to the legal reserve will increase upon the issuance of shares in this offering, by an additional amount equal to 20% of the newly-issued share capital, and could be subject to future changes. We may also make payment of dividends from our distributable reserves. As of December 31, 2003, we had distributable reserves of € 123 thousand. In addition, Spanish law makes it more difficult for us to pay dividends more frequently than annually, although our board of directors or shareholders under certain circumstances may declare a distribution of interim dividends based on the fiscal year’s results out of our distributable reserves and/or the profits since the beginning of the fiscal year if we have the minimum balance in our legal reserves and other reserves established by our by-laws.

        Although laws vary from state to state within the United States, uncollected dividends and shares may be considered abandoned property under the laws of a shareholder of record’s state of residence after a period of time, ranging from three years to seven years, has passed since that shareholder’s last contact with our transfer agent. If a shareholder of record does not claim dividends from our transfer agent within the applicable time period, our transfer agent, in accordance with applicable state law, will transfer the amount of the unclaimed dividend and the related shares to the treasury of that shareholder’s state of residence as reflected in the transfer agent’s records, which may not be that shareholder’s actual state of residence. Amounts paid to a state treasury in this manner will not be repaid to us, and whether or not that shareholder is subsequently permitted to recover the property from the state treasury will depend on that state’s law.

CAPITALIZATION

        The following table sets forth our capitalization as of June 30, 2004:

•	on an actual basis; and

•	on an as adjusted basis to reflect the following transactions relating to the offering:

•	our issuance and sale of 8,700,000 ordinary shares in the offering; and

•	the transfer of amounts outstanding under the stock compensation plan to additional paid-in capital.

        The assumed initial public offering price is $ 9.50 per ordinary share, the midpoint of the range set forth on the cover page of this prospectus. This translates into $ 76.9 million or € 63.1 million of net proceeds (based upon the noon buying rate in effect as of June 30, 2004) after deducting underwriting discounts. Our other offering expenses will be fully reimbursed by Abengoa. See Note 9 to our Unaudited Condensed Consolidated Financial Statements.

        You should read this information together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Use of Proceeds,” “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The information below is presented in accordance with U.S. GAAP.

	June 30, 2004		June 30, 2004

		As		As
	Actual(1)	Adjusted	Actual	Adjusted

	(In thousands)		(In thousands)
Unsecured and non-guaranteed short-term debt	$1,184	$1,184	€972	€ 972
Secured long-term debt	16,571	16,571	13,607	13,607
Guaranteed long-term debt(2)	15,774	15,774	12,952	12,952
Unsecured and non-guaranteed long-term debt	2,977	2,977	2,444	2,444
Related party indebtedness	2,257	2,257	1,853	1,853

Total debt	38,763	38,763	31,828	31,828

Common stock	73,197	105,038	60,101	86,245
Additional paid-in capital(3)	—	47,030	—	38,615
Cumulative other comprehensive income (loss)	(1,477)	(1,477)	(1,213)	(1,213)
Retained earnings	5,248	5,248	4,309	4,309

Total shareholders’ equity	76,968	155,839	63,197	127,956

Total capitalization	$115,731	$194,602	€95,025	€ 159,784

(1)	Data presented in U.S. Dollars was translated from Euros to U.S. Dollars at the June 30, 2004 exchange rate of U.S. $ 1.2179 to € 1.00.

(2)	Represents our debt that is guaranteed by Abengoa. See Note 14 to our Consolidated Financial Statements.

(3)	Represents (i) the premium of the net proceeds of the share issuance over the par value of the shares and (ii) the reclassification of the stock compensation plan, net.

DILUTION

        The following discussion assumes an initial public offering price of $ 9.50 per ordinary share, the midpoint of the range set forth on the front cover of this prospectus, and is presented in accordance with U.S. GAAP.

        Our net tangible book value at June 30, 2004 was $ 53.9 million, or $ 2.69 per ordinary share, using a currency translation of $ 1.2179 to € 1.00. Net tangible book value per ordinary share is determined by dividing our net tangible worth (total assets minus goodwill, intangible assets, total liabilities, stock compensation plan and minority interests) by 20,000,000 shares, which is the number of ordinary shares outstanding before giving effect to the offering.

        After:

•	giving effect to our sale of 8,700,000 ordinary shares in the offering without giving effect to the overallotment option and after our April 15, 2004 stock split, and

•	deducting underwriting discounts,

net tangible book value at June 30, 2004 would have been $ 130.7 million or $ 4.55 per ordinary share. This represents an immediate increase in pro forma net tangible book value to existing shareholders of $ 1.86 per ordinary share and an immediate dilution to new investors of $ 4.95 per ordinary share. Dilution is determined by subtracting pro forma net tangible book value after the offering from the initial public offering price per ordinary share.

        The following table illustrates dilution per ordinary share:

Assumed initial public offering price		$9.50
Net tangible book value at June 30, 2004	$2.69
Increase in net tangible book value attributable to new investors	1.86

Net tangible book value per share, as adjusted for the offering		4.55

Amount of dilution in net tangible book value per share to new investors in this offering		$4.95

        The ordinary shares acquired by our directors and executive officers during the past 5 years were acquired from Abengoa and did not cause dilution to any other existing shareholder.

EXCHANGE RATE INFORMATION

        We manage our business and report our results of operations using Euros. The following table describes, for the periods and dates indicated, information concerning the noon buying rate for the Euro in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York. Average figures reflect the average of the noon buying rates on the last day of each month during the relevant period.

	U.S. Dollars per Euro		Euros per U.S. Dollar

	Rate At		Rate At
Year Ended December 31,	Period End	Average	Period End	Average

1999	1.0070	1.0653	0.9930	0.9387
2000	0.9388	0.9232	1.0652	1.0832
2001	0.8901	0.8952	1.1235	1.1171
2002	1.0485	0.9454	0.9537	1.0578
2003	1.2597	1.1321	0.7938	0.8833

        For the six full months preceding the date of this offering, the high and low exchange rates were as follows:

	U.S. Dollars per Euro		Euros per U.S. Dollar

Month	High	Low	High	Low

April 2004	1.2358	1.1802	0.8473	0.8092
May 2004	1.2274	1.1801	0.8474	0.8147
June 2004	1.2320	1.2006	0.8329	0.8117
July 2004	1.2437	1.2032	0.8311	0.8041
August 2004	1.2368	1.2025	0.8316	0.8085
September 2004	1.2417	1.2052	0.8297	0.8053

        Unless otherwise noted or the context otherwise requires, all convenience translations from Euros to U.S. Dollars and from U.S. Dollars to Euros in this prospectus were made at a rate of U.S. $ 1.2179 to € 1.00 and U.S. $ 1.00 to € 0.8211, respectively, both calculated using the noon buying rate in effect as of June 30, 2004. The prevailing rates as of October 20, 2004 were U.S. $ 1.2627 to € 1.00 and € .7920 to $1.00. We make no representation that any Euro or U.S. Dollar amounts could have been, or could be, converted into U.S. Dollars or Euros, as the case may be, at any particular rate, the rates stated above, or at all.

SELECTED CONSOLIDATED FINANCIAL DATA

        The following information contains selected consolidated financial data for the six months ended June 30, 2004 and June 30, 2003 and for the years 2003 and 2002, all of which is prepared in accordance with U.S. GAAP, and for the six months ended June 30, 2004 and June 30, 2003 and for the years 2003, 2002, 2001, 2000 and 1999, all of which is prepared in accordance with Spanish GAAP. The U.S. GAAP information and Spanish GAAP information are not readily comparable. The differences between U.S. GAAP and Spanish GAAP could be significant and the effect of these differences may be material, individually or in the aggregate.

U.S. GAAP

        You should read the following information with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

        The selected consolidated statement of operations data for 2003 and 2002 and the consolidated balance sheet data as of December 31, 2003 and 2002 are derived from our audited consolidated financial statements included elsewhere in this prospectus and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements and related notes. These consolidated financial statements were prepared in accordance with U.S. GAAP. The summary condensed consolidated statement of operations data for the six months ended June 30, 2004 and June 30, 2003 and the condensed consolidated balance sheet data as of June 30, 2004 are derived from our unaudited consolidated interim financial statements included elsewhere in this prospectus and should be read in conjunction with, and are qualified in their entirety by reference to, these condensed consolidated financial statements and related notes. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Estimates.” The results of operations for the six months ended June 30, 2004 may not necessarily be indicative of the operating results that may be expected for the entire year.

	Six Months Ended June 30,			Year Ended December 31,

	2004(1)	2004	2003(2)	2003(1)(2)	2003(2)	2002

	(In thousands, except per share data)
Consolidated Statement of Operations Data:
Revenues(3)	$154,109	€126,537	€107,797	$313,892	€257,732	€219,435
Cost of revenues(3)	119,528	98,143	84,438	246,197	202,149	180,752

Gross profit	34,581	28,394	23,359	67,695	55,583	38,683

General and administrative	13,829	11,355	11,806	22,905	18,807	18,536
Sales and marketing	5,293	4,346	3,617	11,072	9,091	3,705
Research and development	4,280	3,514	3,171	13,735	11,278	5,772
Depreciation and amortization	4,322	3,549	3,191	7,238	5,943	3,116
Impairment charges(4)	—	—	—	1,935	1,589	2,290

Total operating expenses	27,724	22,764	21,785	56,885	46,708	33,419

Income from operations	6,857	5,630	1,574	10,810	8,875	5,264
Financial (expense), net(5)	(2,307)	(1,894)	(1,155)	(5,336)	(4,381)	(1,463)
Other (expense) income, net	76	62	—	(810)	(665)	34

Total other (expense)	(2,231)	(1,832)	(1,155)	(6,146)	(5,046)	(1,429)

Income before income taxes	4,626	3,798	419	4,664	3,829	3,835
Income tax expense (benefit)	134	110	(50)	(985)	(809)	(1,210)

Net income before minority interest	4,492	3,688	469	5,649	4,638	5,045
Profit attributable to minority interest	(52)	(42)	(15)	(151)	(124)	(374)

Net income	$4,440	€3,646	€454	$5,498	€4,514	€4,671

Dividends per share(6)	—	—	—	$0.38	€0.31	€0.42
Basic and diluted net income per share (7)	$0.22	€0.18	€0.02	$0.28	€0.23	€0.23
Weighted average number of shares outstanding(7)	20,000	20,000	20,000	20,000	20,000	20,000

	As of June 30,		As of December 31,

	2004(1)	2004	2003(1)	2003	2002

	(In thousands)
Consolidated Balance Sheet Data:
Cash	$21,424	€17,591	$33,778	€27,735	€32,731
Restricted cash(8)	—	—	—	—	49,681
Total assets	334,402	274,573	385,470	316,504	335,708
Net related party credit line balance(9)	(2,257)	(1,853)	(8,209)	(6,740)	(52,743)
Short-term debt	1,184	972	18,108	14,868	16,775
Long-term debt(10)	35,323	29,003	42,160	34,617	19,378
Shareholders’ equity	76,968	63,197	73,480	60,333	61,193

(1)	Data presented in U.S. Dollars was translated from Euros to U.S. Dollars at the June 30, 2004 exchange rate of U.S. $1.2179 to € 1.00.

(2)	Financial results for the six months ended June 30, 2003 and for the year ended December 31, 2003 include five and eleven months, respectively, of results of operations of the NMS Division of Metso, which we acquired on January 31, 2003.

(3)	During 2003, we implemented the requirements of FIN 46-R, “Consolidation of Variable Interest Entities” for those variable interest entities that had been created after January 31, 2003. As a result of this implementation, we recorded additional revenues and cost of revenues relating to other venturers of € 3.7 million for the year ended December 31, 2003. As of January 1, 2004, we extended the implementation of FIN 46-R to those variable interest entities that had been created prior to February 1, 2003. The effect of this implementation was to consolidate certain joint venture agreements for the six months ended June 30, 2004. The effect of this consolidation was our recording additional revenues of € 10.0 million relating to other venturers and additional cost of revenues of € 9.5 million relating to other venturers for the six months ended June 30, 2004. The financial statements of prior periods were not restated and the effect of consolidating these entities did not result in a cumulative effect of a change in accounting principle as of January 1, 2004.

(4)	Impairment charges reflects expenses in connection with some of our minority investments. These investments were sold in August 2004.

(5)	Financial (expense) income, net in 2003 reflects, among other things, a € 1.9 million of expense related to the cost of guarantees in connection with one of our minority investments. We sold this investment in June 2004.

(6)	Prior to the offering, as a subsidiary of Abengoa we have distributed our net income, calculated in accordance with Spanish GAAP, to our shareholders to the extent permitted by Spanish law. See “Dividend Policy.”

(7)	Assumes that our 200 to 1 stock split occurred as of the beginning of the period presented and that there were 20,000,000 ordinary shares outstanding during all the periods presented.

(8)	Restricted cash consists of the cash collateral account we maintained to provide credit support in connection with a guarantee relating to a minority investment. The collateral account was no longer required as of July 2003.

(9)	Net related party credit line balance consists of the net amount of our loans to Abengoa (€ 44.3 million as of December 31, 2002 and € 50.2 million as of December 31, 2003) and our borrowings from Abengoa (€ 97.0 million as of December 31, 2002 and € 57.0 million as of December 31, 2003). See “Relationship Between Telvent and the Abengoa Group” and Note 21 to our Consolidated Financial Statements.

(10)	Long-term debt consists of long-term debt plus the current portion of long-term debt.

Spanish GAAP

        You should read the selected consolidated financial data set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Comparison of Segment Information of Six Months Ended June 30, 2004 to Six Months Ended June 30, 2003” and “— Comparison of Segment Information of Year Ended December 31, 2003 to Year Ended December 31, 2002” appearing elsewhere in this prospectus.

        Our selected consolidated statement of operations data for 2003, 2002, 2001, 2000 and 1999 and the consolidated balance sheet data as of December 31, 2003, 2002, 2001, 2000 and 1999 below are derived from our audited consolidated financial statements. The selected condensed consolidated statement of operations data for the six months ended June 30, 2004 and June 30, 2003 and the condensed consolidated balance sheet data as of June 30, 2004 are derived from our unaudited condensed consolidated financial statements. These consolidated financial statements were prepared in accordance with Spanish GAAP for the years 1999 through 2003 and the six months ended June 30, 2003 and June 30, 2004. See “Management’s Discussion and Analysis of Results of Financial Condition and Results of Operations – Critical Accounting Policies and Estimates.”

	For the Six Months Ended
	June 30,			For the Year Ended December 31,

	2004(1)	2004	2003(2)	2003(1)(2)	2003(2)	2002	2001(3)	2000(3)(4)	1999(3)(4)

	(In thousands, except per share data)
Consolidated Statement of Operations Data
Revenues:
Core revenues	$121,045	€99,388	€104,083	$326,442	€268,036	€211,049	€319,813	€344,560	€251,427
Other operating revenues	34,907	28,662	20,935	33,758	27,718	14,768	16,775	27,268	19,383

Total operating revenues	155,952	128,050	125,018	360,200	295,754	225,817	336,588	371,828	270,810
Operating expenses:
Goods purchased	49,210	40,406	54,648	166,435	136,657	106,729	167,869	227,609	153,060
Personnel expenses	54,615	44,844	30,623	72,293	59,359	49,189	65,706	59,909	52,000
Depreciation and amortization	7,795	6,400	5,953	21,180	17,391	8,113	11,099	7,128	8,871
Other operating expenses	36,641	30,085	29,777	82,114	67,423	51,365	81,094	64,014	47,077

Total operating expenses	148,261	121,735	121,001	342,023	280,830	215,396	325,768	358,660	261,008

Income from operations	7,691	6,315	4,017	18,177	14,924	10,421	10,820	13,168	9,802
Amortization of goodwill	(550)	(452)	(388)	(1,101)	(904)	0	0	0	0
Financial income (expense), net	(3,068)	(2,519)	(3,116)	(8,240)	(6,766)	(1,165)	(3,634)	1,220	(737)
Extraordinary income (expense), net	1,699	1,395	998	19	16	(756)	(2,315)	7,056	1,549

Total other income (expense)	(1,919)	(1,576)	(2,506)	(9,322)	(7,654)	(1,921)	(5,949)	8,276	812

Income before income taxes	5,772	4,739	1,511	8,855	7,270	8,500	4,871	21,444	10,614
Income tax (benefit) expense	(1,321)	(1,085)	919	203	167	(2,699)	1,642	6,034	2,560
Minority interest	532	437	(43)	(96)	(79)	(157)	609	(102)	(926)

Net income	$7,625	€6,261	€549	$8,556	€7,024	€11,042	€3,838	€15,308	€7,128

Dividends per share(5)	—	—	—	$0.38	€0.31	€0.42	€0.14
Basic and diluted net income per ordinary share(6)	$0.38	€0.31	€0.03	$0.43	€0.35	€0.55	€0.19
Weighted average ordinary shares outstanding(6)	20,000	20,000	20,000	20,000	20,000	20,000	20,000

	As of June 30,		As of December 31,

	2004(1)	2004	2003(1)(2)	2003(2)	2002(2)	2001(3)	2000(3)(4)	1999(3)(4)

	(Unaudited)

	(In thousands)
Consolidated Balance Sheet Data:(7)
Cash	$16,735	€13,741	$34,535	€28,356	€33,364	€15,863	€29,624	€25,116
Total assets	307,969	252,869	376,666	309,275	327,298	195,390	258,202	193,893
Total long-term obligations	36,533	29,997	43,771	35,940	26,335	12,146	2,302	3,089
Shareholders’ equity	81,272	66,731	73,062	59,990	61,183	59,987	42,901	35,731

(1)	Data presented in U.S. Dollars was translated from Euros to U.S. Dollars at the June 30, 2004 exchange rate of U.S. $ 1.2179 to € 1.00.

(2)	Financial results for the six months ended June 30, 2003 and for the year ended December 31, 2003 include five and eleven months, respectively, of results of operations of the NMS Division of Metso, which we acquired on January 31, 2003. Financial results for 2003 include the results of Telvent Housing and Telvent Portugal, which were acquired from Abengoa on December 30, 2002. The assets and liabilities of Telvent Housing and Telvent Portugal are included in the 2002 consolidated balance sheet data. See Note 2 to our Consolidated Financial Statements.

(3)	Financial results for 1999, 2000 and 2001 include the results of operations of Abentel, which had total operating revenues of € 132.1 million in 2001 and was sold to Abengoa on December 21, 2001.

(4)	1999 and 2000 information reflects the financial information of Sociedad Anónima de Instalaciones de Control (Sainco), the predecessor of our subsidiary Telvent Energía y Medio Ambiente. Per share information is excluded for those periods as it is not applicable.

(5)	Prior to the offering, as a subsidiary of Abengoa we have distributed our net income, calculated in accordance with Spanish GAAP, to our shareholders to the extent permitted by Spanish law. See “Dividend Policy.”

(6)	Assumes that our 200 to 1 stock split occurred as of the beginning of the periods presented and that there were 20,000,000 ordinary shares outstanding during all the periods presented.

(7)	Related party information is not presented in our presentation of financial information in accordance with Spanish GAAP because related party information is not included as a recognized line item pursuant to the formatting of financial statements for Spanish GAAP purposes.

PRO FORMA FINANCIAL INFORMATION

        The unaudited pro forma combined statement of operations data is derived from our audited consolidated statement of operations for the year ended December 31, 2003, appearing elsewhere in this prospectus, and the unaudited management accounts of Metso Automation SCADA Solutions Ltd. (“Metso Ltd.”) and Metso Automation SCADA Solutions Inc. (“Metso Inc.”) for the month ended January 31, 2003. Collectively, we refer to Metso Ltd. and Metso Inc. as the NMS Division of Metso. The unaudited pro forma combined statement of operations data has been prepared to reflect the combined results of operations as if the acquisition had occurred on January 1, 2003.

        The following unaudited pro forma combined financial information gives effect to our acquisition using the purchase method of accounting for business combinations. The operating results of the NMS Division of Metso are reflected in our consolidated financial statements prospectively from the January 31, 2003 acquisition date. The acquisition transaction is more fully described below.

        You should read the unaudited pro forma combined financial information in conjunction with the historical audited financial statements and the related notes of Telvent, Metso Ltd. and Metso Inc. included elsewhere in this prospectus.

        The unaudited pro forma combined financial data appearing below is based on our consolidated financial statements prepared in accordance with U.S. GAAP. These principles require the use of estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates. The unaudited pro forma combined financial information has been prepared based on the assumptions described in the notes thereto. The objective of the unaudited pro forma combined information is to provide information about the continuing impact of the acquisition by indicating how the transaction might have affected historical financial statements had it occurred as of January 1, 2003, with respect to the unaudited pro forma combined statement of operations. The unaudited pro forma combined statement of operations comprises historical financial data that has been retroactively combined to reflect the effect of the acquisition as described in the notes thereto and does not reflect any adjustments to reflect significant trends or other factors that may be relevant in considering future performance.

        The unaudited pro forma combined financial information do not purport to be indicative of what the operating results would have been, had our acquisition of the NMS Division of Metso actually taken place as of January 1, 2003.

	Year Ended December 31, 2003

		Historical
		NMS Division
		of Metso
	Historical	(January	Combined		Pro Forma
	Telvent(1)	2003)(2)	2003	Adjustments	Telvent

	(In thousands, except per share data)
Consolidated Statement of Operations Data:
Revenues	€257,732	€2,979	€260,711	—	€260,711
Cost of revenues	202,149	1,832	203,981	—	203,981

Gross profit	55,583	1,147	56,730	—	56,730

General and administrative	18,807	200	19,007	—	19,007
Sales and marketing	9,091	399	9,490	—	9,490
Research and development	11,278	244	11,522	—	11,522
Depreciation and amortization(3)(4)	5,943	143	6,086	€173	6,259
Impairment charges	1,589	—	1,589	—	1,589
Other expenses	—	138	138	—	138

Total operating expenses	46,708	1,124	47,832	173	48,005

Income from operations	8,875	23	8,898	(173)	8,725
Financial (expense) income, net(5)	(4,381)	12	(4,369)	(75)	(4,444)
Other (expense) income, net	(665)	2	(663)	—	(663)

Total other income (expense)	(5,046)	14	(5,032)	(75)	(5,107)

Income before income taxes	3,829	37	3,866	(248)	3,618
Income tax (benefit) expense(6)	(809)	19	(790)	(87)	(877)

Net income before minority interest	4,638	18	4,656	(161)	4,495
Profit attributable to minority interest	(124)	—	(124)		(124)

Net income	€4,514	€18	€4,532	€(161)	€4,371

Basic and diluted net income per share(7)	0.23				0.22

Weighted average number of shares outstanding(7)	20,000				20,000

Acquisition of the NMS Division of Metso

        On January 31, 2003, we purchased 100% of the shares of Metso Automation SCADA Solutions Ltd. and Metso Automation SCADA Solutions Inc. from Metso Corporation, a Finnish corporation, for € 35.7 million in cash, including acquisition expenses of € 3.3 million and also including the additional deferred purchase price payment of € 5.2 million. The acquisition is accounted for under the purchase method of accounting for business combinations. The assets and liabilities acquired are recorded at fair value, with the excess of purchase price over the fair value of net assets representing goodwill. The numbered paragraphs below refer to corresponding item numbers set forth in the pro forma combined statement of operations.

(1)	Comprising the historical consolidated statement of operations of Telvent for the year ended December 31, 2003 and incorporating the results of the NMS Division of Metso from January 31, 2003, the effective date of acquisition.

(2)	Comprising the results of the NMS Division of Metso for the month of January 2003 as derived from the unaudited management information of Metso Ltd. and Metso Inc., which have been prepared in accordance with U.S. GAAP and are in conformity with our accounting policies.

(3)	Adjustment to depreciation and amortization represents amortization expense related to the acquired intangible assets as per the purchase price allocation. These are amortized on a straight-line basis over their estimated useful lives of the intangible assets. The identifiable intangibles and their useful lives are as follows: backlog (2 years), software technology (5 years) and customer relationships (10 years).

(4)	Goodwill resulting from the acquisition is not subject to amortization.

(5)	Reflects interest expense associated with the amounts borrowed to finance the acquisition of the NMS Division of Metso. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

(6)	The pro forma adjustments were tax affected using a tax rate of 35%.

(7)	Assumes that our 200 to 1 stock split occurred as of the beginning of the period presented.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

        All references to our results of operations are reported in accordance with U.S. GAAP except references to our results of operations by sectors and geographies, which, unless the context requires otherwise, are presented in accordance with Spanish GAAP.

        The following discussion contains information about our results of operations, financial condition, liquidity and capital resources that we have prepared in accordance with U.S. GAAP. It also includes information about our core revenues and gross profit by sectors and geographies prepared in accordance with Spanish GAAP. Core revenues consists of all types of revenue recognized under Spanish GAAP that are recognized as revenue under U.S. GAAP. The U.S. GAAP information and the Spanish GAAP information are not readily comparable. The differences between U.S. GAAP and Spanish GAAP could be significant and the effects of these differences may be material, individually or in the aggregate.

Overview

        We are an information technology company that provides value-added real-time products and services solutions to customers in targeted industrial sectors (Energy, Traffic, Transport and Environment) primarily in Spain, North America, Latin America (including Mexico) and China. Our mission-critical real-time solutions and applications collect raw data at the field level, transform that data into operational information, and convert the operational information into business intelligence. We are capable of providing solutions to link this business intelligence to our customers’ enterprise information technology systems.

        Our customers include some of the largest energy companies in the United States, Canada, Spain, Mexico, Brazil and China, some of the largest Spanish and Latin American utilities, the traffic or transport authorities of some of the largest cities in Spain, North America, Latin America and China and a number of government environmental entities in Spain and North America.

        Our Energy and Traffic sectors accounted for 43.3% and 32.6% of our core revenues in accordance with Spanish GAAP during the fiscal year ended December 31, 2003 and 43.4% and 26.9% during the six month period ended June 30, 2004. Our three largest geographic regions are Spain, Latin America and North America, which accounted for 56.6%, 18.3% and 11.7%, respectively, of our 2003 core revenues, and 51.8%, 19.1% and 14.2%, respectively, of our core revenues for the six months ended June 30, 2004, in accordance with Spanish GAAP.

Historical Background

        Since the incorporation in 1963 of our predecessor Sociedad Anónima de Instalaciones de Control (Sainco), or Sainco, now known as Telvent Energía y Medio Ambiente, we and our predecessors have been able to establish long-standing relationships with our customers in our Energy and Traffic sectors and progressively introduce new ranges of products and services solutions to the market. We and our predecessors also have developed new related sectors, such as Environment and Transport, and we and our predecessors have successfully entered new geographies, such as our entry into Mexico, Brazil and China in the 1990s.

        Since Telvent was incorporated in 2000 as the holding company for the information technology businesses of the Abengoa Group, there have been occasional strategic realignments of the ownership of some businesses within the Abengoa Group. In 2001, we sold Abentel Telecomunicaciones, S.A. to Abengoa, and in 2002, we acquired Telvent Housing, S.A., Telvent Factory Holding AG and Telvent Portugal S.A. from Abengoa.

Recent Developments

        In June 2004, Abengoa restructured its ownership interest in Telvent by forming Telvent Corporation. Abengoa owns its entire interest in Telvent through Telvent Corporation and Siema AG, another of Abengoa’s wholly-owned subsidiaries. Telvent Corporation also owns 99.99% of the capital stock of Telvent Investments, the entity to which we sold all of our remaining minority investments, including our investment in Xfera, for a net amount of € 35.4 million in June and August 2004. We used the proceeds from the sale of these minority investments to repay amounts outstanding under our credit arrangements with Abengoa.

        On January 31, 2003, we acquired the NMS Division of Metso, an information technology company that provides us with a strategic position in the U.S. and Canada, for € 35.7 million in cash, including the additional deferred purchase price payment of € 5.2 million. In January 2004, we paid the final € 5.2 million deferred installment of this purchase price.

Results of Operations

        We prepared our financial statements as of and for the years ended December 31, 2003 and 2002 and as of and for the six months ended June 30, 2004 and June 30, 2003 in accordance with U.S. GAAP. Our results of operations for the 2004 and 2003 periods reflect our acquisition of the NMS Division of Metso on January 31, 2003. Accordingly, the results of operations of the former NMS Division of Metso are reflected for eleven months in our results of operations for the year ended December 31, 2003, and for five months in our results of operations for the six months ended June 30, 2003.

        The following table sets forth certain statement of operations data as a percent of revenues for the six-month periods ended June 30, 2004 and June 30, 2003 and shows the percentage change for selected items on a period-to-period basis.

	Six Months		Six Months
	Ended	Percentage	Ended	Percentage	Percentage
	June 30,	of	June 30,	of	Change
	2004	Revenues	2003	Revenues	2003-2004

	(Euros in thousands, except percentages)
Revenues(1)	€126,537	100.0%	€107,797	100.0%	17.4%
Cost of revenues(1)	98,143	77.6	84,438	78.3	16.2

Gross profit	28,394	22.4	23,359	21.7	21.6
General and administrative	11,355	9.0	11,806	11.0
Sales and marketing	4,346	3.4	3,617	3.3
Research and development	3,514	2.8	3,171	2.9
Depreciation and amortization	3,549	2.8	3,191	3.0

Total operating expenses	22,764	18.0	21,785	20.2
Income from operations	5,630	4.4	1,574	1.5	257.7
Financial (expense), net	(1,894)	1.5	(1,155)	1.1
Other income, net	62	0.0	—	0.0

Total other (expense)	(1,832)	1.4	(1,155)	1.1

Income before income taxes	3,798	3.0	419	0.4
Income tax expense (benefit)	110	0.0	(50)	0.0
Net income	€3,646	2.9	€454	0.4	703.1

(1)	During 2003, we implemented the requirements of FIN 46-R, “Consolidation of Variable Interest Entities” for those variable interest entities that had been created after January 31, 2003. As a result of this implementation, we recorded additional revenues and cost of revenues relating to other venturers of € 3.7 million for the year ended December 31, 2003. As of January 1, 2004, we extended the implementation of FIN 46-R to those variable interest entities that had been created prior to February 1, 2003. The effect of this implementation was to consolidate certain joint venture agreements for the six months ended June 30, 2004. The effect of this consolidation was our recording additional revenues of € 10.0 million relating to other venturers and additional cost of revenues of € 9.5 million relating to other venturers for the six months ended June 30, 2004. The financial statement of prior periods were not restated and the effect of consolidating these entities did not result in a cumulative effect of a change in accounting principle as of January 1, 2004. We participate in these temporary joint-venture consortiums in certain of our long-term service contracts. These joint ventures are variable interest entities as they have no equity and are operated through a management committee, comprised of equal representation from each of the venture partners, which makes decisions about the joint venture’s activities.

Comparison of Six Months Ended June 30, 2004, to Six Months Ended June 30, 2003

Revenues

Six Months Ended	Six Months Ended
June 30,	June 30
2004	2003

(In thousands)
€ 126,537	€ 107,797

        The increase in revenues was primarily due to the effect of the consolidation of € 10.0 million of revenue attributable to other venturers in our temporary consortiums, the majority of which were consolidated for the first time in 2004 due to a change in accounting for those consortiums. See Note 3 to our Unaudited Condensed Consolidated Financial Statements. Revenues also increased due to increased business activity and including revenues attributable to our ownership of the NMS Division of Metso for the entire six months ended June 30, 2004 as compared to only five months during the six months ended June 30, 2003. However, this growth was partially offset by the negative impact of the translation of our non-Euro-denominated revenues due to the average exchange rate appreciation of the Euro against other currencies in which we generated revenues. Accordingly, amounts were translated into Euros at lower exchange rates in the six months ended June 30, 2004 as compared to the six months ended June 30, 2003. Our achievement of future organic revenue growth will depend upon the further development of our business and the resumption of Spanish business activity following the overall economic slow-down in Spain as a result of the uncertainty surrounding the outcome of the Spanish elections following the March 11 terrorist attack in Madrid and the transition to a new government. For a more detailed discussion of specific factors contributing to our revenue performance during the six months ended June 30, 2004 and to factors affecting our business due to the elections in Spain, see “— Comparison of Segment Information of Six Months Ended June 30, 2004 to Six Months Ended June 30, 2003.”

Cost of Revenues

	Percentage of		Percentage of
Six Months	Six Months Ended	Six Months	Six Months Ended
Ended	June 30, 2004	Ended	June 30, 2003
June 30, 2004	Revenues	June 30, 2003	Revenues

(Euros in thousands)
€98,143	77.6%	€84,438	78.3%

        Our cost of revenues as a percentage of revenues decreased slightly from the six months ended June 30, 2003 to the six months ended June 30, 2004. As a result of our restructuring efforts, we have been able to reduce our cost of revenues. We do not believe that the decline in cost of revenues as a percentage of revenues represents a trend. Cost of revenues for the six months ended June 30, 2004 includes € 9.5 million due to the effect of the consolidation of cost of revenues from our temporary consortiums, which amount represents the cost of revenues attributable to other venturers and reduces our gross margin. Our cost of revenues from non-Euro-denominated expenses was lower than it otherwise would have been as a result of the translation of our non-Euro-denominated costs due to the average exchange rate appreciation of the Euro against other currencies. Additionally, gross margin improved due primarily to higher than expected margins in some completed contracts, margins associated with our maintenance contracts in the six months ended June 30, 2004 and revenues from our higher value-added applications. See “— Comparison of Segment Information of Six Months Ended June 30, 2004 to Six Months Ended June 30, 2003.”

General and Administrative

	Percentage of		Percentage of
Six Months	Six Months Ended	Six Months	Six Months Ended
Ended	June 30, 2004	Ended	June 30, 2003
June 30, 2004	Revenues	June 30, 2003	Revenues

(Euros in thousands)
€11,355	9.0%	€11,806	11.0%

        General and administrative expenses decreased as a percentage of our revenues from the six months ended June 30, 2003 to the six months ended June 30, 2004, due to the effect of the consolidation of our temporary consortiums. In absolute terms, these expenses decreased due to cost savings that we achieved from our continuing restructuring efforts, including the reduction of our office lease expense at our Houston Delivery Unit facility. The stock compensation plan increased our general and administrative expenses; the impact of these charges was € 0.8 million and € 0.3 million for the six months ended June 30, 2004 and June 30, 2003, respectively.

Sales and Marketing

	Percentage of		Percentage of
	Six Months		Six Months
	Ended		Ended
Six Months Ended	June 30, 2004	Six Months Ended	June 30, 2003
June 30, 2004	Revenues	June 30, 2003	Revenues

(Euros in thousands)
€4,346	3.4%	€3,617	3.3%

        Our sales and marketing expense increased as a percentage of revenues, primarily as a result of higher sales personnel costs associated with an increase in our efforts to pursue new opportunities during the six months ended June 30, 2004.

Research and Development

	Percentage of		Percentage of
	Six Months		Six Months
	Ended		Ended
Six Months Ended	June 30, 2004	Six Months Ended	June 30, 2003
June 30, 2004	Revenues	June 30, 2003	Revenues

(Euros in thousands)
€3,514	2.8%	€3,171	2.9%

        Research and development expenses increased primarily as a result of higher research and development expenses incurred as a result of the inclusion of the results of operations of the NMS Division of Metso for the entire six-month period ended June 30, 2004.

Depreciation and Amortization

	Percentage of		Percentage of
	Six Months		Six Months
	Ended		Ended
Six Months Ended	June 30, 2004	Six Months Ended	June 30, 2003
June 30, 2004	Revenues	June 30, 2003	Revenues

(Euros in thousands)
€3,549	2.8%	€3,191	3.0%

        Depreciation and amortization increased from the six months ended June 30, 2003 to the six months ended June 30, 2004 in absolute terms due to the inclusion of the results of operation of the NMS Division of Metso for the entire 2004 period. The impact of the non-cash expense with respect to the amortization of the purchase price allocation relating to the acquisition of the NMS Division of Metso was € 1.0 million during the six months ended June 30, 2004 and € 0.9 million during the six months ended June 30, 2003.

Financial (Expense), Net

	Percentage of		Percentage of
	Six Months		Six Months
	Ended		Ended
Six Months Ended	June 30, 2004	Six Months Ended	June 30, 2003
June 30, 2004	Revenues	June 30, 2003	Revenues

(Euros in thousands)
€(1,894)	1.5%	€(1,155)	1.1%

        Financial expense increased primarily as a result of the depreciation of the Euro against the U.S. Dollar between December 31, 2003 to June 30, 2004, as compared to the appreciation of the Euro against the U.S. Dollar between December 31, 2002 to June 30, 2003. To the extent that our non-Euro-denominated monetary assets exceed our non-Euro denominated monetary liabilities, our results of operations will be negatively affected by an appreciation of the Euro against other currencies and positively affected by depreciation of the Euro against other currencies. Our financial expense also increased from the six months ended June 30, 2003 to the six months ended June 30, 2004 due to debt we incurred in May 2003 to re-finance our acquisition of the NMS Division of Metso, which bears interest at a higher rate than the debt we repaid. See “— Liquidity and Capital Resources.”

Income Tax (Expense) Benefit

        Income tax expense increased from a benefit of € 0.1 million in the six months ended June 30, 2003 to an expense of € 0.1 million in the six months ended June 30, 2004. The increase in tax expense for the six months ended June 30, 2004 compared to the six months ended June 30, 2003 is based on the level of income before income taxes and our expectation of research and development deductions.

Net Income

	Percentage of		Percentage of
	Six Months		Six Months
Six Months	Ended	Six Months	Ended
Ended	June 30, 2004	Ended	June 30, 2003
June 30, 2004	Revenues	June 30, 2003	Revenues

(Euros in thousands)
€3,646	2.9%	€454	0.4%

        As a result of the foregoing reasons, our net income increased from the six months ended June 30, 2003 to the six months ended June 30, 2004 by € 3.2 million.

Comparison of Segment Information of Six Months Ended June 30, 2004 to Six Months Ended June 30, 2003

        We prepared the following segment information in accordance with Spanish GAAP. We prepare our internal financial forecasting and reporting information in accordance with Spanish GAAP. The following information contains selected consolidated financial data for the six months ended June 30, 2004 and the six months ended June 30, 2003 prepared in accordance with Spanish GAAP. The U.S. GAAP information and Spanish GAAP information are not readily comparable. The differences between U.S. GAAP and Spanish GAAP could be significant and the effect of these differences may be material, individually or in the aggregate.

        In particular, revenue under Spanish GAAP in a given period may differ significantly from revenue under U.S. GAAP for the same period due to the different revenue recognition policies imposed under the respective accounting principles. Due to the application of these different accounting principles, our Spanish GAAP core revenues decreased for the six months ended June 30, 2004, as compared to the six months ended June 30, 2003, in contrast to an increase in core revenues under U.S. GAAP for the same periods. The two most significant adjustments which give rise to this difference relate to the application of the percentage-of-completion method and the effects of the consolidation of the temporary consortiums.

        Under both Spanish GAAP and U.S. GAAP, revenue is recorded under the cost-to-cost method. Under U.S. GAAP, the revenue recorded is based on the ratio of total cost and estimated cost to date multiplied by the total contract value, and under Spanish GAAP we calculate revenue based on the same ratio but with a ceiling on the amount recognized, because the revenue cannot be recorded until the invoice has been delivered to and accepted by the customer. Therefore, depending on the amount of billings in any given period, there may be issues limiting the amount of revenue recognized under Spanish GAAP, but with no corresponding effect on U.S. GAAP revenues. For the six months ended June 30, 2004, there has been a significant downturn in the amounts of billings in Spain due to the election cycle and the effects of the March 11 terrorist attack and the transition to the new government; however, we anticipate that this impact will likely be reversed in future periods.

        Additionally, there is a difference in the amount of revenue recognized for the temporary consortiums due to the effects of the adoption of FIN 46-R under U.S. GAAP. Consolidation of these consortiums is a permanent difference between the accounting principles, as these consortiums are not subject to consolidation under Spanish GAAP. In the future, the level of activity conducted through these consortiums that meet the conditions for consolidation under FIN 46-R will determine the extent of those differences.

	Six Months Ended June 30, 2004

						Spanish
				Environ-		GAAP	U.S. GAAP
	Energy	Traffic	Transport	ment	Other	Total(1)	Adjustment(1)	Total

	(Euros in thousands)
Core revenues	€43,133	€26,738	€7,304	€11,531	€10,682	€99,388	€27,149	€126,537
Gross profit(2)	10,749	8,737	1,300	2,345	4,039	27,170	1,224	28,394
Gross margin	24.9%	32.7%	17.8%	20.3%	37.8%	27.3%		22.4%

	Six Months Ended June 30, 2003

						Spanish
				Environ-		GAAP	U.S. GAAP
	Energy	Traffic	Transport	ment	Other	Total(1)	Adjustment(1)	Total

	(Euros in thousands)
Core revenues	€42,334	€35,324	€9,108	€8,976	€8,341	€104,083	€3,714	€107,797
Gross profit(2)	11,254	7,397	1,404	2,055	1,730	23,840	(481)	23,359
Gross margin	26.6%	20.9%	15.4%	22.9%	20.7%	22.9%		21.7%

(1)	The two most significant adjustments we made to convert our Spanish GAAP core revenues to U.S. GAAP revenues were:

(a)	the difference in the application of the method of revenue recognition, which increased revenues by € 17.1 million and € 5.8 million for the six months ended June 30, 2004 and June 30, 2003, respectively; and

(b)	the adjustment of the temporary consortiums, which increased revenues from Spanish GAAP to U.S. GAAP in an amount of € 10.0 million for the six months ended June 30, 2004, and which decreased revenues from Spanish GAAP to U.S. GAAP in an amount of € 2.1 million for the six months ended June 30, 2003.

(2)	Gross profit does not appear in our presentation of financial information in accordance with Spanish GAAP because it is not a recognized line item pursuant to the formatting of financial statements for Spanish GAAP purposes.

Energy

		Percentage		Percentage
	Six	of Six Months	Six	of Six Months	Six Months
	Months	Ended June 30,	Months	Ended June 30,	Ended June 30,
	Ended	2004	Ended	2003	Percentage
	June 30,	Total Core	June 30,	Total Core	Change
	2004	Revenues	2003	Revenues	2003-2004

	(Euros in thousands)
Core revenues	€43,133	43.4%	€42,334	40.7%	1.9%
Gross profit	10,749		11,254

        Our Energy sector core revenues increased due to the inclusion of the results of the former NMS Division of Metso for the entire six-month period ended June 30, 2004. Without the inclusion of the NMS Division of Metso for the entire 2004 period, our Energy sector core revenues would have declined. Our results in this sector were adversely affected by an overall economic slow-down in Spain pending the outcome of the Spanish national elections, which were held in March 2004, and the transition to a new government in the months following the election. The uncertainty surrounding the outcome of the Spanish elections following the March 11 terrorist attack in Madrid also particularly affected our revenues from our Spanish customers, as invoicing was delayed on projects for many of these customers. Under Spanish GAAP, we recognize revenues upon the acceptance of an invoice by the customer, rather than on the percentage-of-completion basis applied under U.S. GAAP, and therefore a delay in acceptance of our invoices affects our Spanish GAAP results but not our U.S. GAAP results. We also experienced a decline in our North American Electricity unit, which further impacted core revenues. In particular, approximately 56.4% of our U.S. GAAP revenue recognition adjustment in the six months ended June 30, 2004 relates to our Energy sector. Our reported core revenues were further constrained by the increase in the average exchange rate of the Euro, our reporting currency, relative to other currencies in which our revenues are denominated in this sector, primarily the U.S. Dollar; in the six months ended June 30, 2004, 66.0% of our Energy core revenues were recorded in currencies other than the Euro. Gross margin declined overall in this sector due to lower margins in our Canadian operation and the negative impact of the translation of U.S. dollar-denominated revenues due to the average exchange rate appreciation of the Canadian dollar against the U.S. dollar, as our Canadian operation incurs costs in Canadian dollars and generates most of its revenues in U.S. dollars.

Traffic

		Percentage		Percentage
	Six	of Six Months	Six	of Six Months	Six Months
	Months	Ended June 30,	Months	Ended June 30,	Ended June 30,
	Ended	2004	Ended	2003	Percentage
	June 30,	Total Core	June 30,	Total Core	Change
	2004	Revenues	2003	Revenues	2003-2004

	(Euros in thousands)
Core revenues	€26,738	26.9%	€35,324	33.9%	(24.3)%
Gross profit	8,737		7,397

        Our Traffic sector is particularly sensitive to the overall economic climate in Spain, as the majority of our core revenues in this sector historically have been derived from projects in Spain. The decrease in core revenues within our Traffic sector was primarily due to an overall economic slowdown in Spain pending the outcome of the Spanish national elections, the transition to the new government, and the resulting invoicing delays discussed above, including contracts where our payment is expected to be received from the proceeds of loans from the Spanish government to Chinese traffic authorities. In particular, approximately 35.4% of our U.S. GAAP revenue recognition adjustment in the six months ended June 30, 2004 relates to our Traffic sector. Core revenues also decreased from poor performance of our naval traffic business, as revenues fell from € 4.7 million in the six months ended June 30, 2003 to € 1.1 million in the six months ended June 30, 2004. Most of our Traffic sector core revenues derive from Euro-denominated contracts, so our performance in this sector was less affected in the six months ended June 30, 2004 by the appreciation of the average exchange rate of the Euro than our performance in the Energy sector. Our gross margin improved due to a greater percentage of core revenues being associated with higher margin maintenance contracts with our existing customers.

Transport

		Percentage		Percentage
	Six	of Six Months	Six	of Six Months	Six Months
	Months	Ended June 30,	Months	Ended June 30,	Ended June 30,
	Ended	2004	Ended	2003	Percentage
	June 30,	Total Core	June 30,	Total Core	Change
	2004	Revenues	2003	Revenues	2003-2004

	(Euros in thousands)
Core revenues	€7,304	7.3%	€9,108	8.8%	(19.8)%
Gross profit	1,300		1,404

        Our Transport sector is particularly sensitive to the overall economic climate in Spain, as the majority of our core revenues in this sector historically have been derived from projects in Spain. Core revenues within our Transport sector for the six months ended June 30, 2004 decreased significantly from core revenues for the six months ended June 30, 2003 primarily due to the effect of the Spanish national elections, the transition to the new government, and the resulting invoicing delays discussed above. This effect was amplified in the Transport sector as the majority of our Transport customers are public transport services, which are especially susceptible to delays in decision-making and postponement of the authorization of new expenditures during periods of political uncertainty. Most of our Transport sector core revenues derive from Euro-denominated contracts, so our performance in this sector was less affected in the six months ended June 30, 2004 by the appreciation of the average exchange rate of the Euro than our performance in the Energy sector.

Environment

		Percentage		Percentage
	Six	of Six Months	Six	of Six Months	Six Months
	Months	Ended June 30,	Months	Ended June 30,	Ended June 30,
	Ended	2004	Ended	2003	Percentage
	June 30,	Total Core	June 30,	Total Core	Change
	2004	Revenues	2003	Revenues	2003-2004

	(Euros in thousands)
Core revenues	€11,531	11.6%	€8,976	8.6%	28.5%
Gross profit	2,345		2,055

        The increase in core revenues and gross profit margin in our Environment sector reflected the revenue impact of several new projects that we commenced in the second half of 2003, primarily in other geographies, particularly Mozambique, Jordan and Bolivia. 61.1% of our Environment sector core revenues were recorded in Euros, so our performance in this sector was less affected in the six months ended June 30, 2004 by the appreciation of the average exchange rate of the Euro than our performance in the Energy sector. Gross margin declined due to the higher than expected costs incurred in the early stages of our new projects.

Other

		Percentage		Percentage
	Six	of Six Months	Six	of Six Months	Six Months
	Months	Ended June 30,	Months	Ended June 30,	Ended June 30,
	Ended	2004	Ended	2003	Percentage
	June 30,	Total Core	June 30,	Total Core	Change
	2004	Revenues	2003	Revenues	2003-2004

	(Euros in thousands)
Core revenues	€10,682	10.7%	€8,341	8.0%	28.1%
Gross profit	4,039		1,730

        The amounts above represented further market development and our continuing evaluation of new sectors such as public administration and health care. It also reflects the managed services projects we provide through our real-time process outsourcing activities. Projects in this sector are conducted through Euro-denominated contracts, so our performance in this sector was not affected in the six months ended June 30, 2004 by the appreciation of the average exchange rate of the Euro. Gross margin improved due to the growth in revenues associated with our public administration and health care businesses in this sector without a corresponding increase in costs.

Geographical Revenues

        The following table identifies our core revenues by region, the approximate percentage of core revenues by region as a percentage of total core revenues during the six-month period ended June 30, 2004 and the six-month period ended June 30, 2003 and the percentage change per region for the periods presented. Period-to-period changes in the geographical distribution of our core revenues may be influenced by a delay in the acceptance by customers of our invoices and by the contracts we perform in any particular period, and the changes may not reflect the long-term direction of our business.

	Revenues by Geographic Region

		Percentage		Percentage
		of Six Months		of Six Months	Six Months
	Six Months	Ended June 30,	Six Months	Ended June 30,	Ended June 30,
	Ended	2004	Ended	2003	Percentage
	June 30,	Total Core	June 30,	Total Core	Change
	2004	Revenues	2003	Revenues	2003-2004

	(Euros in thousands)
Spain	€51,426	51.8%	€54,487	52.3%	(5.6)%
Latin America	19,027	19.1	21,791	20.9	(12.7)
North America	14,066	14.2	11,930	11.5	17.9
China	2,503	2.5	4,745	4.6	(47.2)
Other	12,366	12.4	11,130	10.7	11.1

Total Spanish GAAP	€99,388	100.0%	€104,083	100.0%

Comparison of Year Ended December 31, 2003, to Year Ended December 31, 2002

        The following table sets forth certain statement of operations data as a percent of revenues for the years ended December 31, 2003 and 2002 and shows the percentage change for selected items on a year-to-year basis.

	Year Ended	Percentage	Year Ended	Percentage	Percentage
	December 31,	of	December 31,	of	Change
	2003	Revenues	2002	Revenues	2002-2003

	(Euros in thousands, except percentages)
Revenues	€257,732	100.0%	€219,435	100.0%	17.5%
Cost of revenues	202,149	78.4	180,752	82.4	11.8

Gross profit	55,583	21.6	38,683	17.6	43.7
General and administrative	18,807	7.3	18,536	8.4
Sales and marketing	9,091	3.5	3,705	1.7
Research and development	11,278	4.4	5,772	2.6
Depreciation and amortization	5,943	2.3	3,116	1.4
Impairment charges	1,589	0.6	2,290	1.0

Total operating expenses	46,708	18.1	33,419	15.2
Income from operations	8,875	3.4	5,264	2.4	68.6
Financial (expense), net	(4,381)	1.7	(1,463)	0.7
Other (expense) income, net	(665)	0.3	34	0.0

Total other (expense)	(5,046)	2.0	(1,429)	0.7

Income before income taxes	3,829	1.5	3,835	1.7
Income tax benefit	(809)	0.3	(1,210)	0.6
Net income	€4,514	1.8	€4,671	2.1	(3.4)

Revenues

Year Ended	Year Ended
December 31,	December 31,
2003	2002

(In thousands)
€ 257,732	€ 219,435

        The increase in revenues was primarily due to the acquisition of the NMS Division of Metso on January 31, 2003. In addition, during 2003 we experienced organic growth in all sectors where we operate. However, this growth was partially offset by the negative impact of the translation of our non-Euro-denominated revenues due to the appreciation of the Euro against other currencies in which we generated revenues. Our revenue growth was also negatively affected by the performance of our naval traffic venture. In addition, part of our revenue growth derived from an increase in our managed services due to higher adoption rates by customers of our disaster recovery solutions and an increased customer base. For a more detailed discussion of specific factors contributing to our revenue growth, see “— Comparison of Segment Information of Year Ended December 31, 2003 to Year Ended December 31, 2002” and “— Quantitative and Qualitative Disclosure of Market Risk.”

Cost of Revenues

Year Ended	Percentage of	Year Ended	Percentage of
December 31, 2003	2003 Revenues	December 31, 2002	2002 Revenues

(Euros in thousands)
€202,149	78.4%	€180,752	82.4%

        Our cost of revenues as a percentage of revenues decreased from 2002 to 2003 by 4.0 percentage points. The NMS Division of Metso, which now operates through our Telvent North America subsidiaries, generates more revenues from higher value-added applications with higher gross margins relative to most of the rest of our business. This decrease is also due to lower costs, particularly those costs associated with the delivery of our managed services solutions. As a result of our restructuring efforts, we have also been able to reduce our cost of revenues. We do not believe that the decline in cost of revenues as a percentage of revenues represents a trend. Our cost of revenues from non-Euro-denominated expenses was lower than it otherwise would have been as a result of the translation of our non-Euro-denominated costs due to the appreciation of the Euro against other currencies. See “— Comparison of Segment Information of Year Ended December 31, 2003 to Year Ended December 31, 2002” and “— Quantitative and Qualitative Disclosure of Market Risk.”

General and Administrative

Year Ended	Percentage of	Year Ended	Percentage of
December 31, 2003	2003 Revenues	December 31, 2002	2002 Revenues

(Euros in thousands)
€18,807	7.3%	€18,536	8.4%

        General and administrative expenses decreased as a percentage of revenues from 2002 to 2003 due to the effect of the consolidation of revenues from our temporary consortiums. In absolute Euro terms, general and administrative expenses increased due to the acquisition of the NMS Division of Metso, as well as from increased use of professional services. These increases were partially offset by cost savings that we achieved from our restructuring efforts. We expect to achieve further cost savings in the near future from our continuing restructuring efforts, but we also expect to incur additional costs including internal accounting and legal costs as a result our becoming a publicly-traded company in the United States. These increased costs from being publicly traded include costs associated with director and officer liability insurance, auditing, management oversight, regulatory requirements (including the need to make regulatory filings) and the establishment and maintenance of heightened corporate governance measures.

Sales and Marketing

Year Ended	Percentage of	Year Ended	Percentage of
December 31, 2003	2003 Revenues	December 31, 2002	2002 Revenues

(Euros in thousands)
€9,091	3.5%	€3,705	1.7%

        Our sales and marketing expense increased by € 5.4 million, or 1.8 percentage points as a percentage of revenues, primarily as a result of higher advertising expenses and sales personnel costs incurred as a result of the acquisition of the NMS Division of Metso. Excluding our acquisition of the NMS Division of Metso, our sales and marketing costs were relatively constant. In the future, we expect to leverage the sales and marketing staff we acquired through our acquisition of this division for the benefit of our entire business and to consolidate and focus our marketing efforts through our North American operations.

Research and Development

Year Ended	Percentage of	Year Ended	Percentage of
December 31, 2003	2003 Revenues	December 31, 2002	2002 Revenues

(Euros in thousands)
€11,278	4.4%	€5,772	2.6%

        Our research and development expenses have increased, both in absolute terms and as a percentage of revenues, since we acquired the NMS Division of Metso. The increase in research and development expenses from 2002 to 2003 as a percentage of revenues is the result of the higher research and development expenses of the NMS Division of Metso relative to the rest of our business. We expect our North American operations to maintain their research and development efforts and levels consistent with those prior to our acquisition and we hope to extend any benefits achieved from these efforts across our global operations. However, as a result of our acquisition of the NMS Division of Metso, we expect to realize synergies from a consolidation of our research and development activities and we expect our total 2004 research and development expenses to be below our 2003 research and development expenses. Excluding the impact of the acquisition, our research and development expense was relatively constant over the period.

Depreciation and Amortization

Year Ended	Percentage of	Year Ended	Percentage of
December 31, 2003	2003 Revenues	December 31, 2002	2002 Revenues

(Euros in thousands)
€5,943	2.3%	€3,116	1.4%

        The increase in depreciation and amortization from 2002 to 2003 was primarily due to the acquisition of the NMS Division of Metso, which has a higher level of depreciable assets than the rest of our business. Depreciation and amortization expense increased due to the impact of the purchase price allocation of € 2.0 million from the acquisition, which consisted primarily of an adjustment in the value of intangible assets such as backlog, software technology and customer relationships. We expect the impact of the purchase price allocation amortization to be the same amount for 2004 and to decrease to € 1.4 million in 2005. See Note 10 to our Consolidated Financial Statements. Excluding the impact of the acquisition, our depreciation and amortization would have been constant from 2002 to 2003.

Impairment Charges

        In 2002 and 2003, we incurred impairment charges of € 2.3 million and € 1.6 million, respectively, related to some of our minority equity investments. In June and August 2004, we sold all of these investments to Telvent Investments at book value. Accordingly, we do not expect to incur any charges in the future with respect to any of these minority investments.

Financial (Expense), Net

Year Ended	Percentage of	Year Ended	Percentage of
December 31, 2003	2003 Revenues	December 31, 2002	2002 Revenues

(Euros in thousands)
€(4,381)	1.7%	€(1,463)	0.7%

        Financial expense increased € 1.9 million due to expenses related to the cost of guarantees amounting to € 35.8 million in connection with our Xfera investment and certain investment commitments. The guarantees expire when the commitments are met; however, we transferred this obligation to our affiliate in June 2004 in conjunction with our sale of the Xfera investment to it at a sale price of € 26.4 million. Our affiliate is an indirect subsidiary of Abengoa and is not one of our subsidiaries. We have no further obligations relating to the Xfera investment. Financial expense also increased by € 0.8 million due to debt incurred to finance our acquisition of the NMS Division of Metso. In addition, financial expenses increased as a result of the appreciation of the Euro against the U.S. Dollar from 2002 to 2003. Our non-Euro-denominated monetary assets exceeded our non-Euro-denominated liabilities during these periods. We cannot predict whether and for how long the Euro will continue to strengthen against the dollar. To the extent that our non-Euro-denominated monetary assets continue to exceed our non-Euro denominated monetary liabilities, our results of operations will be negatively affected by an appreciation of the Euro against other currencies and positively affected by depreciation of the Euro against other currencies. These increased costs were partially offset by lower interest rates on our variable rate obligations. See “— Liquidity and Capital Resources.”

Other (Expense) Income, Net

Year Ended	Percentage of	Year Ended	Percentage of
December 31, 2003	2003 Revenues	December 31, 2002	2002 Revenues

(Euros in thousands)
€ (665)	0.3%	€34	0.0%

        The € 0.7 million increase in other expense primarily resulted from a non-recurring provision for surcharges and penalties. Other expense also includes gains and losses from disposals of fixed assets.

Income Tax Benefit

        In 2002 and 2003, our income tax benefit was € 1.2 million and € 0.8 million, respectively. Our effective income tax rate was reduced by the research and development tax credits that we received under applicable tax laws in Spain and North America in both 2002 and 2003. In addition, we received tax benefits because of the tax loss carry-forwards from certain of our subsidiaries. Following utilization of our existing net loss carry-forwards, we expect our effective tax rate in the future to be 20% due to our ongoing research and development tax credit. See Note 18 to our Consolidated Financial Statements.

Net Income

Year Ended	Percentage of	Year Ended	Percentage of
December 31, 2003	2003 Revenues	December 31, 2002	2002 Revenues

(Euros in thousands)
€4,514	1.8%	€4,671	2.1%

        As a result of the foregoing reasons, our net income decreased from 2002 to 2003 by € 0.2 million.

Comparison of Segment Information of Year Ended December 31, 2003 to Year Ended December 31, 2002

        We prepared the following segment information in accordance with Spanish GAAP. We prepare our internal financial forecasting and reporting information in accordance with Spanish GAAP. The following information contains selected consolidated financial data for 2003 and 2002 prepared in accordance with Spanish GAAP. The U.S. GAAP information and Spanish GAAP information are not readily comparable. The differences between U.S. GAAP and Spanish GAAP could be significant and the effect of these differences may be material, individually or in the aggregate. In addition, we have made certain adjustments to our core revenues and gross profit for 2002 in order to make them more comparable to our 2002 U.S. GAAP results of operations. Our 2002 audited U.S. GAAP results of operations include the results of operations of Telvent Housing, Telvent Factory and Telvent Portugal but these are not reflected in our 2002 audited Spanish GAAP results of operations included in Selected Consolidated Financial Data.

	Year Ended December 31, 2003

						Spanish
				Environ-		GAAP	U.S. GAAP
	Energy	Traffic	Transport	ment	Other	Total(1)	Adjustment(1)	Total

	(Euros in thousands)
Core revenues	€ 116,188	€ 87,254	€ 22,852	€ 19,027	€ 22,715	€ 268,036	€ (10,304)	€ 257,732
Gross profit(2)	25,125	16,271	3,630	3,723	7,123	55,872	(289)	55,583
Gross margin	21.6%	18.6%	15.9%	19.6%	31.4%	20.8%	—	21.6%

	Year Ended December 31, 2002

						Spanish
				Environ-		GAAP	U.S. GAAP
	Energy	Traffic	Transport	ment	Other	Total(1)(3)	Adjustment(1)	Total

	(Euros in thousands)
Core revenues	€ 79,486	€ 86,579	€ 19,845	€ 15,552	€ 19,524	€ 220,986	€ (1,551)	€ 219,435
Gross profit(2)	11,212	17,245	1,838	2,817	4,649	37,761	922	38,683
Gross margin	14.1%	19.9%	9.3%	18.1%	23.8%	17.1%	—	17.6%

(1)	The three most significant adjustments we made to convert our 2002 and 2003 Spanish GAAP core revenues to U.S. GAAP revenues were:

(a)	the consolidation of Telvent Housing, Telvent Factory and Telvent Portugal which were purchased from a company under common control during the year ended December 31, 2002, which accounted for an increase in revenue of € 9.9 million in 2002 and which was accounted for in a manner similar to a pooling of interests;

(b)	the difference in the application of the method of revenue recognition, which increased revenues by € 1.5 million and € 0.9 million for the year ended December 31, 2003 and 2002, respectively; and

(c)	the adjustment of the temporary consortiums, which decreased revenues from Spanish GAAP to U.S. GAAP in an amount of € 11.4 million and € 3.6 million for the years ended December 31, 2003 and 2002 respectively.

(2)	Gross profit does not appear in our presentation of financial information in accordance with Spanish GAAP because it is not a recognized line item pursuant to the formatting of financial statements for Spanish GAAP purposes.

(3)	We have adjusted our Spanish GAAP results of operations for the year ended December 31, 2002 in this table in order to conform with our presentation of net revenues under U.S. GAAP for the year ended December 31, 2002.

Energy

		Percentage		Percentage
	Year Ended	of 2003	Year Ended	of 2002	Percentage
	December 31,	Total Core	December 31,	Total Core	Change
	2003	Revenues	2002	Revenues	2002-2003

	(Euros in thousands)
Core revenues	€ 116,188	43.3%	€ 79,486	36.0%	46.2%
Gross profit	25,125		11,212

        The most important driver of the growth in our Energy sector in 2003 was our acquisition of the NMS Division of Metso on January 31, 2003, which recorded consolidated core revenues of € 42.9 million for the eleven-month period ending December 31, 2003. Now called Telvent North America, the principal products and services solutions of this division are provided to our Oil & Gas and Electricity customers. Our gross profit margin was positively affected in 2003 by the sale of more internally developed, higher value-added applications, such as GMAS, OASyS DNA and POLARIS, to our installed customer base in North America. Our reported core revenues growth was constrained by the increase in the value of the Euro, our reporting currency, relative to other currencies in which our revenues are denominated in this sector, primarily the U.S. Dollar; in 2003, 66.4% of our Energy core revenues were recorded in currencies other than the Euro. This activity is consistent with our strategy. Our 2003 energy core revenues and gross profit margin suffered in 2003 due to poor performance of our Mexican operations in 2002. At the end of 2002, we experienced turnover in the management of our Mexican business and we installed different management. We expect that our Mexican business will perform better in the near future.

Traffic

		Percentage		Percentage
	Year Ended	of 2003	Year Ended	of 2002	Percentage
	December 31,	Total Core	December 31,	Total Core	Change
	2003	Revenues	2002	Revenues	2002-2003

	(Euros in thousands)
Core revenues	€ 87,254	32.6%	€ 86,579	39.2%	0.8%
Gross profit	16,271		17,245

        Core revenues generated by the road traffic department within our Traffic sector increased from € 71.7 million in 2002 to € 79.9 million in 2003, or 11.4%, in part due to its initial sales of projects incorporating our OASyS product. However, our naval traffic core revenues, which come from a joint venture in which we participate, declined from € 14.9 million in 2002 to € 7.4 million in 2003, or 50%, due to poor performance of the joint venture resulting from a lack of shared vision between the owners of this business. We currently own 50% of this joint venture and have begun to discuss the possibilities for the naval traffic business with the other owner, but no decision or agreement has been reached. Most of our Traffic sector core revenues derive from Euro-denominated contracts, so our performance in this sector was less affected in 2003 by the increase in the value of the Euro than our performance in the Energy sector.

Transport

		Percentage		Percentage
	Year Ended	of 2003	Year Ended	of 2002	Percentage
	December 31,	Total Core	December 31,	Total Core	Change
	2003	Revenues	2002	Revenues	2002-2003

	(Euros in thousands)
Core revenues	€ 22,852	8.5%	€ 19,845	9.0%	15.2%
Gross profit	3,630		1,838

        Our growth in core revenues and gross profit margin in our Transport sector is due primarily to our successful, multi-year research and development effort relating to the launch of our MobiFast advanced payment systems technology. Although we began selling these systems in 2002, we completed an upgrade to our MobiFast system in late 2002, which led to a more successful roll-out in 2003 and our improved results. Most of our Transport sector core revenues derive from Euro-denominated contracts, so our performance in this sector was less affected in 2003 by the increase in the value of the Euro than our performance in the Energy sector.

Environment

		Percentage		Percentage
	Year Ended	of 2003	Year Ended	of 2002	Percentage
	December 31,	Total Core	December 31,	Total Core	Change
	2003	Revenues	2002	Revenues	2002-2003

	(Euros in thousands)
Core revenues	€ 19,027	7.1%	€ 15,552	7.0%	22.3%
Gross profit	3,723		2,817

        The increase in core revenues and gross profit margin in our Environment sector resulted from our successful delivery of systems based on our OASyS product in combination with some specialized applications such as AWS. 56.6% of our Environment sector core revenues were recorded in Euros, so our performance in this sector was less affected in 2003 by the increase in the value of the Euro than our performance in the Energy sector.

Other

		Percentage		Percentage
	Year Ended	of 2003	Year Ended	of 2002	Percentage
	December 31,	Total Core	December 31,	Total Core	Change
	2003	Revenues	2002	Revenues	2002-2003

	(Euros in thousands)
Core revenues	€ 22,715	8.5%	€ 19,524	8.8%	16.3%
Gross profit	7,123		4,649

        The amounts above represented our market development and our continuing evaluation of new sectors such as public administration and health care. It also reflects the managed services projects we provide through our real-time process outsourcing activities. The incremental contribution to our gross profit margin from the addition of new managed services customers is higher than the gross profit margin contribution generated from our other activities in the periods presented. This activity is conducted in Euro-denominated contracts, so our performance in this sector was less affected in 2003 by the increase in the value of the Euro than our performance in the Energy sector.

Geographical Revenues

        The following table identifies our core revenues by region, the approximate percentage of core revenues by region as a percentage of total core revenues during 2002 and 2003 and the percentage change per selected region for the periods presented.

	Revenues by Geographic Region

		Percentage		Percentage
	Year Ended	of 2003	Year Ended	of 2002	Percentage
	December 31,	Total Core	December 31,	Total Core	Change
	2003	Revenues	2002	Revenues	2002-2003

	(Euros in thousands)
Spain	€ 151,658	56.6%	€ 131,999	59.7%	14.9%
Latin America	49,162	18.3	65,636	29.7	(25.1)
North America	31,208	11.7	523	0.2
China	11,855	4.4	8,587	3.9	38.1
Other	24,154	9.0	14,241	6.5	69.6

Total Spanish GAAP	€ 268,037	100.0%	€ 220,986	100.0%	21.3%

Impact of Inflation

        We have not historically been materially affected by inflation in our core geographies.

Seasonality

        We do not believe there is inherent seasonality in our revenues as reported under U.S. GAAP. We historically have experienced fluctuations in the cash we receive throughout the year as we tend to receive greater payments in the first and fourth quarters than in the second and third quarters due to the budgetary cycles of some of our customers. Some of this seasonality may be reflected in our Spanish GAAP core revenues but not in our revenues reported under U.S. GAAP due to the differences in the revenue recognition policies we apply under the respective accounting principles. See “— Comparison of Segment Information of Six Months Ended June 30, 2004 to Six Months Ended June 30, 2003”.

Related Party Transactions

        We have significant relationships with our majority shareholder, Abengoa. For a description of the credit arrangements and other related party transactions, see “Relationship Between Telvent and the Abengoa Group” and Note 21 to our Consolidated Financial Statements.

Liquidity and Capital Resources

Liquidity

        Management believes that our available cash and investments, cash flow from our ongoing operations and net proceeds received by us from this offering will be sufficient to finance our working capital for the foreseeable future. If we have a need in the future for additional liquidity, we will seek to obtain additional or increased lines of credit from Abengoa or third-party lenders.

Operating Activities

	Six Months	Six Months
	Ended	Ended	Year Ended	Year Ended
	June 30,	June 30,	December 31,	December 31,
	2004	2003	2003	2002

	(In thousands)		(In thousands)
Net cash provided by (used in) operating activities	€ (7,759)	€ 2,146	€ 12,261	€ 7,112

        For the six months ended June 30, 2004, net cash used in operating activities was € 7.8 million, compared with net cash provided by operating activities of € 2.1 million for the six months ended June 30, 2003. We had € 6.8 million of non-cash adjustments to net income for the six months ended June 30, 2004, including depreciation and amortization charges of € 3.5 million, compared with € 9.0 million of non-cash adjustments to net income, including € 3.2 million of depreciation and amortization charges, for the six months ended June 30, 2003. Working capital and temporary joint ventures used € 18.2 million of our operating cash in the six months ended June 30, 2004 compared with € 7.3 million in the six months ended June 30, 2003. The decrease in operating cash for the six months ended June 30, 2004 was mainly due to the increase in our inventory of € 11.2 million, in our unbilled revenues of € 15.2 million and in our accounts receivable of € 2.0 million and the decrease in our accounts payable, related parties and other assets of € 6.9 million. These changes were partially offset by an increase in billing in excess of cost and estimated earnings of € 8.5 million, accrued and other liabilities of € 7.6 million and the incorporation of the temporary consortiums’ working capital of € 1.1 million. The main reason for these negative operating cash flow changes was the overall economic slowdown in Spain pending the outcome of the Spanish national elections, the transition to the new government, and the resulting invoicing delays. The decrease in operating cash for the six months ended June 30, 2003 was mainly due to the increase in our inventory of € 9.4 million, unbilled revenues of € 18.8 million and the decrease in our accounts payable, related parties and other assets of € 14.3 million. These changes were partially offset by our decrease in accounts receivable of € 11.2 million and the increase in our billing in excess of cost and estimated earnings of € 16.2 million and accrued and other liabilities of € 7.7 million.

        Net cash provided by operating activities in 2003 was € 12.3 million. For the year ended December 31, 2003, we had € 17.5 million of non-cash adjustments to net income as a result of depreciation and amortization charges of € 5.9 million, as well as asset impairment charges of € 1.6 million related to certain of our minority investments carried at cost. We also recorded a non-cash adjustment of € 3.5 million related to a foreign currency exchange loss reflected in our consolidated statement of operations due to the impact of the appreciation of the Euro against other currencies on our monetary assets and liabilities. In 2003, operating activities reflect our recognition of the carry-forward of net operating tax losses, which resulted in a € 4.4 million non-cash tax benefit in our consolidated statement of operations. Working capital used € 9.8 million of our operating cash, mainly driven by the significant decrease in our accounts payable, related parties and other assets, billing in excess of cost and estimated earnings on uncompleted contracts and accrued and other liabilities and the increase on unbilled revenues, which was partially offset by the use of our receivables factoring program and a decrease in our work in process, as reflected in a decline in our inventory balance.

        Net cash provided by operating activities in 2002 was € 7.1 million. For the year ended December 31, 2002, we had € 9.1 million of non-cash adjustments to net income as a result of depreciation and amortization charges of € 4.1 million, as well as asset impairment charges of € 2.3 million related to certain of our minority investments carried at cost. Additionally in 2002, we recorded non-cash tax costs of € 2.6 million in our consolidated statement of operations, principally related to the recognition of the carry-forward of net operating tax losses which we expect to be able to use to reduce our future tax obligations. This translated into a non-cash adjustment in our statement of cash flows of the same amount. These non-cash adjustments were partially offset by a € 7.0 million increase in our working capital, mainly driven by our increase of € 17.8 million in accounts receivable, inventory and unbilled revenue as a consequence of the growth in our continuing operations, which in turn were partially offset by a € 10.8 million increase primarily in our accounts payable and amounts due from related parties, billing in excess of cost and estimated earnings on uncompleted contracts and accrued and other liabilities.

              Investing Activities

	Six Months	Six Months	Year Ended	Year Ended
	Ended June 30,	Ended June 30,	December 31,	December 31,
	2004	2003	2003	2002

	(In thousands)		(In thousands)
Net cash provided by (used in) investing activities	€40,941	€(30,089)	€ 19,895	€ (93,078)

        Net cash provided by investing activities for the six months ended June 30, 2004 was € 40.9 million, compared with net cash used in investing activities for the six months ended June 30, 2003 of € 30.1 million. The investing activities in the six months ended June 30, 2003 primarily related to the acquisition of the NMS Division of Metso for € 35.7 million. In the six months ended June 30, 2004, we received € 26.1 million from the sale of investments (substantially all of which related to the sale of our Xfera investment), we used € 5.2 million borrowed from related parties to pay the deferred payment of the acquisition of the NMS Division of Metso, and we used cash of € 2.3 million to purchase equipment. Additionally, during the six months ended June 30, 2004, we collected € 23.0 million due from related parties that we primarily used to repay short-term debt. Additionally, in the six months ended June 30, 2003, we received € 8.0 million from Abengoa which was held in an escrow account as cash collateral associated with our Xfera investment.

        Net cash provided by investing activities in 2003 was € 19.9 million. This amount is related primarily to our acquisition of the NMS Division of Metso for € 35.7 million, including acquisition expenses of € 3.3 million and the deferred purchase price payment of € 5.2 million. The deferred purchase price was paid in January 2004. We financed this acquisition from various sources described in greater detail below. In addition, we received the € 49.7 million previously held in a cash collateral account related to our investment in Xfera. During 2003, we used € 1.1 million to purchase available-for-sale securities including our € 1.0 million investment in Viryanet. In 2003, we also incurred € 3.5 million of capital expenditures related to the build-out of our facilities and data centers. Additionally, we lent € 5.9 million in 2003 to related parties under our reciprocal credit agreement.

        Net cash used in investing activities in 2002 was € 93.1 million. This amount was mainly driven by our acquisition of our interests in Xfera, Telvent Housing, Telvent Portugal and Telvent Factory. In connection with our € 25.0 million investment in Xfera, we were initially required to deposit € 49.7 million in a cash collateral account in conjunction with guarantees for the then-existing future funding commitments for Xfera. As a result of the reorganization of Abengoa Group companies we acquired Telvent Housing, Telvent Portugal and Telvent Factory from Abengoa for a total amount of € 10.8 million. In 2002, we incurred a total of € 19.8 million of capital expenditures related to the building of our facilities and data centers. Additionally, we sold a total of € 1.2 million of equipment at book value to a party under common control. Accordingly, there was no gain or loss as a result of the transaction. During the year, we received € 11.1 million from related parties under our reciprocal credit agreement which was subsequently used to finance our capital expenditures.

              Financing Activities

	Six Months	Six Months	Year Ended	Year Ended
	Ended June 30,	Ended June 30,	December 31,	December 31,
	2004	2003	2003	2002

	(In thousands)		(In thousands)
Cash (used in) provided by financing activities	€ (46,422)	€7,817	€ (32,886)	€ 104,141

        Cash used in financing activities for the six months ended June 30, 2004 totalled € 46.4 million, compared with cash provided by financing activities of € 7.8 million for the six months ended June 30, 2003. During the six months ended June 30, 2004, we repaid € 27.9 million of debt owed to Abengoa incurred in connection with the acquisition of Xfera and repaid € 20.1 million of short-term debt incurred in connection with the acquisition of the NMS Division of Metso. In addition, during the six months ended June 30, 2004, we received € 1.7 million in proceeds of short-term debt. During the six months ended June 30, 2003, we incurred € 12.9 million in net short-term debt and long-term debt to partially finance the Metso acquisition. In the six months ended June 30, 2003, we paid for 80% of this acquisition, net of cash, and our investment in Xfera using proceeds from borrowings and available cash.

        Cash used in financing activities in 2003 totaled € 32.9 million. During this period, we repaid to Abengoa the entire € 49.7 million of cash collateral that had been held in escrow as security for guarantees made in relation to our investment in Xfera and also repaid € 25.0 million of amounts owing from our initial investment in Xfera. We received € 14.0 million from Abengoa as reflected in the amount due from related parties to repay a portion of short-term indebtedness that we incurred in connection with our acquisition of the NMS Division of Metso. We also received € 20.0 million from Abengoa to fund a potential equity investment in a business that we ultimately determined not to make. In 2003, we borrowed € 16.9 million mainly to complete the financing of the purchase price of the NMS Division of Metso and to finance other working capital requirements. These amounts were subsequently repaid to Abengoa in the first quarter of 2004. During 2003, we paid dividends of € 6.2 million.

        Cash provided by financing activities in 2002 totaled € 104.1 million. We received the majority of this amount through our reciprocal credit agreement with related parties. In particular € 25.0 million was provided by Abengoa in connection with our investment in Xfera, which we subsequently repaid to Abengoa in 2003. Additionally, we received € 49.7 million from Abengoa which was held in escrow for the financing of future funding commitments for Xfera. We received € 32.2 million from short-term debt used to finance our working capital requirements and long-term debt which we used to reduce amounts due to related parties. The long-term debt we received supported several lease-back agreements. Additionally, during 2002 we repaid € 15.4 million of our short-term debt reflecting a substantial portion of our working capital financing. During 2002, we paid dividends of € 8.4 million.

        Cash. Our cash at December 31, 2003 and December 31, 2002 was € 27.7 million and € 32.7 million, respectively. In addition, in 2002 we had € 49.7 million of restricted cash due to a cash collateral account we needed to maintain in connection with our Xfera investment. Our requirement to provide this cash collateral account was eliminated in July 2003, and so we had no such restricted cash at December 31, 2003. Our cash at June 30, 2004 was € 17.6 million, compared with € 11.8 million at June 30, 2003.

        As a corporate policy, we try to optimize working capital so that our projects are cash-flow positive over their life cycles. We achieve this result by factoring our receivables under agreements that we have with various financial institutions. We do not factor any of our North American receivables at this time, in part due to the pledge of receivables under Telvent Canada’s financing arrangements. With respect to those receivables we do factor, which includes substantially all of our Spanish receivables, we have entered into several accounts receivable factoring arrangements under which we recorded the accelerated receipt of € 51.9 million of cash for the year ended December 31, 2003 and € 44.4 million for the year ended December 31, 2002, and, for the six months ended June 30, 2004 and June 30, 2003, € 44.1 million and € 34.8 million, respectively, in each case in the aggregate on available trade account receivables. We sell, on a revolving and non-recourse basis, some of these trade account receivables. We account for these transactions as sales because we relinquish control of the pooled receivables. Accordingly, pooled receivables sold under these facilities are excluded from receivables on our balance sheet. We do not retain any beneficial interest in the sold pooled receivables. See Note 2 to our Consolidated Financial Statements.

              Credit Arrangements and Loan Facilities.

        The following discussion is a summary of our current credit arrangements and the material loan facilities of our subsidiaries.

        Abengoa Credit Arrangement. On April 20, 2004, we established a new bilateral credit arrangement with Abengoa which replaced the prior credit arrangements that we and our subsidiaries had with Abengoa. Under this new arrangement, we and Abengoa have agreed that we may borrow funds from or lend funds to each other, from time to time upon not less than one day’s notice, up to a maximum of € 45.0 million (or the equivalent amount in any other currency quoted in the Spanish currency market). Borrowings under this credit arrangement bear interest at EURIBOR, or LIBOR for borrowings other than in Euro, in either case plus 0.75% per year for a period not to exceed one year, with interest added to the outstanding balance. Each borrowing matures on the last date of the fiscal year in which such borrowing was made, without requiring any earlier payment of principal. This credit arrangement is optional and either we or Abengoa may elect not to make loans to the other. This arrangement has an initial term ending December 31, 2004, and renews for annual one-year terms until terminated by either party. Our indebtedness under this arrangement as of June 30, 2004 was € 1.9 million, after giving effect to the use of € 25.6 million of proceeds from our disposition of our Xfera investment, and € 43.1 million remained available to us as of this date. See “Capitalization.” We incur no costs and receive no payments under this arrangement unless and until we borrow or loan funds thereunder. The terms of our prior arrangements with members of the Abengoa Group were substantially the same as this arrangement except the prior arrangements involved many of our subsidiaries, were € 90.0 million in aggregate and created firm, and not optional, lending commitments from all involved parties.

        ABN Amro Loan Facility. We also participate in a loan facility with ABN Amro Bank under which Abengoa, certain subsidiaries of Abengoa and certain of our subsidiaries are borrowers and we and certain of our subsidiaries and certain other Abengoa subsidiaries are guarantors. The total amount of this credit facility is € 50.0 million. Of that overall maximum borrowing amount, our subsidiaries have a sub-limit of € 30.0 million, Abengoa has a sub-limit of € 20.0 million, and the other Abengoa subsidiaries collectively have a sub-limit of € 15.0 million. We may use that sub-limit for letters of credit, sureties, import financing, rebate financing, bank overdrafts (up to € 3.0 million), and guarantees; however, the availability of our € 30.0 million sub-limit is subject to the usage of this facility by other members of the Abengoa Group. The joint and several guarantee of our subsidiaries and us under this facility is limited to amounts borrowed by any of our subsidiaries under this facility, and does not extend to any amounts borrowed by any members of the Abengoa Group other than us. This facility provides for interest rates and fees as agreed to by the parties from time to time based on the type of credit extended by ABN Amro under the loan facility. This facility terminates upon notice by any of the parties. At December 31, 2003, € 13.0 million of our sub-limit was used in connection with our acquisition of the NMS Division of Metso and € 16.6 million was committed to other arrangements including performance bonds and bid bonds. The interest rate charged in 2003 for the € 13.0 million loan was the applicable LIBOR or EURIBOR rate plus 0.95%. We pay ABN Amro fees of 0.6% of the outstanding amount of bid bonds per year and 0.7% of the outstanding amount of performance bonds per year. As of June 30, 2004, the maximum amount of this facility to which we were assured access was € 1.7 million.

        Telvent Canada Ltd.: Telvent Canada Ltd. has two separate credit facilities with LaSalle Bank. Both facilities were obtained on May 2, 2003, in part to finance our acquisition, through Telvent Canada, of the NMS Division of Metso. Each of these facilities is secured by a first lien on all of the assets and capital stock of Telvent Canada and its wholly-owned subsidiary, Telvent USA. We refer to these facilities as Facility A and Facility B. Until Facility A and Facility B are repaid, Telvent Canada may not pay a dividend and we will be unable to factor any receivables of Telvent Canada or Telvent USA. See Note 14 to our Consolidated Financial Statements.

        At Telvent Canada’s option, interest on the facilities accrues using either LIBOR or Base Rate indices plus an applicable margin. This margin is determined based on a debt coverage ratio calculation, which is tested quarterly. The facilities are secured by a first lien on all of the assets and capital stock of Telvent Canada and its subsidiaries. The facilities are cross-collateralized and provide for cross-defaults. As of March 31, 2004, Telvent Canada was in breach of one of the quarterly covenant requirements in its credit facilities with LaSalle Bank. As of June 11, 2004 it received a waiver for the covenant breach as of March 31, 2004. The waiver also included a reduced covenant requirement as of June 30, 2004, which Telvent Canada satisfied. However, as of June 30, 2004, Telvent Canada would have been in breach of the original covenant, if applicable. As of September 30, 2004 the original covenant requirement will be applicable and will remain in place for the duration of the credit facility. We believe that it is not probable that Telvent Canada will fail to meet the covenant requirement at September 30, 2004 and at other measurement dates within the next 12 months. We have reached this conclusion based upon current budgets and forecasts. We continue to monitor and revise our internal forecasts periodically. Additional information regarding the facilities is set forth below:

        Facility A:

        Facility A is a secured revolving line of credit up to $8 million (or its equivalent in Canadian dollars), and may be used for working capital and general corporate purposes and for the issuance of letters of credit based on a monthly borrowing base formula that is determined as a percentage of eligible accounts receivable and inventory at Telvent Canada Ltd. Facility A provides for quarterly payments of interest and the payment of all outstanding principal on or before March 31, 2008. Telvent Canada’s ability to borrow under Facility A will be based on a monthly borrowing base formula determined as a percentage of eligible accounts receivable and inventory.

        As of June 30, 2004, $ 4.2 million was available and $ 3.8 million was outstanding under Facility A based on this formula.

        Facility B:

        Facility B is a secured delayed-draw term credit facility in the amount of $5.5 million (or its equivalent in Canadian dollars). The principal amount of outstanding loans in respect of Facility B shall be repaid in equal quarterly installments plus interest based on a five-year amortization schedule commencing on August 1, 2003 and expiring on or before March 31, 2008. Telvent Canada is required at the end of each fiscal year to allocate excess cash flow to the amounts outstanding under Facility B.

        Telvent Canada borrowed $ 3.4 million under Facility B in connection with the closing of the acquisition of the NMS Division of Metso on January 31, 2003 and borrowed the remaining $2.1 million under Facility B on January 31, 2004. As of June 30, 2004, $ 1.2 million was available under Facility B.

        Telvent Energía y Medio Ambiente, S.A.: Telvent Energía y Medio Ambiente borrowed € 3.6 million from Caja Madrid on October 25, 2001 for working capital requirements and other general corporate purposes. This loan matures on October 2008 and provides for repayment of principal in equal installments of € 152,000 plus payment of interest at the three-month EURIBOR rate plus 0.60%. As of June 30, 2004, the amount of outstanding principal plus accrued and unpaid interest was € 2.4 million.

        Telvent Housing: Telvent Housing has leaseback financings on the equipment and fixtures installed in our two Madrid facilities and our Barcelona facility. We lease each of these facilities under long-term leases. As of June 30, 2004, € 13.4 million was outstanding under these facilities. These facilities mature on various dates, ranging from May 30, 2006 to April 7, 2007. In addition to the installation leaseback facilities, Telvent Housing also obtained a loan from Fortis Bank on March 6, 2003 in the amount of € 10 million, which loan is secured by equipment and fixture assets. This loan matures on September 1, 2006, bears interest at the twelve-month EURIBOR rate plus 1.25% and provides for repayment in equal monthly installments of € 207,000 and a final payment at maturity of € 1.5 million. As of June 30, 2004, the amount of outstanding principal plus accrued interest under this loan was € 6.9 million. Abengoa is a guarantor of these facilities.

        In the ordinary course of business, we arrange for surety bonds, letters of credit and performance guarantees. Our performance guarantees are generally in the form of performance bonds to our customers. The bonds are for a fixed monetary amount and match the duration of the contract. We mitigate our risk by requiring our sub-contractors to provide similar bonds. In connection with some of our obligations, we currently depend on lines of credit established by Abengoa with third-party lenders. As of June 30, 2004, we had € 83.3 million of these obligations outstanding. We expect these facilities to continue to be available after the offering.

        Abengoa has outstanding a € 500.0 million credit facility that contains covenants and agreements that restrict it, and provides that it will prevent its subsidiaries (including us), from taking actions that have certain effects on financial covenants. In particular, the Abengoa credit facility provides for limitations on Abengoa’s ability on a consolidated basis to have net indebtedness. The facility, which expires in 2008, is guaranteed by various members of the Abengoa Group, including two of our subsidiaries. At the closing of this offering, these entities will no longer be guarantors of this loan facility.

Capital Resources

        We expect that our principal uses of funds for the next several years will include acquisitions, joint ventures, new product development, interest and principal payments on our indebtedness, net working capital increases and capital expenditures, including research and development activities. We intend to finance our growth objectives through cash generated by our business activities and proceeds we receive from this offering. Management believes available resources are sufficient to fund our business for the foreseeable future.

        We have made investments of € 5.8 million and € 11.3 million in research and development in 2002 and 2003, respectively. Our research and development spending was € 3.5 million during the six months ended June 30, 2004, compared with € 3.2 million during the six months ended June 30, 2003, and we expect that our research and development spending will be € 10.0 million in 2004. Our research and development expenses have increased in absolute terms since we acquired the NMS Division of Metso. However, as a result of this acquisition, we expect to realize synergies from a consolidation of our research and development activities and we expect our total 2004 research and development expenditures to be below our 2003 research and development expenses.

        Over the last two years we have spent, on average, between € 1.0 million to € 1.5 million on replacement-type capital expenditures. In 1999, we embarked on a project to build data centers in the Iberian Peninsula that required capital expenditures. The amount we spent in 2002 and 2003 was € 9.0 million and € 4.3 million, respectively.

        In the future, we may become involved in “Build-Operate-Transfer” projects if the trend toward outsourcing certain activities by our potential customers continues to evolve. In these transactions, we would be required to fund an equity investment in projects. These equity investments would increase our need for capital.

Contractual Obligations

        The following tables set forth our current ongoing contractual obligations and commercial commitments as of June 30, 2004 and December 31, 2003:

	As of June 30, 2004
	Payments Due by Period

		Less than			After 5
	Total	1 year	1-3 years	3-5 years	years

	(In thousands)
Contractual Obligations
Long-term debt	€ 29,003	€ 8,030	€ 17,535	€3,438	€ —
Capital lease obligations	2,584	1,240	1,344	—	—
Operating lease obligations	37,595	8,087	16,592	12,916	—
Other long-term liabilities	8,991	3,703	2,796	2,457	35

Total contractual obligations	€ 78,173	€ 21,060	€ 38,267	€18,811	€ 35

	As of December 31, 2003
	Payments Due by Period

		Less than			After 5
	Total	1 year	1-3 years	3-5 years	years

	(In thousands)
Contractual Obligations
Long-term debt	€ 34,617	€ 8,826	€ 19,835	€4,548	€ 1,408
Capital lease obligations	1,793	879	914	—	—
Operating lease obligations	41,620	8,051	16,412	17,157	—
Other long-term liabilities	9,754	9,754	—	—	—

Total contractual obligations	€ 87,784	€ 27,510	€ 37,161	€21,705	€ 1,408

        We have contractual obligations to make future payments on debt and lease agreements. Additionally, in the normal course of business, we enter into contractual arrangements where we commit to future purchases of services from unaffiliated and related parties, and request deposits from our customers. This table does not include our short-term debt.

        Long-term debt includes the total amount outstanding under long term financing arrangements and is more fully discussed in Note 14 to our Consolidated Financial Statements.

        Capital lease obligations include the amounts owed to third parties in connection with facilities, equipment and machinery acquired under capital. Operating lease obligations are more fully discussed in Note 17 to our Consolidated Financial Statements.

        Other long-term liabilities include the total amount outstanding under government loans, customer deposits and other payments due to suppliers and are more fully discussed in Note 15 to our Consolidated Financial Statements.

Off Balance-Sheet Arrangements

        We do not currently have any off-balance sheet transactions or investments in special-purpose entities whose purpose is to facilitate off-balance sheet transactions. Certain of our subsidiaries have guaranteed obligations of Abengoa, but these guarantees will be released on or before the completion of this offering. See “Relationship between Telvent and the Abengoa Group – Abengoa Loan Facility” and Note 17 to our Consolidated Financial Statements.

        We participate in certain joint venture arrangements in connection with our share of long-term service contracts. These arrangements are considered arising out of a variable interest in an unconsolidated entity in aordance with Financial Aounting Standards Board Interpretation No. 46, Consolidation of Variable Interest Entities, or FIN 46-R. See Note 7 to our Consolidated Financial Statements for a more detailed description of these joint ventures which we consolidate in aordance with FIN 46-R as of December 31, 2003. See also Note 3 to our Unaudited Condensed Consolidated Financial Statements for a description of the joint ventures which we have consolidated in aordance with FIN 46-R since January 1, 2004.

        We provide guarantees in the normal course of our business, including guarantees made to sub-contractors who provide services on our behalf for completed contracts, performance guarantees in association with long-term project bids, guarantees relating to one of our minority investments (which were assumed by another party when the investment was sold) and warranty guarantees. See Note 17 to our Consolidated Financial Statements for a more detailed description of these guarantees, including the duration and maximum potential payments arising under these arrangements.

Quantitative and Qualitative Disclosure of Market Risk

        Market risk is the risk of unexpected losses in earnings relating to our assets and liabilities from unfavorable changes in interest rates, foreign exchange rates and equity prices. The primary market risk we are exposed to is exchange rate risk associated with contracts denominated in currencies other than the Euro. We are also exposed to a lesser extent to interest rate risk from our interest-bearing assets and liabilities and equity price risk on our marketable equity investments.

Exchange Rate Risk

        The majority of our assets, liabilities, sales and costs are denominated in Euros. Our Spanish business enters into contracts where revenues and costs are denominated in other currencies, principally the U.S. Dollar. Our foreign subsidiaries also enter into contracts principally denominated in local currencies, the U.S. Dollar or the Euro that are managed against their functional currency or the Euro. At the present time, we generally hedge our currency risk on a project-specific basis only where our revenues and/or costs are denominated in currencies which differ from the functional currency of our contracting entity. We currently do not engage in currency translation hedging with respect to the Euro.

        We manage our foreign exchange exposures in accordance with our internal policies and guidelines. We manage the foreign currency exposure on an individual contract basis using foreign exchange contracts that generally have maturities of 3 months to 12 months and that mature when the forecasted revenues or expenses are anticipated to occur. The counterparties to these contracts are highly-rated financial institutions.

        Although these are economic hedges, in accordance with our financial statements prepared in accordance with U.S. GAAP, we record these contracts at fair value on our balance sheet, with related gains and losses recorded as earnings on our consolidated statement of operations, because these are our initial U.S. GAAP financial statements and we are not able to receive hedge accounting treatment for these economic hedges retroactively.

        The following tables provide quantitative information about our foreign exchange contracts by principal currency as of June 30, 2004, December 31, 2003 and December 31, 2002.

	As of June 30, 2004

	Positive Fair		Negative Fair
	Value	Notional Amount	Value	Notional Amount

	(In thousands)
Euro / U.S. Dollars versus:
U.S. Dollars	€ 1,265	€ 13,336	€815	€6,540
Japanese Yen	37	6	243	—
Brazilian Real	94	347	358	4,119
Mexican Pesos	46	2,913	85	3,970
Canadian Dollars	157	34,446	243	22,681

	€ 1,599	€ 51,048	€1,744	€37,310

	As of December 31, 2003

	Positive Fair		Negative Fair
	Value	Notional Value	Value	Notional Value

	(In thousands)
Euro / U.S. Dollars versus:
U.S. Dollars	€ 2,136	€ 23,662	€ 3,486	€ 19,741
Japanese Yen	325	5,814	369	6,806
Brazilian Reals	234	3,345	62	364
Mexican Pesos	121	10,657	—	—

	€ 2,816	€ 43,478	€ 3,917	€ 26,911

As of December 31, 2002

	Positive Fair		Negative Fair
	Value	Notional Value	Value	Notional Value

(In thousands)
Euro / U.S. Dollars versus:
U.S. Dollars	€ 2,920	€ 19,940	€ 2,495	€ 18,731
Brazilian Reals	240	2,867	—	—

	€ 3,160	€ 22,807	€ 2,495	€ 18,731

        The above table includes embedded derivatives that we bifurcate from certain long-term binding contracts denominated in a different currency to the functional or reporting currency of either party. Similar to freestanding derivatives, these are recorded at fair value within the balance sheet with related gains and losses recorded in earnings.

        As a result of our increase in sales in North America in 2003 due to the acquisition of the NMS Division of Metso, we were subject to greater exposure to fluctuations between the U.S. Dollar and the Euro. As the percentage of our U.S. Dollar-denominated revenues continues to increase as a percentage of our revenues, we expect this trend to continue.

Interest Rate Risk

        We are also exposed to interest rate risk from our interest-bearing debt obligations. The interest rate on these instruments is based on a rate of three-month or one-year EURIBOR, plus the applicable margins. We do not currently engage in any hedging of interest rate risk through the use of forward contracts, swaps or any other derivative instruments. We use interest rate caps to limit the impact of interest rate increases for some of our long-term debt obligations. We manage certain specific exposures using interest rate caps to limit the impact of interest rate increases. These contracts mature between 2006 and 2008. Our exposure is limited to the premiums paid to purchase the caps. Total premiums paid were € 71,500 and € 43,000 during the years ended December 31, 2003 and 2002, respectively, and no premiums were paid during the six-month periods ended June 30, 2004 and 2003.

        Details of the terms of our short-term and long-term debt are reflected in Note 13 and Notes 14 and 15 to our Consolidated Financial Statements, respectively.

Equity Price Risk

        We have a portfolio of marketable equity securities that is exposed to equity price risk. As of June 30, 2004, the fair value of these securities was € 2.0 million, reflecting gross unrealized gains of € 1.0 million before taxes. As of December 31, 2003, the fair value of our marketable equity securities was € 2.7 million, reflecting gross unrealized gains of € 1.6 million before taxes. As of December 31, 2002, we held no marketable equity securities.

Critical Accounting Policies and Estimates

        Our discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements for fiscal years 2002 and 2003 and for the six months ended June 30, 2003 and 2004, which, except as otherwise noted, have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We base our estimates on historical experience and on various other assumptions we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

        An understanding of our accounting policies for these items is critically important to understanding our consolidated financial statements. The following discussion provides more information regarding the estimates and assumptions used for these items in accordance with U.S. GAAP and should be read in conjunction with the notes to our consolidated financial statements.

        We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:

•	revenue recognition;

•	consolidation of variable interest entities;

•	valuation of financial investments and other-than-temporary impairment;

•	stock-based compensation; and

•	goodwill and intangible assets.

Revenue Recognition

        We provide services to our customers under contracts that contain various pricing mechanisms and other terms. These contracts generally fall into one of the following categories:

•	products and services solutions – which are typically long-term contracts (in excess of a year) and maintenance contracts in the Energy, Traffic, Transport and Environment sectors; and

•	managed services – which includes leasing arrangements, monthly fixed-rate contracts, fixed-rate hourly contracts, and research and development activities funded by government agencies and other third parties.

        Revenue is recognized when the following four basic criteria are met:

•	there is persuasive evidence that an arrangement exists;

•	delivery has occurred or services have been rendered;

•	the fee is fixed or determinable; and

•	collectibility is probable.

        For products and services solutions contracts, revenue is recognized in accordance with the provisions of Statement of Position No. 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts.” In general, SOP 81-1 requires the use of the percentage-of-completion method to recognize revenue and profit as our work progresses. We use the cost-to-cost method to measure our progress towards completion. This method relies on estimates of total expected costs or total expected hours to complete the construction service, which are compared to costs or hours incurred to date, to arrive at an estimate of how much revenue and profit has been earned to date.

        Because these estimates may require significant judgment, depending on the complexity and length of the services, the amount of revenues and profits that have been recognized to date are subject to revisions. If we do not accurately estimate the amount of costs or hours required or the scope of work to be performed, do not complete our projects within the planned periods of time, or do not satisfy our obligations under the contracts, then revenues and profits may be significantly and negatively affected and losses may need to be recognized. Revisions to revenue and profit estimates are reflected in income in the period in which the facts that give rise to the revision become known.

        For our managed services contracts, we recognize revenue earned on the leasing, maintenance, and monthly fixed-rate contracts on a straight-line basis over the term of the contract. For contract arrangements under which there is a fixed-rate per hour charge, we record income based on time incurred to date.

        Amounts received for research and development activities have been included in unearned income and are amortized into income in the period during which the services are performed and the revenue is earned.

        In contracts for both products and services solutions and managed services, we may bill the customer prior to performing the service, which would require us to record unearned income. In other contracts, we may perform the service prior to billing the customer, which would require us to record unbilled revenue.

Consolidation of variable interest entities

        Following the issuance of FIN 46 Consolidation of Variable Interest Entities, as revised in December 2003 by FIN 46-R, we consolidate certain joint venture arrangements or Union Temporal de Empresas

(“UTEs”) as described in Note 7 to our Consolidated Financial Statements and Note 3 to our Unaudited Condensed Consolidated Financial Statements. These joint ventures are variable interest entities as they have no equity and are operated through a management committee, comprised of equal representation from each of the venture partners, which makes decisions about the joint venture’s activities that have a significant effect on its success. Transfer restrictions in the agreements establish a de facto agency relationship between all venture partners. In accordance with FIN 46-R, we consolidate those joint ventures where we are the partner most closely associated with the joint venture.

        Determination of whether a de facto agency relationship exists between us and the other venturers because of transfer restrictions is based upon the facts and circumstances of each agreement and requires judgment to assess the substance of the restriction, and in particular whether or not the “restricted party” has the ability to realize or manage its economic interest in the UTE and the reasons and economic rationale behind the restrictions placed on that party. A different interpretation or assessment of the restriction may lead to a conclusion that a de facto agency relationship does not exist and may mean that certain UTEs would not need to be consolidated under FIN 46-R.

        Once we have determined that a de facto agency relationship does exists, further judgment is required to identify which party is the primary beneficiary. Under FIN 46-R, as the venturers in a UTE are exposed to a majority of the UTE’s expected losses and expected residual returns, one of the venturers must be deemed to be the primary beneficiary, and the party in the group that is most closely associated with the UTE will be deemed to be the beneficiary. This is based on an analysis of all relevant facts and circumstances, including the nature of the relationships between, and activities of, the parties involved. A different interpretation of these facts and circumstances or different assessment of who is most closely associated with the UTE could result in a conclusion that a different venturer is the primary beneficiary and in that case we would not consolidate that UTE.

Valuation of Financial Investments and Other-than-Temporary Impairment

        We regularly monitor all of our minority investments in other businesses (which are recognized in our financial statements as long-term investments) for changes in fair value and record impairment when we judge a decline in fair value to be other-than-temporary. An investment is considered impaired if its estimated fair value is less than its carrying value. When an investment appears to be impaired, we evaluate whether the impairment is other-than-temporary. An other-than-temporary decline in fair value is generally considered to have occurred if it is probable that the decline in value will not be recovered.

        When market quotations are not readily available because of the nature of the security or illiquid market conditions, we estimate the fair value based primarily on a review of the business conditions affecting the company in which we have invested and other external indications of value. Determining the fair value where there is little or no market liquidity is a subjective process involving significant management judgment because of inherent uncertainties related to the actual future performance of the entity in which we have made the investments. Changes in various assumptions used in our analyses can result in significant changes in valuation. We update our assumptions on an ongoing basis based on changes in market conditions.

        Determining whether a decline in fair value is other-than-temporary often involves estimating the outcome of future events and accordingly requires significant management judgment. We consider various factors, both subjective and objective, in determining whether we should recognize an other-than-temporary impairment charge. As a primary indicator of other-than-temporary impairment, we consider the duration and extent to which the fair value is less than our book value coupled with our intent and ability to hold the investment for a period of time sufficient to allow us to recover our investment. Our assessment of other-than-temporary impairment focuses primarily on specific factors, such as operational and financing cash flows, and business and financial outlook. We incorporate the impact of any credit enhancements in our assessment. Broader industry and sector performance indicators are also evaluated. Based on information available as of each balance sheet date, we determine if other-than-temporary impairment exists. New information or economic developments in the future could lead to additional impairment.

        If we believe that the impairment of a security or other investment is other-than-temporary, the amount is recognized as a realized loss and the carrying value of the investment is written down to fair value. Once we have recognized an other-than-temporary impairment, we do not adjust the carrying value of the investment for any subsequent increases in fair value.

        Specifically in our determination as to whether an other-than-temporary impairment existed in our investment in Xfera we looked at criteria such as:

•	The ability of Xfera to adjust its business plans to the changes in the market for UMTS services and the extent to which we deem those plans to be realistic.

•	Internal valuations that have been performed by Xfera.

•	The ability of Xfera to obtain vendor financing.

•	The valuation trends of quoted companies operating in the Spanish mobile telephony markets.

•	The transactions in the shares of Xfera among the consortium members and the extent to which these transactions would be representative of transactions at the same date between willing buyers and sellers in the market.

        A further discussion of the carrying value of our investment in Xfera as well as analysis of the development of the cost per share of our investment is included in Note 6 to our Consolidated Financial Statements.

Stock-Based Compensation

        Under a plan established by Abengoa, certain employees, including members of our management team, entered into agreements with Abengoa to buy our ordinary shares from Abengoa. These ordinary shares contained a put feature whose strike price was based on a formula. For ordinary shares sold prior to the year ended December 31, 2003, compensation expense was calculated based on the formula price at each balance sheet date. For ordinary shares sold to employees during 2003, compensation expense was calculated based on the fair value of our stock at the date of sale, which has been estimated based on the midpoint of the expected price range for a public share offering less a 15% discount. The allocation of a discount was due to the non-marketability of the shares as a result of the absence of a public market. See Note 20 to our Consolidated Financial Statements.

Goodwill and Intangible Assets

        Goodwill is tested for impairment at least annually and written down when impaired. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is generally determined using discounted cash flows, market multiples and market capitalization. Significant estimates used in the fair value methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples of the reportable unit. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our goodwill and intangible assets with an indefinite life. See Note 10 to our Consolidated Financial Statements.

        We recorded goodwill in relation to our acquisition of the NMS Division of Metso on January 31, 2003. We have selected December 31 as the date as of which we will perform our annual goodwill impairment tests. As of December 31, 2003, no impairment was recognized.

        We have also recorded intangible assets with finite lives in relation to our acquisition of the NMS Division of Metso. These comprise contract backlogs, software licenses, software technology and customer relationships. The value of these intangible assets was based on an independent valuation report. We are amortizing the intangible assets over their estimated useful lives which are two years for contract backlogs, four years for software licenses, five years for software technology and ten years for customer relationships. If our estimates of useful lives were to change, we would be required to aelerate the amortization charge recognized in earnings. We review the carrying value of our finite life intangibles for impairment loss when ever events or changes in circumstances indicate that the carrying value may not be recoverable. The recoverability assessment involves considerable estimates of future cash flows in association with recorded finite life intangibles. If these estimates or related assumptions change in the future, we may be required to record impairment charges for our finite life intangible assets. See Note 10 to our Consolidated Financial Statements.

BUSINESS

Overview

        We are an information technology company that provides value-added real-time products and services solutions to customers in targeted industrial sectors (Energy, Traffic, Transport and Environment) primarily in Spain, North America, Latin America (including Mexico) and China. These products and services solutions include systems integration, consulting services, design and engineering services, and software that enable our customers to more efficiently manage their operations and business processes.

        In 2003 we achieved revenues of € 257.7 million and income from operations of € 8.9 million. Net income declined in 2003 by 3.4% from € 4.7 million to € 4.5 million. Our 2003 results include eleven months of results of operations of this division, which we acquired as of January 31, 2003. This acquisition was the primary source of our 2003 revenue growth. During the first six months of 2004, we generated revenues of € 126.5 million, income from operations of € 5.6 million, and net income of € 3.6 million.

        Our business is organized in three primary ways — across sectors, IT solutions and geographies.

Sectors: We have developed distinctive skills in our targeted industrial sectors that share the following characteristics:

•	Mission-critical: Our solutions are specifically designed to address mission-critical functions in sectors that require real-time data gathering, interpretation and immediate response and decision making.

•	Extensive networks: From 5,000-mile pipelines to river basins to electricity transmission and distribution grids to interstate highways, our solutions monitor extensive networks where comprehensive data gathering and control is required to better control those networks and ensure their reliability.

•	Flow-based: Whether related to fluids, energy or traffic, we have broad experience in information applications that facilitate the organization and management of continuous flow along a defined path.

        We currently provide our solutions to customers in the Energy, Traffic, Transport and Environment sectors, all of which share these characteristics. The following chart provides a summary of the allocation of our core revenues among our sectors for the last two fiscal years.

	2003	2002

Energy	43.3%	36.0%
Traffic	32.6	39.2
Transport	8.5	9.0
Environment	7.1	7.0
Other	8.5	8.8

Total	100.0%	100.0%

Real-time IT Solutions: Our mission-critical real-time products and services solutions collect raw data at the field level, transform that data into operational information, and convert the operational information into business intelligence.

As an example, for a typical project in the Energy sector, we would provide a complete solution for the operation of an oil and gas pipeline network through:

•	remote terminal units (RTUs) that measure flow data and that transmit the data in a digital format through a telecommunication system;

•	OASyS, our supervisory, control and data acquisition (SCADA) and control system that monitors pipeline flow based on the data transmitted by the RTUs and assembles the data into operational information, such as volumetric data;

•	operational applications that use operating, safety, and cost data to notify a customer’s enterprise system of inventory, trend and cost-cutting information; and

•	business applications such as POLARIS that prepare data in a form that can interface with enterprise resource planning or accounting systems for invoicing, banking and real-time business decision-making.

        Our services and solutions can then be classified into four different complementary categories representing the four stages of converting field data into decision-making mission-critical information. We refer to these four categories collectively as the “hourglass.” This is illustrated in the diagram below.

TELVENT’S PORTFOLIO OF SOLUTIONS FOR THE

MANAGEMENT OF INFORMATION “UP THE HOURGLASS”

We believe that the “hourglass” shape depicts the market for the provision of our solutions in our targeted industry sectors because we believe fewer companies provide solutions for control systems and advanced operational applications in these sectors than provide solutions to capture field data or for business applications.

Specific Geographies: We currently focus on four geographic regions: Spain, North America, Latin America and China. We started operations in Spain over 40 years ago. While we continue to solidify and grow our presence in Spain, we have also developed a strong presence and expect to continue to grow in North America and Latin America. We also expect to increase our presence in China, which we have entered more recently.

•	Spain: Traffic and Transport represent our largest sectors in the Spanish market, where we have provided solutions to three of the four subway systems in Spain and intelligent traffic systems to numerous cities, including Madrid. We also have significant sales in Environment and in the Electricity unit of our Energy sector.

•	North America: We are a leader in the Oil & Gas unit of our Energy sector, based upon transmission pipeline mileage.

•	Latin America: We have a strong presence in Mexico and Brazil.

•	China: We have been able to build a position in the Energy, Traffic and Transport sectors that we believe will constitute a platform for future growth.

        The following chart illustrates an approximate breakdown of our core revenues by region for each of the last two fiscal years.

	2003	2002

Spain	56.6%	59.7%
Latin America	18.3	29.7
North America	11.7	0.2
China	4.4	3.9
Other	9.0	6.5

Total	100.0%	100.0%

Our Strengths

Growth and profitability. In 2003, we achieved revenues of € 257.7 million and income from operations of € 8.9 million, representing increases of 17.5% and 68.6%, respectively, from 2002 to 2003. Net income declined in 2003 by 3.4% from € 4.7 million to € 4.5 million. Our 2003 results include eleven months of results of operations of the former NMS Division of Metso, which we acquired as of January 31, 2003. This acquisition was the primary source of our 2003 revenue growth. For the six months ended June 30, 2004, we generated revenues of € 126.5 million and income from operations of € 5.6 million. Our revenues and income from operations increased 17.4% and 257.7%, respectively, from the six months ended June 30, 2003 to the six months ended June 30, 2004. This increase in revenues was primarily due to the consolidation of revenues from our temporary consortiums, increased business activity and revenues attributable to our ownership of the NMS Division of Metso for the entire six-month period ended June 30, 2004. Net income for the six months ended June 30, 2004 increased to € 3.6 million from € 0.5 million for the six months ended June 30, 2003.

        Our growth over the last decade has been characterized by a combination of organic and non-organic initiatives:

•	Consolidation of core sectors and geographies: We enhanced our position in Energy and Traffic in Spain and increased penetration of new products into our installed customer base.

•	Expansion of core sectors into new geographic markets: We focused on geographic markets where we believed in time we could secure a leadership position, such as Energy in Latin America and Traffic in China.

•	Entry in related new sectors: We developed distinctive solutions for Environment and Transport, building on our technology and research and development capabilities. In Environment, these solutions include our water management applications and weather information and decision support systems. In Transport, these solutions include our toll management and ticketing systems.

•	Successful integration of acquisitions: We successfully integrated the NMS Division of Metso into our organization after acquiring it in January 2003.

        In order to manage our rapid growth, we have and will continue to reinforce our operating and financial systems as well as introduce other advanced management processes to optimize performance and maximize cost savings. Other steps we have taken to manage that growth include dividing our organization into Product Centers, industry-specific Competency Centers, and local geographic Delivery Units.

Revenues visibility. We maintain a backlog, which represents the portion of our signed contracts for which performance is pending. The backlog results from our turnkey project execution contracts, which range from 12 to 18 months, and our multi-year maintenance and managed service contracts. We had a core revenues backlog of € 265.8 million as of December 31, 2003, compared with € 214.8 million as of December 31, 2002, which represents a 23.7% increase. 87.6% of our 2003 core revenues came from customers that were our customers in previous years. 20.0% of our 2003 core revenues came from multi-year maintenance and managed service contracts, which typically have terms ranging from three to five years. As of June 30, 2004, our core revenues backlog was € 330.4 million and 88.7% of our core revenues for the six months ended June 30, 2004 came from customers that were our existing customers in previous years.

Diversified blue chip customer base. Our customers include some of the largest energy companies in the United States, Canada, Spain, Mexico, Brazil and China, some of the largest Spanish and Latin American utilities, the traffic or transport authorities of some of the largest cities in Spain, North America, Latin America and China, and a number of government environmental entities in Spain and North America. Our long-standing relationships with many of our customers, some of which span more than 15 years, have allowed for the progressive introduction of new products and services to our installed customer base. A representative sample of blue chip customers for whom we have provided services during one or more of the past several years, together with the percentage of our core revenues represented by each of these customers during our 2003 fiscal year, includes the following within each sector:

•	Energy – Oil & Gas: ChevronTexaco (1.0%), Pemex (0.7%), Conoco Phillips (0.5%), PetroChina (0.5%) and Petrobras (0.2%).

•	Energy – Electricity: Electronorte (3.8%), Rio Light (0.7%), Red Electrica (0.6%), Iberdrola (0.6%), Federal Electricity Commission of Mexico (0.6%) and Endesa (0.6%).

•	Traffic: traffic authorities of Madrid (1.4%), Zhengzhou (1.1%), Belo Horizonte (0.7%), Barcelona (0.6%) and Guangzhou (0.2%).

•	Transport: Spanish national railways (2.4%), Tianjin metro (1.8%), Madrid metro (1.5%) various Spanish regional highway authorities (1.1%), NYC subway (0.6%) and Bilbao metro (0.2%).

•	Environment: Spanish Ministry of the Environment (1.9%), National Water Commission of Mexico (0.8%), East Bay (California) Municipal Utility District (0.3%) and South Florida Water Management District (0.2%).

Diversified geographic exposure. Spain represented 56.6% of our 2003 core revenues. Latin America and North America represented 18.3% and 11.7% of our 2003 core revenues, respectively. We have increased our presence in China in recent years. China accounted for approximately 4.4% of our 2003 core revenues. For the six months ended June 30, 2004, Spain, Latin America, North America and China represented 51.8%, 19.1%, 14.2%, and 2.5% of our core revenues, respectively. We believe this geographic diversification reduces our exposure to regional economic and political issues and provides us with a mix of stable and high-growth markets. We expect to further diversify our revenues among our core geographies in the future.

Distinctive proprietary technology. Through our research and development effort, we have developed proprietary products, including a supervisory control and information management system (OASyS), a dynamic network of industry-specific advanced applications (OASyS DNA), SimSuite Pipeline and POLARIS Revenue Accounting and Inventory Management (energy applications), advanced urban traffic management systems (ITACA), and data collection applications and devices (RTUs) for electricity transmission and distribution. Our research and development planning process is designed to ensure that new developments are aligned with our business strategy and with our customer needs and demands, which we believe increases the effectiveness of our research and development process. We have a dedicated research and development team of approximately 140 engineers and have made cumulative research and development investments over the last two fiscal years of € 17.1 million.

Flexible technology approach. We have developed a series of strategic alliances with other vendors that have allowed us to build on our integrated portfolio of proprietary and third-party solutions.

        Examples of this type of alliance include our agreement with ESRI as a preferred partner for geographical information systems in each of our sectors, our long-standing relationship with DMS Power Engineering Group for applications in the electrical distribution operational applications space and our alliance with Echelon Corporation for device networking technologies. These alliances are comprised of preferred partnership, exclusive distribution, software license and value-added reseller agreements.

Global solutions delivered locally. Our operational model has allowed us to leverage our sector expertise in the geographies in which we operate and to build a competitive advantage over less sophisticated local integrators and large but less technologically flexible global suppliers.

        We are organized and operated in a manner that allows us to combine local customer knowledge with deep functional and technical expertise. Our operations are based on the following three levels:

•	Our Geographical Delivery Units house customer-centric local teams to serve customers in a specific geography. These units are based in the United States (Houston and Baltimore), Canada (Calgary), Mexico (Mexico City), Spain (Madrid and Seville), Brazil (Sao Paulo and Rio de Janeiro) and China (Beijing).

•	Our industry-specific Competency Centers are responsible for the development of complete solutions by integrating our products, third-party products and services for each sector in which we operate. Our Competency Centers are located in Calgary (Oil & Gas), Seville (Electricity and Environment), Madrid (Traffic) and Bilbao (Transport) and include sector specialists that integrate proprietary technology and third-party products.

•	Our Product Centers, located in our facilities in Calgary, Madrid, Seville and Bilbao, execute our research and development strategy.

Experienced international management team. Our leadership team has extensive industry experience with a long track record of working for us. On average, our executive officers have more than 15 years of industry experience in our targeted geographies. The composition of our management reflects the geographies in which we operate.

Proven internal management process and systems. We operate with rigorous management and risk control systems. We have implemented these systems as a result of our parent company, Abengoa, being a public company in Spain. These systems are based upon a company-wide set of management policies and risk control practices, centered on the following:

•	A firm-wide set of ten standard policies covering the following key management topics, which is an integral component of our business culture:

•	minimum contract requirements;

•	financial and currency exchange management;

•	management of legal matters;

•	risk analysis and insurance management;

•	quality control and environmental management;

•	computer resource specifications;

•	general and administrative expense procedures;

•	consolidation, auditing and management of tax issues;

•	management information systems; and

•	corporate identity and communication.

•	Monthly profit and loss reporting at the project level, and contract guidelines that establish minimum margin and positive cash flow targets for each project; and

•	Strong risk control practices, including an internal audit department that reports quarterly to the Audit Committee of our board of directors.

Relationship with Abengoa. We benefit from our relationship with Abengoa in a number of ways. In particular, it enables us to identify cross-selling opportunities and gain market intelligence by maintaining close contact with the other companies in the Abengoa Group.

Our Market Opportunity

        We expect that, in general, our target geographic markets will grow in the near term, primarily driven by the following trends:

•	Increased infrastructure spending in our key sectors: We anticipate that increased security concerns, recent service failures, such as electricity blackouts, and economic recovery will drive infrastructure investments, especially in the U.S. and Latin America.

•	Infrastructure development in China: Expected GDP growth rates of approximately 8% in China over the next several years will require substantial infrastructure investment. We expect projected investments in China in electrical capacity, oil & gas (approximately 6,000 new miles of pipelines by 2010) and transportation (approximately 16,000 new miles of toll highways by 2015) to boost performance and consequently spending in several of our core sectors. Due to our recent successes in China, we believe we are well-positioned to participate in a portion of this growth.

•	Demand for new information technology products and services: We believe that our Energy and Transport customers are increasingly looking to outsource real-time solutions, and we believe this trend will open up new markets.

        We expect these trends also to be supported by continuing GDP growth in each of our core geographies of Spain, North America, Latin America and China.

Our Growth Strategy

        Our goal is to sustain revenue growth and increase profit margins by shifting product mix toward our higher value-added applications. From 2001 to 2003, we developed or acquired new higher value-added products (such as OASyS DNA and POLARIS), which we have already deployed to customer projects. In the future, we expect the sales of these products to represent a higher portion of our overall revenues. We price our solutions based upon the level of the technology and service support required, with a recognition of the importance of these solutions to our customers’ enterprise systems. For higher value-added applications, our solutions are priced on a business-value basis, taking into account the benefits we provide to our customers through our knowledge of their businesses as well as the competitive market. For lower value-added applications, pricing is typically based on volume and ability to supply the solutions. The remainder of our fixed-price contracts are priced on cost-plus basis. We also will continue the implementation of several cost-saving initiatives at the corporate and operational levels and we anticipate that we will realize these cost savings in the next several years. These initiatives include the integration of support functions for our subsidiaries such as accounting and administration. Additionally, we have identified opportunities for further growth by making substantial investments both in acquisitions and proprietary product developments. Our near-term growth objectives are to:

•	Develop or consolidate a leadership position in our current geographies for our core sectors and develop ways to expand our capabilities to serve new sectors;

•	Complete a fully integrated offering of solutions in our core sectors; and

•	Capture sector-specific real-time process outsourcing opportunities.

        Develop or consolidate a leadership position in current geographies for our core sectors and develop ways to expand our capabilities to serve new sectors: We expect to solidify our position and continue to grow organically in Spain and Latin America, strengthen our presence in North America and attempt to capture growth opportunities in China due to expected increases in infrastructure investment. We will also consider acquisition opportunities in selected sectors, primarily in North America.

•	Organic growth in Spain and Latin America: Leverage our current position to capture further growth coming from continued infrastructure development;

•	Strengthen presence in North America: Continue increasing our penetration of our current customer base in electricity by leveraging an improved product portfolio and entering the Traffic and Transport markets by leveraging our international expertise and track record;

•	Capture growth in China: Expand our presence with large Chinese oil companies, extend our electricity business to new regions and develop further the opportunity in Traffic and Transport through our own resources and our strategic alliances; and

•	Consider acquisition opportunities: In order to accelerate our expansion, we are evaluating acquisitions, primarily in the Traffic and Transport sectors, and, in North America, in the Electricity sector.

Recently, we purchased 100% of the shares of ICX Sistemas, S.A. for € 1.8 million and we purchased the western region business unit of Xwave Solutions Inc. for € 1.6 million. ICX Sistemas is engaged in the development of applications and services for health care information systems. We expect to leverage this strength in offering solutions for public health management systems. Xwave specializes in customized information technology solutions, particularly in the oil and gas market.

        During the last two years, we have taken several steps to consolidate our position in current geographies of our core sectors. The most relevant actions include:

•	Creating new internal teams for our sectors in certain geographies with growth potential;

•	Capturing and creating cross-selling opportunities by leveraging our market position and local resources;

•	Extending our commercial network of agents and hiring dedicated local sales forces; and

•	Analyzing selected acquisition opportunities and alliances.

        Complete a fully integrated offering of solutions in our core sectors: We currently offer Energy – Oil & Gas and Traffic customers integrated solutions that link field data collection with their enterprise information technology systems. We will concentrate on increasing the range of our product portfolio for our other sectors with applications such as workforce management, geographic information systems, customer information systems and asset management solutions. We will seek to achieve this objective through three different initiatives:

•	Research and Development: Use our Product Centers to complete our array of solutions for Electricity and Transport customers;

•	Alliances: Reinforce our network of alliances, such as ESRI (geographic information systems) or Echelon Corporation (device networking technologies), which will increase our distinctiveness as a preferred value-adding partner of these leading technologies in relevant applications; and

•	Acquisitions: Make selective acquisitions to gain control of distinctive technologies in the Electricity and, potentially, the Environment sectors.

        Capture sector-specific real-time process outsourcing opportunities: Our third growth objective is to capitalize on the trend of many of our customers to outsource more of their sector-specific process operations to third-party service providers. This trend has already appeared in our Transport and Energy sectors.

SECTOR OVERVIEW

Energy

Oil & Gas

        For our Energy – Oil & Gas customers, we provide complete solutions that address the capture of field data, control systems, advanced operational applications and business applications. The unit is based in our Calgary competency center, and currently conducts business in Spain, North America, Latin America and China.

        Oil & Gas has traditionally been a core market for us. After establishing a strong presence in Spain, we expanded our Oil & Gas activities through our alliance with, and January 2003 acquisition of, the NMS Division of Metso.

Strengths. Our product offerings in the Oil & Gas unit reflect the following competitive strengths:

•	Market leadership: We are a market leader in pipeline transport and distribution solutions in North America based upon transmission pipeline mileage, where we compete directly with global players like Siemens AG, Honeywell International Inc. and Emerson Electric Co.

•	Distinctive customer base: Our solutions are used by our customers to control approximately 60% of the oil and gas transmission pipeline capacity in North America. We maintain long-standing relationships with many of these customers and have developed or implemented new solutions to address customer needs.

•	Integrated complete solution: We offer integrated products and services solutions in Oil & Gas, including the OASyS Oil & Gas management suites, SimSuite for pipeline control and leak detection and POLARIS for revenue accounting. Additionally, we believe the recent introduction of new RTUs will enhance our product offering in this sector. Also, we believe growing security concerns should enhance demand for our applications in this sector as we believe our applications have comparatively strong security features.

Products. Our main products include:

•	LMS. LMS is a real-time operations software system for liquid pipelines that includes a number of flexible, high-performance modules that meet a variety of real-time operational needs. These modules include metering and ticketing, tank management, leak detection, pump statistics and data validation.

•	SimSuite Pipeline. SimSuite is a technologically-advanced transient pipeline simulation system, with a variety of on-line real-time and off-line simulation applications. On-line real-time applications include batch tracking, leak detection and virtual telemetry. Off-line applications include engineering and design analysis, operational planning and control center operator training and evaluation.

•	POLARIS. POLARIS Liquids and POLARIS Gas provide a comprehensive commercial accounting solution, which integrates ticketing, production volume accounting, revenue accounting, billing and customer reporting. This solution allows our customers to increase their business efficiency, in part by allowing them to conduct business in a web-based secure environment accessible by employees, customers and partners, irrespective of the source of the input data, thus minimizing entry and manual processes. POLARIS runs on both UNIX and Windows platforms and uses Oracle®, Microsoft SQL Server® or Sybase® as its data repository.

•	Gas Suite. Gas Suite is a comprehensive software solution that integrates operations, measurement and commercial processes such as flow measurement, inventory management, historical data collection, historical data processing and operations applications.

•	Real Time Gas. Our Real Time Gas monitoring suite complements our OASyS SCADA system with tools to operate a pipeline safely and efficiently through real-time calculation and monitoring of line pack, storage and compressor performance.

•	Gas Day Operations. Our Gas Day Operations (GDO) application enables operations and planning personnel to generate, monitor, and revise current and predicted load for gas pipeline distribution.

•	Gas Measurement Applications. The Gas Measurement Applications (GMAS) modules of our Gas Suite provide a comprehensive gas measurement, data collection, aggregation, validation and processing solution.

•	OASyS. OASyS is a supervisory control and real-time information system platform that permits the addition of multiple applications that are linked through standard interfaces.

Growth strategy. We have two primary Oil & Gas priorities:

•	Maintain our current leadership position in North America and Latin America. We plan to maintain this position by leveraging our large installed customer base to introduce newly-developed enterprise applications such as DNA, GMAS, POLARIS and SimSuite. We have already been successful in progressively introducing our full range of products to several of our long-standing customers, including Duke Energy, ChevronTexaco and Edison Gas.

•	Significantly increase our share of the Chinese market. The most attractive opportunity for us in China lies in the transport and distribution segments of the market, where approximately 5,600 miles of transport pipeline network are planned to be built through 2010, and approximately 100 million more residential customers are projected to be served by 2010. To expand our presence in China, we will leverage our existing local resources and our relationship with our current value-added reseller, Open Systems Control, which has approximately 25 engineers. We have an exclusive agreement for the Energy sector with Open Systems Control, through which it provides services both as an agent for commercial activity and market intelligence and as a value-added reseller.

Electricity

        For our Energy – Electricity customers, we provide complete solutions, including field data, control systems, advanced operational applications and business applications. The unit is based in our Seville competency center and currently conducts business in Spain, North America and Latin America.

        Our Electricity business was built around a technologically-advanced product portfolio and the development of long-standing relationships with key utilities in Spain, Mexico and Brazil. The acquisition of the NMS Division of Metso provided us with a significant installed customer base in the U.S. and sales and distribution capabilities in the North American market. In addition, we are establishing a presence in the Chinese market, in cooperation with our local value-added reseller. In this sector, our competitors include Indra, General Electric and Affiliated Computer Services, Inc.

Strengths. Our product offerings in the Electricity unit reflect the following competitive strengths:

•	Customer platforms in Spain, Latin America and North America. We have strong relationships with many of the largest electric utilities of Spain, Brazil and Mexico, and we have a significant installed customer base in North America.

•	Strong portfolio solutions provide a platform for developing business applications. Our Electricity unit’s offering of products and services solutions is especially strong in the areas of field data capture, control systems and operational applications for transmission and distribution. We believe further potential for expanding our offering of solutions exists in the area of business applications.

Products. Our main products include:

•	Distribution Management Systems. Our Distribution Management Systems, or DMS, applications track network conditions and permit testing of different operational scenarios within a simulated environment. The simulation mode facilitates short-circuit analysis and energy loss minimization and tests different network configurations. DMS also includes an application for short-term load forecasting and a training simulator.

•	Integrated Control Systems. We provide electric utility customers with master control station communication technologies to enable remote control of network facilities for every aspect of the Electricity business:

•	Distribution: Substation and feeder networks.

•	Transmission: Substations.

•	Generation: Substantially all types of power plants.

        These solutions are built around RTU products that are typically connected with our integrated control systems.

Growth strategy. Our primary Electricity priorities are to:

•	Continue growth in Spain and Latin America. We expect continued growth in Spain and Latin America as a result of our customers’ continued investments in renovation and replacement of existing equipment and expected investments in new infrastructure development.

•	Increase our presence in North America. We expect continued investment in renovation and replacement of equipment, increases in existing security levels and upgrades of current systems to address new product and service demand. We anticipate increasing our presence by introducing our North American customers to new products tested in Spain and Latin America.

•	Strengthen our position in China. We have completed several distribution projects in China. We plan to extend our coverage of distribution systems through our commercial network of agents already in place for the Energy – Oil & Gas unit and Traffic.

•	Capture the market opportunity for higher value-added complete solutions and real-time process outsourcing. We intend to complete our product offerings in Electricity by adding applications that establish a link with corporate IT systems. We will focus on developing or implementing the following applications: enterprise integration platform, workflow and workforce management, geographical information systems, asset management and customer information systems. To achieve this, we will rely on internal research and development capability and the development of strategic partnerships, including our recent alliance with ESRI. Additionally, we expect to target acquisitions of specialized players with complementary product portfolios. We will also evaluate options to enter the sector-specific managed services business, focusing on low capital-intensive data management processes, such as meter reading or SCADA, and DMS operation management.

Traffic

        Our Traffic solutions are focused on minimizing urban congestion and maximizing interurban road capacity. Our products and services solutions cover traffic management systems, incident detection, intersection controllers and city access management systems. The Traffic sector is based in our Madrid competency center, and its business has historically been focused in Spain, with recent expansion to Latin America and China. In this sector, our competitors include Peek Traffic Corporation, Sice and Etra.

        Our Traffic sector reported core revenues of € 87.3 million in 2003, representing 32.6% of our core revenues. Spain represented 71.8% of this core revenue, with Latin America and China representing the remainder. During the first six months of 2004, our Traffic sector reported core revenues of € 26.7 million, representing 26.9% of our core revenues for the period.

Strengths. Our product solutions in Traffic reflect the following strengths:

•	Ability to transfer expertise to new geographies. We believe we are a leader in the Traffic sector in Spain. In Latin America, we have undertaken traffic management projects in Sao Paolo, Brazil;

Rosario, Argentina and Santo Domingo, Dominican Republic. In China, we have undertaken urban and interurban traffic projects, including large projects in Beijing and Shandong.

•	Strong portfolio of integrated product solutions. We provide an integrated complete solution to our Traffic customers, with applications ranging from RMY controllers to capture field data, ITACA to provide an advanced operational application control system and geographical information systems, and an enforcement processing system at the advanced applications level.

Products. Our Traffic management systems include:

•	ITACA: intelligent system for urban traffic control;

•	RedEye: red-light detection system;

•	RMY: controller to capture and process traffic data;

•	Odyssey: intelligent traffic control, highway and city access management system; and

•	Sicotie: tunnel management and control system.

Growth strategy. We have three primary Traffic priorities:

•	Continue growth in Spain and Latin America. Continued growth will require us to leverage our current position to develop the urban and interurban traffic management business in Mexico and Brazil and to capture incremental growth in the Spanish traffic market.

•	Execute growth strategy in North America. The North American market represents a key opportunity for the future development of our traffic business. In order to enter this market, we intend to exploit our international experience and track record to pursue initial projects. We also expect to evaluate developing alliances and making selective acquisitions.

•	Extend presence in China. In order to execute our growth strategy in China, we will rely on the expansion of our existing commercial agent network, which currently consists of a permanent office in Beijing and four third-party agents that cover 10 of the largest Chinese cities (Beijing, Liaoning, Shandong, Henan, Hubei, Hunan, Guangdong, Guangzhou, Yunnan and Gansu), by extending the agent model to other cities in China having at least three million residents. We selected these agents based on their experience, reputation and contacts in this target market and we compensate them on a commission basis based upon the total contract amount. Furthermore, we will continue to pursue projects funded by international agencies such as the World Bank.

Transport

        Our Transport solutions include ticketing systems for railways and public transportation systems, automated toll solutions for highways, and access control and payment systems for parking. The unit is based in our Bilbao competency center. In this sector, our competitors include Indra, Logica CMG, Q-Free ASA, Cubic Corporation, and Transdyn.

        Our Transport sector reported core revenues of € 22.9 million in 2003, representing 8.5% of our core revenues. Activity in Spain represented 94.3% of these core revenues. During the first six months of 2004, our Transport sector reported core revenues of € 7.3 million, representing 7.3% of our core revenues for the period.

        Our growth in recent years has been fueled by our development of new ticketing systems for public transport services, with significant new projects in Madrid for the Madrid metro and the Spanish national railway authority, in Bilbao for the Bilbao metro and in Tianjin, China for the Tianjin Binhai Mass Transit Development Authority.

        We also provide solutions for naval transport through a joint venture with Indra and Izar, in which we hold a 50% interest.

Strengths. Our product solutions in Transport reflect the following strengths:

•	Strong presence in the Spanish market. We have assisted several customers in Spain in implementing their recent advanced infrastructure projects.

•	Comprehensive product range. We offer an innovative portfolio of solutions, including dynamic lane toll systems and unified ticketing solutions, and we are developing other solutions that we will be able to introduce in the future.

Products. Within the Transport sector, we offer advanced solutions for railway traffic controls, toll management, ticketing, automatic vehicle identification, video surveillance, navigation systems and maritime training simulators. Our proprietary toll system products include dynamic lanes, antennae and tags for highway tolls. Our proprietary ticketing products include unified ticketing and vending machine ticketing.

•	Highway fare collection and back office:

•	SmartTOLL: an intelligent system for toll management and control for concession motorways, tunnels and bridges.

•	VidiToll: digital video system.

•	ClearingToll: clearing system for collection and management systems in tolls.

•	AVC: automatic vehicle classification system.

•	Ticketing systems:

•	MobiFast: management and control system for ticket sales and cancellations for travelers in railway stations.

•	ValTick: Transport ticket sales and cancellation management and control system for bus terminals.

•	ClearingTrans: clearing systems for ticket sales and cancellation systems in buses.

Growth strategy. Our primary Transport priorities are to:

•	Maintain growth in Spain. We expect overall market growth will be driven by new concessions from the Spanish railway infrastructure regulatory authority, construction of new light railway lines in Alicante, Malaga and Seville and extension of subway networks in Barcelona, Bilbao, Madrid and Valencia. We expect to capture this growth in part through the continued deployment of our MobiFast and ValTick proprietary products. We hope to capture additional railway and subway projects by leveraging our proven track record in Spain.

•	Capture opportunities in China. In China, the National Highway System is projected to comprise a total of 22,000 miles of toll highways by 2015, compared to 6,000 miles in 2000. We expect Chinese authorities to adopt latest-generation technologies, which we address with a complete range of electronic toll systems. In ticketing, we expect the build-up of subway and light railway networks in Beijing and other large cities to provide an opportunity to leverage our geographic presence and our existing traffic and toll projects. We are currently taking part in subway contests and have obtained our first ticketing contract in China.

•	Enter the North American transport market. We intend to leverage our technology, the expertise we have developed in Spain and our existing commercial platform in the U.S. to develop our North American transport business. In addition, we will explore acquisitions or alliances to enhance our distribution capabilities.

•	Capture real-time process outsourcing opportunities. We intend to pursue real-time process outsourcing opportunities. Some of these may involve our facilitating a portion of the financing of specific projects and charging a fee for our services in exchange for operating certain elements of a project such as toll and ticketing systems over a period of time in connection with “Build-Operate-Transfer” projects.

Environment

        Our Environment solutions include all our activities related to meteorology, water and wastewater management. This unit is based in the Seville competency center and currently conducts its business in Spain, North America and Latin America.

        The Environment sector reported € 19.0 million of core revenues in 2003, representing 7.1% of our core revenues. Activity in Spain represented 55.7% of this core revenue. Activity in North America and Latin America represented 29.0% of this core revenue and the remainder relates to internationally-funded projects in other geographies. During the first six months of 2004, our Environment sector reported € 11.5 million of core revenues, representing 11.6% of our core revenues for the period.

        Our Environment business was developed around our proprietary technical expertise in meteorology and the extension of our existing products to the water and wastewater market. We achieved critical mass through a long-standing relationship with Spain’s Ministry of the Environment, National Meteorology Institute, and Airport Authority, and we have more recently expanded this sector through initial projects in Latin America and the development of our water business in North America. In this sector, our competitors include Almos Systems BV, Vaisala oyj, Indra and Transdyn.

Strengths. Our product solutions in Environment reflect the following strengths:

•	Leadership in the Spanish market: We believe we are a market leader in Spain as we provide solutions to most of the major Spanish airports and have a strong customer base of government entities, including Spain’s Ministry of the Environment and the National Meteorology Institute;

•	Strong and growing position in North America and Latin America: We continue to expand our customer base of local utilities and airports in North America and Latin America.

•	Comprehensive product solutions. We offer comprehensive products and services solutions for water systems and strong offerings in meteorology control systems.

Products. Within this sector, our solutions focus on water management and meteorology applications.

•	Water Management. We offer customized water management applications to manage IT relating to the water cycle.

•	Meteorology Network: measures, in real time, parameters affecting water management relating to de-icing and precipitation;

•	Flood Warning System: helps to actively manage environmental information concerning a flood event; and

•	Watershed Management Optimization: balances aspects of river basin ecology and economic water management such as water quality and water resource allocation.

•	Meteorology Solutions. We offer solutions for aeronautical meteorology and weather information systems. We also offer solutions for surface meteorological observation, integrating components required by these systems in one product.

•	Telvent AWS: weather observation systems for agriculture, aeronautical, roads and highway applications;

•	Weather Decision Support System: provides a solution for making short-term predictions and warnings and allows non-meteorologist customers to make decisions to reduce dangers due to adverse weather events; and

•	Telvent Weather Information System: manages environmental information collected and used by meteorological forecasting organizations and institutions.

Growth strategy. Our primary Environment priorities are to:

•	Maintain growth in Spain. We will pursue opportunities to upgrade the existing systems of our customers and increase our offering of higher value-added applications such as workforce management systems and geographical information systems.

•	Increase presence in North America. We will seek to expand our presence with our current customer base and focus our expansion in the sunbelt states and in the East Coast.

Other

        In addition to our targeted market sectors described above, a small percentage of our business historically has been derived from testing new business opportunities that we believe satisfy two requirements:

•	the potential to become a core sector in the future; and

•	the ability to provide access to technologies or services that can be applied in current sectors (or complement our research and development efforts).

        Our current portfolio includes opportunities in the public administration and health care sectors, including our recent acquisition of ICX Sistemas. In addition, we generate other revenues from opportunities we pursue in the management of mission-critical infrastructures and applications and through our data center capabilities in Madrid, Barcelona, Seville and Lisbon. We do not consider these operations to be central to our business and growth strategy going forward, but we have no present plans to discontinue them. We derived core revenues of € 22.7 million from these operations in 2003, which represented 8.8% of our 2003 core revenues. During the first six months of 2004, these operations reported core revenues of € 10.7 million, representing 10.7% of our core revenues for the period.

Research and Development

        Constant Investment. Our research and development planning process ensures that our research and development investments are aligned with our long-term strategic and business objectives and responds to our customers’ needs.

        Product and Competency Centers. Our research and development activity is based in Calgary (SCADA and Oil & Gas applications), Madrid (Traffic applications), Seville (RTU and Electricity applications) and Bilbao (payment systems), where we have a total of approximately 140 engineers.

        Successful Track Record. Our research and development function has developed products including the OASyS SCADA system for our Oil & Gas customers, RTUs for electric distribution and, most recently, the MobiFast advanced payment system for the Transport sector.

Strategic Investments

        From time to time our affiliate, Telvent Investments, may make strategic minority investments that we believe may provide us with access to emerging technologies critical to our business. Under certain circumstances, we may consider making strategic minority investments in the future, although we presently do not intend to do so. We have made minority investments in the past and recently have divested all of such investments to Telvent Investments.

Our History

        Since the incorporation in 1963 of Sainco, now known as Telvent Energía y Medio Ambiente S.A., we have been able to establish long-standing relationships with our Energy and Traffic customers and increase our penetration and progressively introduce new ranges of products and services solutions. Some of the principal events since Sainco’s incorporation have been the following:

•	1963: Incorporation of Sainco.

•	1977: Entry into Traffic sector.

•	1978: Entry into Environment sector.

•	1986: Entry into Transport sector.

•	1988: Start of our international expansion to Latin America with completion of Energy projects in Mexico.

•	1993: Award of first Traffic sector projects in China.

•	1996: Start of our operations in Brazil.

•	2000: Our incorporation as a holding company for the information technology businesses of Abengoa.

•	2001: Initial sale by Abengoa of our ordinary shares to management.

•	2001: Disposition to Abengoa of Abentel Telecomunicaciones, S.A., which provided telecommunication network construction services.

•	2002: Acquisition from Abengoa of Telvent Housing and Telvent Portugal, which provide data warehousing and monitoring services and solutions.

•	2003: Acquisition of the NMS Division of Metso in North America.

•	2003: Adopted the Telvent brand name throughout our business operations.

Our Relationship with the Abengoa Group

        For several years, we have operated largely as an independent subsidiary of Abengoa, with our own premises and offices in our core countries and an independent management and sales force.

        We believe we benefit from our relationship with Abengoa in three primary ways:

•	It enables us to identify cross-selling opportunities and gain market intelligence by maintaining close contact with the other companies in the Abengoa Group;

•	We receive support from Abengoa in some administrative areas (such as legal, tax, human resources administration, and project guarantees) pursuant to service agreements; and

•	We have a € 45 million bilateral credit arrangement with Abengoa through which we may borrow from or lend money to Abengoa on terms and pricing that we believe are favorable to us. This credit arrangement is at the option of each of Abengoa and us.

We expect to continue to benefit from our relationship with Abengoa. We believe that currently Abengoa expects to maintain a significant ownership interest in us.

Sales and Marketing

        Our sales and marketing department is responsible for product management, account management, sales administration and corporate marketing communication. By working closely with our account management team, our product management team analyzes and identifies product and technology trends in our target markets and works closely with our research and development group to develop new products, product enhancements and product capabilities as demanded by our customers.

        Our services are predominantly sold by our direct sales force. Our sales support group works closely with our sales force to provide them with sales tools, technical training and on-going logistical support to facilitate their sales and support efforts. Our corporate marketing communication group is responsible for our marketing programs, including corporate and product branding, trade shows, press releases and interviews, speaker engagements, training and technology seminars, print advertising and sales and marketing materials.

        Our sales and marketing workforce is located in Spain, North America, Latin America and China. We also rely upon our alliance partner, Open Systems Control, to market our products and services solutions in China.

Intellectual Property and Proprietary Rights

        We rely on trademark and copyright law, trade secret protection and confidentiality and/or license agreements with our employees, customers, partners and others to protect our intellectual property rights. We generally pursue the registration of our trademarks in all of our geographies, where practicable, and we seek to protect our marks against similar and confusing marks of third parties. We do not possess any patents or registered copyrights, but we do have registered marks and applications pending for registered marks, including “Telvent,” in North America and the European Union. “Telvent” is a registered community mark in the European Union.

Employees

        We had the following number of employees as of the dates and in the functional areas specified in the following table.

	As of December 31,

	2003	2002	2001

Sales and marketing	197	173	152
Research, development and innovation	140	85	81
Management and administration	252	198	186
Engineering and integration	1,527	1,188	1,138

Total employees	2,116	1,644	1,557

        Our employees were located in the following countries as of the dates specified in the following table:

	As of December 31,

	2003	2002	2001

Spain	1,465	1,430	1,240
North America	437	—	—
Latin America	182	183	287
China	32	31	30

Total employees	2,116	1,644	1,557

        A significant portion of this growth in the number of employees from 2002 to 2003 arose from employees added in connection with our acquisition of the NMS Division of Metso. From time to time, we employ independent contractors to support our research and development and marketing departments. Other than approximately 25 employees who are subject to Spanish worker representation regulations, none of our personnel is represented under collective bargaining agreements. We consider our relations with our employees to be good.

Facilities

        Our principal executive offices are located in Madrid, under a lease that expires in 2011. We categorize our other facilities as Delivery Units, Competency Centers or Product Centers.

        Delivery Units. Our Delivery Units are geographic and customer focused and are located in Houston, Texas; Calgary, Canada; Madrid, Spain; Barcelona, Spain; and Seville, Spain; Mexico City, Mexico; Beijing, China; and Rio de Janeiro, Brazil.

        Competency Centers. Our Competency Centers focus on providing solutions to our target sectors and are located in Seville, Spain (Energy – Electricity and Environment); Calgary, Canada (Energy – Oil & Gas); Madrid, Spain (Traffic); and Bilbao, Spain (Transport).

        Product Centers. Our Product Centers focus on product-specific applications and are located in Calgary, Canada (OASyS); Baltimore, Maryland (SimSuite); Houston, Texas; and Seville, Spain (RTU); Bilbao, Spain (Mobismart).

        In addition, we have data centers in Madrid, Barcelona, Seville, and Lisbon.

        As of June 30, 2004, we had facilities in more than 20 locations in Spain, North America, Latin America and China, all of which we lease. As detailed in the table below, our leases cover approximately 59,946 square meters (645,254 square feet) of office space (including the Madrid facility) and have expiration dates ranging from one to 10 years. In addition, we also lease approximately 33,468 square meters (approximately 360,246 square feet) of data room space. Upon expiration of our leases, we do not anticipate any significant difficulty in obtaining renewals or alternative space. We believe that our current facilities are suitable and adequate for our business.

Table of Facilities

	Square Meters	Square Feet
Location	(approx.)	(approx.)

Madrid, Spain	46,793	503,675
Seville, Spain	10,000	107,639
United States and Canada	13,743	147,928
Lisbon, Portugal	5,396	58,082
Mexico	1,521	16,372
Brazil and Argentina	800	8,611
China	1,000	10,766
Other Locations	14,161	152,427

Totals	93,414	1,005,500

        We have commitments related to facilities, office space and equipment under non-cancelable operating leases and fixed maintenance agreements ranging from one to six years.

Legal Proceedings

        We are subject to lawsuits from time to time, including lawsuits that we have relating to our acquisitions. There are no material legal proceedings pending or, to our knowledge, threatened, against us. For a description of proceedings regarding Xfera that affect Abengoa and our chairman and chief executive officer, see “Relationship Between Telvent and the Abengoa Group.”

Subsidiaries

        The following chart shows the name and country of organization of, and our percentage ownership in, each of our significant subsidiaries.

	Country of	Percentage
Name of Subsidiary	Organization	Ownership

Telvent Energía y Medio Ambiente, S.A.	Spain	100%
Telvent Tráfico y Transporte, S.A.	Spain	100%
Telvent Brasil S.A.	Brazil	100%
Telvent México S.A. de C.V.	Mexico	100%
Telvent Canada Ltd.	Canada	100%
Telvent U.S.A. Inc.	U.S.A.	100%
Telvent Interactiva, S.A.	Spain	100%
Telvent Outsourcing, S.A.	Spain	100%
Telvent Housing, S.A.	Spain	100%

MANAGEMENT

Directors and Executive Officers

        The following table sets forth information for our current directors and executive officers. The address for our directors and executive officers is c/o Telvent GIT, S.A., Valgrande, 6, 28108 Alcobendas, Madrid, Spain.

			Expiration
Name	Age	Position	of Director Term

Manuel Sánchez	41	Director, Chairman and Chief Executive Officer	2007
HRH Carlos de Borbón	66	Director	2008
Miguel Cuenca	56	Director	2005
Eduard Punset	67	Director	2005
Javier Salas	56	Director	2005
José B. Terceiro	61	Director	2005
Cándido Velázquez- Gaztelu	68	Director	2005
José Ignacio del Barrio	42	Vice President Business and Corporate Development
Ana María Plaza	37	Chief Financial Officer
Larry Stack	52	Chief Technology Officer
David Jardine	61	Vice President North America
Dai Yue	40	Vice President – China
Luis Rancé	62	Vice President – Mexico
Marcio Leonardo	52	Vice President – Brazil
José Montoya	58	Vice President – Traffic & Transport
Philip Goulet	52	Vice President – Oil & Gas
Ignacio González-Domínguez	37	Vice President – Electricity & Environment

        Manuel Sánchez – Director since January 2002, Chairman and Chief Executive Officer. Mr. Sánchez joined Telvent in 1989 as a software engineer. In 1995, he became Telvent México’s General Manager. In 2000, he was promoted to the position of General Manager of Telvent Energía y Medio Ambiente, a subsidiary of Telvent. In 2001, Mr. Sánchez was named our Chief Executive Officer. Mr. Sánchez is also Chairman of GIRH, Abengoa’s human resources outsourcing subsidiary, since 2002. Mr. Sánchez was appointed as our Chairman in April 2004. He is also one of two joint directors of each of Telvent Investments, which is the Abengoa entity to which we have transferred our ownership interest in our minority investments, and Telvent Corporation, which is our majority shareholder. He holds a degree in Industrial Engineering from ICAI Madrid and a degree in business administration (IPADE, Mexico). He also serves as a director of Viryanet.

        His Royal Highness Carlos de Borbón – Dos Sicilias y Borbón Parma – Director since January 2003. His Royal Highness has served as a board member of several companies, including CEPSA (a Spanish fuel company), and Iberpistas (the Spanish tollway operator). He also sponsors and presides over various foundations including Banesto, San Benito de Alcántara (the Spanish Nature Conservation Foundation) and the Foundation for the Protection of the Environment. At present, he is the President of the Patronage of the Navy Museum and President of the Spanish Nobleman Association. HRH Carlos de Borbón earned a law degree from Complutense University (Madrid, Spain).

        Miguel Cuenca – Director since November 2000. Mr. Cuenca was Secretary of the National Industry Institute (INI) from 1985 until 1993. INI is the Spanish state-owned holding company that holds all of the shares in governmental entities and state-owned companies in Spain. He also has been a Member of the Economic and Social Council of the European Union (1990-1992) and Vice-President of Iberia Airlines of Spain (1993-1995). Currently, he is President of the Innovation and Technology Wood Managing Commission

Foundation and is a contributor to several newspapers and TV programs. Mr. Cuenca has a law degree from Complutense University (Madrid, Spain), and an MBA from IESE (Barcelona, Spain).

        Eduard Punset – Director since November 2000; Member of the Audit Committee. Mr. Punset has written several books and co-authored others about the impact of technology on business growth. At present, he is a professor for several institutions and manages REDES, a television program about scientific publications. He is chairman of Agencia Planetaria (a multimedia science production company). He is also the Deputy Director of Economic and Financial Studies for the Banco Hispano Americano and from 1980 to 1981 he was Spain’s Minister for Relations with the European Union. Mr. Punset has a law degree from the University of Madrid, and received degrees in Monetary Economy at l’Ecole de Hautes Etudes of the Sorbonne and a Master of Sciences from London University.

        Javier Salas – Director since November 2000; Chairman of the Audit Committee. Mr. Salas was General Manager of Corporate Management at INI from 1988 until 1990 and was later promoted to President. He was Chairman of Iberia Airlines of Spain from 1993-1995. At present, he is a board member and member of the administration council of several companies including GED Iberian Private Equity SGERC (private equity), Gate Skate SGERC, GED Capital Development, S.A. (venture capital), and Optimiza Gestión Integral de Flotas, S.A. He is also a member of the Advisory Committee of the Banco Privado Portugues (banking and financial services) and Axioma, Inc. He serves as the President of the Environment and Companies Foundation and is a director of Saga Servicios Financieros (banking and financial services). Mr. Salas has been president of the Professional Cleanliness Company since 2001. Mr. Salas has an economics degree from University of Málaga, Spain.

        José B. Terceiro – Director since November 2000; Member of the Audit Committee. Mr. Terceiro is a professor of Applied Economics at Complutense University (Madrid, Spain). Mr. Terceiro is Chairman of the Board of Advisers of Abengoa, S.A. and Bioetonal Galicia, S.A. and is a board member of the Prisa Group, Abengoa, Union Fenosa, Iberia Airlines of Spain and Aberdeen International Fund. He held several Spanish government offices, including Undersecretary of the Cabinet Office, General Director for Libraries and Books, the National Education Advisor and Vice-President of the Center for Constitutional Studies. He is a member of the Economic and Social Council of Spain. In addition, Mr. Terceiro has also been a professor at other universities in Spain and abroad, including Complutense University (Madrid, Spain) and the Universidad de La Havana, and developed the program of the North-American Universities for the University of Madrid. From 1983 until 1999, Mr. Terceiro was the advisor of the Academic Board of the Royal College Complutense at Harvard.

        Cándido Velázquez-Gaztelu – Director since November 2000. Mr. Velázquez-Gaztelu was Chairman of Tabacalera S.A. from 1973 to 1988 and was Chairman of Telefónica, S.A. (the main Spanish telephone company) from 1989 to 1996. Currently, he is an advisory board member of Abengoa and Accenture (management and technology consulting) and is a board member of Adolfo Domínguez (clothing design and manufacturing), Wisdom Lux (an entertainment company), Zenith Media (media planning and buying agency) and Worldbest Cigars. He is also president of the Spanish Autism Confederation. Mr. Velázquez-Gaztelu graduated from Granada University in Law and Social Studies and holds an MBA from IESE (Barcelona, Spain).

        José Ignacio del Barrio – General Manager of Telvent, Vice President Business and Corporate Development. Mr. del Barrio is responsible for business development at Telvent and has worked for Abengoa and Telvent for the last 16 years. Mr. del Barrio started his career in Telvent as a Project Manager for large-scale strategic projects in Africa and Latin America in the Communications Division and was later promoted to Director of the International Department. In 1993, he was named Telvent Mexico’s General Manager. After three years in Mexico, he took the position of Sales and Marketing Director of Telvent Energy and Environment and in 1998 he was named Managing Director of the Communications Division. In 2001, he was named Telvent’s General Manager, where he founded and held executive positions in Telvent Housing, Telvent Datahouse and Telvent Interactiva. Mr. del Barrio is also one of two joint directors of each of Telvent Investments, which is the Abengoa entity to which we have transferred our ownership interest in our minority investments, and Telvent Corporation, which is our majority shareholder. Mr. del Barrio graduated with a degree in Telecommunications Engineering from UPM (Madrid, Spain), and holds a degree from the Business Administration Program from IESE (Barcelona, Spain).

        Ana María Plaza – Chief Financial Officer. Ms. Plaza joined Telvent in 1999 as its Financial Controller and Internal Audit Manager and became CFO in 2001. From September 2003 to April 2004, she held the position of Audit and Consolidation Director in Abengoa. Prior to joining Telvent, Ms. Plaza spent four years at the Audit and Consolidation Corporate Department of Abengoa. She also worked for PricewaterhouseCoopers from 1991 to 1995. Ms. Plaza holds an MA in Economics from Cordoba University and an Executive MBA from IESE (Madrid, Spain).

        Larry Stack – Chief Technology Officer and Telvent North America Vice President, Marketing and Technology. As Chief Technology Officer, Mr. Stack is responsible for global coordination of product research, technology development and product management on a global level and strategic marketing activities of Telvent North America. Beginning in 1986 at Valmet (later known as Metso Automation), a leading international automation company, Mr. Stack held various project, research and development management and executive positions for 15 years. Mr. Stack graduated Electronics Engineering Technology (Honors) from the Southern Alberta Institute of Technology.

        David Jardine – President and Chairman of Telvent North America. Mr. Jardine has led the Calgary based-unit, which we acquired in 2003, since 1987. Previously, he was Vice President of Westronic Inc., which manufactured automation products for the electric utility market and was subsequently sold to GE Power Systems. Mr. Jardine received a degree in Electrical Engineering from the University of Manitoba and holds an MBA from the Haskayne School of the University of Calgary.

        Dai Yue – Vice President — China. Mr. Dai joined us in July 2002. Previously, he spent thirteen years as Chief Representative in China and Director of Project for MQM, S.A. and two years in IBG Group as General Manager where he specialized in industrial projects in China, including petrochemical, machine tools, defense, energy, water and waste treatment. Mr. Dai holds an MS in communications and a Master’s degree in Spanish culture from Beijing Foreign Study University of China.

        Luis Rancé – Vice President — Mexico. Mr. Rancé joined Telvent in 1990 at the time of incorporation of our Mexican subsidiary. Prior to joining us, he spent five years running his own energy management systems business. Before that, he spent 24 years with the main power utilities in México: Luz y Fuerza del Centro (LYF) and Comisión Federal de Electricidad (CFE), both government utilities, where he held various executive operations positions. Mr. Rancé has a B.S. degree in electrical and mechanical engineering from Universidad Autónoma de México (UNAM), and a Master’s degree in Power Systems from Pennsylvania State University.

        Marcio Leonardo – Vice President — Brazil. Mr. Leonardo has held his current position since 2001. Prior to joining us, he spent 17 years managing his own engineering company, which was a supplier to the industrial automation market in Brazil. Mr. Leonardo was also Professor of the Electrical Department of the Catholic University of Minas Gerais and he held different board positions at the Brazilian Electrical and Electronic Industry Association. He holds a B.S. degree in electrical and electronic engineering from the Federal University of Minas Gerais and a specialization degree in industrial electronics from the Catholic University of Minas Gerais.

        José Montoya – Vice President — Traffic and Transport. Mr. Montoya has held his current position since 1989. Currently, he is a member of the board of directors for several of our subsidiaries. He is also the Vice-Chairman of the Spanish Traffic Organization (PEMTRA); Vice-President of the Spanish Road Association and a member of the Road Safety National Council, to which he was appointed by the Department of the Interior of Spain. Mr. Montoya graduated in engineering from the Universidad Politécnica de Linares and also holds an MBA from IESE (Madrid, Spain).

        Philip Goulet – Vice President — Oil & Gas. In addition to being Vice President — Oil & Gas, Mr. Goulet leads the Telvent North America energy business. He joined the company in 1981, and his most recent prior position before being put in charge of the North American energy business was as Vice President of Customer Solutions. Mr. Goulet graduated with a degree in Electrical Engineering from Southern Alberta Institute of Technology, Calgary, Canada.

        Ignacio González-Domínguez – Vice President — Energy and Electricity. Mr. González-Domínguez joined us in 1990 as a Project Engineer participating in key control systems projects. From 1995 to 1998, he worked as an engineer and Project Manager for the Electrical Sector. In 1998, he was promoted to the position of International Proposals Department Manager, until 1999 when he was named Telvent Mexico’s General Manager. In 2002, he was named General Manager of Telvent Energy and Environment. Mr. González-Domínguez holds an honors degree in Industrial Engineering, with a specialization in electricity, from Seville University and an MBA from San Telmo’s Institute (Seville).

Board of Directors

        Under Spanish law, the board of directors of a Spanish corporation is responsible for management, administration and representation in all matters concerning our business, subject to the provisions of the by-laws and resolutions adopted at general shareholders’ meetings by a majority vote of the shareholders. Although we are not required to have a majority of our board consist of independent members under applicable Nasdaq listing standards because we are a “controlled company” pursuant to those standards, we will endeavor to appoint a majority of the members of the board of directors from outside of our company. Three of our seven current directors (Messrs. Cuenca, Punset and Salas) are independent under applicable Nasdaq listing standards.

        Directors are elected by our shareholders to serve five-year terms. A director may be re-elected to serve for an unlimited number of terms. If a director does not serve out his or her entire term, the board of directors may fill the vacancy by appointing a shareholder as a replacement director to serve until the next general shareholders’ meeting, when the appointment may be ratified or a new director to fill the vacancy is elected or replaced. A director may resign or be removed (with or without cause) from office by a majority vote of the shareholders at the general shareholders’ meeting. As a result of these five-year terms, not all of our directors will be elected each year, and in some years none of our directors will stand for election.

        Under Spanish law, the board of directors may delegate its powers to an executive committee or other delegated committee or to one or more executive officers, unless the shareholders’ meeting has specifically delegated certain powers to the board and have not approved the board’s delegation to others. We have not established an executive committee, but may do so in the future. Spanish corporate law provides that resolutions appointing an executive committee or any executive officer or authorizing the permanent delegation of all, or part of, the board’s power require a two-thirds majority of the members of the board of directors. Certain powers provided in Spanish corporate law may not be delegated, including the drafting of the financial statements and its proposal for approval by the shareholders’ meeting, disapproval of which would prohibit the filing of the company’s annual accounts in the Mercantile Registry of Madrid.

Committees of the Board

        Following is a brief description of our audit committee and a brief description of our planned nominating committee and compensation committee.

        Audit Committee

        Our Audit Committee, which we established in January 2003, reports to the board regarding the appointment of our independent public accountants, the scope and results of our annual audits, compliance with our accounting and financial policies and management’s procedures and policies relative to the adequacy of our internal accounting controls. At this time, our Audit Committee is responsible for the oversight of our relationship with Abengoa, including the approval of the terms and conditions of transactions between Abengoa and us. The members of the Audit Committee are Messrs. Salas, Punset and Terceiro. Messrs. Salas and Punset are independent in accordance with Nasdaq’s listing standards and the independence requirements of the SEC. Under applicable Nasdaq listing standards, we are not required to have a fully-independent Audit Committee for one year. Within one year, we expect that all of our audit committee members will be independent as required by Nasdaq and SEC independence requirements. The chairman and financial expert of the Audit Committee is Mr. Salas. Under Spanish law, shareholders have the authority to approve the engagement of the auditors for an initial period of at least three years up a maximum of nine years. Our shareholders have approved the renewal of the appointment of our auditors for a one-year period to end in 2005, renewable thereafter for annual periods.

        Nominating and Compensation Committees

        We expect to establish a Nominating Committee and a Compensation Committee within one year from the closing of the offering. The Nominating Committee will be responsible for nominating directors and establishing criteria for selecting and evaluating board members and management. The Compensation Committee will be responsible for reviewing the performance and establishing the compensation of the chief executive officer and our other senior executive officers. We expect that the members of each of these committees will be independent in accordance with Nasdaq’s independence requirements for such committees.

The Sarbanes-Oxley Act of 2002 and Nasdaq Listing Standards

        The Sarbanes-Oxley Act of 2002, as well as related new rules subsequently implemented by the SEC, require foreign private issuers, including us, to comply with various corporate governance practices. In addition, Nasdaq has recently adopted amendments to its requirements for its listed companies. We intend to take all actions necessary for us to maintain compliance with the applicable corporate governance requirements of the Sarbanes-Oxley Act, the rules adopted by the Securities and Exchange Commission and the listing standards of Nasdaq.

        We have received exemptions from the Nasdaq listing standards that require the solicitation of proxies and that a quorum at a shareholders’ meeting constitute at least 33 1/3% of the outstanding shares of the company’s voting stock. See “Description of Ordinary Shares — Attendance and Voting at Shareholders’ Meetings” and “Where You Can Find More Information.”

Board Compensation

        We anticipate that we will pay each of our directors who is not our employee an annual director’s fee of € 18,000, which our board may change from time to time.

Executive Compensation

        For the year ended December 31, 2003, the total amount of compensation (including salary and bonus) we paid to our eleven executive officers was € 1.7 million. Our directors, excluding our chief executive officer, received compensation from us of € 100,000 in 2003.

        We have not set aside or accrued any amounts to provide pension, retirement or similar benefits for our directors because our directors are not entitled to any of these benefits.

Certain Transactions and Relations

        During 2003, Mr. Terceiro received director fees in the amount of € 44,000 for his work as a director of Abengoa, S.A. and Mr. Velázquez-Gaztelu received fees in the amount of € 72,121 for services rendered to Abengoa as a consultant.

Stock Compensation Plan

        Under a plan established by Abengoa, certain of our employees, including members of our management team, entered into agreements with Abengoa to buy our ordinary shares from Abengoa. Such purchases were financed using bank loans guaranteed by Abengoa and the ordinary shares that are not subject to the overallotment option are pledged as collateral to the respective lender. In addition, the selected employees and Abengoa entered into call option agreements for our ordinary shares. According to this agreement, Abengoa, in certain circumstances (including certain events of non-continuation of employment), is entitled to buy back the employee’s shares at a price equal to the amount paid by the employee plus the interest on the loan guaranteed by Abengoa in favor of the employee.

        The ordinary shares sold under the stock purchase plan contained certain performance and vesting features. There are two different vesting schedules depending on when the ordinary shares were acquired. Under one schedule, 15% of the shares vest on the earlier of the third anniversary of their acquisition or an initial public offering of our shares and 85% on the fifth anniversary. Under the other schedule, 15% vest on the earlier of the third anniversary of their acquisition or an initial public offering of our shares, 35% of the shares vest on the fifth anniversary of the purchase and 50% of the shares vest on seventh anniversary of the purchase. Under these vesting features, 15.0% of the ordinary shares sold vested in 2004, 17.0% of the ordinary shares sold will vest in 2006, and 68.0% of the ordinary shares sold will vest in 2008.

        Participating employees were required to enter into a non-competition agreement with us for a period of five years from the date of the purchase agreement. Mr. Sánchez has purchased 370,000 shares under this plan and the rest of our senior management team has purchased an additional 766,800 shares. As noted above, Abengoa guaranteed the bank loans used by our senior management team to purchase our shares from Abengoa, but we did not arrange either the loan or the guarantee; therefore, we do not believe the loans or Abengoa’s guarantees are prohibited loans under the Sarbanes-Oxley Act of 2002.

        We do not believe Abengoa will enter into any further such agreements regarding our ordinary shares.

RELATIONSHIP BETWEEN TELVENT AND THE ABENGOA GROUP

Abengoa Group Overview

        The Abengoa Group is comprised of a set of diversified industrial and technology companies that provide solutions for sustainable development, the information and knowledge society, and the creation of infrastructures. The Abengoa Group provides these solutions through four business units:

•	Bioenergy;

•	Environmental services;

•	Engineering and industrial construction; and

•	Information technology.

        Telvent, along with Telvent Investments, comprises Abengoa’s information technology business unit. Abengoa, through Telvent Corporation and Siema, owns 91.0% of our ordinary shares prior to completion of this offering and will own 63.4% of our ordinary shares upon completion of this offering. We do not have an ownership interest in Telvent Investments. Since our inception, our results of operations have been fully consolidated by Abengoa. Abengoa is a public company headquartered in Seville, Spain and its shares are listed on the Madrid Stock Exchange.

Our Role in the Abengoa Group

        We generally operate our business independently from Abengoa’s other businesses. For instance, we do not have the same executive officers as Abengoa, S.A., and we maintain our own sales force and lease our own premises and offices in all of our core geographies.

        Our position within the Abengoa Group provides us with significant benefits. Historically, Abengoa has enabled us to pursue larger contracts by providing us with corporate guarantees of our performance obligations backed by its larger balance sheet and access to lines of credit with third parties. Abengoa also guarantees our leaseback facilities. As many of Abengoa’s customers purchase the kind of services that we offer, we have also benefited from cross-selling opportunities with Abengoa’s customers. Abengoa further assists us by sharing market intelligence with us. In addition, Abengoa provides us with legal and other administrative services which we do not believe we could obtain on our own on more favorable terms and conditions. Our Audit Committee is responsible for the oversight of our relationship with Abengoa, including the approval of the terms and conditions of transactions between Abengoa and us. See “Risk Factors — As our contracts with Abengoa were negotiated between parties under common control, it is possible we may have been able to obtain better terms from third parties or may not be able to replace them with equally favorable arrangements.”

Services and Supplies Provided by Abengoa to Us

        We have entered into a number of service agreements with Abengoa for the provision of professional services to assist, improve and support us with the expansion of our activities. These services include:

•	cash pooling arrangement;

•	financial management;

•	institutional support with international multilateral financing organizations;

•	institutional commercial assistance;

•	tax and legal advisory services;

•	centralized asset management;

•	support in providing official global credit rating;

•	assistance with auditing and consolidation services under Spanish GAAP;

•	provision of guarantees and endorsements;

•	negotiation and optimization of global corporate insurance policies;

•	internal publicity and corporate image;

•	human resources services; and

•	other support services.

        The agreements have been entered into separately between Abengoa and certain of our subsidiaries. Each agreement has a one-year term and is extended annually unless terminated within 30 days prior to its expiration by either party. We may reduce the level of services we request under these agreements. Each agreement provides that either party may terminate the agreement if the other party does not fulfill its obligations. None of the agreements may be assigned without the prior written consent of the other party. The total amounts of the services provided by Abengoa under the services agreements were € 2.1 million in 2002, € 2.4 million in 2003 and € 1.4 million in the first six months of 2004.

        We also have entered into a service agreement with Gestión Integral de Recursos Humanos, S.A., or GIRH, a subsidiary of Abengoa. This agreement provides us with services for personnel management, recruiting and hiring personnel, human resources development, employment relationships and occupational safety. This agreement was entered into in 2003, with a one-year renewable term. We recorded expenses under this agreement of € 1.3 million in 2003 and € 0.6 million in the first six months of 2004. Our chairman and chief executive officer, Manuel Sánchez, is also the chairman of GIRH.

        In addition to the services agreements, we purchase a variety of supplies from Abengoa and its subsidiaries, which primarily consist of production, assembly and engineering of electronic and control boards and mechanical installation services. Our purchases of supplies from Abengoa and its subsidiaries totaled € 11.5 million in 2002, € 4.4 million in 2003, and € 3.3 million in the first six months of 2004. We believe these purchases were on at least as favorable terms and conditions as we could have obtained from third-party suppliers. We also lease our Seville facility from a member of the Abengoa Group. Our lease expenses in 2002 and 2003 from this lease arrangement totaled € 0.4 million per year. In the first six months of 2004, our lease expense from this arrangement was € 0.2 million.

        Our total expense amounts recorded in favor of Abengoa were € 14.0 million in 2002, € 9.0 million in 2003 (including € 0.5 million in interest expense) and € 5.9 million in the first six months of 2004 (including € 0.4 million in interest expense).

Services Provided by Us to Abengoa

        During 2002 and 2003, we recognized core revenues and payments for services of € 9.0 million and € 15.9 million, respectively, from services that we and our subsidiaries provided to Abengoa primarily for the provision of communications, IT and related services. During the first six months of 2004, we recognized core revenues of € 6.3 million from services we and our subsidiaries provided to Abengoa. The largest of these agreements involve our subsidiary, Telvent Outsourcing, which has agreements with Abengoa that generally provide for one-year terms and are renewable annually. In 2002 and 2003, the revenues from these agreements amounted to € 3.1 million and € 7.9 million, respectively.

Credit Arrangements with Abengoa, S.A.

        As of June 30, 2004, we had borrowed € 1.9 million under our credit arrangement with Abengoa and € 43.1 million remained available to us as of that date. We and certain of our subsidiaries were parties to reciprocal credit arrangements with Abengoa and other entities in the Abengoa Group, which were replaced by the arrangement described below.

        On April 20, 2004, we established a new bilateral credit arrangement with Abengoa which replaced the prior credit arrangements that we and our subsidiaries had with Abengoa. Under this new arrangement, we and Abengoa have agreed that we may borrow funds from or lend funds to each other, from time to time upon not less than one day’s notice, up to a maximum of € 45.0 million (or the equivalent amount in any other currency quoted in the Spanish currency market). Borrowings under this credit arrangement bear interest at EURIBOR, or LIBOR for borrowings other than in Euro, in either case plus 0.75% per year for a period not to exceed one year, with interest added to the outstanding balance. Each borrowing matures on the last date of the fiscal year in which such borrowing was made, without requiring any earlier payment of principal. This credit arrangement is optional and either we or Abengoa may elect not to make loans to the other. This arrangement has an initial term ending December 31, 2004, and renews for annual one-year terms until terminated by either party. Our indebtedness under this arrangement as of June 30, 2004 was € 1.9 million, after giving effect to the use of € 25.6 million of proceeds from our disposition of our Xfera investment. See “Capitalization.” We incur no costs and receive no payments under this arrangement unless and until we borrow or loan funds thereunder. The terms of our prior arrangements with members of the Abengoa Group were substantially the same as this arrangement except the prior arrangements involved many of our subsidiaries, were € 90.0 million in aggregate and created firm, and not optional, lending commitments from all involved parties.

        We also participate in a loan facility with ABN Amro Bank under which Abengoa, certain subsidiaries of Abengoa and certain of our subsidiaries are the borrowers and we and certain of our subsidiaries and certain other Abengoa subsidiaries are guarantors. The total amount of this credit facility is € 50.0 million. Of that overall maximum borrowing amount, our subsidiaries have a sub-limit of € 30.0 million, Abengoa has a sub-limit of € 20.0 million, and the other Abengoa subsidiaries collectively have a sub-limit of € 15.0 million. We may use that sub-limit for letters of credit, sureties, import financing, rebate financing, bank overdrafts (up to € 3.0 million), and guarantees; however, the availability of our € 30.0 million sub-limit is subject to the usage of this facility by other members of the Abengoa Group. The joint and several guarantee of our subsidiaries and us under this facility is limited to amounts borrowed by any of them under this facility, and does not extend to any amounts borrowed by any members of the Abengoa Group other than us. This facility provides for interest rates and fees as agreed to by the parties from time to time based on the type of credit extended by ABN Amro under the loan facility. At December 31, 2003, € 13.0 million of our sub-limit was used in connection with our acquisition of the NMS Division of Metso and € 16.6 million was committed to other arrangements including performance bonds and guarantees. As of June 30, 2004, the maximum amount of this facility to which we were assured access was € 1.7 million.

Minority Investments

Sale of Minority Investments to Telvent Investments. In June and August 2004, we sold all of our remaining minority investments, including our investment in Xfera, to our affiliate Telvent Investments, an indirect subsidiary of Abengoa, for a net amount of € 35.4 million. Telvent Investments also assumed all of our obligations under our Xfera-related guarantees. See Note 11 to our Unaudited Condensed Consolidated Financial Statements. We sold these investments because of the inherent volatility associated with companies in early-stage technologies, although we continue to have the opportunity to benefit from the synergies presented by these investments. We are not a shareholder of Telvent Investments.

Purchase of Xfera Interest.

        Our Purchase of Xfera Shares. On December 30, 2002 we acquired 3.71% of the capital stock of Xfera, the holder of a third generation mobile telephony license covering Spain, for € 25.0 million. In addition to buying the interest in Xfera, we also assumed € 111.0 million in guarantees from Inversión Corporativa to the bank guaranteeing Xfera’s obligations to the Spanish government. These guarantees were reduced to € 17.3 million in June 2003 as announced by the Spanish government on December 26, 2002. All of our guarantees were assumed by Telvent Investments in connection with our sale to it of our investment in Xfera at a sale price of € 26.4 million, which is an amount equal to the carrying value of the investment. As a result of an increase in our ownership interest in Xfera, the amount of these guarantees totaled € 35.8 million prior to the sale.

        Background. Xfera is a consortium that was the winning bidder in a competitive tender for a third generation mobile telephony license awarded in March 2000 by the Spanish government. We held an interest in a different consortium that submitted an unsuccessful bid for the same license. We were originally offered the opportunity to purchase this Xfera interest in October 2000 and would have purchased it at that time because it complemented our strategic business objectives. However, we were not allowed to buy this interest in Xfera in October 2000 because the second-highest bidder in the auction (in which we participated)

challenged Xfera’s successful bid, and neither we nor Abengoa were permitted under the auction rules to participate in a second consortium while the tender process was still under review.

        As a result of this legal issue, in October 2000 Inversión Corporativa entered into an option agreement with Mercapital Telecom (“Mercapital”), an investor in Xfera, to purchase Mercapital’s Xfera interest. The option was exercisable at any time during the last quarter of 2002, at a purchase price equal to the price paid, or which would have been paid, by Mercapital, representing a payment of € 25.0 million. Under the agreement with Mercapital, Mercapital had the option to cause Inversión Corporativa to buy the Xfera interest at this exercise price, and Inversión Corporativa had the option to buy the Xfera interest at this price.

        At the time of the agreement with Mercapital, Inversión Corporativa simultaneously entered into an option agreement with Abengoa giving Abengoa the right to buy Mercapital’s Xfera interest from Inversión Corporativa during either September 2002 or September 2003. The purchase price of the Xfera interest under this option was originally € 55 million if Abengoa exercised the option during September 2002, and € 67.0 million if the option was exercised during September 2003. Under the original arrangement, Abengoa was also required to pay € 3.0 million for the option at the time of its exercise.

        Under the rules governing the auction, the consortium participants were required to provide substantial guarantees to the Spanish government and Inversión Corporativa was required by its bank to support the guarantee in an amount proportional to its 3.71% interest. The bank also required Inversión Corporativa to obtain Abengoa’s assistance to provide the necessary guarantee. As part of these arrangements, Inversión Corporativa agreed to indemnify Abengoa against any losses relating to the transaction until the commercial launch of Xfera’s third generation mobile telephony business. Under the agreement among the bank and Inversión Corporativa, which was in force until December 31, 2002, the bank had the option at the maturity of the agreement to ask Inversión Corporativa to arrange for a substitute guarantor or alternatively to provide a cash security deposit up to the total amount of Inversión Corporativa’s shares of the guarantee to the Spanish government if the bank considered it necessary. If Inversión Corporativa did not provide the bank with the cash security deposit or other alternative security acceptable to the bank, the bank would enforce the guarantee against Inversión Corporativa first and then against Abengoa. Inversión Corporativa pledged shares representing 15.0% of the share capital of Abengoa as security for its obligations to the bank.

        Between October 2000 and December 2002, the option agreement between Inversión Corporativa and Abengoa was modified twice to reflect the changing commercial outlook for the third generation mobile telephony license. First, the additional € 3.0 million payment was cancelled in December 2001. Then, in April 2002, the exercise price under the option was reduced to the same amount contained in the Mercapital agreement.

        In November 2002, we became eligible to acquire the Xfera interest when the second-highest bidder lost its challenge to the license award. Simultaneously, the bank guaranteeing Xfera’s obligations to the Spanish government announced that the agreement with Inversión Corporativa ending December 31, 2002 would not be extended by the bank and asked Inversión Corporativa to arrange for a substitute guarantor or to fully cash collateralize the amount of the guaranty. Inversión Corporativa was unable to fully cash collateralize the guaranty. Abengoa did not want the bank to enforce its claim under the guaranty for a number of reasons, including the fact that the enforcement of the obligation (i.e., to issue a guarantee in an amount of € 111.0 million without acquiring the Xfera shares) would have caused a default under Abengoa’s syndicated loan agreement, which two of our subsidiaries guaranteed.

        Instead of assuming the bank guarantees, as we were still interested in acquiring the Xfera interest, we purchased the Xfera interest for an amount equal to the exercise price provided for € 25.0 million, which was the amount reflected in Inversión Corporativa’s October 2000 option agreement with Mercapital. This amount represents Mercapital’s accumulated amount of capital contribution, associated administrative and financing costs and Inversión Corporativa’s guarantee costs, and most of this amount was paid by us in March 2003. This purchase effectively led to the unwinding of the credit arrangements supporting Inversión Corporativa’s share of Xfera’s guarantees to the Spanish government.

        Investigations into the Xfera Matter. As described below, investigations into the Xfera transaction have begun in Spain by CNMV and the Audiencia Nacional, the Spanish Superior Court for special crimes.

        CNMV. CNMV, the Spanish stock market regulator, opened an investigation in January 2003 which focuses on whether an agreement between Abengoa and Inversión Corporativa in October 2000 constituted a “relevant fact” that should have been identified to the CNMV. At the time of the October 2000 transactions, we understand from Abengoa that it received advice from outside legal counsel that the transaction with Inversión Corporativa would not be viewed as a conflict of interest under Spanish law and that Spanish law did not require the disclosure of a relevant fact in connection with the option arrangements. Abengoa has notified CNMV that it believes it made all required disclosures, and that it entered into the Xfera transactions for the benefit of Abengoa generally and Telvent in particular. As part of CNMV’s procedures, it notified the Audiencia Nacional. The CNMV investigation has been suspended pending resolution of the Audiencia Nacional proceeding.

        Audiencia Nacional. In October 2003, the Audiencia Nacional announced that it had begun a criminal investigation into the role of Inversión Corporativa and four directors of Abengoa, including its chairmen, in the Xfera transaction. We believe the investigation focuses on whether the Xfera transaction improperly benefited Inversión Corporativa at the expense of Abengoa’s minority shareholders. As part of these investigations, our chairman and chief executive officer was interviewed as a witness. In June 2004, we sold our investment in Xfera to an indirect subsidiary of Abengoa for an amount equal to the carrying value of our investment at that date of € 26.4 million. This resulted in our realizing no gain or loss on the investment.

        In September 2004, we learned that the Audiencia Nacional had extended the criminal investigation into the roles of our chairman and chief executive officer, Manuel Sanchez, and of the general counsel of Abengoa who also served as the secretary to the board of directors of Telvent from October 2000 to April 2004. The Spanish Criminal Code provides that, under specific circumstances, it would be a crime for an officer of a Spanish company to commit acts of mismanagement. The investigation involving our chairman and chief executive officer is being brought pursuant to this statute and focuses on his role as a potential accomplice to the four Abengoa directors in connection with our acquisition of the Xfera interest in December 2002. In particular, the investigation concerns whether, as our chief executive officer at the time that we acquired the interest in Xfera, he cooperated with the directors of Abengoa to complete the transaction by not providing information to our board of directors that would be adequate for our board to make an informed and independent decision regarding the acquisition of the Xfera interest. In connection with our acquisition of the Xfera interest in December 2002, our chairman and chief executive officer, at a board meeting held in November 2002, made a presentation to our board of directors recommending approval of the Xfera purchase, which we believe enabled the board of directors to evaluate the Xfera investment. Following the presentation, our board approved the acquisition and our chief executive officer executed and delivered the definitive transaction documentation on our behalf.

        In Spain, criminal procedures are conducted in three distinct phases: (i) the investigation stage; (ii) the accusation stage; and (iii) the oral trial or hearing and the sentence. To date, the criminal investigations against the four Abengoa directors, Abengoa’s general counsel and our chairman and chief executive officer are in the first phase listed above. The Audiencia Nacional has not formally accused any of the parties and the investigations are still in the preliminary stages. If the judge conducting the Audiencia Nacional investigation concludes that there is substance to the criminal charges raised by the prosecutor in the criminal investigation against our chairman and chief executive officer or any of the other parties that are subject to the investigation, the prosecutor will have the opportunity to formally accuse any applicable party and the judge will then decide whether any of the parties are to be brought to trial as accused parties pursuant to the second and third phases described above.

        Our chairman and chief executive officer has advised us that he intends to vigorously defend any charges which may be brought against him in connection with this investigation. With respect to any charge relating to his not having provided adequate information to our board, our chairman and chief executive officer has advised us that he believes that he provided the directors with adequate information pursuant to which they were able to make an informed decision regarding the Xfera investment. Telvent Investments, which is the entity that currently owns the Xfera interest, will indemnify and hold harmless our chairman and chief executive officer from defense costs incurred by him in connection with this matter. We are not responsible for the payment of any amounts relating to this matter.

        So far, these investigations do not target Telvent, Abengoa, or any of our directors, executive officers or employees other than our chairman and chief executive officer. We cannot predict the outcome of these investigations and inquiries, nor can we predict the time in which these investigations and inquiries will be resolved, including with respect to our chairman and chief executive officer. If the outcomes of any of these investigations and inquiries are adverse, or if any of these investigations and inquiries are protracted, they could have a material adverse effect on the ability of our chairman and chief executive officer to exercise his duties, indirectly have a material adverse effect on our financial condition, results of operations and prospects or, at a minimum, create a negative impression of us in the stock market or with our customers or cause our share price to decline. In particular, we could sustain these effects from an adverse outcome of any proceedings against our chairman and chief executive officer, or his involvement in protracted investigations or inquiries. Further, to the extent there is an adverse finding against our chairman and chief executive officer in the Audiencia Nacional proceeding, he might be formally accused of criminal wrongdoing and could face criminal charges in a criminal trial. To the extent of an adverse finding in such a criminal trial, our chairman and chief executive officer could face various penalties including incarceration, fines or an inability to hold office in a public corporation. See “Risk Factors — We may face adverse effects from investigations of our parent, four of its directors and its general counsel, its majority shareholder, and our chairman and chief executive officer.”

Abengoa Loan Facility

        On May 28, 2002, Abengoa entered into a syndicated loan facility in the amount of € 500.0 million, which facility is guaranteed by members of the Abengoa Group, including two of our subsidiaries, Telvent Energía y Medio Ambiente and Telvent Tráfico y Transporte. The facility, which expires in 2008, is used to finance projects and other investments in the businesses and activities of the Abengoa Group. The lenders have agreed to release the guarantee of this facility by our subsidiaries effective upon the closing of this offering; however, our financial condition and results of operations will affect Abengoa’s compliance with its covenants under this loan facility.

PRINCIPAL AND SELLING SHAREHOLDERS

        The following table sets forth certain information regarding beneficial ownership of our ordinary shares before the offering and as adjusted to reflect the sale of the ordinary shares in the offering and shares to be sold subject to the underwriters’ exercise of their overallotment option by:

•	each person or entity known to own beneficially more than 5% of our outstanding ordinary shares;

•	each of our executive officers;

•	each director;

•	all directors and executive officers as a group; and

•	the other selling shareholder.

					Shares to
	Before Offering		After Offering(2)(3)		be Sold
					Subject to
	Total Shares	Percentage	Total Shares	Percentage	Exercise of
	Beneficially	of Ordinary	Beneficially	of Ordinary	Overallotment
Name of Beneficial Owner(1)	Owned	Shares(2)(3)	Owned	Shares(2)	Option(4)

5% Shareholders:
Abengoa(5)	18,201,000	91.0%	18,201,000	63.4%	—
Directors and Executive Officers(6):
Manuel Sánchez(7)	370,000	1.9	370,000	1.3	37,000
Carlos de Borbón, Prince of Spain	—	—			—
Miguel Cuenca	—	—			—
Eduard Punset	—	—			—
Javier Salas	—	—			—
José B. Terceiro	—	—			—
Cándido Velázquez-Gaztelu	—	—			—
José Ignacio del Barrio	175,000	*	175,000	*	17,500
Ana María Plaza	40,000	*	40,000	*	—
Larry Stack	80,000	*	80,000	*	8,000
David Jardine	120,000	*	120,000	*	12,000
Dai Yue	—				—
Luis Rancé	—				—
Marcio Leonardo	—				—
José Montoya	151,800	*	151,800	*	15,180
Philip Goulet	80,000	*	80,000	*	8,000
Ignacio González-Domínguez	120,000	*	120,000	*	—
All directors and executive officers as a group (17 persons)	1,136,800	5.7%	1,136,800	4.0	97,680
Other Selling Shareholder(6):
Luis Fernández	102,200	*	102,200	*	10,220

(1)	Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to the securities.

(2)	The information presented is based upon the sale of 8,700,000 ordinary shares and does not reflect the sale of ordinary shares subject to the overallotment option.

(3)	* represents beneficial ownership of less than one percent of our ordinary shares.

(4)	The overallotment option will initially be covered by shares of the selling shareholders’ ordinary shares on a pro rata basis and then, with respect to the balance of the overallotment, from us.

(5)	Reflects ownership of shares through Telvent Corporation, S.L. and Siema AG, each of which is a wholly-owned subsidiary of Abengoa, S.A. As of June 30, 2004, Inversión Corporativa owned approximately 56% of the shares of Abengoa, S.A. Inversión Corporativa is a private corporation, which we believe has 330 shareholders, none of whom we believe has a controlling interest.

(6)	Each of our directors, executive officers and Mr. Fernández has an address c/o Telvent GIT, S.A., Valgrande, 6, 28108 Alcobendas, Madrid, Spain.

(7)	Assuming exercise in full of the overallotment option, Manuel Sánchez will own 333,000 ordinary shares, or 1.1% of our ordinary shares.

Material Relationships Between the Selling Shareholders and Us

        Each of the selling shareholders is one of our executive officers, except Mr. Fernández. Each selling shareholder acquired his or her shares through the stock compensation plan established by Abengoa.

DESCRIPTION OF ORDINARY SHARES

        The following summary provides information concerning our capital stock and briefly describes all material provisions of our by-laws (estatutos) and Spanish law. The information set forth below describes all material considerations concerning our capital stock. For the complete terms of our by-laws, please see the copy filed as an exhibit to the registration statement of which this prospectus forms a part.

General

        As of the date of this prospectus, our issued share capital is 60,101,000, divided into 20,000,000 issued and outstanding ordinary shares, € 3.00505 par value per share. All of our issued and outstanding shares are duly authorized, validly issued, fully paid and non-assessable. More than 10% of our authorized share capital has been paid for with assets other than cash in transactions taking place over the last five years. Prior to the offering none of our ordinary shares is held of record in the United States.

        On April 26, 2001, our share capital was redenominated into euros, causing our issued share capital to decrease by € 210.43. On April 15, 2004, we effected a 200 for 1 split of our ordinary shares, which caused our shares to increase from 100,000 shares to the 20,000,000 reflected above. The following table reflects a reconciliation of the number of ordinary shares outstanding at the beginning and end of 2003.

	Before	After
	the Split	the Split

Outstanding ordinary shares at the beginning of 2003	100,000	20,000,000
Outstanding ordinary shares at the end of 2003	100,000	20,000,000

        The issuance of the ordinary shares subject to this offering and their sale to the underwriters including the overallotment option has been duly authorized by the general shareholders’ resolution passed on April 15, 2004, authorizing the board of directors to execute the share capital increase. The shareholders’ preemptive right to subscribe for the ordinary shares issued has been validly waived in accordance with the provisions of Spanish law.

        Under a plan established by Abengoa, certain members of our senior management team purchased our ordinary shares from Abengoa. See “Management – Stock Compensation Plan.”

By-Laws; Purpose

        We registered with the Madrid Companies Registry at Volume 15,370, Book 0, Section 8a, Page 164, Sheet M-257,879, 1st entry. Our corporate purpose is as follows:

•	To provide engineering and information services in the Internet and telecommunications markets.

•	To manufacture, develop, market, maintain, repair and install all kinds of information, control, protection, monitoring and security devices and systems.

•	To improve buildings that are specifically designed to house computer systems and equipment, and/or to house communications network operating systems and equipment owned by third parties.

•	To develop, construct, assemble, operate, repair, maintain, import, export, sell and lease all kinds of (i) machines, devices, installations, units, sub-units, individual parts and materials for all computer, electronic, electromechanical and electrical applications, and (ii) scientific devices for control, measurement and installation, repair and maintenance.

•	To obtain, purchase, sell, transfer and operate concessions, rights and patents.

•	To acquire, promote, dispose of, use and encumber all types of movable assets and real estate and intangible rights without restriction of any kind and any other commercial activities directly or indirectly related to the above-mentioned corporate purposes.

        Our ordinary shares are of the same class and series and, in accordance with Article 9 of our by-laws, each share confers on its holder the right to attend general shareholders’ meetings, to vote, to challenge company resolutions, and to participate in the distribution of company earnings and in any surplus assets resulting from liquidation, as well as other rights inherent in the holder’s status as shareholder. According to Article 27 of our by-laws, after a general shareholders’ meeting has been called at which the annual accounts will be approved, any shareholder may obtain from us, immediately and free of charge, those documents that will be submitted for the approval of the shareholders as well as the auditors’ report. In addition, shareholders may request, pursuant to Spanish law, other information relating to those items on the agenda, which we must provide to any shareholder owning 25% of our share capital and which we must provide to any other shareholder, unless delivery of those documents could be deemed detrimental to our corporate interest. In accordance with Article 148 of the Spanish Corporation Law, in order to change the rights of a class of shares, a shareholder resolution passed at a shareholder meeting with the favorable vote of the majority of all the shares and of the affected shares is required.

Attendance and Voting At Shareholders’ Meetings

        Each ordinary share entitles its holder to one vote. Any share may be voted by written proxy, and proxies may be given to any individual. Proxies are valid only for a single meeting.

        Pursuant to our by-laws and Spanish law, general meetings of shareholders may be either ordinary or extraordinary. Ordinary general meetings must be convened within the first six months of each fiscal year on a date fixed by the board of directors. As a general rule, extraordinary general meetings may be called from time to time by our board of directors at its discretion or at the request of shareholders representing at least 5% of our share capital. See “Risk Factors – Abengoa will be in a position to control matters requiring a shareholder vote and this ownership concentration may adversely affect the market price of our ordinary shares.” Unless all shareholders attend, notices of all shareholders’ meetings must be published in the Mercantile Registry Official Gazette (Boletin Oficial del Registro Mercantil) and in a local newspaper within the province of Madrid at least fifteen days prior to the date fixed for the meeting. In addition, we have agreed with the underwriters to furnish notices of our regular annual meetings to holders of our ordinary shares.

        At ordinary general meetings, shareholders are asked to approve the actions of our management, the financial statements for our previous fiscal year and the allocation of our profit or loss. After our financial statements are approved, we must file them with the Mercantile Registry of Madrid. If our shareholders do not approve our financial statements, we cannot file our annual accounts with the Mercantile Registry of Madrid. If the annual accounts are not registered within one year from the end of the relevant fiscal year, we would be precluded from registering any other resolution with the Mercantile Registry until we have filed the annual accounts. All other matters may be addressed at extraordinary general meetings called for such purpose. Shareholders can vote on these matters at an ordinary general meeting if such items are included on the meeting’s agenda.

        Our by-laws provide that, on the first call of a general shareholders’ meeting, a duly constituted general meeting of shareholders requires a quorum of at least 25% of our subscribed share capital. On the second call, the meeting is validly convened regardless of the share capital attending. Notwithstanding the above, certain major corporate actions (such as issuing additional ordinary shares increasing or decreasing share capital, issuing ordinary bonds, amending the by-laws or mergers) that require shareholder approval can only be approved at a meeting in which 50% of the subscribed share capital is present or represented on the first call and 25% of the subscribed share capital is present or represented on the second call. When the shareholders attending a meeting represent less than 50% of the subscribed share capital, resolutions on any of these major corporate actions must be adopted by the affirmative vote of at least two-thirds of the share capital present or represented at such meeting. A shareholders’ meeting at which 100% of the capital stock is present or represented is validly constituted even if no notice of such meeting was given, and, upon unanimous agreement, shareholders may consider any matter at such meeting.

        A resolution passed in a general meeting of shareholders by a majority of the shares represented in person or by proxy is binding on all shareholders, subject to Spanish law. In certain circumstances, such as substitution of corporate purpose or change of corporate form, Spanish law allows shareholders holding non-voting stock and dissenting or absent shareholders to withdraw from the company. In the case of resolutions contrary to law, the by-laws or public policy, the right to contest is extended to all shareholders other than, in the case of resolutions contrary to the by-laws or to public policy, those shareholders who were present at the meeting and did not oppose the passing of the resolution.

        Under Spanish law, shareholders who voluntarily aggregate their shares so that they are equal to or greater than the result of dividing the total capital stock by the number of directors have the right to appoint a corresponding proportion of the members of the board of directors. Shareholders who exercise this right may not vote on the appointment of other directors.

Preemptive Rights

        Pursuant to the Spanish Corporation Law and our by-laws, shareholders have preemptive rights to subscribe for any new shares issued by us, including our ordinary shares. These preemptive rights may be voluntarily waived by the shareholders or may be abolished in certain circumstances if our shareholders pass a resolution at a shareholders’ meeting in accordance with Article 159 of the Spanish Corporation Law. Our existing shareholders have waived their preemptive rights in respect of our issuance of the ordinary shares in this offering through a general shareholders’ resolution passed on April 15, 2004, which approved the issuance of the ordinary shares subject to this offering and the sale of ordinary shares including the overallotment option to the underwriters.

Share Register

        Prior to this offering, our share register was maintained by one of our officers at our headquarters in Spain. From the date of the offering, our share register will be kept by American Stock Transfer & Trust Company in New York, New York, which will act as transfer agent and registrar. The share register will reflect only record owners of our shares; beneficial owners of ordinary shares holding their shares through The Depository Trust Company, to which we refer as DTC, will not be recorded in our share register. Ordinary shares held through DTC will be registered in our share register in the name of DTC’s nominee. We are entitled to accept only those persons as shareholders or nominees who have been recorded in our share register, and to make dividend payments and perform other obligations only to our shareholders of record, including DTC. A shareholder of record must notify American Stock Transfer & Trust Company of any change in address. Until notice of a change in address has been given, all of our written communication to our shareholders of record shall be deemed to have validly been made if sent to the address recorded in the share register. We expect that all of our ordinary shares being sold in this offering will initially be held through DTC.

Transfers of Ordinary Shares

        Beneficial owners of our ordinary shares may transfer their shares through participants in the book-entry system of DTC. Ordinary shares held of record represented by share certificates may be transferred only by delivery of the share certificates representing those ordinary shares duly endorsed or accompanied by an executed stock power. A transferee who wishes to become a shareholder of record must deliver the duly executed certificate in a form proper for transfer to our transfer agent and registrar, American Stock Transfer & Trust Company, in order to be registered in our share register.

Form and Transfer

        The ordinary shares will be issued in certificated form. American Stock Transfer & Trust Company will be the transfer agent and registrar for our ordinary shares.

Foreign Investment and Exchange Control Regulations

        Pursuant to Spanish Law 18/1992 on Foreign Investments (Ley 18/1992, de 1 de julio) and Royal Decree 664/199 (Real Decreto 664/1999, de 23 de abril), foreign investors may freely invest in shares of Spanish companies, except in the case of certain strategic industries, including air transportation, radio and television broadcasting, gaming, munitions and mining, unless the Spanish government has issued an exemption. This could have the effect of preventing us from investing in certain strategic industries.

        We must report to the Spanish Registry of Foreign Investments our ordinary shares held by foreign investors.

Summary Comparison of Other Corporate Governance and Shareholders’ Rights Matters Under Spanish Corporation Law and Delaware Corporation Law

        The following comparison between Spanish corporation law, which applies to us, and Delaware corporation law, the law under which many corporations in the United States are incorporated, discusses additional matters not otherwise described in this prospectus. While we believe this summary is materially accurate, the summary is subject to the complete text of the Spanish Corporation Law of 1989, as it has been subsequently amended, and Delaware corporation law, including the Delaware General Corporation Law.

Corporate Governance

Duties of Directors

        Spain. The board of directors bears the ultimate responsibility for managing the business and affairs of a corporation. In discharging this function, directors of a Spanish corporation owe specific fiduciary duties of care, loyalty and confidentiality to the corporation. In general terms, Spanish corporation law requires directors to perform their duties with the diligence of a responsible businessman and a loyal representative complying with the duties set forth in the law and the by-laws of the corporation. In addition, directors are required to keep themselves informed of the corporation’s business. In addition, Spanish corporation law has been recently modified by Law 26/2003 of July 17, 2003, in order to provide for specific duties of directors in connection with loyalty, conflict of interest, information and confidentiality, as detailed below.

        Delaware. The board of directors bears the ultimate responsibility for managing the business and affairs of a corporation. In discharging this function, directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and to its shareholders. Delaware courts have decided that the directors of a Delaware corporation are required to exercise an informed business judgment in the performance of their duties. An informed business judgment means that the directors have informed themselves of all material information reasonably available to them. Delaware courts have imposed a heightened standard of conduct upon directors of a Delaware corporation who take any action designed to defeat a threatened change in control of the corporation. In addition, under Delaware law, when the board of directors of a Delaware corporation approves the sale or break-up of the corporation, the board of directors may, in certain circumstances, have a duty to obtain the highest value reasonably available to the stockholders.

Conflict-of-Interest Transactions and Confidentiality

        Spain. Directors have a duty of loyalty which requires that they comply with the duties imposed by the law and the by-laws with loyalty to the corporation’s interest and that they put the interests of the corporation before their own. This duty of loyalty requires that directors:

•	do not use the corporation’s name or involve their status as director to carry out transactions for their personal benefit,

•	refrain from taking advantage of business opportunities, unless the corporation has refused to carry out the business without the influence of the involved director,

•	obtain shareholder approval prior to competing in any business with the corporation of which they are a member of the board of directors,

•	notify the corporation of any potential conflicts of interests, including the holding of any interest in competitors,

•	refrain from disclosing confidential information obtained while serving as a member of the board, and

•	may not take advantage of any information they may have as a consequence of being a member of the board.

        Delaware. Transactions involving a Delaware corporation and an interested director of that corporation are generally permitted if:

•	the material facts as to the interested director’s relationship or interest are disclosed and a majority of disinterested directors approve the transaction,

•	the material facts are disclosed as to the interested director’s relationship or interest and the stockholders approve the transaction, or

•	the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board of directors or the stockholders.

Director Terms

        Spain. Under Spanish corporation law, directors may be elected for a maximum term of five years that may be renewed without limit. When shareholders elect directors for multiple-year terms, the terms of the directors may start and end at the same time. The terms are not required to be staggered.

        Delaware. The Delaware General Corporation Law generally provides for a one-year term for directors, but the directorships may be divided into up to three classes with up to three-year terms, with the years for each class expiring in different years, if permitted by the certificate of incorporation, an initial by-law or a by-law adopted by the stockholders. There is no limit on the number of terms a director may serve.

Shareholder Rights

Shareholder Proposals

        Spain. Shareholders representing 5% of the share capital are permitted to request the call of a general shareholders’ meeting and to propose the matters for vote.

        Delaware. Delaware law does not specifically grant stockholders the right to bring business before an annual or special meeting. If a Delaware corporation is subject to the SEC’s proxy rules, a stockholder who owns at least $2,000 in market value, or 1% of the corporation’s securities entitled to vote, may propose a matter for a vote at an annual or special meeting in accordance with those rules.

Action By Written Consent of Shareholder

        Spain. Spanish corporation law does not permit shareholder action without calling a meeting.

        Delaware. Unless otherwise provided in the certificate of incorporation, any action required or permitted to be taken at any annual or special meeting of stockholders of a corporation may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action to be so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Appraisal Rights

        Spain. Shareholders of a Spanish corporation do not have the right to demand payment in cash of the judicially-determined fair value of their shares in connection with a merger or consolidation involving the corporation.

        Delaware. The Delaware General Corporation Law affords stockholders in certain cases the right to demand payment in cash of the judicially-determined fair value of their shares in connection with a merger or consolidation involving their corporation, subject to certain exceptions.

Shareholder Suits

        Spain. Any shareholder may bring suit against the corporation challenging as void resolutions approved by the general shareholders’ meeting when they are contrary to law. They may also challenge as voidable resolutions that are contrary to the provisions of the by-laws, harm the interests of the corporation or are to the benefit of one or more shareholders or third parties provided they have (i) attended the meeting and opposed the challenged resolution, (ii) not attended the meeting or (iii) been unlawfully prevented from exercising the voting rights. The limitation period for actions for challenging resolutions as void is one year, and the limitation period for actions for challenging resolutions as voidable is forty days.

        Shareholders representing 5% of the share capital may bring suit against the corporation challenging void and voidable resolutions approved by the board of directors within thirty days of becoming aware of the resolutions, provided that a year or more has not elapsed since their passing. In addition, directors may challenge void and voidable resolutions of the board of directors or any other governing body within thirty days of the passing of a resolution.

        Delaware. Subject to certain requirements that a stockholder make prior demand on the board of directors or have an excuse not to, a stockholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation against officers, directors and third parties. An individual may also commence a class action suit on behalf of himself and other similarly-situated stockholders if the requirements for maintaining a class action under the Delaware General Corporation Law have been met. Subject to equitable principles, a three-year period of limitations generally applies to such stockholder suits against officers and directors.

Repurchases of Shares

        Spain. Subject to certain exceptions, a corporation may purchase its own shares if:

•	the purchase has been authorized by the general shareholders’ meeting by means of a resolution establishing the terms of the purchase, including the maximum number of shares to be purchased, the minimum and maximum purchase price and the duration of the authorization, which shall not exceed 18 months;

•	the aggregate nominal value of the shares purchased, together with that of those shares already held by the corporation and its affiliates, does not exceed 10% of the share capital of the corporation;

•	the purchase enables the corporation to create a special reserve equal to the purchase price of its own shares without decreasing its share capital and reserves; and

•	the shares to be purchased are fully paid.

Generally, shares that are not purchased in accordance with the above must be disposed of within one year from the date of the first purchase or redeemed, or the purchase would be declared void.

        Delaware. A corporation may purchase or redeem its own shares unless the capital of the corporation is impaired or the purchase or redemption would cause an impairment of the capital of the corporation. A Delaware corporation may, however, purchase or redeem out of capital any of its preferred shares or, if no preferred shares are outstanding, any of its own shares if such shares will be retired upon acquisition and the capital of the corporation will be reduced in accordance with specified limitations.

Anti-takeover Provisions

        Spain. Section 60 of Spanish Law 24/1988, dated as of July 28, and Royal Decree 1197/1991, dated as of July 26, regulate takeover bids in an attempt to ensure the equal treatment of all shareholders. These laws regulate mechanisms and institute procedures for acquiring a control position within a corporation for reorganizing a corporation’s structure. These laws only apply to those companies that are listed on a Spanish stock exchange and therefore do not apply to us.

         Delaware. In addition to other aspects of Delaware law governing fiduciary duties of directors during a potential takeover, the Delaware General Corporation Law also contains a business combination statute that protects Delaware companies from hostile takeovers and from actions following the takeover by prohibiting some transactions once an acquirer has gained a significant holding in the corporation.

        Section 203 of the Delaware General Corporation Law prohibits “business combinations,” including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an interested stockholder that beneficially owns 15% or more of a corporation’s voting stock, within three years after the person becomes an interested stockholder, unless:

•	the transaction that will cause the person to become an interested stockholder is approved by the board of directors of the target prior to the transactions;

•	after the completion of the transaction in which the person becomes an interested stockholder, the interested stockholder holds at least 85% of the voting stock of the corporation not including shares owned by persons who are directors and also officers of interested stockholders and shares owned by specified employee benefit plans; or

•	after the person becomes an interested stockholder, the business combination is approved by the board of directors of the corporation and holders of at least 66.67% of the outstanding voting stock, excluding shares held by the interested stockholder.

        A Delaware corporation may elect not to be governed by Section 203 by a provision contained in the original certificate of incorporation of the corporation or an amendment to the original certificate of incorporation or to the bylaws of the company, which amendment must be approved by a majority of the shares entitled to vote and may not be further amended by the board of directors of the corporation. This amendment is not effective until twelve months following its adoption.

SHARES ELIGIBLE FOR FUTURE SALE

        Sales of substantial amounts of our ordinary shares in the public market could adversely affect prevailing market prices of our ordinary shares.

        When the offering is completed, and after giving effect to the stock split of 200 to 1 effected on April 15, 2004, but assuming that the underwriters do not exercise the overallotment option, we will have a total of 28,700,000 ordinary shares outstanding. The ordinary shares sold by the selling shareholders and us in the offering will be freely tradeable without restriction under the Securities Act of 1933 except for any such ordinary shares that are acquired by one of our “affiliates” (as that term is defined in Rule 144 under the Securities Act). The aggregate of 18,201,000 ordinary shares that are held by Telvent Corporation and Siema (each a wholly-owned subsidiary of Abengoa) constitute “restricted securities” within the meaning of Rule 144 and will be eligible for sale in the open market after the offering, subject to contractual lockup provisions with the underwriters and the applicable requirements of Rule 144 or Regulation S under the Securities Act, which are described below. In addition, the shares held by Mr. Sánchez and the other members of management will be subject to Rule 144, to the extent any of such persons are deemed to be our “affiliates” under Rule 144, and their shares are subject to additional restrictions under the terms of their share purchase agreements with Abengoa. See “Management – Stock Compensation Plan.”

        Generally, Rule 144 provides that an affiliate of the issuer who has beneficially owned restricted securities for at least one year will be entitled to sell on the open market in brokers’ transactions within any three-month period a number of shares that does not exceed the greater of:

•	1% of the then outstanding shares, and

•	the average weekly trading volume in the shares on the open market during the four calendar weeks preceding the sale.

        Due to its controlling ownership position in our shares, Abengoa will be deemed to be our affiliate under Rule 144.

        Sales under Rule 144 are also subject to certain post-sale notice filing requirements and the availability of current public information about us.

        Regulation S provides generally that sales made in offshore transactions are not subject to the prospectus-delivery requirements of the Securities Act of 1933. Offshore transactions are not subject to the requirements of Rule 144.

        Sales of substantial amounts of our ordinary shares on the open market, or the availability of such shares for sale, could adversely affect the price of our ordinary shares.

        We, our directors, executive officers, and shareholders have generally agreed not to sell or transfer any of our ordinary shares for 180 days after the date of this prospectus without first obtaining the written consent of the representatives. See “Underwriting – No Sales of Similar Securities.”

SETTLEMENT AND DELIVERY

        Payment for the ordinary shares will be made in U.S. Dollars by the closing of the offering. Delivery of the ordinary shares will be made to the underwriters, subject to the required registration by the Mercantile Registry of Madrid of the capital increase associated with our issuance of shares in this offering.

        If the registration of the capital increase does not occur before                         , 2004, the closing will not occur, you will not receive any ordinary shares, and any payment you have made for the shares will be returned to you promptly without interest. The underwriters will advance us funds to facilitate our registration of the capital increase. We are required by Spanish law to deposit this amount in a financial institution and we will not be able to use these funds until the offering closes.

TAXATION

        The following is a summary of the material Spanish and United States federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares. This summary is not a complete analysis or listing of all the possible tax consequences of such transactions and does not address all tax considerations that may be relevant to all categories of potential investors, some of whom may be subject to special rules. Accordingly, prospective investors in our ordinary shares should consult their own tax advisors as to the tax consequences of their purchase, ownership and disposition of ordinary shares, including the effect of tax laws of any other jurisdiction, based on their particular circumstances. The statements regarding Spanish and United States federal tax laws set out below are based on laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change, and any such change may have retroactive effect.

Spanish Taxation

        The following discussion, subject to the limitations and qualifications therein, is the opinion of Squire, Sanders & Dempsey L.L.P. with respect to the material Spanish tax consequences of the acquisition, ownership and disposition of our ordinary shares. The following discussion applies to you if you are a “nonresident holder.” As used in this particular section, the term “nonresident holder” means a beneficial owner of our ordinary shares:

•	that is an individual or corporation not resident in Spain for Spanish tax purposes;

•	whose ownership of our ordinary shares is not for Spanish tax purposes effectively connected with either a permanent establishment in Spain through which such owner carries on or has carried on business or a fixed base in Spain from which such owner performs or has performed independent personal services; and

•	that is not treated as owning or having owned at any time, directly or indirectly 10% or more of our ordinary shares.

        This discussion is based on Spanish tax laws currently in effect, which laws are subject to change at any time, perhaps with retroactive effect. This discussion does not consider all aspects of Spanish taxation that may be relevant to particular nonresident holders, some of whom may be subject to special rules. In particular this discussion does not address the Spanish tax consequences applicable to partnerships or other “look-through” entities or investors who hold ordinary shares through partnerships or such entities. Each nonresident holder should consult with its own tax advisor as to the particular tax consequences to it of the purchase, ownership or disposition of our ordinary shares.

        Income Taxes — Taxation of Dividends. We do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future. See “Dividend Policy.” In the event, however, that we pay dividends on our ordinary shares, under Spanish law, the dividends are subject to Spanish Non-Residents Income Tax, withheld at source on the gross amount of the dividends, currently at a 15% tax rate, unless you are entitled to an exemption or a reduced rate under a Convention for the Avoidance of Double Taxation (“CADT”) between Spain and your country of residence. Nonresident holders should consult their tax advisors with respect to the applicability and the procedures under Spanish law for obtaining the benefit of an exemption or a reduced rate under a CADT.

        Income Taxes — Rights. Distributions to you of preemptive rights to subscribe for new shares made with respect to our ordinary shares are not treated as income under Spanish law and, therefore, are not subject to Spanish Non-Residents Income Tax. The exercise of such preemptive rights subscribing for new shares is not considered a taxable event under Spanish law and thus is not subject to Spanish Non-Residents Income Tax. The tax treatment of disposals of preemptive rights depends on whether the underlying shares to which such rights relate are listed on a stock exchange of a European Union member. If our ordinary shares are listed on a stock exchange of a European Union member, the amount you receive from the disposal of preemptive rights will reduce the acquisition value of the underlying shares and will be taxable to you, as a capital gain, only to the extent that the amount you receive exceeds the acquisition value of the underlying shares. If our ordinary shares are not listed on a stock exchange of a European Union member, the amount you receive from the disposal of preemptive rights will be considered as taxable capital gain. See “— Spanish Taxation – Income Taxes – Taxation of Capital Gains” below. Our ordinary shares are not currently listed on a European Union member stock exchange and we do not anticipate that they will be listed on any of these exchanges in the future.

        Income Taxes — Taxation of Capital Gains. Under Spanish Non-Residents Income Tax Law, any capital gain derived from the sale or exchange of our ordinary shares are considered to be Spanish source income and, therefore, are taxable in Spain. Spanish Non-Residents Income Tax is currently levied at a 35% tax rate on capital gains obtained by nonresident holders who are not entitled to the benefit of an exemption or a reduced rate under an applicable CADT.

        However, capital gains realized by you on the sale or exchange of our ordinary shares will be exempt from Spanish Non-Residents Income Tax in the following cases:

•	If you are a resident of another European Union Member State, you will be exempt from Spanish Non-Residents Income Tax on capital gains, provided that (i) our assets do not mainly consist of, directly or indirectly, Spanish real estate, and (ii) the gain is not obtained through a country or territory statutorily defined as a tax haven. In respect of requirement (i), above, our assets currently do not, and we do not expect them in the foreseeable future to, mainly consist of, directly or indirectly, Spanish real estate.

•	If you are entitled to the benefit of an applicable CADT, capital gains realized by you will, in the majority of cases, be exempt from Spanish Non-Residents Income Tax (since most CADTs provide for taxation only in the nonresident holder’s country of residence).

        As a general rule, in the event a capital gain derived by you from the disposition of our ordinary shares is exempt from Spanish Non-Residents Income Tax, in accordance with the Order of December 23, 2003, you will be obliged to file with the Spanish tax authorities the corresponding tax Form 210 evidencing that you are entitled to the exemption and provide the Spanish tax authorities with a certificate of tax residence issued by the tax authorities of the country of residence, within the meaning of a CADT, if applicable.

        Spanish Wealth Tax. Unless an applicable CADT provides otherwise, individual nonresident holders who hold ordinary shares located in Spain are subject to the Spanish Wealth Tax (Spanish Law 19/1991), which imposes a tax on property located in Spain on the last day of any year. Therefore, if you are an individual and you hold ordinary shares on the last day of any year, you will be subject to the Spanish Wealth Tax for such year at marginal rates varying between 0.2% and 2.5% of the average market value of such ordinary shares during the last quarter of such year. Nonresident holders should consult their tax advisors with respect to the applicability of the Spanish Wealth Tax.

        Spanish Inheritance and Gift Taxes. Unless an applicable CADT provides otherwise, transfers of ordinary shares on death or by gift to individuals are subject to Spanish Inheritance and Gift Taxes, respectively (Spanish Law 29/1987), if the transferee is a resident of Spain for Spanish tax purposes, or if the ordinary shares are located in Spain, regardless of the residence of the transferee. Spanish tax authorities will consider our ordinary shares to be located in Spain for Spanish tax purposes. The applicable tax rate, after applying all relevant factors, ranges between 7.65% and 81.6%. Gifts granted to corporate nonresident holders will be generally subject to Spanish Non-Residents Income Tax. Nonresident holders should consult their tax advisors with respect to the applicability of the Spanish Inheritance and Gift Taxes.

        Spanish Transfer Tax. A transfer by a nonresident holder of our ordinary shares will be exempt from any Spanish Transfer Tax (Impuesto sobre Transmisiones Patrimoniales) and Value Added Tax if, at the time of such transfer, real estate in Spain does not amount to more than 50% of our assets. Real estate located in Spain currently does not, and we do not expect that Spanish real estate will in the foreseeable future, amount to more than 50% of our assets. Additionally, no Stamp Duty will be levied on a transfer by a nonresident holder of our ordinary shares.

United States Taxation

        The following discussion, subject to the limitations and qualifications therein, is the opinion of Squire, Sanders & Dempsey L.L.P. with respect to the material United States federal tax consequences of the acquisition, ownership and disposition of our ordinary shares. The following discussion is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect and all subject to change at any time, perhaps with retroactive effect. This discussion applies to you only if you are a U.S. holder, as defined below.

        As used herein, “U.S. holder” means a beneficial owner of our ordinary shares that is, for United States federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity classified as a corporation for such purposes) created or organized in or under the laws of the United States or any state or political subdivision thereof;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust, if (1) a United States court can exercise primary supervision over the trust’s administration and one or more United States persons (within the meaning of the United States Internal Revenue Code) are authorized to control all substantial decisions of the trust or (2) the trust has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

        The discussion does not consider all aspects of United States federal income taxation that may be relevant to particular U.S. holders by reason of their particular circumstances, including potential application of the alternative minimum tax, or any aspect of state, local or non-United States federal tax laws. In addition, this summary is directed only to U.S. holders that hold our ordinary shares as capital assets and does not address the considerations that may be applicable to certain classes of U.S. holders, including financial institutions, insurance companies, broker-dealers, tax-exempt organizations, U.S. holders of our ordinary shares as part of a “straddle,” “hedge” or “conversion transaction,” U.S. holders, directly, or indirectly or through attribution, of 10% or more of our outstanding ordinary shares, and persons who own our ordinary shares through a partnership or other pass-through entity. Each U.S. holder should consult with its own tax advisor as to the particular tax consequences to it of the purchase, ownership and disposition of our ordinary shares, including the effects of applicable state, local, foreign or other tax laws and possible changes in tax laws.

        If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our ordinary shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partnership holding our ordinary shares, or a partner in such a partnership, you should consult your tax advisor regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares.

        Taxation of Dividends in General. The gross amount of any distribution paid on our ordinary shares out of our current or accumulated earnings and profits, as determined for United States federal income tax purposes, before reduction for any Spanish income tax withheld by us, will be included in your gross income as a dividend when actually or constructively received. Accordingly, the amount of dividend income that will be included in your gross income may be greater than the amount actually received or receivable by you. Distributions in excess of our current and accumulated earnings and profits will be treated first as a tax-free return of capital to the extent of your tax basis in the ordinary shares and then as capital gain. If you are not able to determine whether any portion of a distribution is not treated as a dividend for United States federal income tax purposes, you may be required to treat the full amount of such distribution as a dividend. We have not yet determined whether we will maintain calculations of our earnings and profits under United States federal income tax principles and, therefore, whether we will provide information to U.S. holders necessary to make such determinations with respect to distributions on our ordinary shares.

        If you are a corporate U.S. holder, you generally will not be eligible for the dividends-received deduction generally allowed United States corporations in respect of dividends received from United States corporations. If you are a non-corporate U.S. holder, and meet certain eligibility requirements, dividends paid to you in taxable years beginning before January 1, 2009, will qualify for United States federal income taxation at a reduced rate of 15% or lower if we are a “qualified foreign corporation.” We generally will be a “qualified foreign corporation” if either (i) we are eligible for benefits under the Convention between the United States and the Kingdom of Spain for the Avoidance of Double Taxation and the prevention of Fiscal Evasion With Respect to Taxes on Income, together with its related Protocol (the “U.S.-Spain Treaty”) or (ii) our ordinary shares are listed on an established securities market in the United States. As we are eligible for benefits under the U.S.-Spain Treaty and as we expect that our ordinary shares will be traded on the Nasdaq National Market, we presently are a “qualified foreign corporation,” and we generally expect to be a “qualified foreign corporation” during all taxable years before 2009, but no assurance can be given that a change in circumstances will not affect our treatment as a “qualified foreign corporation” in any of such taxable years. If you are a non-corporate U.S. holder, you nevertheless will not be eligible for the reduced rate (a) if you have not held our ordinary shares for at least 61 days of the 120-day period beginning on the date which is 60 days before the ex-dividend date, (b) to the extent you are under an obligation to make related payments on substantially similar or related property or (c) with respect to any portion of a dividend that is taken into account by you as investment income under Section 163(d)(4)(B) of the United States Internal Revenue Code. Any days during which you have diminished your risk of loss with respect to our ordinary shares (for example, by holding an option to sell our ordinary shares) are not counted towards meeting the 61-day holding period. Non-corporate U.S. holders should consult their own tax advisors concerning whether dividends received by them qualify for the reduced rate.

        We anticipate that any dividends that we pay will be declared in Euros as required by Spanish law but will be paid in U.S. Dollars. See “Dividend Policy.” However, if we pay any dividends in Euros, the dividends will be included in your gross income in a U.S. Dollar amount calculated by reference to the exchange rate in effect on the date the dividends are actually or constructively received by you, regardless of whether the dividend payments are actually converted into U.S. Dollars. You will have a tax basis in any Euros distributed by us equal to the U.S. Dollar value of the Euros on the date they are actually or constructively received by you. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. Dollars will be treated as ordinary income or loss and will be United States source income or loss for United States foreign tax credit purposes.

        Dividends paid by us generally will be foreign source passive income for United States foreign tax credit purposes or, if you are a financial services entity, financial services income. However, there are currently pending in the U.S. Congress legislative proposals that, if enacted in their current proposed form, generally would treat income that constitutes financial services income as general category income, along with other income that is not passive income, for United States foreign tax credit purposes for taxable years beginning after December 31, 2006. It is not possible to know if, and we express no opinion as to whether, these legislative proposals will be enacted in their current proposed form. Subject to certain limitations, you may elect to claim as a foreign tax credit against your United States federal income tax liability the Spanish income tax withheld from dividends received on our ordinary shares. If you do not elect to claim a foreign tax credit, you may instead claim a deduction for Spanish income tax withheld. In addition, special rules apply in determining the foreign tax credit limitation with respect to dividends received by non-corporate U.S. holders that are subject to United States federal income taxation at the reduced rate (discussed above). The calculation of foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign taxes, the availability of deductions, involves the application of complex rules that depend on a U.S. holder’s particular circumstances. You should consult your own tax advisor to determine whether and to what extent you would be entitled to this credit or deduction.

        Sale or Exchange of Ordinary Shares. Upon a taxable sale or exchange of ordinary shares, you will recognize a capital gain or loss for United States federal income tax purposes equal to the difference, if any, between the U.S. Dollar value of the amount realized on the sale or exchange and your adjusted tax basis determined in U.S. Dollars in the ordinary shares. This gain or loss will be long-term capital gain or loss if your holding period in the ordinary shares exceeds one year at the time of the sale or exchange. Any gain or loss will generally be United States source gain or loss for United States foreign tax credit purposes. You should consult your own tax advisor regarding the United States federal income tax treatment of capital gains, which may be taxed at lower rates than ordinary income for individuals and certain other non-corporate U.S. holders, and capital losses, the deductibility of which is subject to limitations. See “– Spanish Taxation – Income Taxes – Taxation of Capital Gains” for a description of how you may be able to obtain an exemption from Spanish capital gains tax upon a sale or other disposition of ordinary shares. You should also consult your own tax advisor regarding the source of such gain or loss, which in certain instances may be foreign source.

        If you receive Euros upon the sale of our ordinary shares, you will realize an amount equal to the U.S. Dollar value of the Euros on the date of the sale (or, if our ordinary shares are traded on an established securities market and you are a cash basis taxpayer or an electing accrual basis taxpayer, the settlement date). You will have a tax basis in the Euros received equal to the U.S. Dollar amount realized. Generally, any gain or loss you realize upon a subsequent disposition of the Euros (including upon an exchange for U.S. Dollars) will be ordinary income or loss and will be United States source income or loss for United States foreign tax credit purposes.

        Passive Foreign Investment Company. We believe that we are not a “passive foreign investment company” (“PFIC”) for United States federal income tax purposes for the current taxable year. We intend to conduct our business and investment activities in a manner that avoids classification as a PFIC in future taxable years and, based on our current projections and forecasts, we do not expect to become a PFIC in the foreseeable future. However, because our PFIC status must be determined on an annual basis based on the composition of our assets and income during a taxable year, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year. If we were considered a PFIC for any taxable year, certain adverse consequences could apply to U.S. holders. The PFIC rules are complex, and you should consult your own tax advisor regarding our status as a PFIC for the current taxable year and any subsequent taxable years and the eligibility, manner and advisability of making a “mark to market” election if we are treated as a PFIC for any of these taxable years.

        Backup Withholding and Information Reporting. Any dividend paid on our ordinary shares to you may be subject to United States federal tax information reporting requirements and to United States backup withholding (the backup withholding rate currently is 28%). In addition, the proceeds of your sale of ordinary shares may be subject to United States federal tax information reporting and to United States backup withholding. Backup withholding will not apply if you (i) are a corporation or other exempt recipient or (ii) you provide a United States taxpayer identification number, certify both that you are a United States person and as to no loss of exemption from backup withholding and otherwise comply with any applicable backup withholding requirements. Any amounts withheld under the United States backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax, provided the required information is furnished to the United States Internal Revenue Service. You should consult your own tax advisor as to your qualification for exemption from backup withholding and the procedure for obtaining such an exemption.

UNDERWRITING

        Merrill Lynch, Pierce, Fenner & Smith Incorporated, Lehman Brothers Inc. and SG Cowen & Co., LLC are acting as representatives of the underwriters named below. Subject to the terms and conditions contained in the underwriting agreement by and among us, the selling shareholders and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the number of shares listed opposite their names below. The address of each of the representatives is: Merrill Lynch, Pierce, Fenner & Smith Incorporated, 4 World Financial Center, New York, New York 10080; Lehman Brothers Inc., 745 Seventh Avenue, New York, New York 10019; and SG Cowen & Co., LLC, 1221 Avenue of the Americas, New York, New York 10020.

Number
Underwriter	of Shares

Merrill Lynch, Pierce, Fenner & Smith Incorporated
Lehman Brothers Inc.
SG Cowen & Co., LLC

Total

        The underwriters have agreed to purchase all of the ordinary shares sold under the underwriting agreement if any of the ordinary shares are purchased. If an underwriter defaults, the underwriting agreement provides that, in certain circumstances, the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

        We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect of those liabilities, to the extent set forth in the underwriting agreement.

        The underwriters are offering the ordinary shares, subject to prior sale, when, as and if issued to and accepted by them, subject to the approval of legal matters by their counsel, including the validity of the ordinary shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions.

Overallotment Option

        We and the selling shareholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,197,100 and 107,900 additional ordinary shares, respectively, at the public offering price on the cover page of this prospectus, less the underwriting discount. The underwriters may exercise such option initially with respect to the selling shareholders’ ordinary shares on a pro rata basis and then with respect to additional ordinary shares from us to purchase solely for the purpose of covering overallotments, if any, incurred in the sale of the ordinary shares offered hereby. If the underwriters exercise such option, each will become obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional ordinary shares proportionate to that underwriter’s initial amount reflected in the above table. We will not receive any proceeds of the sale of any ordinary shares by the selling shareholders.

Commissions and Discounts

        The underwriters have advised us that the underwriters propose initially to offer the ordinary shares to the public at the public offering price on the cover page of this prospectus, and to certain dealers at that price less a concession not in excess of $          per ordinary share. The underwriters may allow, and the dealers may reallow, a concession not in excess of $          per ordinary share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

        The following table shows the per share initial public offering price, underwriting discount and proceeds before expenses to us and the selling shareholders. The information assumes either no exercise or full exercise by the underwriters of their overallotment options.

	Per Share	Without Option	With Option

Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to the selling shareholders	$	$	$

        The expenses of the offering, not including the underwriting discount, are estimated at € 3.7 million. Abengoa has agreed to fully reimburse these expenses.

No Sales of Similar Securities

        We, our executive officers, directors and all of our other shareholders have agreed not to sell or transfer any of our ordinary shares for 180 days after the date of this prospectus without first obtaining the written consent of the representatives. Specifically, we and these other individuals have generally agreed not to directly or indirectly:

•	offer, pledge, sell or contract to sell any ordinary shares;

•	sell any option or contract to purchase any ordinary shares;

•	purchase any option or contract to sell any ordinary shares;

•	grant any option, right or warrant for the sale of any ordinary shares;

•	lend or otherwise dispose of or transfer any ordinary shares;

•	request or demand that we file a registration statement related to the ordinary shares; or

•	enter into any swap or other agreement that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of any ordinary shares whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

        This lock-up provision applies to the ordinary shares and to securities convertible into or exchangeable or exercisable for or repayable with the ordinary shares. It also applies to the ordinary shares owned now or acquired later by the person executing the agreement or as to which the person executing the agreement later acquires the power of disposition.

Quotation on the Nasdaq National Market

        We have applied to have our ordinary shares quoted in the Nasdaq National Market under the symbol “TLVT.” Our ordinary shares will not be listed on any exchange or otherwise quoted for trading in Spain.

        Before this offering, there has been no public market for our ordinary shares and our ordinary shares have not been approved for listing or quotation. The public offering price will be determined through negotiations among us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, our past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our business; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

        An active trading market for the ordinary shares may not develop. It is also possible that after the offering the ordinary shares will not trade in the public market at or above the public offering price.

        The underwriters do not expect to sell more than 5% of the ordinary shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

        Until the distribution of the ordinary shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our ordinary shares. However, the representatives may engage in transactions that stabilize the price of the ordinary shares, such as bids or purchases to peg, fix or maintain that price.

        If the underwriters create a short position in the ordinary shares in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the representatives may reduce that short position by purchasing the ordinary shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the overallotment option described above. The underwriters may sell more ordinary shares than could be covered by exercising all of the overallotment option, in which case, they would have to cover these sales through open market purchases. Purchases of ordinary shares to stabilize their price or to reduce a short position may cause the price of the ordinary shares to be higher than it might be in the absence of such purchases.

        The representatives may also impose a penalty bid on underwriters and selling group members. This means that if the representatives purchase ordinary shares in the open market to reduce the underwriters’ short position or to stabilize the price of such ordinary shares, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those ordinary shares. The imposition of a penalty bid may also affect the price of the shares in that it discourages resales of those ordinary shares.

        Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the ordinary shares. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Selling Restrictions

        This prospectus does not constitute an offer of, or an invitation by or on behalf of us, or by or on behalf of the underwriters, to subscribe for or purchase, any of the ordinary shares in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in that jurisdiction. The distribution of this prospectus and the offering of the ordinary shares in certain jurisdictions may be restricted by law. We and the underwriters require persons into whose possession this prospectus comes to inform themselves about and to observe any such restrictions.

        The ordinary shares have not, whether directly or indirectly, been offered or sold and, for up to six months following the consummation of this offering, will not be offered or sold to persons in the United Kingdom except to persons whose ordinary activities involve them acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which do not constitute an offer to the public in the United Kingdom for the purposes of the Public Offers of Securities Regulations 1995. We have (i) complied and will comply with all applicable provisions of the FSMA in respect of anything done by us in relation to the ordinary shares in, from or otherwise involving the United Kingdom and (ii) only communicated or caused to be communicated, and will only communicate or cause to be communicated, any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the sale of the ordinary shares in circumstances where section 21(1) of the FSMA does not apply to us, to persons who fall within the exemptions to section 21 of the FSMA set out in The Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (the “Order”) (including to persons exempted under Article 19 (Investment Professionals) or Article 49(2)(a) to (d) (high net worth companies, unincorporated associations etc.) of the Order) or to persons to whom the invitation or inducement may otherwise lawfully be communicated or cause to be communicated.

        Each underwriter has also acknowledged and agreed that it is aware that the ordinary shares may not be offered, advertised or sold in Spain except in accordance with the requirements of the Spanish Securities Market Law and Royal Decree 291/1992, on issues and Public Offering of Securities as amended or restated by Royal Decree 2590/1998 of 7 December (the “R.D. 291/92”). The prospectus is not verified nor registered in the administrative registries of the National Stock Exchange Commission (“CNMV”) in Spain, and therefore a public offer for subscription of the ordinary shares shall not be promoted in Spain. Notwithstanding the above, the ordinary shares may be offered in Spain subject to the requirements set forth in R.D. 291/92, and, in particular, in Article 7.1.a if a private placement of the ordinary shares is addressed exclusively to institutional investors. The institutional investors will be subject to the restriction on the transmission of the ordinary shares to the other investors in Spain that are not institutional investors set forth in Article 7.1.a of R.D. 291/92.

Internet Distribution

        The representatives will be facilitating Internet distribution for this offering to certain of their Internet subscription customers. The representatives intend to allocate a limited number of ordinary shares for sale to their online brokerage customers. An electronic prospectus is available on the Internet Web sites maintained by the representatives. Other than the electronic prospectus, the information on the representatives’ Web sites is not part of this prospectus.

Other Services

        In connection with the registration with the Mercantile Registry of Madrid of the ordinary shares sold by us in the offering, the underwriters have agreed to advance us the funds to facilitate the registration of our capital increase. The underwriters have agreed to reimburse certain expenses of this offering.

EXPENSES OF THE OFFERING

        Our estimated expenses for the issuance and distribution of our ordinary shares in this offering are as follows:

Amount to
Be Paid

Registration fee	€18,000
NASD filing fee	15,000
Blue sky fees and expenses	12,500
Nasdaq National Market entry and annual fees	100,000
Printing and engraving expenses	200,000
Legal fees and expenses	1,300,000
Accounting fees and expenses	1,800,000
Miscellaneous	300,000

Total	€3,745,500

        Abengoa has agreed to fully reimburse these expenses.

LEGAL MATTERS

        The validity of the ordinary shares being offered by this prospectus and other legal matters with respect to Spanish, U.S. federal and New York laws in connection with this offering will be passed upon for us and the selling shareholders by Squire, Sanders & Dempsey L.L.P. Squire, Sanders & Dempsey L.L.P. represents Abengoa and Inversión Corporativa in connection with certain legal matters. Certain legal matters with respect to U.S. federal and New York laws in connection with this offering will be passed upon for the underwriters by Fried, Frank, Harris, Shriver & Jacobson LLP. Certain legal matters with respect to Spanish law in connection with this offering will be passed upon for the underwriters by Uría, Menéndez y Cia, Abogados, S.C., Madrid, Spain.

EXPERTS

        Our consolidated financial statements as at and for the years ended December 31, 2003 and 2002 included in this prospectus have been so included in reliance on the audit report of PricewaterhouseCoopers Auditores, S.L., independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. PricewaterhouseCoopers Auditores, S.L. is a member firm of the Instituto de Contabilidad y Auditoria de Cuentas.

        The combined financial statements of Metso Automation SCADA Solutions Ltd. and Metso Automation SCADA Solutions Inc. as at and for the years ended December 31, 2002 and 2001 included in this prospectus have been so included in reliance on the audit report of the Canadian firm of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The Canadian firm of PricewaterhouseCoopers LLP is a member firm of the Canadian Institute of Chartered Accountants.

ENFORCEABILITY OF CIVIL LIABILITIES

        We are incorporated in Spain and our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders be arbitrated.

        We have appointed CT Corporation System, 111 Eighth Avenue, New York, New York 10011, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States. None of our directors or officers is a national or resident of the United States and substantially all of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state of the United States.

        Our counsel, Squire, Sanders & Dempsey L.L.P., has advised us that there is uncertainty as to whether the courts of Spain would:

•	Recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	Entertain original actions brought in Spain against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement on Form F-1 under the Securities Act of 1933, including relevant exhibits and schedules under the Securities Act with respect to the ordinary shares to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement and its exhibits for further information with respect to us and our ordinary shares. Some of these exhibits consist of documents or contracts that are described in this prospectus in summary form. You should read the entire document or contract for the complete terms. You may read and copy the registration statement and its exhibits at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet Web site at www.sec.gov, from which you can electronically access the registration statement and its exhibits.

        After the offering, we will be subject to the reporting requirements of the Securities Exchange Act of 1934 applicable to foreign private issuers. As a “foreign private issuer,” we will be subject to reduced reporting obligations as compared with U.S. domestic issuers. Because we are a foreign private issuer, the SEC’s rules do not require us to deliver proxy statements or to file quarterly reports on Form 10-Q, among other things. In addition, our “insiders” are not subject to the SEC’s rules that prohibit short-swing trading. Our annual consolidated financial statements will be certified by an independent public accounting firm.

        Even though we are a foreign private issuer, we have agreed with the underwriters:

•	no later than the last date upon which such document is required to be filed, or as soon before as is reasonably practicable, to file with the SEC and post on our website for at least three years a Form 20-F, which filing will include financial statements prepared and presented in U.S. GAAP;

•	no later than 60 days following the end of each of the first three fiscal quarters of each fiscal year, or as soon thereafter as is reasonably practicable, to quarterly furnish to the SEC and post on our website for at least three years a Form 6-K, which submission will include financial statements prepared and presented in U.S. GAAP and will include substantially the same information as required by a Form 10-Q including Management’s Discussion and Analysis of Financial Condition and Results of Operations;

•	to mail to our shareholders an English-language version of the notices of our annual meetings that we are required to publish under Spanish law; and

•	to furnish to the SEC and post on our website for at least three years, within 10 business days, or as soon thereafter as is reasonably practicable, of when a Form 8-K would be required to be filed by a U.S. reporting company, a Form 6-K relating to any of the following: (a) entry into or termination of material agreements not made in the ordinary course of business, (b) creation of a material direct financial obligation or a material obligation under an off-balance sheet arrangement, as well as triggering events that accelerate or increase direct or off-balance sheet obligations,

(c) material costs associated with exit or disposal activities, (d) material impairments, (e) notice of delisting or failure to satisfy listing standards, (f) non-reliance on previously-issued financial statements, related audit reports or completed interim reviews, (g) resignations of a director for any reason, (h) the election of a new director, (i) the appointment or departure of a principal officer, (j) any change in our fiscal year, (k) any amendments to our by-laws, (l) any unregistered sales of our equity securities, (m) any material modifications to rights of holders of our securities, (n) our bankruptcy, insolvency or “concurso”, (o) completion of an acquisition or disposition of assets, (p) any release of material information regarding results of operation and financial condition, (q) any change in control of us, (r) any change in our accountant, (s) any amendment or waiver of our code of ethics and (t) any financial statements of acquired businesses and pro forma financial information (provided that such information is not required to be presented in U.S. GAAP).

To the extent any filing requirements of the SEC are modified in the future, we have also agreed to endeavor to provide such documents as are appropriate given the change in filing requirements. Our agreement with the underwriters does not subject us to SEC enforcement action in the event of our non-compliance.

        We also maintain an Internet Web site at www.telvent.com. Information contained in or connected to our Web site is not a part of this prospectus.

INDEX TO FINANCIAL STATEMENTS

                                             INCLUDED IN PROSPECTUS:

Unaudited Condensed Consolidated Balance Sheets as of June 30, 2004 and December 31, 2003	F-2
Unaudited Condensed Consolidated Statements of Operations for the six months ended June 30, 2004 and 2003	F-3
Unaudited Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2004 and 2003	F-4
Unaudited Condensed Consolidated Statements of Shareholders’ Equity for the six months ended June 30, 2004 and 2003	F-5
Notes to Unaudited Condensed Consolidated Financial Statements	F-6
Report of Independent Registered Public Accounting Firm	F-15
Consolidated Balance Sheets as at December 31, 2003 and 2002	F-16
Consolidated Statements of Operations for the years ended December 31, 2003 and 2002	F-17
Consolidated Statements of Cash Flows for the years ended December 31, 2003 and 2002	F-18
Consolidated Statements of Shareholders’ Equity as at December 31, 2003 and 2002	F-19
Notes to Consolidated Financial Statements	F-20

Schedule I: Condensed Financial Information of Telvent GIT:

(a) Condensed Balance Sheets as of December 31, 2003 and 2002	F-53

(b) Condensed Statements of Operations for the years ended December 31, 2003 and 2002	F-54

(c) Condensed Statements of Cash Flows for the years ended December 31, 2003 and 2002	F-55

(d) Notes to Condensed Financial Statements	F-56

COMBINED FINANCIAL STATEMENTS:

Report of Independent Registered Public Accounting Firm	F-58
Combined Balance Sheets of Metso Automation SCADA Solutions Ltd. and Metso Automation SCADA Solutions, Inc. as at December 31, 2002 and 2001	F-59
Combined Statements of Income and Comprehensive Income (Loss) of Metso Automation SCADA Solutions Ltd. and Metso Automation SCADA Solutions, Inc. for the years ended December 31, 2002 and 2001	F-60
Combined Statements of Changes in Stockholders’ Equity and Mandatorily Redeemable Preferred Shares of Metso Automation SCADA Solutions Ltd. and Metso Automation SCADA Solutions, Inc. for the years ended December 31, 2002 and 2001
F-61
Combined Statements of Cash Flows of Metso Automation SCADA Solutions Ltd. and Metso Automation SCADA Solutions, Inc. for the years ended December 31, 2002 and 2001	F-62
Notes to Combined Financial Statements of Metso Automation SCADA Solutions Ltd. and Metso Automation SCADA Solutions, Inc. for the years ended December 31, 2002 and 2001	F-63

TELVENT

Unaudited Condensed Consolidated Balance Sheets

(In thousands of Euros, except share and per share amounts)

	As of	As of
	June 30,	December 31,
	2004	2003

Assets:
Current assets:
Cash	€17,591	€27,735
Available-for-sale securities and other short-term investments	3,102	3,311
Investments held at cost	1,359	25,490
Derivative contracts	1,599	2,816
Accounts receivable (net of allowances of € 1,690 as of June 30, 2004 and € 2,145 as of December 31, 2003)	81,701	68,287
Unbilled revenues	40,959	25,706
Due from related parties	17,317	65,863
Inventory	25,095	11,361
Deferred tax assets	6,882	7,267
Other current assets	784	646

Total current assets	€196,389	€238,482
Other investments	2,123	2,856
Property, plant and equipment (net of accumulated depreciation of € 26,935 as of June 30, 2004 and € 24,681 as of December 31, 2003)	47,550	48,251
Prepaid expenses and other assets	168	134
Deferred tax assets	9,391	7,034
Other intangible assets (net of accumulated amortization of € 7,587 as of June 30, 2004 and € 4,812 as of December 31, 2003)	7,681	8,400
Goodwill	11,271	11,347

Total assets	€274,573	€316,504

Liabilities and shareholders’ equity:
Current liabilities:
Accounts payable	€104,583	€94,177
Billing in excess of cost and estimated earnings	19,707	10,880
Accrued and other liabilities	11,856	12,092
Income taxes payable	11,344	8,500
Deferred tax liabilities	2,126	2,327
Due to related parties	13,189	60,637
Current portion of long-term debt	8,030	8,826
Short-term debt	972	14,868
Short-term leasing obligations	1,240	879
Derivative contracts	1,744	3,917

Total current liabilities	€174,791	€217,103
Long-term debt less current portion	20,973	25,791
Long-term leasing obligations	1,344	914
Other long-term liabilities	8,991	9,754
Deferred tax liabilities	0	2
Unearned income	2,372	474

Total liabilities	€208,471	€254,038

Minority interest	1,258	1,259
Stock compensation plan, net	1,647	874
Commitments and contingencies (Note 7)
Shareholders’ equity:
Common stock, €3.005 par value, 20,000,000 shares authorized and outstanding, same class and series	60,101	60,101
Cumulative other comprehensive income (loss)	(1,213)	(431)
Retained earnings	4,309	663

Total shareholders’ equity	€63,197	€60,333

Total liabilities and shareholders’ equity	€274,573	€316,504

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TELVENT

Unaudited Condensed Consolidated Statements of Operations

(In thousands of Euros, except share and per share amounts)

	Six Months Ended June 30,

	2004	2003

Revenues	€126,537	€107,797
Cost of revenues	98,143	84,438

Gross profit	€28,394	€23,359

General and administrative	11,355	11,806
Sales and marketing	4,346	3,617
Research and development	3,514	3,171
Depreciation and amortization	3,549	3,191

Total operating expenses	€22,764	€21,785

Income from operations	€5,630	€1,574
Financial (expense), net	(1,894)	(1,155)
Other income, net	62	0

Total other (expense)	(1,832)	(1,155)

Income before income taxes	€3,798	€419
Income tax expense (benefit)	110	(50)

Net income before minority interest	3,688	469
Profit attributable to minority interests	(42)	(15)

Net income	€3,646	€454

Earnings per share
Basic and diluted net income per share	€0.18	€0.02

Weighted average number of shares outstanding
Basic and diluted	20,000,000	20,000,000

The consolidated statement of operations includes the following income and (expense) items from transactions with related parties:

	Six Months Ended
	June 30,

	2004	2003

Revenues	€6,254	€5,314
Cost of revenues	(3,498)	(3,819)
General and administrative	(1,981)	(2,482)
Financial income (expense), net	(450)	(260)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TELVENT

Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands of Euros, except share and per share amounts)

	Six Months Ended
	June 30,

	2004	2003

Cash flow from operating activities:
Net income before minority interest	€3,688	€469
Adjustments to reconcile net income to net cash provided by (used in) operating income	6,765	8,967
Change in operating assets and liabilities	(19,274)	(7,290)
Changes in operating assets and liabilities due to joint ventures	1,062	—

Net cash (used in) provided by operating activities	€(7,759)	€2,146

Cash flow from investing activities:
Restricted cash – guaranteed deposit of long term investments	—	(8,026)
Due from related parties	23,038	1,983
ICX acquisition, net of cash	(721)	—
Metso acquisition, net of cash	(5,225)	(20,428)
Purchase of property, plant and equipment	(2,255)	(4,110)
Sale of Xfera, net of guarantees, and other investments	26,104	492

Net cash provided by (used in) investing activities	€40,941	€(30,089)

Cash flow from financing activities:
Proceeds from short-term and long-term debt	1,662	14,412
Repayment of short-term and long-term debt	(20,159)	(1,511)
Due to related parties	(27,925)	(5,084)

Net cash (used in) provided by financing activities	€(46,422)	€7,817

Net (decrease) increase in cash	€(13,240)	(20,126)
Net effect of foreign exchange in cash and cash equivalents	(153)	(786)
Cash at the beginning of period	27,735	32,731
Joint venture cash and cash equivalents at the beginning of period	3,249	—

Cash at the end of period	€17,591	€11,820

Supplemental disclosure of cash information:
Cash paid during the quarter:
Interest	€3,240	€3,826

Non-cash transactions:

As a result of the new bilateral credit agreement signed in 2004 and described in Note 7 to these Unaudited Condensed Consolidated Financial Statements, there was a direct netting of € 24,357 of balances due to and from related parties.

The ICX acquisition has a deferred contingent payment of € 837 that was accounted for as an account payable.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TELVENT

Unaudited Condensed Consolidated Statements of Shareholders’ Equity

(In thousands of Euros, except share and per share amounts)

						Accumulated
	Ordinary Shares		Additional	Unearned		Other	Total
			Paid-In	Stock Based	Retained	Comprehensive	Shareholders’
	Shares	Amount	Capital	Compensation	Earnings	Income/(Loss)	Equity

Balance, December 31, 2002	20,000,000	€60,101	€—	€—	€2,346	€(1,254)	€61,193
Net income	—	—	—	—	454	—	454
Foreign currency translation adjustment	—	—	—	—	—	1,873	1,873

Balance, June 30, 2003	20,000,000	€60,101	€—	€—	€2,800	€619	€63,520

						Accumulated
	Ordinary Shares		Additional	Unearned		Other	Total
			Paid-In	Stock Based	Retained	Comprehensive	Shareholders’
	Shares	Amount	Capital	Compensation	Earnings	Income/(Loss)	Equity

Balance, December 31, 2003	20,000,000	€60,101	€—	€—	€663	€(431)	€60,333
Net income	—	—	—	—	3,646	—	3,646
Unrealized gains (losses) on available-for-sale securities, net of taxes	—	—	—	—	—	(404)	(404)
Foreign currency translation adjustment	—	—	—	—	—	(378)	(378)

Balance, June 30, 2004	20,000,000	€60,101	€—	€—	€4,309	€(1,213)	€63,197

        Effective April 15, 2004, the shareholders approved a 200 for 1 split of the Company’s ordinary shares, which caused shares to increase from 100,000 to 20,000,000. The nominal value of the shares decreased accordingly from € 601.01 to € 3.005.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

TELVENT

Notes to Unaudited Condensed Consolidated Financial Statements

(In thousands of Euros, except share and per share amounts)

1.	Description of Business

Telvent GIT, S.A. (“Telvent” or the “Company”) is an information technology company that provides value-added real-time products and services solutions to customers in targeted industrial sectors (Energy, Environment, Traffic, Transport) primarily in Spain, North America, Latin America (including Mexico) and China. These products and services solutions enable its customers to more efficiently manage their core operations and business processes.

2.	Significant Accounting Policies

Basis of Presentation

The accompanying condensed consolidated financial statements (the “Unaudited Condensed Consolidated Financial Statements”) have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (SEC).

The Unaudited Condensed Consolidated Financial Statements are unaudited but include all adjustments (consisting of normal recurring adjustments) which the Company’s management considers necessary for a fair presentation of the financial position as of such dates and the operating results and cash flows for those periods. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the U.S. have been condensed or omitted pursuant to such SEC rules and regulations. The results of operations for the six months ended June 30, 2004 may not necessarily be indicative of the operating results that may be expected for the entire year. The Unaudited Condensed Consolidated Financial Statements contained herein should be read in conjunction with the financial statements and notes thereto for the years ended December 31, 2003 and 2002.

Stock Compensation Plan

The Company applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and related interpretations in accounting for its formula based stock purchase plan. Compensation expense is recognized in earnings at the balance sheet date based on a formula with the exception of shares granted after January 1, 2003, where compensation expense has been recognized based on the excess, if any, of the fair-value of the Company’s stock at the grant date of the award over the amount an employee is required to pay to acquire the stock. The Company discloses pro forma earnings and earnings per share to reflect compensation costs in accordance with the methodology prescribed under SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS 123”).

As allowed by SFAS 148, Accounting for Stock-Based Compensation – Transition and Disclosure the Company has elected to continue to utilize the accounting method prescribed by APB 25. The applicable disclosure

TELVENT

Notes to Unaudited Condensed Consolidated Financial Statements

(In thousands of Euros, except share and per share amounts)

requirements of SFAS 148 have been provided below for the six months ended June 30, 2004 and June 30, 2003:

	Six Months Ended
	June 30,

	2004	2003

Net income as reported	€3,646	€454
Basic and diluted earnings per share as reported in Euro	€0.18	€0.02
Share-based compensation cost included in net income as reported	€772	€266
The additional share-based employee compensation cost that would have been included in the determination of net income if the fair value based method had been applied to all awards	€775	€984
Pro forma net income/(loss) as if the fair value based method had been applied to all awards	€2,871	€(510)
Pro forma basic and diluted earnings/(losses) per share as if the fair value based method had been applied to all awards in Euro	€0.14	€(0.03)

Revenue Recognition

The Company has adopted the provisions of Emerging Issues Task Force Issue 00-21 “Accounting for Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”) as of January 1, 2004. EITF 00-21 addresses the accounting treatment for an arrangement to provide the delivery or performance of multiple products and/or services where the delivery of a product or system or performance of services may occur at different points in time or over different periods of time. The Emerging Issues Task Force reached a consensus regarding, among other issues, the applicability of the provisions regarding separation of contract elements in EITF 00-21 to contracts where one or more elements fall within the scope of other authoritative literature, such as SOP 81-1. EITF 00-21 does not impact the use of SOP 81-1 for contract elements that fall within the scope of SOP 81-1, such as the implementation or development of an information technology system to client specifications under a long-term contract. EITF 00-21 did not have a material impact on our financial position or results of operations for the six months ended June 30, 2004.

FIN 46, Consolidation of Variable Interest Entities

In January 2003, the FASB issued FIN 46 Consolidation of Variable Interest Entities, as an interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements. This was revised in December 2003 and re-issued as FIN 46-R.

FIN 46-R addresses consolidation of variable interest entities (“VIEs”) by parties holding variable interests in those entities. An entity is considered a VIE if the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support or if the equity investors lack one of the following three characteristics of a controlling financial interest. First, the equity investors lack the ability to make decisions about the entity’s activities through voting rights or similar rights. Second, they do not bear the obligation to absorb the expected losses of the entity if they occur. Lastly, they do not claim the right to receive expected returns of the entity if they occur, which is compensation for the risk of absorbing the expected losses.

FIN 46-R requires that VIEs are consolidated by its primary beneficiary, which is the interest holder exposed to the majority of the entity’s expected losses or residual returns. In 2003, in accordance with the transition provisions of FIN 46-R, the Company adopted FIN 46-R for all VIEs created or acquired after January 31,

TELVENT

Notes to Unaudited Condensed Consolidated Financial Statements

(In thousands of Euros, except share and per share amounts)

2003; see Note 3 to these Unaudited Condensed Consolidated Financial Statements. The Company adopted FIN 46-R for all remaining VIEs from January 1, 2004.

Income Taxes

The Company has calculated the income tax expense (credit) based on the estimated tax charge for the full year in accordance with APB 28. The variations in the relationship between income tax expense and pre-tax accounting income are primarily due to the effect of research and development expenditures that are a permanent deduction for tax purposes.

3.	Investments in Joint Ventures

The Company participates in joint venture arrangements or Union Temporal de Empresas (“UTEs”) in connection with its share of certain long-term service contracts.

These joint ventures are variable interest entities as they have no equity and are operated through a management committee comprised of equal representation from each of the venture partners, which makes decisions about the joint venture’s activities that have a significant effect on its success. Transfer restrictions in the agreements establish a de facto agency relationship between all venture partners. In accordance with FIN 46-R, the Company consolidates those joint ventures where it is the partner most closely associated with the joint venture.

In accordance with transition provisions of FIN 46-R, the Company applied FIN 46-R to all variable interest entities created prior to February 1, 2003 as of January 1, 2004. Prior period financial statements have not been restated. Because these entities were previously accounted for under the equity method of accounting, the impact of consolidation of certain of these variable interest entities (where the Company is either the primary beneficiary or the partner most closely associated with the joint venture) did not result in any cumulative effect of a change in accounting principle upon adoption of FIN 46-R as of January 1, 2004.

As of June 30, 2004 the increase of total assets from these consolidated entities amounts to € 16,372. Total revenue recognized during the six months ended June 30, 2004 with respect to these consolidated joint ventures was € 17,407, including € 10,032 of revenues of other venture partners in these arrangements. A corresponding cost due to other venturers of € 9,485 is recognized in cost of revenues. These revenues and equivalent cost of revenues were recognized based on the billings of the other venturers to the UTE. There are no consolidated assets that are collateral for the UTEs’ obligations. The enterprise’s maximum exposure to loss as a result of its involvement with the UTEs that are not consolidated is € 544.

4.	Inventory

Inventory consists of the following:

	As of	As of
	June 30,	December 31,
	2004	2003

Raw materials	€837	€1,034
Work-in-progress	24,258	10,327

	€25,095	11,361

5.	Investment in Xfera

As of June 24, 2004, the Company sold its investment in Xfera and transferred the associated guarantee obligations to a company within Abengoa, Telvent Investments S.L. The sale price for this investment was the

TELVENT

Notes to Unaudited Condensed Consolidated Financial Statements

(In thousands of Euros, except share and per share amounts)

carrying value at that date of € 26,358. The amount of the guarantee obligations that were transferred was € 35,819. No gain or loss on sale was recorded. For further information on the investment in Xfera, see Note 6 to the Consolidated Financial Statements.

6.	Long-term debt

As of March 31, 2004, Telvent Canada was in breach of one of the quarterly covenant requirements in the credit facilities it has with LaSalle Bank. As of June 11, 2004 it received a waiver for the covenant breach as of March 31, 2004. The waiver also included a reduced covenant requirement as of June 30, 2004, which Telvent Canada satisfied. However, as of June 30, 2004, Telvent Canada would have been in breach of the original covenant, if applicable. As of September 30, 2004 the original covenant requirement will be applicable and will remain in place for the duration of the credit facility. The Company believes that it is not probable that Telvent Canada will fail to meet the covenant requirement at September 30, 2004 and at other measurement dates within the next 12 months. The Company has reached this conclusion based upon current budgets and forecasts. The Company continues to monitor and revise its internal forecasts periodically.

7.	Due to and from related parties

On April 20, 2004, the Company established a new bilateral credit arrangement with Abengoa which replaced the prior credit arrangements that the Company and its subsidiaries had with Abengoa. Under this new arrangement, the Company and Abengoa may borrow funds from or lend funds to each other, from time to time and upon not less than twenty-four hours’ notice, up to a maximum of € 45,000 (or the equivalent amount in any other currency quoted in the Spanish currency market). The bilateral contract allows the Company to net the amounts outstanding between borrowers and lenders. Borrowings under this credit arrangement bear interest at EURIBOR, or LIBOR for borrowings other than in Euros, plus 75 basis points per year for a period not to exceed one year, with interest added to the outstanding balance. Each borrowing matures on the last date of the fiscal year in which such borrowing was made, without requiring any earlier payment of principal. This credit arrangement is optional and either the Company or Abengoa may elect not to make loans to the other. This arrangement has an initial term ending December 31, 2004, and renews for annual one-year terms until terminated by either party. Our indebtedness under this arrangement as of June 30, 2004 was € 1,853, after giving effect to the use of € 25,624 of proceeds from our disposition of our Xfera investment, and € 43,147 remained available to us as of this date.

The terms of the prior arrangements with members of the Abengoa Group were substantially the same as this arrangement except the prior arrangements involved many of the Company’s subsidiaries, were € 90,000 in aggregate and created firm, and not optional, lending commitments from all involved parties.

8.	Commitments and Contingencies

Guarantees

Performance Guarantees

In the normal course of business the Company provides performance guarantees in the form of performance bonds to customers that obligate the Company to fulfill the terms of the underlying contract. These bonds are for a fixed monetary amount and match the duration of the underlying contract that is generally between 18 and 36 months. The Company requests similar bonds from sub-contractors to mitigate this risk. The guarantees are generally not drawn upon as the Company will usually successfully complete the contract or renegotiate contract terms.

TELVENT

Notes to Unaudited Condensed Consolidated Financial Statements

(In thousands of Euros, except share and per share amounts)

Financial Guarantees

On May 28, 2002, Abengoa entered into a syndicated loan facility in the amount of € 500,000 that is guaranteed by members of the Abengoa Group including two of the Company’s subsidiaries. The facility, which expires in 2008, is used to finance projects and other investments in the business and activities of the Abengoa Group.

The Company has provided € 1,735 of other financial guarantees given to companies within Abengoa. Included in that amount is a guarantee in the amount of € 593 given by the Company in connection with its investment commitments acquired by the Company in relation to a radio or “LMDS” license.

As of June 30, 2004, the Company maintains the following guarantees:

	As of June 30,

		Estimated
	Maximum	Proceeds from	Carrying
	Potential	Collateral/	Amount of
	Payments	Recourse	Liabilities

Performance guarantees	€83,277	6,809	—
Financial guarantees	502,051	—	600

	€585,328	6,809	600

The maximum potential payments represent a “worse-case scenario,” and do not necessarily reflect expected results. Estimated proceeds from collateral and recourse represent the anticipated value of assets that could be liquidated or received from other parties to offset the Company’s payments under guarantees.

Product Warranties

The Company provides warranties in connection with all of its sales contracts except for housing, hosting and maintenance contracts. Warranties typically range from one to two years depending on the contract and cover factors such as non-conformance to specifications and defects in materials and workmanship. Based on its historical experience, the Company has not incurred any material costs associated with servicing its warranties, and therefore does not accrue for such costs.

9.	Other Costs

During the six months ended June 30, 2004, the Company incurred costs of € 2,152 in connection with the preparation for its initial public offering. These costs were professional fees relating to accounting advice and legal costs associated with the registration statement. Telvent’s parent company, Abengoa, has agreed to fully reimburse these costs. As of June 30, 2004 these costs have been capitalized in the interim consolidated financial statements of Telvent.

10.	Stock Compensation Plan

In March 2004, certain of the Company’s employees, including members of its management team, were granted additional shares under the stock compensation plan established by Abengoa. All shares were sold at a post-split price of € 3.005 per share (€ 601.01 pre-split). The estimated fair value on the date of grant was € 12.37, the midpoint of the estimated offering price range (€ 2,475 pre-split). The total number of shares acquired by these employees was 140,000, which increased the total share capital ownership of employees to 9.236%. The Company recorded € 1,312 of deferred compensation in relation to the sale of shares at the date of grant.

TELVENT

Notes to Unaudited Condensed Consolidated Financial Statements

(In thousands of Euros, except share and per share amounts)

11.	Business combinations

Acquisition of ICX Sistemas, S.A.

On May 21, 2004, the Company purchased 100% of the shares of ICX Sistemas, S.A. (“ICX”). ICX is engaged in the development of applications and services for the public administration and health care sector. The aggregate purchase price was € 1,778 in cash, including acquisition expenses of € 104. The Company paid 50% of the total consideration at closing, with the remainder to be paid six months thereafter. The remaining 50% was held to cover the possibility of any additional contingencies arising in that six-month period. The Company acquired ICX in order to take advantage of potential synergies with Telvent’s current health care solutions in public health management systems. The Company has not yet performed a formal purchase price allocation, however, as the purchase price was negotiated to reflect the carrying values of the assets and liabilities of ICX, the Company does not believe that the amount of any goodwill associated with this acquisition will be significant.

12.	Segments and Geographic Information

For management reporting purposes, the Company’s segment results and geographic information are reported to management under Spanish GAAP. The differences between Spanish GAAP and US GAAP applicable to the segment information are described in Note 22 to the Consolidated Financial Statements.

The Company has five reportable operating segments. The segments are grouped with reference to the types of services provided and the types of clients that use those services. The Company assesses each segment’s performance based on net revenues and gross profit or contribution margin. The five reportable operating segments are Energy, Traffic, Transport, Environment and Other. There are no inter-segment revenues. All revenues and costs recorded by segment represent direct costs. Indirect and corporate costs are included in “other corporate operating expenses” and are not allocated to the segments.

•	Energy comprises three principal areas focusing on oil, gas and electricity markets. It offers flow systems and services such as flow measurement applications, applications for leak detection systems, and revenue accounting programs.

•	Traffic provides services such as traffic management systems, incident detection, intersection control and city access management systems.

•	Transport focuses on ticketing systems for railways and public transportation systems, such as automated toll solutions for highways and access control and payment systems for parking.

•	Environment provides water and wastewater management applications, as well as meteorological information system services and solutions.

TELVENT

Notes to Unaudited Condensed Consolidated Financial Statements

(In thousands of Euros, except share and per share amounts)

In addition to the targeted market sectors described in the four segments above, some of the business historically has been derived from other operations mainly related to our real-time process outsourcing activities and is included in the Other segment.

	Six Months Ended June 30, 2004

						U.S. GAAP
	Energy	Traffic	Transport	Environment	Other	Adjustments	Total

Net revenues	€43,133	€26,738	€7,304	€11,531	€10,682	€27,149	€126,537
Cost of revenues	32,384	18,001	6,004	9,186	6,643	25,925	98,143

Gross profit	€10,749	€8,737	€1,300	€2,345	€4,039	€1,224	€28,394

Operating expenses							22,764
Other expenses							1,832

Income before income taxes							€3,798

	Six Months Ended June 30, 2003

						U.S. GAAP
	Energy	Traffic	Transport	Environment	Other	Adjustments	Total

Net revenues	€42,334	€35,324	€9,108	€8,976	€8,341	€3,714	€107,797
Cost of revenues	31,080	27,927	7,704	6,921	6,611	4,195	84,438

Gross profit	€11,254	€7,397	€1,404	€2,055	€1,730	€(481)	€23,359

Operating expenses							21,785
Other expenses							1,155

Income before income taxes							€419

Segment assets of the Company are as follows:

	As of June 30, 2004

	Energy	Traffic	Transport	Environment	Other	Total

Segment assets	€77,477	€48,622	€13,282	€20,818	€63,880	€224,079
Unallocated assets						28,790
U.S. GAAP adjustments						21,704

Total assets						€274,573

	As of December 31, 2003

	Energy	Traffic	Transport	Environment	Other	Total

Segment assets	€104,380	€55,827	€14,621	€17,093	€63,574	€255,495
Unallocated assets						53,780
U.S. GAAP adjustments						7,229

Total assets						€316,504

Unallocated assets include certain financial investments and other assets held for the benefit of the entire Company.

TELVENT

Notes to Unaudited Condensed Consolidated Financial Statements

(In thousands of Euros, except share and per share amounts)

Geographic Information

        As of June 30, 2004 and June 30, 2003, sales outside of Spain comprised 48.3% and 47.7% of the Company’s revenues, respectively, under Spanish GAAP. Net revenue consists of sales to customers in the following countries or areas:

	As of June 30, 2004

	2004	2003

Spain	€51,426	€54,487
Latin America	19,027	21,791
North America	14,066	11,930
China	2,503	4,745
Other Countries	12,366	11,130
U.S. GAAP Adjustments	27,149	3,714

	€126,537	€107,797

        The most significant investments included in long-lived assets, net of depreciation, outside of Spain are located in:

	As of June 30,

	2004	2003

Portugal	€5,645	€5,748
North America	941	1,112
Latin America	266	279
China	—	—

	€6,852	€7,139

13.	Subsequent Events

Acquisition of XWave

At July 31, 2004, the Company purchased the western region business unit of Xwave Solutions Inc. Formerly part of the Halifax-based Aliant Company, Xwave specializes in customized IT solutions for a variety of sectors including Oil & Gas, primarily focused in Alberta, Canada. The aggregate purchase price was € 1,877. The purchase price has two components: a payment of € 1,583, being the amount of € 1,877 minus an estimated working capital adjustment, calculated based on a pro-forma balance sheet as of July 31, 2004, in the amount of € 295 and a contingent, deferred payment in the amount of € 626 that is payable 18 months from the closing date provided that certain conditions have been met.

Financial Guarantees

As of May 21, 2004, the Company requested that two of its subsidiaries be released as guarantors and obligors of a € 500,000 syndicated loan facility, which is also guaranteed by members of the Abengoa Group. As of July 9, 2004, the syndicate loan agent accepted the request and waived the guarantees given by the Company’s subsidiaries in respect of this loan, subject to the closing of the initial public offering and the addition of other guarantors and obligors other than Telvent companies.

TELVENT

Notes to Unaudited Condensed Consolidated Financial Statements

(In thousands of Euros, except share and per share amounts)

Sales of Investments

        In August 2004, Telvent sold additional minority interests to Telvent Investments for a net amount of € 9,771.

Paseo de la Castellana, 43
28046 Madrid
Tel. +34 915 684 400
Fax +34 913 083 566

Report of Independent Registered Public Accounting Firm

To the board of directors and shareholders of Telvent GIT, S.A.

We have audited the accompanying consolidated balance sheets of Telvent GIT, S.A. and its subsidiaries as of December 31, 2003 and December 31, 2002, and the related consolidated statements of operations, shareholders’ equity and cash flows for the years then ended. In connection with our audits of the consolidated financial statements, we have also audited the related financial statement Schedule I. These consolidated financial statements and the financial statement Schedule I are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement Schedule I based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Telvent GIT, S.A. and its subsidiaries at December 31, 2003 and December 31, 2002 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement Schedule I presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

PricewaterhouseCoopers Auditores, S.L.
Madrid, Spain

August 25, 2004

PricewaterhouseCoopers Auditores, S. L. - R. M. Madrid, hoja 87.250-1, folio 75, tomo 9.267, libro 8.054, sección 3a

Inscrita en el R.O.A.C. con el número S0242 - CIF: B-79031290

TELVENT

Consolidated Balance Sheets

(In thousands of Euros, except share and per share amounts)

	As of December 31,

	2003	2002

Assets:
Current assets:
Cash	€27,735	€32,731
Restricted cash	—	49,681
Available-for-sale securities and other short-term investments	3,311	2,546
Investments held at cost	25,490	—
Derivative contracts	2,816	3,160
Accounts receivable (net of allowances of € 2,145 in 2003 and € 646 in 2002)	68,287	62,518
Unbilled revenues	25,706	18,417
Due from related parties	65,863	65,957
Inventory	11,361	9,141
Deferred tax assets	7,267	5,698
Other current assets	646	2,070

Total current assets	€238,482	€251,919
Other investments	2,856	30,814
Property, plant and equipment	48,251	46,139
Prepaid expenses and other assets	134	45
Deferred tax assets	7,034	6,746
Other intangible assets	8,400	45
Goodwill	11,347	—

Total assets	€316,504	€335,708

Liabilities and shareholders’ equity:
Current liabilities:
Accounts payable	€94,177	€85,523
Billing in excess of cost and estimated earnings	10,880	15,869
Accrued and other liabilities	12,092	4,741
Income taxes payable	8,500	9,023
Deferred tax liabilities	2,327	1,290
Due to related parties	60,637	105,864
Current portion of long-term debt	8,826	4,096
Short-term debt	14,868	16,775
Short-term leasing obligations	879	535
Derivative contracts	3,917	2,495

Total current liabilities	€217,103	€246,211
Long-term debt less current portion	25,791	15,282
Long-term leasing obligations	914	1,052
Other long-term liabilities	9,754	10,053
Deferred tax liabilities	2	98
Unearned income	474	60

Total liabilities	€254,038	€272,756

Minority interest	1,259	1,292
Stock compensation plan, net	874	467

	2,133	1,759
Commitments and contingencies (Note 17)
Shareholders’ equity:
Common stock, € 3.005 par value, 20,000,000 actual shares authorized and outstanding, same class and series	60,101	60,101
Cumulative other comprehensive income (loss)	(431)	(1,254)
Retained earnings	663	2,346

Total shareholders’ equity	€60,333	€61,193

Total liabilities and shareholders’ equity	€316,504	€335,708

The accompanying notes are an integral part of these consolidated financial statements.

TELVENT

Consolidated Statements of Operations

(In thousands of Euros, except share and per share amounts)

	Year Ended December 31,

	2003	2002

Revenues	€257,732	€219,435
Cost of revenues	202,149	180,752

Gross profit	€55,583	€38,683

General and administrative	18,807	18,536
Sales and marketing	9,091	3,705
Research and development	11,278	5,772
Depreciation and amortization	5,943	3,116
Impairment charges	1,589	2,290

Total operating expenses	€46,708	€33,419

Income from operations	€8,875	€5,264
Financial income (expense), net	(4,381)	(1,463)
Other income (expense), net	(665)	34

Total other income (expense)	(5,046)	(1,429)

Income before income taxes	€3,829	€3,835
Income tax expense (benefit)	(809)	(1,210)

Net income before minority interest	4,638	5,045
Profit attributable to minority interests	(124)	(374)

Net income	€4,514	€4,671

Earnings per share
Basic and diluted net income per share	€0.23	€0.23

Weighted average number of shares outstanding
Basic and diluted	20,000,000	20,000,000

The consolidated statement of operations includes the following income and (expense) items from transactions with related parties (see Note 21 to the consolidated financial statements):

	Year Ended
	December 31,

	2003	2002

Revenues	€15,914	€8,994
Cost of revenues	(7,329)	(11,567)
General and administrative	(1,198)	(2,455)
Financial income (expense), net	(527)	(26)

The accompanying notes are an integral part of these consolidated financial statements.

TELVENT

Consolidated Statements of Cash Flows

(In thousands of Euros, except share and per share amounts)

	Year Ended December 31,

	2003	2002

Cash flow from operating activities:
Net income before minority interest	€4,638	€5,045
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	5,945	4,128
Impairment of investments held at cost	1,589	2,290
Foreign exchange (gains) losses	3,535	(361)
Allowance for doubtful accounts	1,627	—
Deferred income taxes	4,356	2,565
Compensation related to the stock compensation plan	407	467
Change in operating assets and liabilities
Accounts receivables	2,534	(5,629)
Inventory	7,343	(4,930)
Unbilled revenues	(7,289)	(7,249)
Accounts payable, related parties and other assets	(3,602)	6,246
Billing in excess of cost and estimated earnings on uncompleted contracts	(4,989)	3,038
Accrued and other liabilities	(3,833)	1,502

Net cash provided by operating activities	€12,261	€7,112

Cash flow from investing activities:
Restricted cash – guaranteed deposit of long term investments	49,681	(49,681)
Due from related parties	(5,915)	11,122
Purchase of available-for-sale securities	(1,077)	—
Maturities of available-for-sale securities	312	—
Metso acquisition, net of cash	(20,428)	—
Purchase of property, plant and equipment	(3,547)	(19,834)
Acquisition of other investments	—	(35,847)
Recovery of cost of guarantees	869	—
Proceeds from sale of fixed assets	—	1,162

Net cash (used in) provided by investing activities	€19,895	€(93,078)

Cash flow from financing activities:
Proceeds from short-term debt and long-term debt	16,894	32,163
Repayment of short-term and long-term debt	(3,495)	(15,360)
Due to related parties	(40,088)	95,738
Dividends paid	(6,197)	(8,400)

Net cash (used in) provided by financing activities	€(32,886)	€104,141

Net (decrease) increase in cash	(730)	18,175
Net effect of foreign exchange in cash and cash equivalents	(4,266)	(2,308)
Cash at the beginning of period	32,731	16,864
Cash at the end of period	€27,735	€32,731

Supplemental disclosure of cash information:
Cash paid during the year:
Income taxes	€167	€—
Interest	€8,254	€3,975

The accompanying notes are an integral part of these consolidated financial statements.

TELVENT

Consolidated Statements of Shareholders’ Equity

(In thousands of Euros, except share and per share amounts)

	Ordinary Shares			Accumulated Other	Total
			Retained	Comprehensive	Shareholders’
	Shares	Amount	Earnings	Income/ (Loss)	Equity

Balance at December 31, 2001	20,000,000	€60,101	€4,296	€(175)	€64,222
Net income	—	—	4,671	—	4,671
Effect of the acquisition of companies under common control	—	—	1,779	—	1,779
Foreign currency translation adjustment	—	—	—	(1,079)	(1,079)
Dividends paid	—	—	(8,400)	—	(8,400)

Balance at December 31, 2002	20,000,000	60,101	2,346	(1,254)	61,193
Net income	—	—	4,514	—	4,514
Unrealized gains on available-for-sale securities, net of taxes	—	—	—	1,068	1,068
Foreign currency translation adjustment	—	—	—	(245)	(245)
Dividends paid	—	—	(6,197)	—	(6,197)

Balance at December 31, 2003	20,000,000	€60,101	€663	€(431)	€60,333

The accompanying notes are an integral part of these consolidated financial statements.

TELVENT

Notes to Consolidated Financial Statements

(In thousands of Euros, except share and per share amounts)

1.	Description of Business

Telvent Sistemas y Redes, S.A. was incorporated on April 4, 2000 and is registered in the Madrid Registry of Companies, Volume 15,370, Folio 164, Sheet No. M-257879, 1st entry, C.I.F. No. A-82631623. Their corporate headquarters are located in Madrid, Spain. At the general shareholders’ meeting held on January 23, 2003, Telvent Sistemas y Redes, S.A. changed its name to Telvent GIT, S.A. (“Telvent” or “the Company”). Telvent is a majority owned subsidiary of Abengoa, S.A. (“Abengoa Group”).

Telvent is an information technology company that provides value-added real-time products and services solutions to customers in targeted industrial sectors (Energy, Environment, Traffic, Transport) primarily in Spain, North America, Latin America (including Mexico) and China. These products and services solutions enable its customers to more efficiently manage their core operations and business processes.

Telvent’s mission-critical real-time products and services solutions collect raw data at the field level, transform that data into operational information, and convert the operational information into business intelligence. Telvent is capable of providing solutions that link this business intelligence to its customers’ enterprise information technology systems.

The configuration of the Group, with Telvent as the parent company, was completed on January 1, 2001, with the contribution of Sainco, and its dependent companies as a subsidiaries of Telvent. The transaction was completed through a capital increase fully subscribed and paid to Abengoa, S.A. Abengoa provided the Company with 1,624,624 shares of Telvent Energía y Medio Ambiente (formerly named Sainco) for € 39,066. Subsequently, on January 19, 2001, at the General Shareholders’ Meeting it was agreed to increase the share capital (9,057 shares, € 5,443), an increase that was fully subscribed and paid by Telvent AG by means of capitalizing its credit held against the Company at the time.

Within these financial statements, “Abengoa” refers to Abengoa, S.A. and its subsidiaries, but excluding Telvent and its subsidiaries. The “Abengoa Group” refers to Abengoa, S.A. and its subsidiaries, including Telvent and its subsidiaries.

2.	Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements of Telvent, together with its subsidiaries, include the accounts of all majority-owned domestic and foreign subsidiaries and variable interest entities that are required to be consolidated. All intercompany profits, transactions and balances have been eliminated in consolidation. Investments in joint ventures and other entities for which the Company does not have control, but does have the ability to exercise significant influence over the operating and financial policies, are accounted for under the equity method. Accordingly, the Company’s share of net earnings and losses from these ventures is included in the consolidated statements of operations. Non-marketable equity investments in which the Company does not exercise control or have significant influence over the operating and financial policies are accounted for using the cost method subject to other-than-temporary impairment.

During 2001 the Company sold Telvent Housing, Telvent Factory, and Telvent Portugal to a company under common control as part of a transaction which was structured in order to receive preferential tax treatment on a potential sale to a third-party investor. The parties did not reach an agreement on the sale conditions and these companies were subsequently repurchased on December 31, 2002 as a part of a reorganization of companies under common control. These companies were sold back to Telvent in order to take advantage of synergies of companies within the same core technology business. The assets and liabilities transferred between Telvent and these companies were accounted for at historical cost in a manner similar to a pooling of interest as required by SFAS 141.

TELVENT

Notes to Consolidated Financial Statements

(In thousands of Euros, except share and per share amounts)

The results of operations of Telvent Housing, Telvent Factory and Telvent Portugal have been combined with the results of operations of Telvent for the year ended December 31, 2002 as though the repurchase of those assets and liabilities had occurred on January 1, 2002 in a manner similar to a pooling of interest. No gains or losses were recognized at the date of these transfers because each transfer was recorded on a historical cost basis between companies under common control. The impact of combining the results of operations of these entities with Telvent was to reduce the consolidated net income of Telvent by € 2,126 in the year ended December 31, 2002.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Restricted Cash

The cash balance represents the Company’s cash in bank accounts and cash on hand. For the purposes of the consolidated statements of cash flows, the Company does not have any cash equivalents. At December 31, 2002, the Company maintained € 49,681 in restricted cash held as a security deposit in relation to guaranties given for the Company’s 3.71% investment in Xfera Móviles S.A (“Xfera”). The restricted cash was held in escrow until July 2003, at which point the conditions requiring restriction were satisfied and the restriction was released.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is used to provide for impairment of receivables on the balance sheet. The balance represents an estimate of probable but unconfirmed losses in the collection of accounts receivable balances. A specific receivable is reviewed for impairment when, based on current information and events, it is deemed probable that contractual amounts will not be fully collected. Factors considered in assessing uncollectability include a customer’s extended delinquency and filing for bankruptcy. An impairment allowance is recorded based on the difference between the carrying value of the receivable and the expected amount of collection.

Financial Instruments

Available-for-Sale Securities

The Company classifies all debt and marketable equity securities as available-for-sale. These are reported at fair value on the balance sheet with unrealized gains and losses reported as a component of accumulated other comprehensive income within shareholders’ equity.

The Company regularly performs a review of each individual security to determine whether any evidence of impairment exists and which is other-than-temporary. This review considers factors such as the duration and amount at which fair value is below cost, the credit standing and prospects of the issuer, and the intent and ability of the Company to hold the security for such sufficient time to allow for any anticipated recovery in fair value.

TELVENT

Notes to Consolidated Financial Statements

(In thousands of Euros, except share and per share amounts)

Derivatives

All derivative instruments are recognized in the financial statements and are measured at fair value regardless of the purpose or intent for holding them. The Company, as part of its foreign currency risk management program, has entered into numerous forward exchange contracts to protect against fluctuations in foreign currency exchange rates on long-term projects and anticipated future transactions. In addition, the Company has entered into interest rate caps in order to manage interest rate risk on certain long-term variable rate financing arrangements.

Although the forward exchange contracts and interest rate caps are used as economic hedges, these transactions are currently recorded at fair value within the balance sheet with related gains and losses recorded in earnings, as the Company could not apply hedge accounting under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities for these transactions on a retroactive basis.

The Company enters into certain long-term binding contracts that are denominated in a currency that is neither the functional or local currency of either party. This feature of the contracts is analogous to an embedded derivative that is bifurcated from the underlying host contract at inception of the contract and similar to freestanding derivatives, is recorded at fair value within the balance sheet with related gains and losses recorded in earnings.

Factoring of Trade Receivables

The Company has entered into several accounts receivable factoring arrangements that provide for the accelerated receipt of approximately € 51,856 of cash for the year ended December 31, 2003 and € 44,410 for the year ended December 31, 2002 on available trade accounts receivable. Under the factoring agreements, the Company sells on a revolving and non-recourse basis, certain of its trade accounts receivable (“Pooled Receivables”) to various financial institutions. These transactions are accounted for as sales because the Company has relinquished control of the Pooled Receivables and the Company does not maintain any continuing involvement with the sold assets. Accordingly, Pooled Receivables sold under these facilities are excluded from receivables in the accompanying balance sheet. The Company incurs commissions of approximately 0.15% to 0.30% of the Pooled Receivable balance. The commission and interest expense are recorded as a charge to earnings in the period in which they are incurred as the commission and interest expense is in effect a loss on the sale of the asset. The total amount of commission expense included in interest expense as of December 31, 2003 and 2002 was € 1,220 and € 1,647, respectively.

Inventory

Inventory is valued at the lower of cost or net realizable value and is determined using the average cost method. Inventory consists of raw materials, work-in-progress, which includes the cost of direct labor, materials and overhead costs related to projects.

TELVENT

Notes to Consolidated Financial Statements

(In thousands of Euros, except share and per share amounts)

Property, Plant and Equipment

Property, plant and equipment are recorded at historical cost and depreciated using the straight-line method over the following estimated useful lives:

Buildings and surface rights	15 years
Integral equipment	3 – 20 years
Furniture and fixtures	7 – 10 years
Computer equipment	3 – 4 years
Vehicles	5 – 12 years
Other	3 – 7 years

Repairs and maintenance are expensed as incurred, while improvements, which increase the economic life of the asset, are capitalized and amortized accordingly. Gains or losses upon sale or retirement of property, plant and equipment are included in the consolidated statement of operations and the related cost and accumulated depreciation are removed from the consolidated balance sheet.

Capitalized Software Development Costs

Software development costs incurred in the period from establishment of technological feasibility of the product up to when the product is available for general release to customers are capitalized. Capitalized costs are then amortized on a straight-line basis over the estimated product life, or on the ratio of current revenue to the total projected product revenue, whichever is greater. To date, the period between achieving technological feasibility, which the Company has defined as the establishment of a working model, which typically occurs when beta testing commences, and the general availability of such software has been short. As such, software development costs qualifying for capitalization have been insignificant.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price of identifiable tangible and intangible net assets over the fair value of these assets as of the date of acquisition. Other intangible assets represent the fair value of intangible assets identified on acquisition. Goodwill is not amortized but is assessed for impairment at least annually using fair value measurement techniques.

Other intangible assets represent identifiable intangibles with a finite life and are recorded at fair value at the date of acquisition and are amortized using the straight-line method over the following estimated useful lives:

Backlog	2 years
Software licenses	4 years
Software technology	5 years
Customer relationships	10 years

Maintenance costs in relation to software technology are expensed in the period in which they are incurred.

The Company has recorded an intangible for customer relationships due to the fact that the Company has historically experienced a high incidence of repeat business for system sales and ongoing service support. The Company identified non-contractual customer relationships (as distinct from contractual backlog) in its oil, gas and water, transit, electric utilities and RTU parts and repair businesses. The customer relationship intangible is being amortized over a ten-year period as the cash flows show strong and consistent net inflows over a ten-year period. Straight-line amortization was chosen for customer relationships because of relatively consistent expected cash flows over the ten-year useful life.

TELVENT

Notes to Consolidated Financial Statements

(In thousands of Euros, except share and per share amounts)

Valuation of Long-Lived Assets

The Company reviews the carrying value of its long-lived assets, including property, plant and equipment, and finite life intangibles whenever events or changes in circumstances indicate that the carrying value may not be recoverable. To the extent the estimated undiscounted future cash inflows attributable to the asset, less estimated undiscounted future cash outflows, are less than the carrying amount, an impairment loss is recognized in an amount equal to the difference between the carrying value of such assets and fair value. Assets for which there is a committed disposition plan, whether through sale or abandonment, are reported at the lower of carrying value or fair value less costs to sell.

Revenues

Revenues consist primarily of two types of revenues, products and services solutions and managed services.

Products and Services Solutions (Projects)

The Company provides products and services solutions under short and long-term fixed-price contracts. The contracts periods range from 3 months to approximately 3 years in length. Income for these contracts is recognized following the percentage-of-completion method, measured by the cost-to-cost method. The revenue earned in a period is based on total actual costs incurred plus estimated costs to completion. Billings in excess of recognized revenues are recorded in “Billing in excess of cost and estimated earnings.” When billings are less than recognized revenues, the differences are recorded in “unbilled revenues.”

Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs, and depreciation costs. Selling, general, and administrative costs are charged to expense as incurred. In the event that a loss or lower profitability is anticipated on the contract, it is immediately recognized in income. Changes in job performance, job conditions, and estimated profitability, and changes to the job scope may result in revisions to costs and income and are recognized in the period in which the revisions are determined.

Managed Services

Managed services contracts include leasing arrangements, maintenance, monthly fixed-rate, and fixed-rate hourly contracts. The Company recognizes revenue earned on the leasing, maintenance, and monthly fixed-rate contracts on a straight-line basis over the term of the contract. For contract arrangements where there is a fixed-rate per hour charge, the income is recorded based on time incurred to date.

The Company receives funds under capital grants from government agencies and other third parties, primarily for the purposes of research and development projects. Amounts received from such parties have been included in unearned income in the balance sheet and are amortized into income during the period in which the services are performed and the revenue is earned.

Cost of Revenues

Cost of revenues includes distribution costs, direct labor, materials and the applicable share of overhead expense directly related to the execution of services and delivery of projects.

General and Administrative

General and administrative expenses include compensation, employee benefits, office expenses, travel and other expenses for executive, finance, legal, business development and other corporate and support-functions

TELVENT

Notes to Consolidated Financial Statements

(In thousands of Euros, except share and per share amounts)

personnel. General and administrative expenses also include fees for professional services, occupancy costs and recruiting of personnel.

Advertising

Advertising costs are expensed as incurred. Advertising expense amounted to approximately € 954 and € 301 in 2003 and 2002, respectively.

Research and Development

Expenditures on research and development are expensed as incurred. The types of cost included in research and development expense include salaries, software, contractor fees, supplies and administrative expenses related to research and development activities. Cash received from government grants are netted against research and development expense in the period received.

Earnings Per Share

A basic earnings per share measure is computed using the weighted average number of common shares outstanding during the period. There were no instruments outstanding during the years ended December 31, 2003 and 2002 that would have a dilutive impact on the earnings per share calculation and accordingly, a separate fully diluted earnings per share measure is not presented.

Effective April 15, 2004, the shareholders approved a 200 for 1 split of ordinary shares, resulting in an increase in the number of shares from 100,000 to 20,000,000. The par value of the shares decreased accordingly from € 601.01 to € 3.005. Related disclosures with these consolidated financial statements have been revised to retrospectively reflect the impact of this change.

Foreign Currency Translation

The functional currency of the Company’s wholly owned subsidiaries is the local currency in which they operate; accordingly, their financial statements are translated into the Euro using the exchange rate at each balance sheet date for assets and liabilities and a weighted average exchange rate for revenues, expenses, gains and losses within the statement of operations. Translation adjustments related to the balance sheet are included in accumulated other comprehensive income as a separate component of shareholders’ equity.

Foreign currency transactions undertaken by the Company and its domestic subsidiaries are accounted for at the exchange rates prevailing on the related transaction dates. Assets and liabilities denominated in foreign currencies are translated to Euros using period-end exchange rates, and income and expense items are translated using a weighted average rate for the relevant period. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of operations except for gains and losses arising from the translation of available-for-sale securities which are recorded in accumulated other comprehensive income as a separate component of shareholders’ equity.

Other Comprehensive Income (Loss)

Other comprehensive income (loss), which is reported in the accompanying statement of shareholders’ equity, consists of net income (loss) and other gains and losses affecting equity that are excluded from net income. For the years ended December 31, 2003 and 2002, the Company’s comprehensive loss consisted of unrealized gains on available for sale securities and the cumulative currency translation adjustment. The tax effect of these adjustments was € 575 and € nil, respectively.

TELVENT

Notes to Consolidated Financial Statements

(In thousands of Euros, except share and per share amounts)

Segments

Segments are identified by reference to the Company’s internal organization structure and the factors that management uses to make operating decisions and assess performance. The Company has five reportable segments consisting of Energy, Traffic, Transport, Environment and Other.

Start-Up Activities

The Company expenses the costs of start-up activities, including formation costs, as incurred.

Stock Compensation Plan

The Company applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and related interpretations in accounting for its formula based stock purchase plan. Compensation expense is recognized in earnings at the balance sheet date based on a formula with the exception of shares granted after January 1, 2003, where compensation expense has been recognized based on the excess, if any, of the fair-value of the Company’s stock at the grant date of the award over the amount an employee is required to pay to acquire the stock. The Company discloses pro forma earnings and earnings per share to reflect compensation costs in accordance with the methodology prescribed under SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS 123”).

As allowed by SFAS 148, Accounting for Stock-Based Compensation – Transition and Disclosure the Company has elected to continue to utilize the accounting method prescribed by APB 25. The applicable disclosure requirements of SFAS 148 have been provided below for the years ended December 31, 2003 and 2002:

	Year Ended
	December 31,

	2003	2002

Net income as reported	€4,514	€4,671
Basic and diluted earnings per share as reported in Euro	€0.23	€0.23
Share-based compensation cost included in net income as reported	€407	€467
The additional share-based employee compensation cost that would have been included in the determination of net income if the fair value based method had been applied to all awards	€2,001	€914
Pro forma net income as if the fair value based method had been applied to all awards	€2,513	€3,757
Pro forma basic and diluted earnings per share as if the fair value based method had been applied to all awards in Euro	€0.13	€0.19

As the shares sold under the incentive plan consist of unvested stock, the fair value applied to arrive at the pro forma earnings and per share data was the estimated market value on the grant date.

Income Taxes

During 2003 and 2002, the Company filed taxes as a part of the consolidated Abengoa Group using the separate return basis. Following the rules for tax consolidation in Spain, subsidiaries with less than 90% interest and foreign subsidiaries file taxes on a stand-alone basis. The income tax provision in the consolidated financial statements of the Company reflects Telvent’s portion of taxes from the Abengoa Group and any taxes incurred on its stand-alone filings. Such provisions differ from the amounts currently receivable or payable because certain items of income are recognized in different time periods for financial reporting purposes than for income tax purposes. Deferred income taxes reflect the net tax effects of temporary differences between the

TELVENT

Notes to Consolidated Financial Statements

(In thousands of Euros, except share and per share amounts)

carrying amount of assets and liabilities for financial statement and income tax purposes, as determined under enacted tax laws and rates. The Company records tax loss carry-forwards as deferred tax assets to the extent that they are more likely than not to be recovered in future periods. The Company’s temporary differences include allowances for research and development activities, employee training and export activities.

3.	Recent Accounting Pronouncements

SFAS 143, Accounting for Asset Retirement Obligations

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations (“SFAS 143”). SFAS 143 requires a provision to be raised for the legal obligation in relation to the other-than-temporary removal of a tangible fixed asset, at fair value, when incurred. The statement was effective for the Company from January 1, 2003. Adoption did not have a material effect on the Company’s financial condition, cash flows or results of operations.

SFAS 146, Accounting for Costs Associated with Exits or Disposals

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exits or Disposals (“SFAS 146”). SFAS 146 addresses the financial accounting and reporting for costs associated with exit or disposal activities and requires that the fair value of a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred and nullifies EITF 94-3 which requires the recognition of a liability at the date of an entity’s commitment to an exit plan. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002 and adoption of the statement did not have a material impact on the Company’s financial position, cash flows or results of operations.

FIN 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others

In November 2002, the FASB issued Interpretation No. 45 (“FIN 45”), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others which clarifies the requirements of FAS 5, Accounting for Contingencies relating to a guarantor’s accounting for and disclosure of certain guarantees issued. FIN 45 elaborates on the disclosures to be made by the guarantor in its interim and annual financial statements about its obligations undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for interim and annual periods ending after December 15, 2002 and have been adopted in the financial statements. The recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of the recognition and initial measurement requirements of FIN 45 did not have a material impact on the Company’s financial position, cash flows or results of operations.

SFAS 148, Accounting for Stock-Based Compensation – Transition and Disclosure

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure (“SFAS 148”). SFAS 148 amends SFAS 123 to provide alternative methods of transition to SFAS 123’s fair value method of accounting for stock-based employee compensation. The Statement also amends the disclosure provisions of SFAS 123 and APB Opinion No. 28, Interim Financial Reporting to require disclosure in the significant accounting policies of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While SFAS 148 does not amend SFAS 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of SFAS 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS 123 or the intrinsic value of APB 25. As allowed by SFAS 148, the

TELVENT

Notes to Consolidated Financial Statements

(In thousands of Euros, except share and per share amounts)

Company has elected to continue to utilize the accounting method prescribed by APB 25 and has adopted the disclosure requirements of SFAS 148 as of December 31, 2002.

FIN 46, Consolidation of Variable Interest Entities

In January 2003, the FASB issued FIN 46 Consolidation of Variable Interest Entities, as an interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements. This was revised in December 2003 and re-issued as FIN 46-R.

FIN 46-R addresses consolidation of variable interest entities (“VIEs”) by parties holding variable interests in those entities. An entity is considered a VIE if the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support or if the equity investors lack one of the following three characteristics of a controlling financial interest. First, the equity investors lack the ability to make decisions about the entity’s activities through voting rights or similar rights. Second, they do not bear the obligation to absorb the expected losses of the entity if they occur. Lastly, they do not claim the right to receive expected returns of the entity if they occur, which is compensation for the risk of absorbing the expected losses.

FIN 46-R requires that VIEs are consolidated by its primary beneficiary, which is the interest holder exposed to the majority of the entity’s expected losses or residual returns. In accordance with the transition provisions of FIN 46-R, the Company adopted FIN 46-R immediately for all VIEs created or acquired after January 31, 2003 and as at December 31, 2003 consolidates certain joint ventures described in Note 7 to these Consolidated Financial Statements. The Company will adopt FIN 46-R for all remaining VIEs from January 1, 2004.

Disclosures in relation to the nature, size and potential maximum loss in relation to those joint ventures created or acquired before February 1, 2003 where it is reasonably possible the Company will consolidate these entities under FIN 46-R is provided in Note 7 to the consolidated financial statements.

EITF 00-21, Revenue Arrangements with Multiple Deliverables

In March 2003, the Emerging Issue Task Force (“EITF”) reached a consensus on Issue No. 00-21 (“EITF 00-21”), Revenue Arrangements with Multiple Deliverables. EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which the vendor will perform multiple revenue generating activities. EITF 00-21 will be effective for fiscal periods beginning after June 15, 2003. The Company does not expect that EITF 00-21 will have a material impact on the Company’s financial position, cash flows or results of operations.

SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

In May 2003, the FASB issued SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. The Statement establishes standards for how an issuer classifies and measures certain financial instruments. The Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Statement requires that certain financial instruments that, under previous guidance, issuers could account for as equity be classified as liabilities (or assets in some circumstances) in the balance sheet as appropriate. The financial instruments within the scope of this other Statement are (i) mandatorily redeemable shares that an issuer is obligated to buy back some of its shares in exchange for cash or other assets; (ii) financial instruments that require or may require the issuer to buy back some of its shares in exchange for cash or other assets; and (iii) financial instruments that embody an obligation that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or that varies inversely with the value of the issuer’s shares (excluding certain financial instruments indexed partly to

TELVENT

Notes to Consolidated Financial Statements

(In thousands of Euros, except share and per share amounts)

the issuer’s equity shares and partly, but not predominantly, to something else). This Statement does not apply to features embedded in a financial instrument that is not a derivative in its entirety. The Statement also requires disclosures about alternative ways of settling the instruments and the capital structure of entities, all of whose shares are mandatorily redeemable. The adoption of SFAS 150 did not have a material impact on the Company’s financial position, cash flows or results of operations.

4.	Accounts Receivable

Accounts receivable consist of:

	Year Ended
	December 31,

	2003	2002

Trade accounts receivable	€54,902	€51,956
Payroll advances	775	936
Income tax receivable	9,890	9,528
Other trade receivables	4,865	744
Allowance for doubtful accounts	(2,145)	(646)

	€68,287	€62,518

The following analysis details the changes in the Company’s allowance for doubtful accounts during the years ended December 31, 2003 and 2002:

	Year Ended
	December 31,

	2003	2002

Balance at the beginning of the year	€646	€646
Increase in allowance during the year	1,627	—
Write-offs during year	(128)	—

Balance at the end of the year	€2,145	€646

The increase in allowance in 2003 represents mainly a provision against the full amount of receivables that were part of the Abentel group sold to Abengoa during 2001. For legal reasons these receivables were not sold to Abengoa but were guaranteed by Abengoa. Abengoa compensated the Company for the loss on these receivables in 2003. These amounts have been recorded net in the income statement within “General and Administrative.”

5.	Available-for-Sale Securities and Other Short-Term Investments

The following is a summary of the Company’s available-for-sale securities and other short-term investments as of December 31, 2003 and 2002:

	Year Ended December 31,

	2003	2002

Available-for-sale securities	€3,034	€562
Short-term guarantee deposits	277	1,984

	€3,311	€2,546

TELVENT

Notes to Consolidated Financial Statements

(In thousands of Euros, except share and per share amounts)

Available-for-sale securities include a 12.01% equity investment in Viryanet, a NASDAQ listed company, which was acquired in 2003. As of December 31, 2003 the estimated fair value of this investment was € 2,652. This investment was sold to a different company within Abengoa in 2004. See Note 23 to these consolidated financial statements.

	As of December 31,

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

December 31, 2003:
Equity securities	€1,077	€1,643	€—	€2,720
Foreign Government debt	314	—	—	314

	€1,391	€1,643	€—	€3,034

December 31, 2002:
Spanish Government debt	247	—	—	247
Foreign Government debt	315	—	—	315

	€562	€—	€—	€562

The Company did not sell any available-for-sale securities during the years ended December 31, 2003 and 2002. Certain government debt securities matured in 2003.

The contractual maturities of the Company’s debt securities were as follows:

	As of December 31, 2003

	Amortized	Estimated
	Cost	Fair Value

Less than one year	€33	€33
One to five years	281	281

	€314	€314

6.	Investments Held at Cost

Investments held at cost include certain non-marketable minority investments that the Company is planning to sell to another Abengoa subsidiary at book value in June and July 2004. The Company has therefore reclassified these investments in 2003 to current assets. The percentage ownership interest and carrying value of these reclassified investments as of December 31, 2003 is as follows:

	As of December 31, 2003

	Ownership	Carrying
Name of the Company	Interest	Value

Xfera Móviles S.A	5.46%	€24,131
LaNetro S.A.	4.24	1,272
Aquanima S.A.	5.00	87

		€25,490

Investment in Xfera

On December 30, 2002, the Company acquired an investment in the UMTS license holder, Xfera. The Abengoa Group acquired Xfera primarily for two reasons. First, the Abengoa Group believed that the UMTS business area would experience rapid growth and profitability and therefore wanted to have a participation in

TELVENT

Notes to Consolidated Financial Statements

(In thousands of Euros, except share and per share amounts)

this business. Second, Abengoa also wanted to position itself with one of the UMTS businesses as it saw an opportunity to generate additional business from the investment. Due to the fact that Xfera was a start up operation that did not possess its own infrastructure, Abengoa saw opportunities to generate additional telecom engineering business and additional technology related business. Since Telvent represents the technological arm of Abengoa’s activities, the investment was transferred to Telvent. This interest was acquired from Abengoa’s majority shareholder, Inversión Corporativa. Inversión Corporativa acquired the interest through a forward sale and purchase agreement with a shareholder, Mercapital, that was entered into shortly after the Spanish Government sold the licenses in 2000. Telvent paid € 25,000 for the investment in Xfera and acquired 11,471,811 shares representing 3.71% of the outstanding shares. This investment represented the cumulative capital contributions plus related costs that Mercapital had made to Xfera. In addition to the shares in Xfera, Telvent held a guarantee from Inversión Corporativa to indemnify Telvent against any losses on the transaction until the commercial launch of Xfera’s third-generation mobile telephony business. Telvent has accounted for its investment in Xfera at cost as shares in Xfera do not represent marketable securities and Telvent does not have the ability to exercise significant influence over Xfera. Management of Telvent does not believe that they have the ability to exercise any significant influence over Xfera based the percentage of voting shares that they hold, the fact that they do not have the ability to appoint board members in Xfera, they do not have a significant participation in the policy making process, nor are they able to exercise significant influence via other means.

The following analysis shows the development of the holding of the investment from date of acquisition through June 24, 2004, the date of sale to a related party.

	As of December 31, 2003

				Cost per
		Number of	Cost	Share
Transaction	Date	Shares	(In Euro)	(In Euro)

Original transaction	December 31, 2002	11,471,811	€25,000,000	€2.18
Vivendi shares	June 23, 2003	5,390,876	1	0.00
Recovery of cost of guarantees			(869,000)	—

Balance as of December 31, 2003		16,862,687	24,131,001	€1.43
Increased capital contribution	January 7, 2004	1,467,270	1,467,270	1.00
Vodafone arbitration	January 27, 2004	575,250	760,000	1.32

Balance as of June 24, 2004		18,905,207	€26,358,271	€1.39

The recovery of costs of guarantees represents the fact that the policy of recharging the cost of guarantees entered into by Xfera directly to the other shareholders was changed and Xfera started to meet these costs directly.

As of June 2003, the Company acquired 5,390,876 shares in Xfera from Vivendi. Vivendi was unable to renew its guarantees under the more favorable conditions that had been set by the Spanish Government and, therefore, was in breach of the consortium agreement. The other consortium members agreed to meet the guarantee obligations of Vivendi. Vivendi left the consortium and distributed its shares to the other consortium members for no additional consideration. As a result of this transaction, the Company’s shareholding increased to 5.46%.

In January 2004, the Company acquired an additional 1,467,270 shares as part of a pro rata capital contribution to meet the working capital requirements of Xfera for 2004. This capital contribution was paid partly in cash. The Company has recorded a liability for the additional cash contribution to be made to Xfera.

Also in January 2004, the Company obtained an additional 575,250 shares for € 760 or € 1.32 a share. This price represented fair value at January 2001 as determined by an independent valuation, adjusted for certain

TELVENT

Notes to Consolidated Financial Statements

(In thousands of Euros, except share and per share amounts)

subsequent capital contributions, and approved by an arbitration decision for the disposal of its investment in Xfera held by Mannesman in connection with its acquisition by Vodafone.

During the period from January 2001 to December 30, 2002, the date of acquisition, Telvent believed that the fair market value of the shares of Xfera increased as a result of a reduction of the guarantee requirements and the investment, employment, and coverage requirements that would allow the business to achieve profitability. However, the Company did not perform a valuation of the shares to determine the fair value at the time they were transferred from Inversión Corporativa for purposes of determining if there was an other-than-temporary impairment. Rather, the shares were recorded at the value Inversión Corporativa paid to a third party. Similarly, as described below, the investment in Xfera was transferred to another Abengoa subsidiary at the same price, adjusted for cash payments by the Company. As disclosed in Note 23 to the consolidated financial statements, on June 24, 2004, the investment was transferred to an Abengoa subsidiary, Telvent Investments S.L., as part of the reorganization of the Company. As part of this reorganization, minority investments that were held by the Company were sold to Telvent Investments S.L. so Telvent can focus on its core business activities. Any difference between the fair value and the amount paid to its parent company for Xfera shares would have been recorded directly to equity on December 31, 2002. Similarly, upon the transfer of the investment in Xfera to another Abengoa subsidiary, the difference, if any between the carrying value and the amount received would have been recorded directly to equity. The Company does not believe that there was an other-than-temporary impairment of this investment at December 31, 2003 because during 2003, they believed that there were improved market conditions for the operation of 3G concessions in Spain, evidenced by the recovery of the valuations of telecom companies as a whole, the fact that Xfera has signed vendor financing agreements, the fact that Xfera is now able to enter into infrastructure sharing agreements with other operators that will reduce their overall investment requirements, and the fact that internal valuations of Xfera support the current carrying value. In addition as set out in the above table Telvent received an additional 5,390,876 shares with a zero-cost basis during 2003.

Other Investments Held at Cost

The Company regularly performs a review of all its non-marketable equity investments to determine whether any evidence of impairment exists. Based on the review performed as of December 31, 2003 and 2002 management determined that an impairment of € 1,589 and € 2,290, respectively, was other-than-temporary and has recognized this amount in the statement of operations as a charge through “Impairment charges”. This assessment reflects management’s best estimate of the fair value of these non-marketable investments as of those dates. These investments were sold to another Abengoa subsidiary, Telvent Investments S.L., in August 2004. See Note 23 to these consolidated financial statements.

7.	Other Investments

Other investments consist of the following:

	Year Ended
	December 31,

	2003	2002

Investments held at cost	€323	€28,525
Investments accounted for under equity method	387	402
Investments in joint ventures	186	140
Deposits for rentals and customers	1,960	1,747

	€2,856	€30,814

Investments Accounted for Under the Equity Method

Investments accounted for under the equity method consists mainly of a 20% interest in the common stock of Nap de las Américas – Madrid S.A. The cost of this investment was € 379 and € 402 as of December 31, 2003

TELVENT

Notes to Consolidated Financial Statements

(In thousands of Euros, except share and per share amounts)

and 2002 respectively and includes the impact of a € 150 contribution in 2003. Share of net losses of the company of € 173 and € 154 for the years ended December 31, 2003 and 2002 respectively are recognized in earnings.

Investments in Joint Ventures

The Company participates in joint venture arrangements or Union Temporal de Empresas (“UTEs”) in connection with its share of certain long-term service contracts.

These joint ventures are variable interest entities as they have no equity and are operated through a management committee comprised of equal representation from each of the venture partners, which makes decisions about the joint venture’s activities that have a significant effect on its success. Transfer restrictions in the agreements establish a de facto agency relationship between all venture partners. In accordance with FIN 46-R, the Company consolidates those joint ventures created after January 31, 2003 where it is the partner most closely associated with the joint venture.

As of December 31, 2003 the total assets of these consolidated entities amounts to € 12 representing cash balances held by the joint ventures. Total revenue recognized during 2003 with respect to these consolidated joint ventures was € 6,395, including € 3,715 of revenues of other venture partners in these arrangements. An equivalent cost due to other ventures of € 3,715 is recognized in cost of revenues.

Joint ventures created before February 1, 2003 are accounted for using the equity method. The Company records an initial cost of investment in the joint venture reflecting cash injections into the vehicle upon formation. The Company invoices the joint venture, and records as revenue, the proportion of revenue earned as determined under the cost-to-cost method. Total amounts recognized in respect of these arrangements in revenue were € 21,470 and € 25,557 for the years ended December 31, 2003 and 2002 respectively.

The Company will apply FIN 46-R to these remaining joint ventures from January 1, 2004. It is reasonably possible the Company will consolidate joint ventures with total assets of € 7,562. The maximum exposure to loss of € 2,544 on these contracts is consistent with other contracts entered into directly with a customer. This represents the amount of performance bonds the Company would forfeit for failure to comply with project terms.

8.	Inventory

Inventory consists of the following:

	Year Ended
	December 31,

	2003	2002

Raw materials	€1,034	€178
Work-in-progress	10,327	8,963

	€11,361	€9,141

TELVENT

Notes to Consolidated Financial Statements

(In thousands of Euros, except share and per share amounts)

9.	Property, Plant and Equipment

Property, plant and equipment consists of the following:

	Year Ended December 31,

	2003			2002

		Accumulated	Net		Accumulated	Net
	Cost	Depreciation	Value	Cost	Depreciation	Value

Buildings	€4,228	€(3,005)	€1,223	€4,228	€(2,718)	€1,510
Integral equipment	45,839	(5,523)	40,316	40,706	(2,636)	38,070
Furniture and fixtures	3,251	(2,243)	1,008	2,061	(1,058)	1,003
Computer equipment	11,502	(7,630)	3,872	6,362	(3,027)	3,335
Vehicles	441	(375)	66	489	(394)	95
Capital leases	7,293	(5,675)	1,618	5,994	(4,485)	1,509
Other	558	(410)	148	1,010	(393)	617

	€73,112	€(24,861)	€48,251	€60,850	€(14,711)	€46,139

Total depreciation expense for property, plant and equipment other than leases for the years ended December 31, 2003 and 2002 was € 1,826 and € 3,113, respectively. This amount includes € 863 and € 1,012 of depreciation included in “Cost of revenues” for the years ended December 31, 2003 and 2002, respectively. Total depreciation expense for capitalized leases for the years ended December 31, 2003 and 2002 was € 1,219 and € 953, respectively.

10.	Other Intangible Assets and Goodwill

Intangible assets, excluding goodwill, consist of the following:

	Year Ended December 31,

	2003			2002

		Accumulated	Net		Accumulated	Net
	Cost	Amortization	Value	Cost	Amortization	Value

Software licenses	€3,955	€(2,873)	€1,082	€1,957	(1,912)	45
Software technology	5,070	(930)	4,140	—	—	—
Customer relationships	2,483	(228)	2,255	—	—	—
Backlog	1,704	(781)	923	—	—	—

Total	€13,212	€(4,812)	€8,400	€1,957	€(1,912)	€ 45

As described in Note 11, goodwill of € 11,122 arises in 2003 at the date of acquisition of Metso Ltd. (now known as Telvent Canada Ltd.) and Metso Inc. (now known as Telvent U.S.A. Inc.). No impairment has been recognized on the goodwill balance of € 11,347 as of December 31, 2003.

TELVENT

Notes to Consolidated Financial Statements

(In thousands of Euros, except share and per share amounts)

Total amortization expense for other intangible assets for the years ended December 31, 2003 and 2002 was € 2,900 and € 62 respectively. There were no indefinite lived intangible assets as of December 31, 2003. Based on the amount of intangible assets subject to amortization at the end of 2003, the expected amortization for each of the next five years is as follows:

Year Ended
December 31,

2004	2,476
2005	1,694
2006	1,623
2007	1,263
2008	333
Thereafter	1,011

€8,400

11.	Acquisitions

Acquisition of Metso Automation SCADA Solutions Ltd. and Metso Automation SCADA Solutions Inc.

At January 31, 2003, the Company purchased 100% of the shares of Metso Automation SCADA Solutions Ltd. (“Metso Ltd.”) and Metso Automation SCADA Solutions Inc. (“Metso Inc.”), which were wholly owned subsidiaries of Metso Corporation, a Finnish corporation (“Metso Corp”). The results of operations of Metso Ltd. (now known as Telvent Canada Ltd.) and Metso Inc. (now know as Telvent U.S.A. Inc.) have been included in the consolidated financial statements since January 31, 2003. Metso Ltd. and Metso Inc. are engaged in the design, manufacture, sale and servicing of industrial automation systems and information management systems. The aggregate purchase price was approximately US$38.6 million (€ 35.7 million) in cash including both acquisition expenses of approximately US$3.5 million (€ 3.3 million), and a deferred purchase price component of US$5.6 million (€ 5.2 million). The deferred component was subject to reduction for any contingent claims payments to third parties that the Company might make for a period of one year from the date of acquisition. No contingent claims arose during the period and therefore the full amount of the deferred component was paid in January 2004.

Metso Ltd. and Metso Inc. have been collaborating with the Company on projects over the past nine years through an exclusive integration agreement between Spain and Latin America, which was previously established through Telvent Energia y Medio Ambiente S.A., a subsidiary of Telvent. The strategic acquisition allowed Telvent to increase their access to the energy and water markets as the acquired companies have distinct technologies designed for these industries.

The purchase price has been allocated to the tangible assets and identifiable intangible assets acquired and liabilities assumed (the “Net Assets”). The excess of the purchase price over the Net Assets has been allocated to Goodwill. The following is a summary of the purchase price allocation at the date of acquisition in Euros:

As of
January 31,
2003

Total purchase price	€35,655

TELVENT

Notes to Consolidated Financial Statements

(In thousands of Euros, except share and per share amounts)

Allocation of purchase price:
Tangible assets	€31,434
Liabilities assumed	(15,974)
Intangible assets:
Backlog	1,670
Software technology	4,969
Customer relationships	2,434
Goodwill	11,122

€35,655

The amortization periods for major class of intangible assets are described in Note 2 to the consolidated financial statements.

Pro forma net revenues and income from operations, calculated using Metso’s audited financial statements, would have been as follows if the acquisition had occurred as of the beginning of the year ended December 31, 2003 and 2002, respectively:

	Year Ended
	December 31,

	2003	2002

	(Unaudited)
Net revenues	€260,711	€277,709
Income from operations	€8,725	€5,796

The operations of Metso Inc. and Metso Ltd. are included in the Company’s Energy segment.

12.	Accrued and Other Liabilities

Accrued and other liabilities consist of the following:

	Year Ended
	December 31,

	2003	2002

Other debt	€4,806	€2,160
Payroll	962	2,120
Notes payable	4,442	—
Current portion of government loans	1,882	461

	€12,092	€4,741

Notes payable include mainly the deferred payment to Metso in the amount of US$5.6 million, representing 20% of the purchase price, net of cash acquired, as a guarantee to satisfy any claims that could arise during the first year since acquisition and which was paid in 2004 (See Note 11 to the consolidated financial statements).

TELVENT

Notes to Consolidated Financial Statements

(In thousands of Euros, except share and per share amounts)

13.	Short-Term Debt

	As of December 31,

	2003	2002

ABN Amro	€13,105	€—
Fortis Bank	—	13,510
Other short-term debt	1,763	3,265

	€14,868	€16,775

Short-term debt consists of amounts drawn down under credit facilities that the Company has with various financial institutions.

As of December 31, 2003 the most significant amount outstanding under these facilities relates to a line of credit with ABN Amro established in 2002 and drawn down in 2003. Abengoa, certain subsidiaries of Abengoa and the Company participate in this facility. The total amount of the ABN Amro credit facility is € 50,000. Of that overall maximum borrowing amount, the Company and its subsidiaries have a sub-limit of € 30,000. The Company may use the sub-limit for letters of credit, sureties, import financing, rebate financing, bank overdrafts and guarantees. The Company and its subsidiaries provide guarantees under this facility limited to amounts they have borrowed under the facility. The guarantee does not extend to any amounts borrowed by Abengoa or other Abengoa group companies. The Company has fully drawn down a credit line of € 11,148 that matured in January 2004. Interest is payable on a monthly basis at a rate of EURIBOR plus 0.95%, with principal due at maturity. The Company has also fully drawn a credit line of US $2,100 (€ 1,957) that matured on the same date. Interest is payable on a monthly basis at a rate of EURIBOR plus 0.95%, with principal due upon maturity. Both obligations were settled in January 2004.

As of December 31, 2002, the most significant amount outstanding under these facilities relates to a line of credit with Fortis Bank under which interest was paid at a rate of one-month EURIBOR plus 1.0%. This was refinanced in 2003 as long-term debt in connection with certain financing obligations described in Note 14 below.

The Company and its subsidiaries have drawn down on other credit lines on normal commercial terms. These facilities are for less than one year and pay interest based on EURIBOR plus a margin of between 0.6% and 1.2%.

The weighted average interest rate paid on short-term debt was 3.5% and 3.9% during the years ended December 31, 2003 and 2002.

14.	Long-Term Debt

Long-term debt consists of the following:

	Year Ended
	December 31,

	2003	2002

Total long-term debt	€34,617	€19,378
Current portion of long-term debt	(8,826)	(4,096)

Long-term debt less current portion	€25,791	€15,282

The Company has entered in borrowing arrangements outstanding as of December 31, 2003 for working capital requirements, general corporate purposes and for financing certain hosting activities in Spain. The total

TELVENT

Notes to Consolidated Financial Statements

(In thousands of Euros, except share and per share amounts)

principal amount outstanding with each counterparty less the corresponding current portion at December 31, 2003 and 2002 is as follows:

	Year Ended December 31, 2003

	Total Long-Term	Current Portion of	Long-Term Debt Less
	Debt	Long-Term Debt	Current Portion

Fortis Bank	€8,134	€2,488	€5,646
LaSalle Bank	7,931	877	7,054
Caja Madrid	2,737	510	2,227
ING and Liscat	15,815	4,951	10,864

	€34,617	€8,826	€25,791

	Year Ended December 31, 2002

	Total Long-Term	Current Portion of	Long-Term Debt Less
	Debt	Long-Term Debt	Current Portion

Caja Madrid	€3,184	€470	€2,714
ING and Liscat	16,194	3,626	12,568

	€19,378	€4,096	€15,282

Telvent Housing obtained a secured loan of € 10,000 from Fortis Bank in March 2003, which bears interest at twelve-month EURIBOR plus 1.25% and matures on September 2006. Abengoa guarantees the loan and Telvent Housing has granted a lien over certain of its assets to secure this loan.

Telvent Canada Ltd. has two separate credit facilities with LaSalle Bank obtained in May 2003 for working capital purposes and in part to finance the acquisition of the NMS division of Metso. The first facility (“Facility A”) is a secured revolving credit line up to US$8,000 (€ 6,334). Availability to funds under Facility A is based on a monthly borrowing base formula determined as a percentage of eligible accounts receivable and inventory of Telvent Canada Ltd. Amounts withdrawn under Facility A cannot exceed US$8,000. The second facility (“Facility B”) is a term loan in the amount of US$5,500 (€ 4,355). The second facility contains certain restrictive covenants including requirements to allocate excess cash flow of Telvent Canada Ltd. to reduce amounts owed under Facility B on an annual basis. Both facilities bear interest at a rate of LIBOR or a base rate index plus an applicable margin. Both facilities mature in March 2008. LaSalle Bank has a first security interest in all assets and equity of Telvent Canada Ltd and Telvent U.S.A. Inc. As part of the credit facilities agreement, Telvent Canada is restricted from paying dividends to the Company without prior written consent of the bank. As of December 31, 2003 the total restricted net assets under the agreement was € 7,023 before the push-down of purchase accounting adjustments under U.S. GAAP, and € 25,688 after the push-down of purchase accounting adjustments.

Telvent Energia y Medio Ambiente S.A. borrowed € 3,642 from Caja Madrid in October 2001. The loan bears interest at a rate of three-month EURIBOR plus 0.60% and matures in October 2008. Any future issuances of debt from Telvent Energia y Medio Ambiente S.A. will be subordinated debt to that agreement until its repayment.

Telvent Housing has entered into three financing arrangements, one with ING and two with Liscat. The first financing arrangement with Liscat of € 6,702 was established in December 2002 and matures in May 2006. Interest is payable monthly at a rate of twelve-month EURIBOR plus 1.10%. Abengoa guarantees this facility.

The financing arrangement with ING of € 10,854 was established in December 2002 and matures in June 2006. Interest is payable on a monthly basis at twelve-month EURIBOR plus 1.10%. Abengoa guarantees this facility.

TELVENT

Notes to Consolidated Financial Statements

(In thousands of Euros, except share and per share amounts)

The second financing arrangement with Liscat of € 3,296 was established in November 2003 and matures in April 2007. Interest is payable on a monthly basis at a twelve-month EURIBOR plus 1.10%. Abengoa guarantees this facility.

15.	Other Long-Term Liabilities

Other long-term liabilities consist of the following:

	Year Ended
	December 31,

	2003	2002

Government loans excluding current portion	€ 5,862	€ 5,971
Long-term customer deposits	1,476	1,223
Other long-term obligations	2,416	2,859

	€ 9,754	€ 10,053

Government Loans

The Company receives interest-free five-year loans from the Spanish Science and Technology Ministry for research and development purposes. These loans also provide a two-year grace period before repayments of principal must begin. The current portion of government loans of € 1,882 and € 461, as of December 31, 2003 and 2002 respectively, is included within “Accrued and other liabilities”.

Long-Term Customer Deposits

Long-term customer deposits represent security deposits from customers primarily in relation to long-term hosting contracts.

Other Long-Term Obligations

Other long-term obligations consist primarily of payments due to suppliers for the purchase of fixed assets. Interest is payable on these obligations based on variable rates.

Maturity of Debt and Similar Obligations

The aggregate principal repayment of short-term debt, long-term debt and government loans, including amounts shown in current liabilities, required in each of the next five fiscal years and thereafter are as follows:

	Year Ending December 31,

	Current Portion		Long-Term
	of Long-Term	Short-Term	Debt Less	Government
	Debt	Debt	Current Portion	Loans	Total

2004	€8,826	14,868	—	1,882	25,576
2005	—	—	9,458	1,196	10,654
2006			10,377	1,455	11,832
2007			2,533	1,455	3,988
2008			2,015	914	2,929
Thereafter			1,408	842	2,250

	€8,826	14,868	25,791	7,744	57,229

TELVENT

Notes to Consolidated Financial Statements

(In thousands of Euros, except share and per share amounts)

The € 1,882 of government loans is included in accrued and other current liabilities, and the remaining portion is included in other long-term liabilities.

16.	Financial Instruments

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash, securities and accounts receivable. The Company generally does not require collateral from its customers. During the years ended December 31, 2003 and 2002, no customer comprised greater than 10% of the accounts receivable balance or more than 10% of revenues.

Derivatives

The majority of the Company’s assets, liabilities, sales and costs are denominated in Euros. The Company enters into contracts where revenues and costs are denominated in other currencies, principally the US dollar. The Company’s foreign subsidiaries also enter into contracts principally denominated in local currencies, the US dollar or the Euro that are managed against the relevant functional currency or the Euro.

The Company manages foreign exchange exposures in accordance with internal policies and guidelines. This is performed on an individual contract basis using foreign exchange contracts that generally have maturities of three months to 12 months and which mature when the forecasted revenues or expenses are anticipated to occur. The counterparties to these contracts are highly rated financial institutions.

As described in Note 11 to the consolidated financial statements, the Company has also managed its foreign exchange exposure arising from the deferred component of the purchase price of US$5.6 million arising in connection with the acquisition of the NMS Division of Metso.

The following table provides quantitative information about the Company’s outstanding foreign exchange contracts by principal currency.

	As of December 31, 2003

	Positive	Notional	Negative	Notional
	Fair Value	Amount	Fair Value	Amount

Euro/ US Dollars versus:
US Dollars	€ 2,136	€ 23,662	€ 3,486	€ 19,741
Japanese Yen	325	5,814	369	6,806
Brazilian Reals	234	3,345	62	364
Mexican Pesos	121	10,657	—	—

	€ 2,816	€ 43,478	€ 3,917	€ 26,911

	As of December 31, 2002

	Positive	Notional	Negative	Notional
	Fair Value	Amount	Fair Value	Amount

Euro / US Dollars versus:
US Dollars	€2,920	€19,940	€2,495	€18,731
Brazilian Reals	240	2,867	—	—

	€3,160	€22,807	€2,495	€18,731

The above table includes embedded derivatives that the Company bifurcates from certain long-term binding contracts denominated in a different currency to the functional or reporting currency of either party. Similar to

TELVENT

Notes to Consolidated Financial Statements

(In thousands of Euros, except share and per share amounts)

freestanding derivatives, these are recorded at fair value within the balance sheet with related gains and losses are recorded in earnings.

The Company is also exposed to interest rate risk from its interest-bearing debt obligations. The interest rate on these instruments is based on a rate of three-month or one-year EURIBOR, plus the applicable margins. The Company manages certain specific exposures using interest rate caps to limit the impact of interest rate increases. These contracts mature between 2006 and 2008. The exposure of the Company is limited to the premiums paid to purchase the caps. Total premiums paid were € 72 and € 43 during the years ended December 31, 2003 and 2002, respectively. Outstanding notional values were € 20,171 and € 3,309 as of December 31, 2003 and 2002, respectively.

The fair value of the caps was € 39 and € 6 as of December 31, 2003 and 2002, respectively and is recorded within “Other Assets” in the consolidated balance sheet.

The Company does not use any other derivatives. These transactions are considered by the Company to be economic hedges. These are currently recorded at fair value within the balance sheet with related gains and losses are recorded in earnings, as the Company could not apply hedge accounting under SFAS No. 133 for these transactions on a retroactive basis.

For the years ended December 31, 2003 and 2002, the Company recognized net (losses) and gains of € (1,842) and € 42 in earnings, respectively.

Fair Values of Financial Investments

Fair value is defined as the amount that a financial instrument could be bought or sold in an arm’s length transaction, other than in a forced or liquidation sale. The Company uses the following methods and assumptions in order to estimate the fair values of its financial instruments.

These determinations were based on available market information and appropriate valuation methodologies. Considerable judgment is required to interpret market data to develop the estimates and therefore, they may not necessarily be indicative of the amount the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Cash, Accounts Receivable and Accounts Payable

The carrying amounts for cash, accounts receivable and accounts payable approximate fair values due to the short maturity of these instruments, unless otherwise indicated.

Marketable Securities

The fair value for securities is based on independent market quotations, broker quotes or valuation models when quotations are not available.

Short-Term and Long-Term Debt

Debt is primarily based on variable rates with fair value approximating carrying value.

Other long-term liabilities

The fair value of interest free loans received from the Spanish Science and Technology Ministry is estimated based on quoted market prices or current rates offered to the Company for debt of similar maturities.

Other long-term liabilities include payments due to suppliers. Interest is payable based on variable rates and therefore fair value approximates carrying value.

TELVENT

Notes to Consolidated Financial Statements

(In thousands of Euros, except share and per share amounts)

Derivatives

The fair value derived from market information and appropriate valuation methodologies reflects the estimated amounts the Company would receive or pay to terminate the transaction at the reporting date. The Company recognizes all forward exchange contracts and interest rate caps as either assets or liabilities in the balance sheet and measures those instruments at fair value.

The carrying value and estimated fair value of financial instruments are presented below:

	As of December 31,

	2003		2002

	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Assets:
Cash (including restricted cash)	€27,735	€27,735	€82,412	€82,412
Available-for-sale securities and other short-term investments	3,311	3,311	2,546	2,546
Accounts receivable	68,287	68,287	62,518	62,518
Derivatives	2,816	2,816	3,160	3,160
Liabilities:
Short-term debt	14,868	14,868	15,264	15,264
Long-term debt including current portion	34,617	34,617	19,378	19,378
Other long-term liabilities	9,754	9,362	10,053	9,684
Derivatives	3,917	3,917	2,495	2,495

17.	Commitments and Contingencies

Leases

The Company leases corporate buildings that it classifies as operating leases. Computer equipment and machinery used in the normal course of business are classified as capital leases. The capital leases generally require interest payments based on EURIBOR plus 1.1%.

Future minimum lease payments under non-cancelable operating and capital leases are as follows:

Year Ending December 31,	Operating	Capital

2004	€8,051	€980
2005	8,122	745
2006	8,290	267
2007	8,481	—
2008	8,676	—
Thereafter	—	—

	€41,620	1,992

Less: amounts representing interest		(199)

Present value of future lease payments		1,793
Less: current portion		(879)

		€914

TELVENT

Notes to Consolidated Financial Statements

(In thousands of Euros, except share and per share amounts)

Total rent expense under operating leases for the years ended December 31, 2003 and 2002 was € 7,955 and € 7,587, respectively. Total rent expense under capital leases for the years ended December 31, 2003 and 2002 was € 1,179 and € 1,387, respectively. Total rent expense under related party leases was € 400 and € 418 for the years ended December 31, 2003 and 2002, respectively.

Contingencies

From time to time, the Company has been party to various litigation and administrative proceedings relating to claims arising from its operations in the normal course of business. Based on the information presently available, including discussion with counsel, management believes that resolution of these matters will not have a material adverse effect on the Company’s business, consolidated results of operations, financial condition, or cash flows.

Guarantees

Performance Guarantees

In the normal course of business the Company provides performance guarantees in the form of performance bonds to customers that obligate the Company to fulfill the terms of the underlying contract. These bonds are for a fixed monetary amount and match the duration of the underlying contract that is generally between 18 and 36 months. The Company requests similar bonds from sub-contractors to mitigate this risk. The guarantees are generally not drawn upon as the Company will usually successfully complete the contract or renegotiate contract terms.

Financial Guarantees

On May 28, 2002, Abengoa entered into a syndicated loan facility in the amount of € 500,000 that is guaranteed by members of the Abengoa Group including two of the Company’s subsidiaries. The facility, which expires in 2008, is used to finance projects and other investments in the business and activities of the Abengoa Group.

The Company has provided € 2,009 in respect of guarantees given to companies within Abengoa. Included in that amount is a guarantee in the amount of € 600 given by the Company in connection with its investment commitments in relation to a radio or “LMDS” license.

Other Guarantees

The Company has provided a guarantee of € 33,251 in connection with the Xfera transaction described in Note 6 to the consolidated financial statements that guarantees that certain investment commitments acquired by the Company in relation to the UMTS licenses would be met. The guarantee only expires once the underlying commitments are met; however, as described in Note 23, the Company transferred this obligation to another company within Abengoa, Telvent Investments S.L., in June 2004.

TELVENT

Notes to Consolidated Financial Statements

(In thousands of Euros, except share and per share amounts)

As of December 31, 2003, the Company maintains the following guarantees:

	As of December 31,

		Estimated
	Maximum	Proceeds from	Carrying
	Potential	Collateral/	Amount of
	Payments	Recourse	Liabilities

Performance guarantees	€152,500	6,650	—
Financial guarantees	502,099	—	600
Other guarantees	33,251	—	—

	€687,850	6,650	600

The maximum potential payments represent a “worse-case scenario”, and do not necessarily reflect expected results. Estimated proceeds from collateral and recourse represent the anticipated value of assets that could be liquidated or received from other parties to offset the Company’s payments under guarantees.

Product Warranties

The Company provides warranties in connection with all of its sales contracts except for housing, hosting and maintenance contracts. Warranties typically range from one to two years depending on the contract and cover factors such as non-conformance to specifications and defects in materials and workmanship. Based on historical experience, the Company has not incurred any material costs associated with servicing its warranties and therefore, does not accrue for such costs.

18.	Income Taxes

The taxable results of the Company are included in the various domestic and foreign consolidated tax returns of Telvent or its subsidiaries. Also, in certain states, local and foreign jurisdictions, the Company files on a stand-alone basis.

The income tax benefit consists of the following:

	Year Ended
	December 31,

	2003	2002

Domestic
Current	€1,419	€2,588
Deferred	(3,112)	(3,623)

	€(1,693)	€(1,035)

Foreign
Current	1,070	(175)
Deferred	(186)	—

	884	(175)

Total income tax benefit	€(809)	€(1,210)

TELVENT

Notes to Consolidated Financial Statements

(In thousands of Euros, except share and per share amounts)

The following is a reconciliation of the effective tax rate:

	Year Ended
	December 31,

	2003	2002

Income before taxes	€3,829	€3,835

Tax rate	35%	35%
	€1,340	€1,342
Net operating losses	(981)	—
Dividends received from subsidiaries	1,848	297
Tax deduction on dividends of foreign subsidiaries	(588)	—
Tax deductions on foreign subsidiaries	(186)	—
R&D tax credit	(1,859)	(2,243)
Effect on different tax rates on foreign subsidiaries	(384)	(606)

Tax Benefit	€(810)	€(1,210)

Significant components of the Company’s net deferred tax assets/(liabilities) are as follows:

	Year Ended December 31,

	2003			2002

	Short-Term	Long-Term	Total	Short-Term	Long-Term	Total

Deferred tax assets:
Capitalized research and development	€5,446	€1,893	€7,339	€4,270	€3,171	€7,441
Capitalized deferred charges	—	75	75	13	39	52
Intra-group dividends	—	1,603	1,603	—	1,750	1,750
Net tax operating losses	1,051	2,518	3,569	935	1,786	2,721
Derivative contracts and other assets	770	945	1,715	480	—	480

	€7,267	€7,034	€14,301	€5,698	€6,746	€12,444

	Year Ended December 31,

	2003			2002

	Short-Term	Long-Term	Total	Short-Term	Long-Term	Total

Deferred tax liabilities:
Revenue recognition % of completion	€1,201	€—	€1,201	€890	€—	€890
Available-for-sale securities	575	—	575	—	—	—
Capitalized FX gains and derivatives	494	—	494	221	—	221
Capitalization of interest	57	2	59	—	62	62
Other	—	—	—	179	36	215

	€2,327	€2	€2,329	€1,290	€98	€1,388

Net deferred taxes recognized	€4,940	€7,032	€11,972	€4,408	€6,648	€11,056

Spanish federal tax attribute carry-forwards as of December 31, 2003 consist of approximately €10,196.

If, as a result of a public sale of shares, Telvent no longer qualifies for inclusion in the consolidated tax group of Abengoa, Telvent will have the option to either compensate future loss carry-forwards by forming its own consolidated tax group or by continuing to compensate tax losses on a stand-alone basis. Management believes

TELVENT

Notes to Consolidated Financial Statements

(In thousands of Euros, except share and per share amounts)

that tax loss carry-forwards arising from periods prior to December 31, 2003 will be fully compensated against future taxable income before the tax losses expire.

If the net operating losses are not utilized, carry-forwards will expire in 15 years in the future after their effective generation date.

Expiry dates of future tax loss carry-forwards are as follows:

Year Ending
December 31,

2015	€1,468
2016	3,811
2017	1,914
2018	3,003

€10,196

19.	Share Capital

The following table shows increases in share capital of the Company since incorporation. Share capital amounts are shown in actual amounts rather than thousands of Euros:

		Number	Cumulative	Cumulative
Event	Date	of shares	Balance	Share capital

Incorporation of the company	April 4, 2000	10,000	10,000	€6,010,121.04
Increase in capital	November 7, 2000	15,943	25,943	€15,592,057.02
Increase in capital	January 1, 2001	65,000	90,943	€54,657,843.81
Increase in capital	January 19, 2001	9,057	100,000	€60,101,210.43
Redenomination in Euros	April 26, 2001	—	100,000	€60,101,000.00

	Balance as of December 31, 2003 and 2002		100,000	€60,101,000.00

In each transaction involving an increase in share capital, the new shares have the same rights and obligations as those previously in circulation.

On April 26, 2001, the Board of Directors of the Company agreed to a redenomination of share capital through a reduction in par value of €0.002104 per share for each of the 100,000 shares of the Company at that date.

As described in Note 23, in April 2004, the general shareholders approved a 200 for one split of the previous share capital of €601.01 per share that is now represented by 20,000,000 shares with a nominal value of € 3.005 per share, belonging to the same series and class.

20.	Stock Compensation Plan

Under a plan established by Abengoa, certain of the Company’s employees, including members of its management team, entered into agreements with the Company’s principal shareholders to buy ordinary shares in the Company. The shares purchased were already issued and outstanding on the date of sale. All shares were sold at a pre-split price of € 601.01 (€ 3.005 post-split), which is also the weighted-average purchase price of the shares. This par value represented a discount to fair value. The shares sold under the stock purchase plan contained certain performance and vesting features. The vesting period is 15% of the shares after three years, and the remaining 85% after five years for certain employees. For other employees, a portion of the shares sold have a vesting period of 15% after three years, 35% after five years, and the remaining 50% after seven years. The performance feature within the arrangement contains a clause whereby the seller can call

TELVENT

Notes to Consolidated Financial Statements

(In thousands of Euros, except share and per share amounts)

portions of the shares sold if the performance criteria are not met. The performance criteria are tied to the achievement of cumulative and individual annual budgets in the first three years of the plan. In the absence of a listing of Telvent, the plan participants can sell the shares back to the seller based on a formula value, which was based on the unconsolidated results of operations of Telvent. The formula was subsequently changed to a fixed amount plus an interest return. If Telvent becomes listed, the above repurchase feature expires.

The employees and management team have financed the purchase of the shares with a bank loan. The shares are pledged as collateral on the loan. Abengoa must bid for the shares if the share collateral is enforced.

The total number of shares purchased during the years ended December 31, 2002 and 2003 is below. No shares were forfeited during either year.

	Before	After
	Share Split	Share Split

	(number of shares)
Shares outstanding at December 31, 2001	2,411	482,200
Purchased	3,284	656,800

Shares outstanding at December 31, 2002	5,695	1,139,000
Purchased	1,800	360,000

Shares outstanding at December 31, 2003	7,495	1,499,000

The shares were accounted for as a formula value stock plan in accordance with paragraphs 97 to 98 of EITF 00-23, with compensation expense being calculated as the difference between the purchase value (which was par value) and the formula value. Compensation expense for shares that were purchased after January 1, 2003, was calculated based on the midpoint of the expected IPO price range less a discount of 15%. Total compensation cost recorded under this plan was € 407 and € 467 for the years ended December 31, 2003, and December 31, 2002, respectively.

The Company does not plan to sell any further shares under this plan.

Stock compensation expense is being amortized over the vesting period and recorded as a liability, in accordance with SEC FRP 211. The total estimated amount of unamortized expense at December 31, 2003 and 2002 was € 2,350 and € 794, respectively.

21.	Related Party Transactions

During the normal course of business, the Company has conducted operations with related parties, through the execution of projects, loan contracts and advisory services. The transactions were completed at market rates.

Services Agreement

The Company and certain subsidiaries have entered into a contractual arrangement with Abengoa from which the Company receives certain administrative services. Such services include finance management, centralized asset management, legal advice, institutional support with international multilateral financing organizations, institutional commercial assistance, support in providing official global ratings, auditing and consolidation, tax advisory services, negotiation and optimization of global corporate insurance policies, provision of guarantees and endorsements, services including internal publicity, corporate image and institutional relations, human resource services and other specific support services upon request. Total amounts paid to Abengoa under the services agreement were €2,364 and €2,061 for the year ended December 31, 2003 and 2002, respectively.

The allocation of such expenses are based on anticipated annual sales. Management believes its allocation method is reasonable and properly reflects Telvent’s cost of doing business, as corporate expenses incurred are allocated based upon Telvent’s projected sales as a proportion of Abengoa’s total projected sales.

TELVENT

Notes to Consolidated Financial Statements

(In thousands of Euros, except share and per share amounts)

Bilateral Credit Arrangement

As of December 31, 2003, the Company has agreements with Group companies including Abengoa, whereby all excess cash received or paid by the Company is included in, or funded by, clearing accounts or international cash pools within Abengoa’s centralized cash management system. All of the arrangements are interest-bearing on an annual basis at a rate of EURIBOR plus 0.75% for international accounts and LIBOR plus 0.75% for US based accounts for group companies that are located in Spain, or EURIBOR plus 0.75% and LIBOR plus 0.75% for international and US based accounts respectively for group companies located outside of Spain. The average monthly balance of amounts (due to) or due from Abengoa affiliates was €(27,580) and €34,189 in 2003 and 2002, respectively. At each year-end, the creditor has the right to demand, or to give notice of its intention to demand repayment.

Details of transactions with group companies and related parties for the years ended December 31, 2003 and 2002 are as follows:

	Year Ended December 31,

	2003	2002

Revenues	€15,914	€8,994
Cost of revenues	(7,329)	(11,567)
General and administrative	(1,198)	(2,455)
Financial income (expense), net	(527)	(26)
Dividends paid	5,928	8,069

Details of balances with group companies and related parties as of December 31, 2003 and 2002 are as follows:

	As of December 31,

	2003	2002

Due from related parties:
Accounts receivable	€15,694	€21,703
Credit line receivable	50,169	44,254

	€65,863	€65,957

	As of December 31,

	2003	2002

Due to related parties:
Trade payables	€3,728	€8,867
Credit line payable	56,909	96,997

	€60,637	€105,864

22.	Segments and Geographic Information

For management reporting purposes, the Company’s segment results and geographic information are reported to management under Spanish GAAP.

The Company has five reportable operating segments. The segments are grouped with reference to the types of services provided and the types of clients that use those services. The Company assesses each segment’s performance based on net revenues and gross profit or contribution margin. The five reportable operating segments are Energy, Traffic, Transport, Environment and Other. There are no inter-segment revenues. All

TELVENT

Notes to Consolidated Financial Statements

(In thousands of Euros, except share and per share amounts)

revenues and costs recorded by segment represent direct costs. Indirect and corporate costs are included in “other corporate operating expenses” and are not allocated to the segments.

•	Energy comprises three principal areas focusing on oil, gas and electricity markets. It offers flow systems and services such as flow measurement applications, applications for leak detection systems, and revenue accounting programs.

•	Traffic provides services such as traffic management systems, incident detection, intersection control and city access management systems.

•	Transport focuses on ticketing systems for railways and public transportation systems, such as automated toll solutions for highways and access control and payment systems for parking.

•	Environment provides water and wastewater management applications, as well as meteorological information system services and solutions.

In addition to the targeted market sectors described in the four segments above, some of the business historically has been derived from other operations mainly related to our real-time process outsourcing activities and is included in the Other segment.

	Year Ended December 31, 2003

						U.S. GAAP
	Energy	Traffic	Transport	Environment	Other	Adjustments	Total

Net revenues	€116,188	€87,254	€22,852	€19,027	€22,715	€(10,304)	€257,732
Cost of revenues	(91,063)	(70,983)	(19,222)	(15,304)	(15,592)	10,015	(202,149)

Gross profit	€25,125	€16,271	€3,630	€3,723	€7,123	€(289)	€55,583

Operating expenses							(46,708)
Other expenses							(5,046)

Income before income taxes							€3,829

	Year Ended December 31, 2002

						U.S. GAAP
	Energy	Traffic	Transport	Environment	Other	Adjustments	Total

Net revenues	€79,486	€86,579	€19,845	€15,552	€19,524	€(1,551)	€219,435
Cost of revenues	(68,274)	(69,334)	(18,007)	(12,735)	(14,875)	2,473	(180,752)

Gross profit	€11,212	€17,245	€1,838	€2,817	€4,649	€922	€38,683

Operating expenses							(33,419)
Other expenses							(1,429)

Income before income taxes							€3,835

The three most significant adjustments in reconciling our Spanish GAAP to revenues under U.S. GAAP revenues were:

(i) The consolidation of Telvent Housing, Telvent Factory and Telvent Portugal which were companies that were purchased from a company under common control during the year ended December 31, 2002. Under Spanish GAAP, the results of these companies were not included in the consolidated financial statements for the year ended December 31, 2002. Under U.S. GAAP, these companies were accounted for in a manner similar to a pooling of interests and their results of operations were combined with Telvent’s as from January 1, 2002 for the year ended.

TELVENT

Notes to Consolidated Financial Statements

(In thousands of Euros, except share and per share amounts)

(ii) The difference in the application of the percentage-of-completion method of revenue. The main difference between the application of the percentage-of-completion method under U.S. GAAP and Spanish GAAP is that under Spanish GAAP, when performing the cost-to-cost calculation, the Company puts a ceiling on the amount revenue recognized at what has been billed to date, whereas under U.S. GAAP no ceiling would be applied.

(iii) The adjustment of the temporary consortiums. See “— Off Balance Sheet Arrangements and Note 7 to our Consolidated Financial Statements.” Under Spanish GAAP such temporary consortiums are accounted for under the proportionate consolidation method. Under U.S. GAAP, such consortiums that were formed before February 1, 2003, are accounted for under the equity method. Those which were formed on or after February 1, 2003 and where the Company has an equal or larger percentage holding compared to the other venturers have been consolidated. This adjustment had a negative effect on the consolidated gross profit due to the fact that certain temporary consortiums do have an operating activity and therefore do produce a margin. The margin was eliminated when these entities were deconsolidated on a proportionate basis under Spanish GAAP to be recognized under the equity method under U.S. GAAP.

Segment assets of the Company are as follows:

	As of December 31, 2003

	Energy	Traffic	Transport	Environment	Other	Total

Segment assets	€104,380	€55,827	€14,621	€17,093	€63,574	€255,495
Unallocated assets						53,780
U.S. GAAP adjustments						7,229

Total assets						€316,504

	As of December 31, 2002

	Energy	Traffic	Transport	Environment	Other	Total

Segment assets	€69,804	€60,839	€13,945	€13,658	€57,698	€215,944
Unallocated assets						111,354
U.S. GAAP adjustments						8,410

Total assets						€335,708

Several adjustments have been made to adjust total assets under Spanish GAAP to total assets under U.S. GAAP. These adjustments include adjustments arising from asset impairments, accounting for goodwill and intangible assets purchased in a business combination, and deferred tax assets arising from U.S. GAAP adjustments.

TELVENT

Notes to Consolidated Financial Statements

(In thousands of Euros, except share and per share amounts)

Geographic Information

For the years ended December 31, 2003 and 2002, sales outside of Spain comprised 44% and 40% of the Company’s revenues, respectively. Net revenue consists of sales to customers in the following countries or areas:

	Year Ended December 31,

	2003	2002

Spain	€151,658	€131,999
Latin America	49,162	65,636
North America	31,208	523
China	11,855	8,587
Other Countries	24,154	14,241

	€268,037	€220,986
Less: US GAAP Adjustments	(10,305)	(1,551)

	€257,732	€219,435

The most significant investments included in long-lived assets, net of depreciation, outside of Spain, are located in:

	As of
	December 31,

	2003	2002

Portugal	€5,699	€5,842
North America	933	—
Latin America	247	318
China	—	14

	€6,879	€6,174

Several adjustments have been made to adjust total assets under Spanish GAAP to total assets under U.S. GAAP. These adjustments include adjustments arising from asset impairments, accounting for goodwill and intangible assets purchased in a business combination, and deferred tax assets arising from U.S. GAAP adjustments.

23.	Subsequent Events

Xfera

In January 2004, as a result of arbitration between Vodafone and the other Xfera shareholders, Vodafone sold all of its shares in Xfera to the remaining shareholders. A sales price, including associated costs, of € 28,800 was agreed for Vodafone’s 6.986% stake in Xfera. This transaction increased Telvent’s shareholding from 5.46% to 5.643%.

In February 2004, the Company made an additional capital contribution to Xfera in order to comply with a capital request that was approved at the December 2003 General Shareholders’ Meeting.

The amounts paid were €760 relating to the transaction with Vodafone and € 733 representing 50% of paid share capital attributable the additional shares obtained from the arbitration settlement. The Company assumed additional guarantees in the amount of €1,256 in relation to the shares obtained through arbitration.

TELVENT

Notes to Consolidated Financial Statements

(In thousands of Euros, except share and per share amounts)

Stock Compensation Plan

In March 2004, various employees, including managers of the Company were granted additional shares under the stock compensation plan. All shares were sold at a post-split price of € 3.005 per share (€ 601.01 pre-split). The estimated fair value on the date of grant was the midpoint of the estimated offering price range of € 12.37 (€ 2,475 pre-split). The midpoint of the estimated offering price range of € 12.37 was deemed to be the fair value of the shares at March 2004. The total number of shares acquired by these employees was 140,000, which increases the total share capital ownership of employees to 9.236%. The Company recorded € 1,312 of deferred compensation expense in relation to the sale of shares.

Reorganization

As of June 24, 2004, the Company sold its investment in Xfera and transferred the associated guarantee obligations to a company within Abengoa, Telvent Investments S.L. The sale price of this investment was the carrying value at that date or €26,358. The amount of the guarantee obligations that were transferred was €35,819. No gain or loss or sale was recorded. During August 2004, Telvent sold additional minority interests to Telvent Investments S.L. for a net amount of €9,771.

Share Capital Split

Effective April 15, 2004, the shareholders approved a 200 for 1 split of ordinary shares, resulting in an increase in the number of shares from 100,000 to 20,000,000. The nominal value of the shares decreased accordingly from €601.01 to €3.005.

Bilateral Credit Agreement

On April 20, 2004, the Company established a new bilateral credit arrangement with Abengoa which replaced the prior credit arrangements that the Company and its subsidiaries had with Abengoa. Under this new arrangement, the Company and Abengoa may borrow funds from or lend funds to each other, from time to time upon not less than twenty-four hours’ notice, up to a maximum of €45.0 million (or the equivalent amount in any other currency quoted in the Spanish currency market). Borrowings under this credit arrangement bear interest at EURIBOR, or LIBOR for borrowings other than in Euro, in either case plus 0.75% per year for a period not to exceed one year, with interest added to the outstanding balance. Each borrowing matures on the last date of the fiscal year in which such borrowing was made, without requiring any earlier payment of principal. This credit arrangement is optional and either the Company or Abengoa may elect not to make loans to the other. This arrangement has an initial term ending December 31, 2004, and renews for annual one-year terms until terminated by either party.

The terms of the prior arrangements with members of the Abengoa Group were substantially the same as this arrangement except the prior arrangements involved many of the Company’s subsidiaries, were € 90.0 million in aggregate and created firm, and not optional, lending commitments from all involved parties.

Acquisition of XWave

At July 31, 2004, the Company purchased the western region business unit of Xwave Solutions Inc. Formerly part of the Halifax-based Aliant Company, Xwave specializes in customized IT solutions for a variety of sectors including Oil & Gas, primarily focused in Alberta, Canada. The aggregate purchase price was € 1,877. The purchase price has two components: a payment of € 1,583, being the amount of € 1,877 minus an estimated working capital adjustment, calculated based on a pro-forma balance sheet as of July 31, 2004, in the amount of € 295 and a contingent, deferred payment in the amount of € 626 that is payable 18 months from the closing date provided that certain conditions have been met.

TELVENT

Notes to Consolidated Financial Statements

(In thousands of Euros, except share and per share amounts)

Acquisition of ICX Sistemas, S.A.

On May 21, 2004, the Company purchased 100% of the shares of ICX Sistemas, S.A. (“ICX”). ICX is engaged in the development of applications and services for the public administration and health care sector. The aggregate purchase price was € 1,778 in cash, including acquisition expenses of € 104. The Company paid 50% of the total consideration at closing, with the remainder to be paid six months thereafter. The remaining 50% was held to cover the possibility of any additional contingencies arising in that six-month period.

Financial Guarantees

As of May 21, 2004, the Company requested that two of its subsidiaries be released as guarantors and obligors of a € 500,000 syndicated loan facility, which is also guaranteed by members of the Abengoa Group. As of July 9, 2004, the syndicate loan agent accepted the request and waived the guarantees given by the Company’s subsidiaries in respect of this loan, subject to the closing of the initial public offering and the addition of other guarantors and obligors other than Telvent companies.

Long-term debt

As of March 31, 2004, Telvent Canada was in breach of one of the quarterly covenant requirements in the credit facilities it has with LaSalle Bank. As of June 11, 2004 it received a waiver for the covenant breach as of March 31, 2004. The waiver also included a reduced covenant requirement as of June 30, 2004, which Telvent Canada satisfied. However, as of June 30, 2004, Telvent Canada would have been in breach of the original covenant, if applicable. As of September 30, 2004 the original covenant requirement will be applicable and will remain in place for the duration of the credit facility. The Company believes that it is not probable that Telvent Canada will fail to meet the covenant requirement at September 30, 2004 and at other measurement dates within the next 12 months. The Company has reached this conclusion based upon current budgets and forecasts. The Company continues to monitor and revise its internal forecasts periodically.

Schedule I(a)

TELVENT GIT

Condensed Balance Sheets

(In thousands of Euros, except share and per share amounts)

	As of December 31,

	2003	2002

Assets:
Current assets:
Cash	€129	€877
Restricted cash	—	49,681
Available-for-sale securities and other short-term investments	2,658	—
Investments held at cost	25,490	—
Accounts receivable (net of allowances of € 19 in 2003 and € 0 in 2002)	2,396	199
Due from related parties	4,802	4,913

Total current assets	€35,475	€55,670
Investments in subsidiaries and equity investees	73,440	52,776
Other investments	—	25,000
Intangible assets and other	418	152

Total assets	€109,333	€133,598

Liabilities and shareholders’ equity:
Current liabilities:
Accounts payable	€2,155	€—
Accrued and other liabilities	3,030	427
Income taxes payable	643	112
Deferred tax liabilities	221	—
Due to related parties	27,714	71,311
Short-term debt	13,105	—
Derivative contracts	1,157	—

Total current liabilities	€48,025	€71,850
Other long-term liabilities	975	555

Total liabilities	€49,000	€72,405

Commitments and contingencies (Note 3)
Shareholders’ equity:
Common stock, € 3.005 par value, 20,000,000 actual shares authorized and outstanding, same class and series	60,101	60,101
Retained earnings	232	1,092

Total shareholders’ equity	€60,333	€61,193

Total liabilities and shareholders’ equity	€109,333	€133,598

The accompanying notes are an integral part of these condensed financial statements.

Schedule I(b)

TELVENT GIT

Condensed Statements of Operations

(In thousands of Euros, except share and per share amounts)

	Year Ended December 31,

	2003	2002

Revenues	€3,735	€424

Gross profit	€3,735	€424

General and administrative	2,054	1,124
Research and development	38	38
Impairment charges	2,607	3,406

Total operating expenses	€4,699	€4,568

Equity on earnings of subsidiaries	6,110	7,235
Income from operations	€5,146	€3,091
Financial income (expense), net	(1,435)	606

Total other income (expense)	(1,435)	606

Income before income taxes	€3,711	€3,697
Income tax expense (benefit)	(803)	(974)

Net income	€4,514	€4,671

The accompanying notes are an integral part of these condensed financial statements.

Schedule I(c)

TELVENT GIT

Condensed Statements of Cash Flows

(In thousands of Euros, except share and per share amounts)

	Year Ended
	December 31,

	2003	2002

Cash flow from operating activities:
Net income	€4,514	€4,671
Adjustments to reconcile net income to net cash provided by operating activities	3,055	2,818
Equity on earnings of subsidiaries	(6,110)	(7,235)
Dividend received	8,711	10,450
Change in operating assets and liabilities	(1,653)	(323)

Net cash provided by operating activities	€8,517	€10,381

Cash flow from investing activities:
Restricted cash — guaranteed deposit of long term investments	49,681	(49,681)
Due from related parties	111	22,599
Metso acquisition, net of cash	(21,603)	—
Acquisition of other investments	(1,583)	(37,344)
	—	—
Other	818	—

Net cash (used in) provided by investing activities	€27,424	€(64,426)

Cash flow from financing activities:
Proceeds from short-term debt and long-term debt	13,105	—
Due to related parties	(43,597)	62,717
Dividends paid	(6,197)	(8,400)

Net cash (used in) provided by financing activities	€(36,689)	€54,317

Net (decrease) increase in cash	(748)	272
Cash at the beginning of period	877	605
Cash at the end of period	€129	€877

Supplemental disclosure of cash information:
Cash paid during the quarter:
Income taxes	€—	€—
Interest	€2,926	€296

The accompanying notes are an integral part of these condensed financial statements.

Schedule I(d)

TELVENT GIT

Notes To Condensed Financial Statements

(In thousands of Euros, except share and per share amounts)

1.	Description of Business

        Telvent GIT, S.A. is the parent company of an information technology group that provides value-added real-time products and services solutions to customers in targeted industrial sectors (Energy, Environment, Traffic, Transport) primarily in Spain, North America, Latin America (including Mexico) and China.

        Telvent GIT is a holding company whose principal purpose is to hold the shares/investment in the operating companies through which the group develops its activity. As the holding company, Telvent GIT provides financing to all its subsidiaries and collects dividends from them.

2.	Significant Accounting Policies

Basis of Presentation

        The accompanying condensed financial statements have been prepared in accordance with the accounting principles generally accepted in the United States.

        Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the US have been condensed or omitted. The Company’s majority-owned subsidiaries are recorded using the equity basis of accounting. The footnotes disclosures contain supplemental information relating to the operations of Telvent GIT, S.A., as such, these statements should be read in conjunction with the notes to the consolidated statements of Telvent.

3.	Commitments and Contingencies

Guarantees

        The Company does not have any performance, financial or product guarantees.

Other Guarantees

        The Company has provided a guarantee of €25,541 in connection with the Xfera transaction, described in the notes to the December 31, 2003 financial statements, that guarantees that certain investment commitments acquired by the Company in relation to the UMTS licenses will be met. The guarantee only expires once the underlying commitments are met; however, the Company will transfer this obligation to another company within Abengoa in June 2004.

4.	Short-Term Debt

	As of
	December 31,

	2003	2002

ABN Amro	€13,105	€—

	€13,105	€—

        As of December 31,2003 short-term debt consists of amounts drawn down under credit facility that the Company has with the ABN AMRO. This facility relates to a line of credit with ABN AMRO established in 2002 and drawn down in 2003. Abengoa, certain subsidiaries of Abengoa and the Company participate in this facility. The total amount of the ABN AMRO credit facility is € 50,000. Of that overall maximum borrowing amount, the Company and its subsidiaries have a sub-limit of € 30,000.

        This facility will expire as of January 27, 2004.

TELVENT GIT

Notes To Condensed Financial Statements

(In thousands of Euros, except share and per share amounts)

5.	Cash Dividends Received

        The total amount the Company received as dividends from its subsidiary companies and equity investees in each last two fiscal years is as follows:

For the Year Ended
December 31,

2003
Telvent Factory Holding AG	€1,467
Telvent Interactiva, S.A.	245
Telvent Energía y Medio Ambiente, S.A.	6,967
Telvent Outsourcing, S.A.	32

€8,711

2002
Telvent Energía y Medio Ambiente, S.A.	€10,000
Telvent Interactiva, S.A.	450

€10,450

PricewaterhouseCoopers LLP
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825
Report of Independent Registered
Public Accounting Firm
April 16, 2004

Auditors’ Report

To the Directors of

Telvent GIT, S.A.

We have audited the combined balance sheets of Metso Automation SCADA Solutions Ltd. and Metso Automation SCADA Solutions, Inc. as at December 31, 2002 and 2001 and the combined statements of income and comprehensive income (loss), changes in stockholders’ equity and mandatorily redeemable preferred shares and cash flows for the years then ended. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these combined financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

PRICEWATERHOUSECOOPERS LLP

Chartered Accountants

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Metso Automation SCADA Solutions Ltd. and Metso
Automation SCADA Solutions, Inc.
Combined Balance Sheets
As at December 31, 2002 and 2001

(in thousands of United States dollars)

	2002	2001
	$	$
Assets
Current assets
Accounts receivable, net	11,376	11,554
Due from affiliates, net	6,498	8,643
Costs and estimated earnings in excess of billings on uncompleted contracts	9,432	11,970
Inventories	1,398	2,104
Prepaid expenses and deposits	725	745

Total current assets	29,429	35,016
Deferred income tax asset	1,659	2,485
Property, plant and equipment, net	1,920	2,073

	33,008	39,574

Liabilities
Current liabilities
Accounts payable	3,305	3,524
Accrued expenses	5,548	6,603
Billings in excess of estimated revenues	4,081	2,702
Deferred revenues	890	1,310
Short-term portion of long-term debt — affiliate	—	1,716

Total current liabilities	13,824	15,855
Long-term debt — affiliate	—	5,862

	13,824	21,717

Commitments and contingencies (note 12)
Mandatorily Redeemable Preferred Shares — MASSL	3,333	3,333

Stockholders’ Equity
Common stock — MASSL (no par value, 11,181,391 shares issued)	5,789	5,789
Common stock — MASSI ($10 par value, 100 shares issued)	1	1
Additional paid-in capital	5,092	5,092
Retained earnings and other comprehensive income (losses)	4,969	3,642

	15,851	14,524

	33,008	39,574

The accompanying notes are an integral part of these financial statements

Metso Automation SCADA Solutions Ltd. and
Metso Automation SCADA Solutions, Inc.
Combined Statements of Income and Comprehensive Income (Loss)
For the years ended December 31, 2002 and 2001

(in thousands of United States dollars)

	2002	2001
	$	$
Sales	55,210	56,776
Cost of sales	38,243	40,129

Gross profit	16,967	16,647

Expenses
Sales and marketing	6,331	5,759
Research and development	2,951	4,045
Administrative	3,207	3,755
Other expenses	1,732	1,028

	14,221	14,587

Earnings from operations	2,746	2,060

Other income (expense)
Interest income	117	62
Interest expense	(316)	(398)
Foreign exchange gains	(24)	(77)

	(223)	(413)

Earnings before income taxes	2,523	1,647

Income tax expense
Current	447	633
Deferred	862	603

	1,309	1,236

Net income	1,214	411
Other comprehensive income (loss) — foreign currency translation adjustment	113	(612)

Comprehensive income (loss)	1,327	(201)

The accompanying notes are an integral part of these financial statements

Metso Automation SCADA Solutions Ltd. and
Metso Automation SCADA Solutions, Inc.
Combined Statements of Changes in Stockholders’ Equity and Mandatorily Redeemable Preferred Shares
For the years ended December 31, 2002 and 2001

(in thousands of United States dollars)

	Mandatorily
	Redeemable					Retained
	Preferred					earnings and
	Shares	Common Stock			Additional	other	Total
					paid-in	comprehensive	stockholders’
	MASSL	MASSL	MASSI	Total	capital	income (losses)	equity
	$	$	$	$	$	$	$
Balance — January 1, 2001	3,333	5,789	1	5,790	5,092	3,843	14,725
Net income	—	—	—	—	—	411	411
Translation adjustment	—	—	—	—	—	(612)	(612)

Balance — December 31, 2001	3,333	5,789	1	5,790	5,092	3,642	14,524
Net income	—	—	—	—	—	1,214	1,214
Translation adjustment	—	—	—	—	—	113	113

Balance — December 31, 2002	3,333	5,789	1	5,790	5,092	4,969	15,851

The accompanying notes are an integral part of these financial statements

Metso Automation SCADA Solutions Ltd. and
Metso Automation SCADA Solutions, Inc.
Combined Statement of Cash Flows
For the years ended December 31, 2002 and 2001

(in thousands of United States dollars)

	2002	2001
	$	$
Cash provided by (used in)

Operating activities
Net income	1,214	411
Items not affecting cash
Depreciation and amortization	900	1,103
Deferred income tax expense	862	603
Gain on sale of property, plant and equipment	—	(16)
Changes in operating assets and liabilities
Accounts receivable, net	245	3,829
Due from affiliates, net	2,250	(7,768)
Inventories, prepaid expenses and deposits	743	(318)
Accounts payable, accrued expenses and deferred revenues	(2,513)	(4,668)
Net billings in excess of estimated revenues and costs and estimated earnings in excess of billings on uncompleted contracts	4,682	9,271

	8,383	2,447

Investing activity
Purchase of property, plant and equipment	(734)	(699)

Financing activity
Repayment of long-term debt, affiliate	(7,649)	(1,748)

Net change in cash and cash equivalents	—	—
Cash and cash equivalents — Beginning of year	—	—

Cash and cash equivalents — End of year	—	—

Cash payments in the year for
Interest	166	398
Income taxes	339	465

The accompanying notes are an integral part of these financial statements

Metso Automation SCADA Solutions Ltd. and
Metso Automation SCADA Solutions, Inc.
Notes to Combined Financial Statements
December 31, 2002 and 2001

(in thousands of United States dollars)

1	Description of the businesses

Metso Automation SCADA Solutions Ltd. (“MASSL”) was incorporated under the Canada Business Corporations Act and is engaged in the design, manufacture, sale and servicing of industrial automation systems. On December 31, 2002, the Company was wholly owned by its ultimate parent company, Metso Corporation, a company incorporated in Finland.

Metso Automation SCADA Solutions, Inc. (“MASSI”) (a Texas Corporation) is engaged in the design, manufacture, sale and servicing of industrial automation control and information management systems. On December 31, 2002, the Company, with offices located in Houston, Texas and Baltimore, Maryland, was ultimately owned by Metso Corporation, a company incorporated in Finland.

On January 31, 2003, MASSL and MASSI were acquired by Telvent GIT S.A. of Spain and renamed Telvent Canada Ltd. and Telvent U.S.A., Inc. respectively.

2	Basis of presentation and significant accounting policies

These financial statements combine the accounts of MASSL and MASSI (collectively, “the Company”) and have been prepared on the basis of accounting principles and disclosure standards generally accepted in the United States of America. All balances and transactions between the companies have been eliminated.

    Cash and cash equivalents

Cash equivalents consist of highly liquid investments which are readily convertible into cash and have original maturities of three months or less.

    Accounts receivable

Accounts receivable includes amounts attributable to contracts that the Company expects to collect within the next fiscal period. Accounts receivable were recorded net of an allowance for doubtful accounts of $256 at December 31, 2002 (2001 — $242).

    Concentrations of credit risk

The Company sells products to customers throughout the United States, Canada and the rest of the world. The Company’s normal credit terms for trade receivables are 30 days. In certain situations, credit terms may be extended to 60 days or longer. The Company performs ongoing credit evaluations of its customers and generally does not require collateral for its trade receivables.

Metso Automation SCADA Solutions Ltd. and
Metso Automation SCADA Solutions, Inc.
Notes to Combined Financial Statements
December 31, 2002 and 2001

(in thousands of United States dollars)

    Due from affiliates

The Company regularly records intercompany receivable and payable transactions with its parent and affiliates. These transactions consist primarily of intercompany sales, allocations of corporate expenses and movement of cash between entities. The account “Due from affiliates, net” reflects all net intercompany activity recorded by the Company.

    Inventories

Inventories of materials and finished goods are valued at the lower of cost, determined on a first-in, first-out basis and net realizable value. Work in process is recorded at cost less any provision required for anticipated losses. Inventories were recorded net of an allowance for obsolescence, shrinkage and slow moving materials of $357 at December 31, 2002 (2001 — $227).

    Property, plant and equipment

Property, plant and equipment are stated at cost. Depreciation of property, plant and equipment is calculated using the straight-line method over the estimated useful lives, which generally range from three to eight years for machinery and equipment, furniture and fixtures and leasehold improvements. The costs of major improvements that extend the useful lives of the assets are capitalized. Expenditures for maintenance, repairs and minor improvements are expensed as incurred. When property and equipment are sold or retired, the cost and related accumulated depreciation are removed and the resulting gain or loss is included in the statement of income.

    Revenue recognition

Revenues resulting from long-term projects with identifiable segments or stages are accounted for using the percentage of completion method. Estimates of percentage of completion are based upon costs incurred to date compared to the forecasted costs of each contract. Where contracts extend over one or more years, revisions in the forecasted costs of each project are reflected in the accounting period in which the revisions become known. The entire amount of an estimated loss on a contract is accrued at the time the loss becomes known.

Revenue from the sale of systems is otherwise recognized using the completed contract method.

Revenue from the sale of parts is recognized upon shipment. Revenue and costs relating to service contracts are recognized and charged ratably over the term of the contract.

“Costs and estimated earnings in excess of billings on uncompleted contracts” represent revenues recognized in excess of amounts billed under percentage of completion contracts. “Billings in excess of estimated revenues” represent billings in excess of revenues recognized under percentage of completion contracts.

Metso Automation SCADA Solutions Ltd. and
Metso Automation SCADA Solutions, Inc.
Notes to Combined Financial Statements
December 31, 2002 and 2001

(in thousands of United States dollars)

         Foreign currency translation

a)	Financial statements of MASSL

The financial statements of MASSL are translated from its functional currency, the Canadian dollar (“Cdn. $”), into U.S. dollars (the Company’s reporting currency) in accordance with SFAS No. 52, Foreign Currency Translation. All assets and liabilities are translated into U.S. dollars at the exchange rate prevailing on the balance sheet date. Revenues, costs and expenses are translated at average rates of exchange prevailing during the year. All translation gains and losses from the translation of the MASSL financial statements to U.S. dollars are reported separately as a component of other comprehensive income.

The functional currency of MASSI is the U.S. dollar.

b)	Foreign currency transactions

Transactions denominated in currencies other than the functional currencies have been remeasured into the functional currencies. Monetary assets and liabilities are remeasured using the rate of exchange in effect at the balance sheet date, whereas other non-monetary assets and liabilities are remeasured at the rate of exchange in effect on the date of the transaction. Exchange gains and losses resulting from the remeasurement of foreign currency transactions are included in the statement of income.

         Investment tax credits

The Company is entitled to investment tax credits granted by the Canadian government. Investment tax credits are earned on qualifying product research and development costs and are used to offset Canadian federal income taxes otherwise payable. These credits are recognized as a credit against the income tax expense in the statement of income.

         Income taxes

The Company accounts for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes. Under the liability method specified by SFAS No. 109, a deferred tax asset or liability is calculated based on the difference between the financial statement and tax bases of assets and liabilities, as measured by the enacted tax rates. The carrying value of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits that exceed the portion for which future realization is more likely than not.

         Product warranties

The Company generally sells products under a one-year warranty. The estimated future cost under existing warranties has been provided for in the accompanying financial statements and is included in accrued expenses.

Metso Automation SCADA Solutions Ltd. and
Metso Automation SCADA Solutions, Inc.
Notes to Combined Financial Statements
December 31, 2002 and 2001

(in thousands of United States dollars)

Research and development costs

Research and development costs are expensed as incurred.

Software development costs incurred in the period from establishment of technological feasibility of the product up to when the product is available for general release to customers are capitalized. Capitalized costs are then amortized on a straight-line basis over the estimated product life, or on the ratio of current revenue to the total projected product revenue, whichever is greater. To date, the period between achieving technological feasibility, which the company has defined as the establishment of a working model, which typically occurs when beta testing commences, and the general availability of such software has been short. As such, software development costs qualifying for capitalization have been insignificant.

Advertising and promotion

Advertising and promotion costs are expensed as incurred.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses for the period. Actual results could differ from those estimates.

Specific estimates that have a material impact on these financial statements include revenue recognition under the percentage of completion method and investment tax credits recoverable (note 9).

Recently issued accounting pronouncements

Costs Associated with Exit or Disposal Activities

In June 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS 146 “Accounting for Costs Associated with Exit or Disposal Activities”. The standard requires that liabilities for exit or disposal activity costs be recognized and measured at fair value when the liability is incurred. This standard is effective for disposal activities initiated after December 31, 2002. The Company has not determined the impact the adoption of this standard will have on its operating results or financial condition.

Derivative Instruments and Hedging Activities

On April 30, 2003, FASB issued SFAS 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. The standard applies to derivative instruments and hedging contracts entered into or modified after June 30, 2003. Adoption of SFAS 149 is not expected to have a material impact on the Company’s operating results or financial position.

Metso Automation SCADA Solutions Ltd. and
Metso Automation SCADA Solutions, Inc.
Notes to Combined Financial Statements
December 31, 2002 and 2001

(in thousands of United States dollars)

Financial Instruments with Characteristics of both Liabilities and Equity

In May 2003, FASB issued SFAS 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. The standard focuses on the balance sheet classification (liability vs. equity) of mandatorily redeemable shares, forward contacts to purchase an entity’s own stock, and freestanding written options that enable the investor to put shares of stock to the issuer. Prior to SFAS 150, mandatorily redeemable shares were typically presented in the balance sheet between liabilities and equity, commonly referred to as the “mezzanine” section and many forward purchase contracts and written put options were presented as equity, if they could be net-share-settled by the issuer. Under this standard, such financial instruments will be classified as liabilities.

For all financial instruments entered into or modified after May 31, 2003, this standard is effective immediately. For all other instruments, the standard goes into effect at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of a non-public entity for which the standard is effective for fiscal years beginning after December 15, 2003. This new standard will affect the classification of the Company’s mandatorily redeemable preferred shares.

Variable Interest Entities

In December 2003, the FASB issued Interpretation Number 46R, “Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51”. The standard mandates that variable interest entities be consolidated by their primary beneficiary. The standard is effective the first reporting period ending after March 15, 2004 for all entities with the exception of special purpose entities as defined in prior accounting guidance. The standard is effective for the first period ending after December 15, 2003 for previously defined special purpose entities. At December 31, 2002, the Company did not have any variable interest in variable-interest entities.

3	Estimated revenues on uncompleted projects

The Company recognizes revenues on certain long-term projects, the duration of which is typically one to three years, using the percentage of completion method. This method involves the use of estimates that have a material impact on these financial statements.

As of December 31, 2002, the Company has recognized accumulated revenue of $114,578 (2001 — $110,316) on a cumulative basis since inception, on contracts that were uncompleted as of that date.

Metso Automation SCADA Solutions Ltd. and
Metso Automation SCADA Solutions, Inc.
Notes to Combined Financial Statements
December 31, 2002 and 2001

(in thousands of United States dollars)

Costs and estimated earnings on uncompleted contracts at December 31, 2002 and 2001 consisted of the following:

	2002	2001
	$	$
Costs incurred on contracts in progress	91,270	87,471
Estimated earnings	23,308	22,845

	114,578	110,316
Less: Billings to date	(109,227)	(101,048)

	5,351	9,268

Costs and estimated earnings in excess of billings on uncompleted contracts	9,432 *	11,970
Less: Billings in excess of costs and estimated earnings on uncompleted contracts	(4,081)	(2,702)

	5,351	9,268

*	of which $7,684 is expected to be billed in 2003.

4	Service revenue

Sales, cost of sales and gross profit reported in the combined statements of income and comprehensive income (loss), include the following amounts related to service contracts:

	2002	2001
	$	$
Sales	11,596	8,153
Cost of sales	(5,891)	(4,403)

Gross profit	5,705	3,750

5	Inventories

	2002	2001
	$	$
Materials and finished goods	887	1,105
Work in process	511	999

	1,398	2,104

Metso Automation SCADA Solutions Ltd. and
Metso Automation SCADA Solutions, Inc.
Notes to Combined Financial Statements
December 31, 2002 and 2001

(in thousands of United States dollars)

6	Property, plant and equipment

Property, plant and equipment consisted of the following at December 31, 2002 and 2001:

	2002	2001
	$	$
Leasehold improvements	1,559	1,544
Machinery, computer and office equipment	5,900	5,293
Furniture and fixtures	1,371	1,346

	8,830	8,183
Less: Accumulated depreciation	(6,910)	(6,110)

	1,920	2,073

7	Accrued expenses

Accrued expenses at December 31, 2002 and 2001 were as follows:

	2002	2001
	$	$
Payroll and benefits	654	1,306
Commissions	531	591
Warranty	1,530	1,755
Contract losses	2,050	2,529
Licenses	537	83
Other	246	339

	5,548	6,603

Metso Automation SCADA Solutions Ltd. and
Metso Automation SCADA Solutions, Inc.
Notes to Combined Financial Statements
December 31, 2002 and 2001

(in thousands of United States dollars)

8	Share capital

Metso Automation SCADA Solutions Ltd.

Authorized

Unlimited number of non-voting, 10%, non-cumulative, preferred shares, redeemable at the initial price of Cdn. $1,000, plus all declared and unpaid dividends.
Unlimited number of common shares with no par value

Issued and outstanding

	2002	2001
	$	$
5,000 preferred shares	3,333	3,333
11,181,391 common shares	5,789	5,789

	9,122	9,122

There were no movements in the Company’s share capital during the years ended December 31, 2002 and 2001. Because the preferred shares are mandatorily redeemable, they are presented on the combined balance sheet between liabilities and equity.

Metso Automation SCADA Solutions, Inc.

Authorized

1,000 common shares, $10 par value

Issued and outstanding

	2002	2001
	$	$
100 shares	1	1

9	Income Taxes

The primary tax jurisdiction for MASSL, a Canadian company, is Canada. Prior to its acquisition on January 31, 2003 (see note 1), MASSI, a U.S. company, filed its U.S. federal income tax return as part of a consolidated return under a tax sharing agreement with other companies controlled by Metso Corporation.

Following the January 31, 2003 acquisition, utilization of MASSI’s deferred income tax assets may be limited. A valuation allowance has been recorded against MASSI’s future income tax assets.

Metso Automation SCADA Solutions Ltd. and
Metso Automation SCADA Solutions, Inc.
Notes to Combined Financial Statements
December 31, 2002 and 2001

(in thousands of United States dollars)

Earnings before income taxes for the years ended December 31, 2002 and 2001 were generated in the Company’s two principal income tax jurisdictions as follows:

	2002	2001
	$	$
Canada	2,042	1,440
U.S.	481	207

	2,523	1,647

Because of the impact of the MASSI valuation allowance on the U.S. income tax provision, the following analysis is based on the Canadian statutory income tax rate.

The income tax expense for the years ended December 31, 2002 and 2001 differs from that computed using the Canadian statutory tax rate for the following reasons:

	2002	2001
	$	$
Earnings before income taxes	2,523	1,647

Tax at the applicable tax rate of 39.19% (2001 — 42.11%)	990	694
Tax effect of expenses that are not deductible for income tax purposes	64	83
Effect of changes in enacted tax rates	(141)	5
Large corporations tax and other	42	171
Income tax assessments related to prior year	519	283
Valuation allowance	(165)	—

	1,309	1,236

Metso Automation SCADA Solutions Ltd. and
Metso Automation SCADA Solutions, Inc.
Notes to Combined Financial Statements
December 31, 2002 and 2001

(in thousands of United States dollars)

a) Investment tax credits

As at December 31, 2002, the Company has investment tax credits available to reduce future Canadian federal income taxes payable. The amounts and expiry dates are as follows:

Amount
Year of Expiry	$
2006	575
2007	890
2008	399
2009	324
2010	569
2011	99
2012	69

2,925

b) Deferred income tax asset

Deferred income tax asset consists of the following as of December 31, 2002 and 2001:

	2002	2001
	$	$
Excess of tax value over book value of capital assets	589	452
Accrued warranty costs and other provisions	1,440	1,313
Investment tax credits recoverable, net of future tax liability	995	1,412
Valuation allowance in MASSI	(1,365)	(692)

	1,659	2,485

10	Related party transactions

During the years ended December 31, 2002 and 2001, the Company had the following transactions in the ordinary course of business with its ultimate parent company and other affiliated companies under common control:

	2002	2001
	$	$
Sales to parent and other subsidiaries of the parent	62	393
Purchases from parent and other subsidiaries of the parent	1,601	1,129

Metso Automation SCADA Solutions Ltd. and
Metso Automation SCADA Solutions, Inc.
Notes to Combined Financial Statements
December 31, 2002 and 2001

(in thousands of United States dollars)

The Company’s cash, approximately $7,157 at December 31, 2002 (2001 — $8,538), is maintained in master pooled accounts by Metso Canada Ltd. (for MASSL) and Metso USA, Inc. (for MASSI). Cash is swept to the master pooled accounts on a frequent basis and, accordingly, is included as a component of the balance sheet caption “Due from affiliates, net”.

In March 2001, MASSI entered into a service agreement to receive services from an affiliate in Switzerland for research and development relating to process automation, supervisory control and data acquisition, information management, electronic commerce software products as well as administrative and marketing services. The agreement terminated on December 31, 2002 with automatic annual renewals unless either party terminates the agreement in writing within 90 days of the expiration date. The agreement renewed at December 31, 2002, however, the Switzerland affiliate was closed in 2003. In 2002, the Company incurred costs of $1,427 (2001 — $1,018) in connection with this agreement, which are included in other expenses.

During 2002, the Company repaid all long-term loans from affiliates. The loans bore interest at LIBOR plus 0.25% and the Company incurred interest expense on the loans of $285 during 2002 (2001 — $398). Under the original terms of the loans, $1,716 was due to be repaid in 2002. The loans were uncollateralized.

11	Financial instruments

Financial instruments consist of accounts receivable, due from affiliates, costs and estimated earnings in excess of billings on uncompleted contracts, accounts payable and accrued expenses. The fair value of these instruments is approximately equal to carrying amount.

12	Commitments and contingencies

a) Lease commitments

As at December 31, 2002, the Company is committed under the terms of various operating leases, primarily for the rental of premises, to minimum annual lease payments which are approximately as follows:

2003	2004	2005	2006	2007
$3,416	$3,127	$2,135	$2,039	$2,029

Rent expense was $2,495 during the year ended December 31, 2002 (2001 — $2,493).

b) Contingencies

At December 31, 2002, the Company was contingently liable in respect of bank letters of credit totalling $3,827 relating to performance guarantees on the completion of certain system sale contracts.

Metso Automation SCADA Solutions Ltd. and
Metso Automation SCADA Solutions, Inc.
Notes to Combined Financial Statements
December 31, 2002 and 2001

(in thousands of United States dollars)

13	Benefit plans

The Company maintains two defined contribution benefit plans: a 401k plan and a Deferred Profit Sharing Plan (DPSP). Under these plans, employees may contribute a percentage of their annual compensation to the plan up to a certain maximum, as defined by the plan and the local tax authorities. The Company matches a percentage of employee contributions under the 401k plan and the DPSP. Expenses incurred in connection with the Company’s plans were $713 for 2002 (2001 — $718).

        Through and including                    , 2004 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

8,700,000 Shares

Ordinary Shares

PROSPECTUS

Merrill Lynch & Co.
Lehman Brothers
SG Cowen & Co.

                     , 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.	Indemnification of Directors and Officers.

        Under Spanish law, our directors shall be liable to the company, the shareholders and the creditors of the company for any damage they cause through acts or omission contrary to the law or our by-laws, or through acts or omissions carried out breaching the duties inherent to holding a director position. Any other person acting as a director in fact shall be personally responsible on this basis as well. The registrant maintains an insurance policy that protects its officers and directors from liabilities incurred as a result of actions taken in their official capacities.

        Reference is made to Section 6 and Section 7 of the form of Underwriting Agreement filed as Exhibit 1 to the registration statement which sets forth the registrant’s, selling shareholders’ and the underwriters’ respective agreements to indemnify each other and to provide contribution in circumstances where indemnification in unavailable.

Item 7.	Recent Sales of Unregistered Securities.

        None.

Item 8.	Exhibits and Financial Statement Schedules.

        (a) The following exhibits are filed as part of this registration statement:

Exhibit
Number	Description

1	Form of Purchase Agreement*
2.1	Share Purchase Agreement by and among Metso Automation Holding B.V., Neles-Jamesbury Inc., Telvent Sistemas y Redes, S.A., Metso Automation SCADA Solutions Ltd., and Metso Automation SCADA Solutions Inc. dated January 31, 2003*
2.2	Contract of Sale of Shares of the Company Xfera Móviles, S.A. between Telvent Investments, S.L. and Telvent GIT, S.A., dated June 23, 2004 (English translation provided)*
2.3	Sale of Shares of the Company Xfera Móviles, S.A. and Adherence to Pledge and Subordination Agreements between Telvent Investments, S.L. and Telvent GIT, S.A., dated June 18, 2004 (English translation provided)*
3.1	Deed of Incorporation as filed with the Mercantile Registry of Madrid (English translation provided)*
3.2	Form of the by-laws of the Spanish Corporation Telvent GIT, S.A. (English translation provided)*
4	Form of Stock Certificate of Telvent GIT, S.A.*
5	Opinion of Squire, Sanders & Dempsey L.L.P.*
8.1	Opinion of Squire, Sanders & Dempsey L.L.P. as to certain U.S. tax matters included in the prospectus*
8.2	Opinion of Squire, Sanders & Dempsey L.L.P. as to certain Spanish tax matters included in the prospectus*
10.1	Reciprocal Loan Agreement between Abengoa, S.A. and Telvent GIT, S.A. dated April 20, 2004 (English translation provided)*
10.2	Reciprocal Credit Agreement between Abengoa, S.A. and Telvent Sistemas y Redes, S.A. dated January 2, 2003 (English translation provided)*
10.3	Form of Services Agreement (English translation provided)*
10.4	Share Purchase Agreement between Inversión Corporativa I.C., S.A. and Telvent Sistemas y Redes, S.A., dated as of December 30, 2002 (English translation provided)*
10.5	Leaseback agreement between Leasing Catalyuna, E.F.C., S.A. and Carrierhouse, S.A., dated as of December 30, 2002 (English translation provided)*

Exhibit
Number	Description

10.6	Leaseback agreement between Leasing Catalyuna, E.F.C., S.A. and Telvent Housing, S.A., dated as of November 7, 2003 (English translation provided)*
10.7	Financial Lease Contract for Machinery between ING Lease (Espana), E.F.C., S.A. and Carrierhouse, S.A., dated as of December 30, 2002 (English translation provided)*
10.8	Collateral Loan Agreement among Fortis Bank, S.A., Abengoa S.A. and Carrierhouse S.A., dated as of March 6, 2003 (English translation provided)*
10.9	Loan Policy between Caja de Ahorros y Monte de Piedad de Madrid and Sociedad Anónima de Instalaciones de Control, dated as of October 25, 2001 (English translation provided)*
10.10	Credit Agreement between Telvent Canada Ltd. and LaSalle Business Credit, a division of ABN Amro Bank N.V., Canada Branch, dated May 2, 2003*
10.11	Framework Agreement for the Granting of Banking Transactions to Abengoa S.A. and certain subsidiaries by ABN Amro Bank dated July 17, 2002*
10.12	Telvent-GIRH Contract for Services between Telvent GIT, S.A. and Gestión Integral de Recursos Humanos, S.A., dated January 1, 2004 (English translation provided)*
21.1	Subsidiaries of Telvent GIT, S.A.*
23.1	Consent of PricewaterhouseCoopers Auditores, S.L.*
23.2	Consent of PricewaterhouseCoopers LLP*
23.3	Consent of Squire, Sanders & Dempsey L.L.P. is included as part of Exhibit 5
24	Powers of Attorney (attached to the signature page)*

        (b) Financial Statement Schedules*

Schedule I: Condensed Financial Information of Telvent GIT:

(a) Condensed Balance Sheets as of December 31, 2003 and 2002.

(b) Condensed Statements of Operations for the year ended December 31, 2003 and 2002.

(c) Condensed Statements of Cash Flows for the year ended December 31, 2003 and 2002.

(d) Notes to Condensed Financial Statements.

*	Previously filed.

Item 9. Undertakings.

        The undersigned hereby undertakes:

        (a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person against the registrant in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        (c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for the filing on Form F-1 and has duly caused this Amendment No. 2 to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Madrid, Kingdom of Spain, on this 21st day of October, 2004.

TELVENT GIT, S.A.

By:	/s/ MANUEL SÁNCHEZ

Name: Manuel Sánchez
Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has been signed by the following persons in the capacities and on the dates indicated.

Signatures		Title	Date

/s/ MANUEL SÁNCHEZ Manuel Sánchez		Principal Executive Officer and Director	October 21, 2004

*/s/ ANA MARíA PLAZA Ana María Plaza		Principal Financial and Accounting Officer	October 21, 2004

*/s/ H.R.H. CARLOS DE BORBÓN His Royal Highness Carlos de Borbón		Director	October 21, 2004

*/s/ MIGUEL CUENCA Miguel Cuenca		Director	October 21, 2004

*/s/ EDUARD PUNSET Eduard Punset		Director	October 21, 2004

*/s/ JAVIER SALAS Javier Salas		Director	October 21, 2004

*/s/ JOSÉ B. TERCEIRO José B. Terceiro		Director	October 21, 2004

*/s/ CÁNDIDO VELÁZQUEZ-GAZTELU Cándido Velázquez-Gaztelu		Director	October 21, 2004

*By:	/s/ MANUEL SÁNCHEZ		October 21, 2004

Manuel Sánchez, as Attorney-In-Fact pursuant to the power of attorney in the registration statement filed on October 4, 2004

EXHIBIT INDEX

Exhibit
Number	Description

1	Form of Purchase Agreement*
2.1	Share Purchase Agreement by and among Metso Automation Holding B.V, Neles-Jamesbury Inc., Telvent Sistemas y Redes, S.A., Metso Automation SCADA Solutions Ltd., and Metso Automation SCADA Solutions Inc. dated January 31, 2003*
2.2	Contract of Sale of Shares of the Company Xfera Móviles, S.A. between Telvent Investments, S.L. and Telvent GIT, S.A., dated June 23, 2004 (English translation provided)*
2.3	Sale of Shares of the Company Xfera Móviles, S.A. and Adherence to Pledge and Subordination Agreements between Telvent Investments, S.L. and Telvent GIT, S.A., dated June 18, 2004 (English translation provided)*
3.1	Deed of Incorporation as filed with the Mercantile Registry of Madrid (English translation provided)*
3.2	Form of the by-laws of the Spanish Corporation Telvent GIT, S.A. (English translation provided)*
4	Form of Stock Certificate of Telvent GIT, S.A.*
5	Opinion of Squire, Sanders & Dempsey L.L.P.*
8.1	Opinion of Squire, Sanders & Dempsey L.L.P. as to certain U.S. tax matters included in the prospectus*
8.2	Opinion of Squire, Sanders & Dempsey L.L.P. as to certain Spanish tax matters included in the prospectus*
10.1	Reciprocal Loan Agreement between Abengoa, S.A. and Telvent GIT, S.A. dated April 20, 2004 (English translation provided)*
10.2	Reciprocal Credit Agreement between Abengoa, S.A. and Telvent Sistemas y Redes, S.A. dated January 2, 2003 (English translation provided)*
10.3	Form of Services Agreement (English translation provided)*
10.4	Share Purchase Agreement between Inversión Corporativa, I.C. S.A. and Telvent Sistemas y Redes, S.A., dated as of December 30, 2002 (English translation provided)*
10.5	Leaseback agreement between Leasing Catalyuna, E.F.C., S.A. and Carrierhouse, S.A., dated as of December 30, 2002 (English translation provided)*
10.6	Leaseback agreement between Leasing Catalyuna, E.F.C., S.A. and Telvent Housing, S.A., dated as of November 7, 2003 (English translation provided)*
10.7	Financial Lease Contract for Machinery between ING Lease (Espana), E.F.C., S.A. and Carrierhouse, S.A., dated as of December 30, 2002 (English translation provided)*
10.8	Collateral Loan Agreement among Fortis Bank, S.A., Abengoa S.A. and Carrierhouse S.A., dated as of March 6, 2003 (English translation provided)*
10.9	Loan Policy between Caja de Ahorros y Monte de Piedad de Madrid and Sociedad Anónima de Instalaciones de Control, dated as of October 25, 2001 (English translation provided)*
10.10	Credit Agreement between Telvent Canada Ltd. and LaSalle Business Credit, a division of ABN Amro Bank N.V., Canada Branch, dated May 2, 2003*
10.11	Framework Agreement for the Granting of Banking Transactions to Abengoa S.A. and certain subsidiaries by ABN Amro Bank dated July 17, 2002*
10.12	Telvent-GIRH Contract for Services between Telvent GIT, S.A. and Gestión Integral de Recursos Humanos, S.A., dated January 1, 2004 (English translation provided)*
21.1	Subsidiaries of Telvent GIT, S.A.*
23.1	Consent of PricewaterhouseCoopers Auditores, S.L.*
23.2	Consent of PricewaterhouseCoopers LLP*
23.3	Consent of Squire, Sanders & Dempsey L.L.P. is included as part of Exhibit 5
24	Powers of Attorney (attached to the signature page)*

*	Previously filed.